As filed with the Securities and Exchange Commission on February 10, 2005
Registration No. 333-121002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alpha Natural Resources, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1222	02-0733940
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

406 West Main Street

Abingdon, VA 24210
(276) 619-4410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vaughn R. Groves, Esq.

Vice President and General Counsel
Alpha Natural Resources, Inc.
406 West Main Street
Abingdon, VA 24210
(276) 619-4410
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

James L. Palenchar, Esq. Polly S. Swartzfager, Esq. Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop Street, 8th Floor Denver, CO 80202 Ph: (303) 592-3100 Fax: (303) 592-3140	Peter M. Labonski, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022-4802 Ph: (212) 906-1200 Fax: (212) 751-4864	Edward P. Tolley III, Esq. Joshua Ford Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Ph: (212) 455-2000 Fax: (212) 455-2502

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate	Aggregate	Amount of
Securities to be Registered	Registered(1)	Offering Price per Share	Offering Price(2)	Registration Fee

Common stock, par value $0.01 per share	33,925,000 shares	$18.00	$610,650,000	$74,123.51(3)

(1)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act of 1933.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005

PROSPECTUS

29,500,000 Shares

Alpha Natural Resources, Inc.

Common Stock

This is the initial public offering of shares of common stock of Alpha Natural Resources, Inc. All of the 29,500,000 shares of common stock are being sold by us. We intend to use all of the net proceeds from the sale of the shares in this offering to repay indebtedness to certain of our existing stockholders.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share will be between $16.00 and $18.00. We have applied to list the common stock on the New York Stock Exchange under the symbol “ANR.”

The underwriters have the option for a period of 30 days after the date of this prospectus to purchase up to an additional 4,425,000 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments. We intend to use the net proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to make distributions to our existing stockholders.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Proceeds,
before
	Initial public		expenses, to
	offering	Underwriting	Alpha Natural
	price	discount	Resources, Inc.

Per Share	$	$	$
Total	$	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Morgan Stanley	Citigroup

          UBS Investment Bank

Bear, Stearns & Co. Inc.

Lehman Brothers

ABN AMRO Rothschild LLC	Natexis Bleichroeder Inc.

                    , 2005.

STATE OF COLORADO
Denver
National King Coal
1 Coal Mine
0.4 Million Tons*
Durango
PENNSYLVANIA
Amfire
20 Coal Mines
2 Preparation Plants
2.9 Million Tons*
Akron
Youngstown
Du Bois
Canton
CLYMER
Indiana
Pittsburgh
Latrobe
PORTAGE
Steubenville
Wheeling
Washington
Columbus
OHIO
Zanesville
Uniontown
Bedford
Cumberland
Chillicothe
Fairmont
Morgantown
WHITETAIL
MD
Parkersburg
Clarksburg
WEST VIRGINIA
Kingwood
1 Coal Mine
1 Preparation Plant
2.4 Million Tons*
Portsmouth
Brooks Run
3 Coal Mines
1 Preparation Plant
2.3 Million Tons*
ERBACON
Ashland
Huntington
Charleston
Morehead
KENTUCKY
Staunton
Charlottesville
Dickenson - Russell
8 Coal Mines
2 Preparation Plants
2.0 Million Tons*
Beckley
Welch
13 Coal Mines
3 Preparation Plants
2.7 Million Tons*
VIRGINIA
Enterprise
4 Coal Mines
1 Preparation Plant
1.5 Million Tons*
Pikeville
KEPLER
LITWAR
HERNDON
Hazard
Lynchburg
ROXANA
McCLURE RIVER
MOSS # 3
Roanoke
TOMS CREEK
Big Stone Gap
ABINGDON
Paramount
14 Coal Mines
1 Preparation Plant
6.2 Million Tons*
NC
CSX
NS
LEGEND
LOW VOLATILE BITUMINOUS COAL DEPOSITS
MEDIUM VOLATILE BITUMINOUS COAL DEPOSITS
HIGH VOLATILE BITUMINOUS COAL DEPOSITS
ABINGDON, VA. HEADQUARTERS OFFICE
PREPARATION PLANT LOCATIONS
AREA OF BUSINESS UNITS
CSX CSX Railroad
NS Norfolk Southern Railroad
*2003 pro-forma production of saleable tons (includes coal purchased from third parties and processed at our subsidiaries' processing plants)
Alpha Natural Resources
MAP OF
APPALACHIAN AND SAN JUAN
COALFIELDS
Showing
GENERAL LOCATIONS OF BUSINESS UNITS
As of September 30, 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell, and are not seeking offers to buy, shares of our common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is current only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 4,425,000 additional shares from us and that the shares to be sold in this offering are sold at $17.00 per share, which is the midpoint of the range indicated on the front cover of this prospectus.

i

PROSPECTUS SUMMARY

      This summary does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire document, including our combined historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      Unless the context otherwise indicates, as used in this prospectus, the terms “Alpha,” “we,” “our,” “us” and similar terms refer to: (1) our Predecessor with respect to periods on and prior to December 13, 2002, (2) ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries on a combined basis with respect to periods from and after December 14, 2002 until the completion of our Internal Restructuring as defined and described below under “Internal Restructuring” and (3) Alpha Natural Resources, Inc. and its consolidated subsidiaries with respect to periods from and after the completion of our Internal Restructuring. References to our “Predecessor” refer to the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company, that we acquired on December 13, 2002. In this prospectus, we use the term “ANR Holdings” to refer to ANR Holdings, LLC, our top tier holding company prior to the completion of our Internal Restructuring, and the phrase “existing stockholders” to refer to the members of ANR Holdings who will receive shares of our common stock pursuant to our Internal Restructuring.

      References to pro forma financial and other pro forma information reflect (1) for balance sheet data, the consummation of our Internal Restructuring as if it had occurred on September 30, 2004 and (2) for statement of operations and other data, the consummation of our 2003 Acquisitions and 2004 Financings as defined and described below under “—Summary Historical and Pro Forma Financial Data,” and our Internal Restructuring, in each case as if these events had occurred on January 1, 2003. See “Unaudited Pro Forma Financial Information.”

Alpha Natural Resources

      We are a leading Central Appalachian coal producer that also has significant operations in Northern Appalachia. Our reserves primarily consist of high Btu, low sulfur steam coal that is currently in high demand in U.S. coal markets and metallurgical coal that is currently in high demand in both U.S. and international coal markets. We produce, process and sell steam and metallurgical coal from eight regional business units supported by 44 active underground mines, 20 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky, Pennsylvania and Colorado. We are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines, allowing us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately.

      Steam coal, which is primarily purchased by large utilities and industrial customers as fuel for electricity generation, accounted for approximately 63% of our coal sales volume in the first nine months of 2004 and 73% of our 2003 pro forma coal sales volume. The majority of our steam coal sales volume in the first nine months of 2004 and during 2003 consisted of high Btu (above 12,500 Btu content per pound), low sulfur (sulfur content of 1.5% or less) coal, which typically sells at a premium to lower-Btu, higher-sulfur steam coal.

      Metallurgical coal, which is used primarily to make coke, a key component in the steel making process, accounted for approximately 37% of our coal sales volume in the first nine months of 2004 and 27% of our 2003 pro forma coal sales volume. Metallurgical coal generally sells at a premium over steam coal because of its higher quality and its value in the steelmaking process as the raw material for coke. Under current market conditions, we are able to market a significant portion of our higher quality steam coal as metallurgical coal. The majority of our international coal sales in the first nine months of 2004 and on a pro forma basis in 2003 consisted of metallurgical coal.

      During the first nine months of 2004, on a pro forma basis, we sold a total of 19.4 million tons of steam and metallurgical coal and generated revenues of $937.1 million, EBITDA of $96.7 million and net income of $28.4 million. We define and reconcile EBITDA, and explain its importance, in note (1) under “—Summary Historical and Pro Forma Financial Data.” On a pro forma basis in 2003 we sold a total of 25.3 million tons of steam and metallurgical coal and generated revenues of $902.8 million, EBITDA of $68.2 million and net income of $0.5 million. Our coal sales during the first nine months of 2004 and on a pro forma basis during 2003 included 5.4 million tons and 6.1 million tons, respectively, of purchased coal, of which approximately 81% and 83%, respectively, was blended with coal produced from our mines prior to resale. Measured by tons sold, approximately 32% of our 2004 coal sales for the nine months ended September 30, 2004 and 20% of our 2003 pro forma coal sales were made outside the United States, primarily in Canada, Brazil and several countries in Europe and, beginning in 2004, also in Asia.

      As of October 15, 2004, we owned or leased 514.5 million tons of proven and probable coal reserves. Of our total proven and probable reserves, approximately 89% are low sulfur reserves, with approximately 58% having sulfur content below 1.0%. Approximately 94% of our total proven and probable reserves have a high Btu content. We believe that our total proven and probable reserves will support current production levels for more than 25 years.

Competitive Strengths

      We believe that the combination of the following competitive strengths distinguishes us from our competitors.

      We provide a comprehensive range of steam and metallurgical coal products that are in high demand. Our reserves enable us to provide customers with coal products that are in high demand— including high Btu, low sulfur steam coal, and low, medium and high volatile metallurgical coal. Steam coal customers value high Btu coal because it fuels electricity generation more efficiently than lower energy content coal. In addition, the demand for clean burning, low sulfur coal has grown significantly since the implementation of sulfur emission restrictions mandated by the Clean Air Act. Metallurgical coal customers require precise coal characteristics to meet their coke production specifications and generally value low volatile metallurgical coal more highly than other categories of metallurgical coal.

      Our flexible mining operations and diversified asset base allow us to manage costs while capitalizing on market opportunities. Our 64 active mines, 11 preparation plants and eight regional business units are supported by flexible and cost-effective use of our mining equipment and personnel. Our mining equipment is interchangeable and can be redirected easily at a relatively low cost, providing us more flexibility to respond to changing geologic, operating and market conditions. The diversity of our portfolio of mines and preparation plants allows us to move resources between existing or new operations and limits our mine concentration risk.

      Our ability to provide customized product offerings creates valuable market opportunities, strengthens our customer relationships and improves profitability. We have a “customer-focused” marketing strategy that, combined with our comprehensive range of coal product offerings and established marketing network, enables us to customize our coal deliveries to a customer’s precise needs and specifications. The products we sell to our customers will often be a blend of internally produced coal and coal we have purchased from third parties, in contrast to the more traditional approach of only offering coal produced from captive mines. We believe our commitment to providing high quality coal products designed to our customers’ specifications enables us to maintain strong customer relationships while maximizing the value of our coal reserves.

      Our primary operating focus is the Appalachian region, the region with the most producer-favorable coal supply and demand dynamics in the United States. Our operations are focused on Central and Northern Appalachia, which accounted for 70% and 27%, respectively, of the coal produced from our mines during the first nine months of 2004. The Appalachian region has produced declining supplies of coal in recent years while regional demand, already the highest in the United States based on tons consumed, is expected to increase due to growth in regional demand for electricity. We believe these trends in Appalachian coal supply and demand, the high quality of Appalachian coal and the lower transportation costs that result from the proximity of Appalachian producers and customers create favorable pricing dynamics that provide us with an advantage over producers from other regions.

      Our Central Appalachian mining expertise provides us with significant regional growth opportunities. Our focus on the Appalachian region has allowed us to develop expertise in efficiently mining Central Appalachian reserves. Furthermore, we have developed both a good understanding of the region’s transportation infrastructure and a favorable reputation with the region’s property owners, coal industry operators and employee base.

      Our comparatively low amount of long-term reclamation and employee-related liabilities provides us with financial flexibility. As of September 30, 2004, we had total accrued reclamation liabilities of $40.6 million, self-insured workers’ compensation liabilities of $5.3 million and post-retirement obligations of $13.5 million, and we had no pension liabilities and minimal black lung liabilities. We believe the amount of these liabilities are among the lowest of the publicly-traded U.S. coal producers. In addition, because over 90% of our approximately 2,600 employees are employed by our subsidiaries on a union-free basis and approximately 95% of our pro forma coal production during the first nine months of 2004 and in 2003 was produced from mines operated by union-free employees, we are better able to minimize the types of employee-related liabilities commonly associated with union-represented mines.

      Our management team has extensive coal industry experience and has successfully integrated a number of acquisitions. Our senior executives have, on average, more than 20 years of experience in the coal industry, largely in the Appalachian region, and they have substantial experience in increasing productivity, reducing costs, implementing our marketing strategy and coal blending capabilities, improving safety, and developing and maintaining strong customer and employee relationships. In addition to their operating strengths, the majority of our senior executives have significant experience in identifying, acquiring and integrating coal companies into existing organizations.

Business Strategy

      We believe that we are well-positioned to enhance stockholder value by continuing to implement our strategy, which consists of the following key components:

      Achieve premium pricing and optimum efficiency in contract fulfillment. We intend to continue to use our diversified operating strategy, coal blending capabilities, market knowledge and strong marketing organization to identify and capitalize on opportunities to generate premium pricing for our coal and to achieve optimum efficiency in fulfillment of coal contracts. As of January 10, 2005, we had contracts to sell 96% of our planned production for 2005 and 51% of our planned production for 2006, which we believe provides us with significant price certainty in the short-term while maintaining uncommitted planned production that allows us to take an opportunistic approach to selling our coal.

      Maximize profitability of our mining operations. We continuously reassess our reserves, mines and processing and loading facilities in an effort to determine the optimum operating configuration that maximizes our profitability, efficient use of operating assets and return on invested capital. We intend to continue to optimize the profitability of our mining operations through a series of initiatives that include:

•	increasing production levels where we determine that such increased production can be profitably achieved;

•	leveraging our product offerings, blending capabilities and marketing organization to realize higher margins from our sales;

•	deploying our resources against the most profitable opportunities available in our asset portfolio;

•	consolidating regional operations and increasing the utilization of our existing preparation plants and loading facilities;

•	maintaining our focus on safety and implementing safety measures designed to keep our workforce injury free; and

•	coordinating company-wide purchasing activities with major vendors to provide materials and supplies at lower overall cost.

      Pursue strategic value-creating acquisitions. We have successfully acquired and integrated businesses into our operations, and we intend to continue to expand our business and coal reserves through acquisitions of attractive, strategically positioned assets. Although we intend to concentrate our efforts in Appalachia, where we believe there remain attractive acquisition opportunities, we will continue to evaluate opportunities in other regions that meet our acquisition criteria. We employ what we believe is a disciplined acquisition strategy focused on acquiring coal and coal-related operations and assets at attractive valuations.

      Maintain a strong safety, labor relations and environmental record. One of our core values is protecting the health and welfare of our employees by designing and implementing high safety standards in the workplace. We also aim to preserve the positive relationship we have developed with our employees. Similarly, we aim to adhere to high standards in protecting and preserving the environment in which we operate.

Risks Related to our Business and Strategy

      Our ability to execute our strategy is subject to the risks that are generally associated with the coal industry. For example, our profitability could decline due to changes in coal prices or coal consumption patterns, as well as unanticipated mine operating conditions, loss of customers, changes in our ability to access our coal reserves and other factors that are not within our control. Furthermore, the heavily regulated nature of the coal industry imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal.

      We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risk that in a future acquisition we could assume more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions, thereby reducing our competitive strength with regard to our level of long-term liabilities. In addition, our focus on the Central and Northern Appalachian regions exposes us to the risks of operating in these regions, including higher costs of production as compared to other coal-producing regions and more costly and restrictive permitting, licensing and other environmental and regulatory requirements. For additional risks relating to our business and this offering, see “Risk Factors” beginning on page 12 of this prospectus.

Coal Market Outlook

      According to traded coal indices and reference prices, U.S. and international coal demand is currently strong, and coal pricing has increased year-over-year in each of our coal production markets. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the most recent estimate of 3.9% real GDP growth in the third quarter of 2004, as reported by the Bureau of Economic Analysis;

•	relatively low customer stockpiles, estimated by the U.S. Energy Information Administration (“EIA”) to be approximately 113 million tons at the end of September 2004, down 13% from the same period in the prior year;

•	declining coal production in Central Appalachia, including a decline of 0.6% in Central Appalachian coal production volume during the first three quarters of 2004 as compared to the same period in 2003;

•	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 88.4% in 2003, up from 70.5% in 1993, as estimated by the EIA;

•	high current and forward prices for natural gas and oil, the primary fuels for electricity generation, with spot prices as of January 24, 2005 for natural gas and heating oil at $6.42 per million Btu and $1.41 per gallon, respectively, as reported by Bloomberg L.P.; and

•	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

      U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes the percentage increase in year-over-year average reference prices for coal as of January 24, 2005, according to Platts Research and Consulting (“Platts”), in the regions where we produce our coal, and the percentage of our produced and processed coal sales during the first nine months of 2004 by region:

		Percentage of Produced and
	Increase in Average	Processed Coal Sales in First
	Reference Prices	Nine Months of 2004

Central Appalachia	57%	71%
Northern Appalachia	76%	27%
Colorado	36%	2%

      We expect near-term volume growth in U.S. coal consumption to be driven by greater utilization at existing coal-fired electricity generating plants, which operated at an estimated 71% of capacity in 2003, according to Platts. If existing U.S. coal fueled plants operate at estimated potential utilization rates of 85%, we believe they would consume approximately 200 million additional tons of coal per year, which represents an increase of approximately 18% over current coal consumption.

      We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fired plants. The National Energy Technology Laboratory (“NETL”), an arm of the U.S. Department of Energy (the “DOE”), projects that 112,000 megawatts of new coal-fired electric generation capacity will be constructed in the United States by 2025. The NETL has identified 106 coal-fired plants, representing 65,000 megawatts of electric generation capacity, that have been proposed and are currently in various stages of development. The DOE projects that 59 of these proposed coal-fired plants, representing 38,000 megawatts of electric generation capacity, will be completed and will begin consuming coal to produce electricity by the end of 2010.

      The current pricing environment for U.S. metallurgical coal is also strong in both the domestic and seaborne export markets. Demand for metallurgical coal in the United States has recently increased due to a recovery in the U.S. steel industry. Pricing for U.S. metallurgical coal has also been supported by reduced production at several U.S. metallurgical coal mines in 2003. In addition to increased demand for metallurgical coal in the United States, demand for metallurgical coal has increased in international markets. According to the International Iron and Steel Institute, Chinese steel consumption increased 25% in 2003, and Asia-Pacific Rim consumption of metallurgical coal continues to strain supply. For example, BHP Billiton, a major Australian producer, reported average price settlement increases of 28% for annually-priced metallurgical coal sales contracts in 2004 as compared to 2003, and Fording Canadian Coal Trust, a major Canadian producer, reported increases in metallurgical coal sales prices in the third quarter of 2004 of 22% over the same period in 2003. The tightening supply of metallurgical coal in global markets has been due in part to recent supply disruptions in Australia, the world’s largest coal exporter, and the decision by China, the world’s second largest coal exporter, to restrict its metallurgical coal exports in order to satisfy domestic demand. Additionally, the recent weakness of the U.S. dollar has made U.S. metallurgical coal more competitive in international markets. The table below describes average sale prices, according to Platts, for low volatile metallurgical coal at the Hampton Roads, Virginia export terminals, through which we ship the great majority of our metallurgical coal exports and which collectively constitute the highest volume export facility for U.S. metallurgical coal production, and the percentage increase in prices year-over-year:

				Percentage
Average Sale Prices Per Ton for Low Volatile Metallurgical				Increase
Coal at Hampton Roads, Virginia Export Terminals				Year-over-Year

January 12, 2004	$71.50	January 3, 2005	$137.50	92%
October 6, 2003	$52.00	October 4, 2004	$135.00	163%
July 7, 2003	$50.45	July 5, 2004	$125.00	168%
March 31, 2003	$51.20	April 5, 2004	$135.00	161%

Internal Restructuring

      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of internal restructuring transactions, which we refer to collectively as our “Internal Restructuring,” for the purpose of transitioning from an organizational structure in which our top-tier holding company is a limited liability company to a structure in which our top-tier holding company is a corporation. Our current top-tier holding company is ANR Holdings. Following the Internal Restructuring, the current members of ANR Holdings will be stockholders of our new top-tier holding company, Alpha Natural Resources, Inc., which is issuing shares of its common stock to the public in this offering. In connection with the Internal Restructuring, the current members of ANR Holdings will contribute all of their membership interests in ANR Holdings to Alpha Natural Resources, Inc. in exchange for shares of common stock and, with respect to all members of ANR Holdings except for members of ANR Holdings who are also members of our management team, promissory notes of Alpha Natural Resources, Inc. The promissory notes, which we refer to as the “Restructuring Notes,” will be issued in an aggregate principal amount plus accrued interest of approximately $465.2 million, and we intend to use all of the net proceeds from this offering to repay the Restructuring Notes in full. See “Internal Restructuring” on page 36.

Recent Results

      Our combined financial statements for the fourth quarter and year ended December 31, 2004 are not yet available and our independent accountants have not completed their audit of our combined financial statements for the year ended December 31, 2004. Our expectations with respect to our results for the periods discussed below are based upon management estimates. Our actual results may differ from these estimates.

      We expect to report increases in total revenues, EBITDA and net income for both the fourth quarter and year ended December 31, 2004 compared to the corresponding periods during 2003. The expected increase in total revenues for the fourth quarter and year ended December 31, 2004 is principally due to an increase in coal sales revenues resulting from an increase in the average per ton sale price of our coal. On a pro forma basis, we expect to report an increase in cost of coal sales (which excludes depreciation, depletion and amortization) for the fourth quarter and year ended December 31, 2004 compared to the corresponding periods during 2003, principally due to higher production costs and higher costs for purchased coal. We expect that total coal sales volumes remained constant for the fourth quarter and increased for the year ended December 31, 2004 compared to the corresponding prior-year periods, with a decrease in steam coal sale volumes and an increase in metallurgical coal sales volumes for such periods. We expect that the proportion of the tons we produced and processed during the fourth quarter and year ended December 31, 2004 experienced a similar shift from steam coal to metallurgical coal compared to the corresponding periods during 2003. We expect that our results for the fourth quarter of 2004 were adversely impacted by additional administrative costs associated with our Sarbanes-Oxley Act compliance program, revenue deferrals on some of our Middle-East export business and stock-based compensation expense associated with option grants to members of management and key employees during the quarter. In addition, the retiree medical plan for union free employees implemented in July 2004 added incremental cost to our fourth quarter ended December 31, 2004 results, partially offset by a favorable contract settlement from an international customer. We expect that our results for the year ended December 31, 2004 were adversely impacted by an impairment charge with respect to our National King Coal LLC and Gallup Transportation and Transloading Company, LLC operating subsidiaries, mid-year incentive and vacation awards, professional fees associated with our Sarbanes-Oxley Act compliance program, and the retiree medical plan for union free employees.

      As part of our Internal Restructuring, our executive officers and certain other key employees will receive shares of our common stock in exchange for their interest in ANR Holdings. As a result, assuming an initial public offering price per share of $17.00, which is the midpoint of the range indicated on the front cover of this prospectus, we expect to record stock-based compensation expense and deferred stock-based compensation equal to the fair value of the shares issued of $52.9 million. We expect to record $26.5 million of compensation expense at the time of this offering equal to the vested portion of the shares issued. As a result of this non-cash compensation expense, we expect that our operating expenses for the quarter ending March 31, 2005 will be higher than in prior periods and that we may record a net loss for this quarter. We expect to record the remaining $26.4 million of compensation as deferred stock-based compensation, which will be amortized over the two-year vesting period of the unvested shares. If the initial public offering price per share is higher than $17.00, however, the amount of compensation expense and deferred stock-based compensation that we will record will be greater. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Internal Restructuring and Offering.”

The Offering

Shares of common stock offered by us:	29,500,000 shares.

Shares of common stock outstanding after this offering(1)	62,212,580 shares.

Use of proceeds	We estimate that our net proceeds from the sale of the shares in this offering will be approximately $465.2 million. We intend to use all these net proceeds to repay in full the Restructuring Notes that we will issue to certain of our existing stockholders as part of our Internal Restructuring. We intend to use the net proceeds from any shares sold pursuant to the underwriters’ over-allotment option to make distributions to our existing stockholders. See “Use of Proceeds” and “Internal Restructuring.”

Proposed New York Stock Exchange symbol	ANR.

(1)	Shares outstanding includes 4,425,000 shares that will be distributed to our existing stockholders, which will occur if the underwriters do not exercise any portion of their over-allotment option. The number of shares distributed will decrease to the extent the underwriters exercise their over-allotment option. See “Dividend Policy.”

Shares outstanding excludes 596,985 shares of common stock reserved for issuance under the Alpha Coal Management Amended and Restated Long-Term Incentive Plan, under which options to purchase 596,985 shares of common stock at an exercise price of $12.73 will be outstanding as of the effectiveness of the registration statement of which this prospectus is a part, and 3,338,841 shares of common stock reserved for issuance under the Alpha Natural Resources, Inc. Long-Term Incentive Plan, under which options to purchase 692,905 shares of common stock at an exercise price equal to the initial public offering price will be granted to certain executive officers, directors and key employees at the time of this offering.

Additional Information

      Our principal executive offices are located at 406 West Main Street, Abingdon, Virginia 24210 and our telephone number is (276) 619-4410.

Risk Factors

      Investing in our common stock involves substantial risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before investing in our common stock.

Summary Historical and Pro Forma Financial Data

      Alpha Natural Resources, Inc. was incorporated on November 29, 2004 and has not engaged in any business or other activities except in connection with its formation and the Internal Restructuring. The following summary historical financial data as of December 31, 2002 and 2003 and September 30, 2004, for the period from December 14, 2002 through December 31, 2002, for the year ended December 31, 2003 and for the nine months ended September 30, 2004, have been derived from the combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the owners of a majority of the membership interests of ANR Holdings prior to the Internal Restructuring), and the related notes, included elsewhere in this prospectus, which have been audited by KPMG LLP (“KPMG”), an independent registered public accounting firm. The summary historical financial data for the nine months ended September 30, 2003 have been derived from the unaudited combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries, and the related notes, included elsewhere in this prospectus. In the opinion of management, the financial data for the nine months ended September 30, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The summary historical financial data for the year ended December 31, 2001 and the period from January 1, 2002 through December 13, 2002 (together, the “Predecessor Periods”) have been derived from our Predecessor’s combined financial statements and the related notes, included elsewhere in this prospectus, which have been audited by KPMG.

      On December 13, 2002, we acquired a majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company. The Predecessor Periods reflect the historical basis of accounting of these operations and the periods from and after December 14, 2002 reflect the effects of purchase accounting for the acquisition of these operations. Accordingly, the results of operations for the Predecessor Periods are not comparable to the results of operations for the periods from and after December 14, 2002. On January 31, 2003, we acquired Coastal Coal Company, LLC (“Coastal Coal Company”), and the results of operations of Coastal Coal Company are included in our historical results of operations for periods from and after February 1, 2003. In addition, on March 11, 2003, we acquired the U.S. coal production and marketing assets of American Metals & Coal International, Inc. (“AMCI”), and the results of operations of this business are included in our historical results of operations for periods from and after March 12, 2003. We refer to the U.S. coal production and marketing assets we acquired from AMCI as “U.S. AMCI”. Further, on November 17, 2003, we acquired Mears Enterprises, Inc. and affiliated entities (collectively, “Mears”), and the results of operations of Mears are included in our historical results of operations for periods from and after November 18, 2003. Our financial results reflect the effects of purchase accounting for the acquisitions of Coastal Coal Company, U.S. AMCI and Mears, which we refer to, collectively, as the “2003 Acquisitions.” On May 18, 2004, our subsidiaries, Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp., issued $175.0 million principal amount of 10% senior notes due 2012, and on May 28, 2004, Alpha Natural Resources, LLC entered into a new $175.0 million credit facility (together referred to as the “2004 Financings”). We refer to the 2003 Acquisitions, the 2004 Financings and the Internal Restructuring, collectively, as the “Prior Transactions.”

      The summary pro forma balance sheet data as of September 30, 2004 give pro forma effect to the Internal Restructuring as if it had occurred on September 30, 2004, as further adjusted to give effect to this offering and the intended application of the net proceeds therefrom. The summary pro forma statements of operations data for the year ended December 31, 2003 and for the nine months ended September 30, 2004 give pro forma effect to all of the Prior Transactions as if they were completed on January 1, 2003. The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

      The following data should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Internal Restructuring” and our combined financial statements, and the related notes, included elsewhere in this prospectus.

			ANR Fund IX Holdings, L.P. and
	Predecessor		Alpha NR Holding, Inc. and Subsidiaries

		Period	Period		Nine Months	Nine Months
	Year Ended	January 1 to	December 14 to	Year Ended	Ended	Ended
	December 31,	December 13,	December 31,	December 31,	September 30,	September 30,
	2001	2002	2002	2003	2003	2004

					(unaudited)

	(in thousands, except per share and per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$227,237	$154,715	$6,260	$701,262	$504,660	$808,655
Freight and handling revenues	25,808	17,001	1,009	73,800	49,803	106,291
Other revenues	8,472	6,031	101	17,504	11,244	22,117

Total revenues	261,517	177,747	7,370	792,566	565,707	937,063

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	219,545	158,924	6,268	632,979	450,731	677,100
Freight and handling costs	25,808	17,001	1,009	73,800	49,803	106,291
Cost of other revenues	8,156	7,973	120	16,750	11,532	16,943
Depreciation, depletion and amortization	7,866	6,814	274	36,054	25,806	39,352
Asset impairment charge	—	—	—	—	—	5,100
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	9,370	8,797	471	21,949	16,697	35,786
Costs to exit business	3,500	25,274	—	—	—	—

Total costs and expenses	274,245	224,783	8,142	781,532	554,569	880,572

Refund of federal black lung excise tax	16,213	2,049	—	—	—	—
Gain on sale of fixed assets, net	—	—	—	—	—	342
Other operating income, net	94	1,430	—	—	—	—

Income (loss) from operations	3,579	(43,557)	(772)	11,034	11,138	56,833

Other income (expense):
Interest expense	—	(35)	(203)	(7,848)	(5,964)	(14,497)
Interest income	1,993	2,072	6	103	91	331
Miscellaneous income	1,250	—	—	575	451	527

Total other income (expense), net	3,243	2,037	(197)	(7,170)	(5,422)	(13,639)

Income (loss) before income taxes and minority interest	6,822	(41,520)	(969)	3,864	5,716	43,194
Income tax expense (benefit)	(1,497)	(17,198)	(334)	668	988	4,732
Minority interest	—	—	—	934	1,750	19,562

Net income (loss)	$8,319	$(24,322)	$(635)	$2,262	$2,978	$18,900

Pro forma, as adjusted, earnings per share data (1):
Pro forma basic earnings (loss) per share:
Pro forma net income (loss)
Pro forma shares
Pro forma diluted earnings (loss) per share:
Pro forma net income (loss)
Pro forma shares
Balance sheet data (at period end):
Cash and cash equivalents	$175	$88	$8,444	$11,246		$15,811
Total assets	139,467	156,328	108,442	379,336		457,823
Notes payable and long-term debt, including current portion	—	—	25,743	84,964		185,617
Stockholders’ equity and partners’ capital (deficit)	(136,593)	(132,997)	23,384	86,367		44,885
Statement of Cash Flows Data:
Net cash provided by (used in) operations:
Operating activities	$10,655	$(13,816)	$(295)	$54,104	$38,149	$99,247
Investing activities	(9,203)	(22,054)	(38,893)	(100,072)	(61,133)	(67,235)
Financing activities	(1,462)	35,783	47,632	48,770	33,569	(27,447)
Capital expenditures	10,218	21,866	960	27,719	27,130	52,984
Other Financial Data:
EBITDA(2)(3)
Operating Data:
Tons sold	6,975	4,283	186	21,930	15,778	19,424
Tons produced	6,248	4,508	87	17,532	12,867	14,193
Average coal sales realization (per ton)	$32.58	$36.12	$33.66	$31.98	$31.99	$41.63

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Alpha Natural Resources,
	Inc.

		Pro Forma
	Pro Forma	Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

	(unaudited)	(unaudited)

	(in thousands, except per share and per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$808,798	$808,655
Freight and handling revenues	75,713	106,291
Other revenues	18,255	22,117

Total revenues	902,766	937,063

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	713,503	677,100
Freight and handling costs	75,713	106,291
Cost of other revenues	16,750	16,943
Depreciation, depletion and amortization	45,951	39,352
Asset impairment charge	—	5,100
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	29,389	35,786
Costs to exit business	—	—

Total costs and expenses	881,306	880,572

Refund of federal black lung excise tax	—	—
Gain on sale of fixed assets, net	—	342
Other operating income, net	—	—

Income (loss) from operations	21,460	56,833

Other income (expense):
Interest expense	(22,355)	(17,100)
Interest income	422	331
Miscellaneous income	799	527

Total other income (expense), net	(21,134)	(16,242)

Income (loss) before income taxes and minority interest	326	40,591
Income tax expense (benefit)	(210)	12,162
Minority interest	—	—

Net income (loss)	$536	$28,429

Pro forma, as adjusted, earnings per share data (1):
Pro forma basic earnings (loss) per share:
Pro forma net income (loss)	$.01	$.47
Pro forma shares	60,657,267	60,657,267
Pro forma diluted earnings (loss) per share:
Pro forma net income (loss)	$.01	$.46
Pro forma shares	62,362,529	62,362,529
Balance sheet data (at period end):
Cash and cash equivalents		$15,811 (4)
Total assets		456,777 (4)
Notes payable and long-term debt, including current portion		185,617 (4)
Stockholders’ equity and partners’ capital (deficit)		66,088 (4)
Statement of Cash Flows Data:
Net cash provided by (used in) operations:
Operating activities
Investing activities
Financing activities
Capital expenditures
Other Financial Data:
EBITDA(2)(3)	$68,210	$96,712
Operating Data:
Tons sold	25,329	19,424
Tons produced	20,442	14,193
Average coal sales realization (per ton)	$31.93	$41.63

    Notes on following page.

(1)	Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any change in our capital structure, as well as the number of shares whose sale proceeds will be used to repay the Restructuring Notes as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income per share calculation reflects (1) the issuance of 28,287,580 shares to our existing stockholders and members of management as a result of the Internal Restructuring, (2) the issuance of 29,500,000 shares as a result of this offering, (3) the stock dividend of 4,425,000 shares to our existing stockholders that will be made shortly after the expiration of the underwriters’ option to purchase additional shares assuming no exercise by the underwriters of that option, and (4) the exclusion of the issuance of 1,555,313 unvested shares (assuming the underwriters do not elect to exercise any portion of their over-allotment option) to members of management in connection with the Internal Restructuring. Pro forma weighted average shares for purposes of the unaudited pro forma diluted net income per share calculation has been adjusted to reflect the issuance of 1,555,313 unvested shares (assuming the underwriters do not exercise any portion of their over-allotment option) to members of management in connection with the Internal Restructuring and the options granted by Alpha Coal Management to certain of our executive officers and other key employees under the Alpha Coal Management 2004 Long-Term Incentive Plan that will automatically convert into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share as a result of the Internal Restructuring.

(2)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest expense, income tax expense (benefit) and depreciation, depletion and amortization, less interest income. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. We believe that EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation, depletion, amortization and taxes, which often vary from company to company. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, interest payments and other debt service requirements. The amounts presented for EBITDA differ from the amounts calculated under the definition of EBITDA used in our debt covenants. The definition of EBITDA used in our debt covenants is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments. Adjusted EBITDA as it is used and defined in our debt covenants is described and reconciled to net income (loss) in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Analysis of Material Debt Covenants.”

EBITDA is calculated and reconciled to net income in the table below:

	Alpha Natural Resources, Inc.

	Pro Forma Year	Pro Forma Nine
	Ended	Months Ended
	December 31, 2003	September 30, 2004

	(unaudited)	(unaudited)

	(in thousands)
Net income	$536	$28,429
Interest expense	22,355	17,100
Interest income	(422)	(331)
Income tax expense (benefit)	(210)	12,162
Depreciation, depletion and amortization	45,951	39,352

EBITDA	$68,210	$96,712

EDITDA was impacted by the following unusual items of expense:

	Alpha Natural Resources, Inc.

	Pro Forma Year	Pro Forma Nine
	Ended	Months Ended
	December 31, 2003	September 30, 2004

	(unaudited)	(unaudited)

	(in thousands)
Adjustment to cost of coal sold for write-up of inventory in purchase accounting	$3,694	$—
Charges for transition services	2,034	—
Discontinued compensation expense on acquired companies	1,865	—
Asset impairment charge	—	5,100

(3)	We have not presented EBITDA for the Predecessor Periods or for periods with significant minority interest because management does not believe such presentation would be meaningful.

(4)	The summary pro forma balance sheet data as of September 30, 2004 gives pro forma effect to the Internal Restructuring as if it had occurred on September 30, 2004, as further adjusted to give effect to this offering and the application of the net proceeds therefrom.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock.

Risks Relating to Our Business

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.

      Our results of operations are substantially dependent upon the prices we receive for our coal. The prices we receive for coal depend upon factors beyond our control, including:

•	the supply of and demand for domestic and foreign coal;

•	the demand for electricity;

•	domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

•	the proximity to, capacity of, and cost of transportation facilities;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards for coal-fired power plants;

•	regulatory, administrative, and judicial decisions;

•	the price and availability of alternative fuels, including the effects of technological developments; and

•	the effect of worldwide energy conservation measures.

      Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to improve our productivity and invest in our operations.

Our coal mining production is subject to conditions and events beyond our control, which could result in higher operating expenses and/or decreased production and adversely affect our operating results.

      Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. The level of our production at these mines is subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that we or our Predecessor have experienced in the past include:

•	delays and difficulties in acquiring, maintaining or renewing necessary permits or mining or surface rights;

•	changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

•	mining and processing equipment failures and unexpected maintenance problems;

•	interruptions due to transportation delays;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	accidental mine water discharges;

•	the unavailability of qualified labor;

•	strikes and other labor-related interruptions; and

•	unexpected mine safety accidents, including fires and explosions from methane and other sources.

      For example, in 2004 we experienced mine roof stability issues at our Kingwood underground mine, which has resulted in a 23% decrease in production at this mine for 2004 as compared to 2003 pro forma production. If any of these conditions or events occur in the future at any of our mines, they may increase our cost of mining and delay or halt production at the particular mines either permanently or for varying lengths of time, which could adversely affect our operating results.

Any change in coal consumption patterns by steel producers or North American electric power generators resulting in a decrease in the use of coal by those consumers could result in lower prices for our coal, which would reduce our revenues and adversely impact our earnings and the value of our coal reserves.

      Steam coal accounted for approximately 63% of our coal sales volume in the first nine months of 2004 and 73% of our 2003 pro forma coal sales volume. The majority of our sales of steam coal in both periods were to U.S. and Canadian electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2003, according to the EIA. The amount of coal consumed for U.S. and Canadian electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments, and environmental and other governmental regulations. We expect many new power plants will be built to produce electricity during peak periods of demand, when the demand for electricity rises above the “base load demand,” or minimum amount of electricity required if consumption occurred at a steady rate. However, we also expect that many of these new power plants will be fired by natural gas because they are cheaper to construct than coal-fired plants and because natural gas is a cleaner burning fuel. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that we mine and sell, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

      We produce metallurgical coal that is used in both the U.S. and foreign steel industries. Metallurgical coal represented approximately 37% of our coal sales volume in the first nine months of 2004 and 27% of our 2003 pro forma coal sales volume. In recent years, U.S. steel producers have experienced a substantial decline in the prices received for their products, due at least in part to a heavy volume of foreign steel imported into the United States. Although prices for some U.S. steel products increased moderately after the Bush administration imposed steel import tariffs and quotas in March 2002, those tariffs and quotas were lifted in December 2003. Any deterioration in conditions in the U.S. steel industry would reduce the demand for our metallurgical coal and impact the collectibility of our accounts receivable from U.S. steel industry customers. In addition, the U.S. steel industry increasingly relies on electric arc furnaces or pulverized coal processes to make steel. These processes do not use coke. If this trend continues, the amount of metallurgical coal that we sell and the prices that we receive for it could decrease, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

A decline in demand for metallurgical coal would limit our ability to sell our high quality steam coal as higher-priced metallurgical coal and could affect the economic viability of certain of our mines that have higher operating costs.

      Portions of our coal reserves possess quality characteristics that enable us to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the metallurgical and steam coal markets. We decide whether to mine, process and market these coals as metallurgical or steam coal based on management’s assessment as to which market is likely to provide us with a higher margin. We consider a number of factors when making this assessment, including the difference between the current and anticipated future market prices of steam coal and metallurgical coal, the lower volume of saleable tons that results from producing a given quantity of reserves for sale in the metallurgical market instead of the steam market, the increased costs incurred in producing coal for sale in the metallurgical market instead of the steam market, the likelihood of being able to secure a longer-term sales commitment by selling coal into the steam market and our contractual commitments to deliver different types of coals to our customers. During the first nine months of 2004, we believe that we sold approximately 7% of our produced and processed coal as metallurgical coal that we would have sold as steam coal in the market conditions prevalent during 2003. We believe that we generated approximately $49.8 million in additional revenues by selling this production as metallurgical coal rather than steam coal during the first nine months of 2004, based on a comparison of the actual sales price and volume versus the then-prevailing market price for steam coal and the volume of coal that we would have sold if the coal had been mined, processed and marketed as steam coal. A decline in the metallurgical market relative to the steam market could cause us to shift coal from the metallurgical market to the steam market, thereby reducing our revenues and profitability.

      Most of our metallurgical coal reserves possess quality characteristics that enable us to mine, process and market them as high quality steam coal. However, some of our mines operate profitably only if all or a portion of their production is sold as metallurgical coal to the steel market. If demand for metallurgical coal declined to the point where we could earn a more attractive return marketing the coal as steam coal, these mines may not be economically viable and may be subject to closure. Such closures would lead to accelerated reclamation costs, as well as reduced revenue and profitability.

Our business will be adversely affected if we are unable to develop or acquire additional coal reserves that are economically recoverable.

      Our profitability depends substantially on our ability to mine coal reserves possessing quality characteristics desired by our customers in a cost-effective manner. As of October 15, 2004, we owned or leased 514.5 million tons of proven and probable coal reserves that will support current production levels for more than 25 years, which is less than the publicly reported amount of proven and probable coal reserves and reserve lives (based on current publicly reported production levels) of the other large publicly traded coal companies. We have not yet applied for the permits required, or developed the mines necessary, to mine all of our reserves. Permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen. In addition, we may not be able to mine all of our reserves as profitably as we do at our current operations.

      Because our reserves decline as we mine our coal, our future success and growth depend, in part, upon our ability to acquire additional coal reserves that are economically recoverable. If we are unable to replace or increase our coal reserves on acceptable terms, our production and revenues will decline as our reserves are depleted. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to acquire additional coal reserves through acquisitions in the future also could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, or the lack of suitable acquisition candidates.

Defects in title of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

      We conduct a significant part of our mining operations on properties that we lease. Title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, and in some cases title with respect to leased properties is not verified at all. Our right to mine some of our reserves may be materially adversely affected by defects in title or boundaries. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs, which could adversely affect our profitability.

Acquisitions that we have completed since our formation, as well as acquisitions that we may undertake in the future, involve a number of risks, any of which could cause us not to realize the anticipated benefits.

      Since our formation and the acquisition of our Predecessor in December 2002, we have completed three significant acquisitions and several smaller acquisitions and investments. We continually seek to expand our operations and coal reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we are able to acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or results of operations. Acquisition transactions involve various inherent risks, including:

•	uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

•	the potential loss of key customers, management and employees of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

•	problems that could arise from the integration of the acquired business; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

      Any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition. For example, in combining our Predecessor and acquired companies, we have incurred significant expenses to develop unified reporting systems and standardize our accounting functions. Additionally, we have been unable to profitably operate National King Coal, LLC and Gallup Transportation and Transloading Company, LLC, Colorado mining and trucking companies, respectively, that we acquired in connection with our acquisition of US AMCI. In September 2004, we recorded an impairment charge of $5.1 million to reduce the carrying value of the assets of these companies to their estimated fair value. Moreover, any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions.

The inability of the sellers of our Predecessor and acquired companies to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.

      In the acquisition agreements we entered into with the sellers of our Predecessor and acquired companies, the respective sellers and, in some of our acquisitions, their parent companies, agreed to retain responsibility for and indemnify us against damages resulting from certain third party claims or other liabilities, such as workers’ compensation liabilities, black lung liabilities, post-retirement medical liabilities and certain environmental or mine safety liabilities. The failure of any seller and, if applicable, its parent company, to satisfy their obligations with respect to claims and retained liabilities covered by the acquisition agreements could have an adverse effect on our results of operations and financial position if claimants successfully assert that we are liable for those claims and/or retained liabilities. The obligations of the sellers and, in some instances, their parent companies, to indemnify us with respect to their retained liabilities will continue for a substantial period of time, and in some cases indefinitely. The sellers’ indemnification obligations with respect to breaches of their representations and warranties in the acquisition agreements will terminate upon expiration of the applicable indemnification period (generally 18-24 months from the acquisition date for most representations and warranties, and five years from the acquisition date for environmental representations and warranties), are subject to deductible amounts and will not cover damages in excess of the applicable coverage limit. The assertion of third party claims after the expiration of the applicable indemnification period or in excess of the applicable coverage limit, or the failure of any seller to satisfy its indemnification obligations with respect to breaches of its representations and warranties, could have an adverse effect on our results of operations and financial position. See “—If our assumptions regarding our likely future expenses related to benefits for non-active employees are incorrect, then expenditures for these benefits could be materially higher than we have predicted.”

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability.

      Our largest customer during the first nine months of 2004, Nippon Steel Corporation, accounted for approximately 11% of our coal revenues during the period, and our largest customer during 2003 accounted for approximately 8% of our 2003 pro forma coal revenues. We derived 44% of our coal revenues for the nine months ended September 30, 2004 and 51% of our pro forma 2003 coal revenues from sales to our ten largest customers. These customers may not continue to purchase coal from us under our current coal supply agreements, or at all. If these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Changes in purchasing patterns in the coal industry may make it difficult for us to extend existing supply contracts or enter into new long-term supply contracts with customers, which could adversely affect the capability and profitability of our operations.

      We sell a significant portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. The execution of a satisfactory long-term coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the nine months ended September 30, 2004 and, on a pro forma basis, for the year ended December 31, 2003, we believe that approximately 70% and 52%, respectively, of our sales volume was sold under long-term coal supply agreements. At September 30, 2004, our long-term coal supply agreements had remaining terms ranging from one to six years and an average remaining term of approximately two years. When our current contracts with customers expire or are otherwise renegotiated, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including pricing terms less favorable to us. For additional information relating to these contracts, see “Business— Marketing, Sales and Customer Contracts.”

      As electric utilities continue to adjust to frequently changing regulations, including the Acid Rain regulations of the Clean Air Act, the proposed Utility Mercury Reductions Rule, the proposed Clean Air Interstate Rule and the possible deregulation of their industry, they are becoming increasingly less willing to enter into long-term coal supply contracts and instead are purchasing higher percentages of coal under short-term supply contracts. The industry shift away from long-term supply contracts could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

Certain provisions in our long-term supply contracts may reduce the protection these contracts provide us during adverse economic conditions or may result in economic penalties upon our failure to meet specifications.

      Price adjustment, “price reopener” and other similar provisions in long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by these contracts. Price reopener provisions are particularly common in international metallurgical coal sales contracts. Some of our coal supply contracts contain provisions that allow for the price to be renegotiated at periodic intervals. Price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a pre-set “floor” and “ceiling.” In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiation leading to a significantly lower contract price could result in decreased revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.

      Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

      Due to the risks mentioned above with respect to long-term supply contracts, we may not achieve the revenue or profit we expect to achieve from these sales commitments.

Disruption in supplies of coal produced by contractors and other third parties could temporarily impair our ability to fill customers’ orders or increase our costs.

      In addition to marketing coal that is produced by our subsidiaries’ employees, we utilize contractors to operate some of our mines. Operational difficulties at contractor-operated mines, changes in demand for contract miners from other coal producers, and other factors beyond our control could affect the availability, pricing, and quality of coal produced for us by contractors. To meet customer specifications and increase efficiency in fulfillment of coal contracts, we also purchase and resell coal produced by third parties from their controlled reserves. The majority of the coal that we purchase from third parties is blended with coal produced from our mines prior to resale and we also process (which includes washing, crushing or blending coal at one of our preparation plants or loading facilities) a portion of the coal that we purchase from third parties prior to resale. We sold 5.4 million and 6.1 million tons, respectively, of coal purchased from third parties during the first nine months of 2004 and on a pro forma basis in 2003, representing 28% and 24%, respectively, of our total sales during the respective periods. Of our tons sold during the first nine months of 2004 and on a pro forma basis in 2003, we believe that approximately 23% and 20%, respectively, consisted of coal purchased from third parties that we blended with coal produced from our mines prior to resale, and approximately 3% and 6%, respectively, consisted of coal purchased from third parties that we processed before resale. The availability of specified qualities of this third party coal may decrease and prices may increase as a result of, among other things, changes in overall coal supply and demand levels, consolidation in the coal industry and new laws or regulations. Disruption in our supply of contractor-produced coal and third party coal could temporarily impair our ability to fill our customers’ orders or require us to pay higher prices in order to obtain the required coal from other sources. Any increase in the prices we pay for contractor-produced coal or third party coal could increase our costs and therefore lower our earnings.

Competition within the coal industry may adversely affect our ability to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.

      We compete with numerous other coal producers in various regions of the United States for domestic and international sales. During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices could encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could reduce coal prices and therefore reduce our revenues.

      Coal with lower production costs shipped east from western coal mines and from offshore sources has resulted in increased competition for coal sales in the Appalachian region. In addition, coal companies with larger mines that utilize the long-wall mining method typically have lower mine operating costs than we do and may be able to compete more effectively on price, particularly if the current favorable market weakens. This competition could result in a decrease in our market share in this region and a decrease in our revenues.

      Demand for our low sulfur coal and the prices that we can obtain for it are also affected by, among other things, the price of emissions allowances. Decreases in the prices of these emissions allowances could make low sulfur coal less attractive to our customers. In addition, more widespread installation by electric utilities of technology that reduces sulfur emissions (which could be accelerated by increases in the prices of emissions allowances), may make high sulfur coal more competitive with our low sulfur coal. This competition could adversely affect our business and results of operations.

      We also compete in international markets against coal produced in other countries. Measured by tons sold, exports accounted for approximately 32% of our sales in the first nine months of 2004 and 20% of our 2003 pro forma sales. The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments, and environmental and other governmental regulations. For example, if the value of the U.S. dollar were to rise against other currencies in the future, our coal would become relatively more expensive and less competitive in international markets, which could reduce our foreign sales and negatively impact our revenues and net income. In addition, if the amount of coal exported from the United States were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.

Fluctuations in transportation costs and the availability or reliability of transportation could affect the demand for our coal or temporarily impair our ability to supply coal to our customers.

      Transportation costs represent a significant portion of the total cost of coal for our customers. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources. On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. Historically, high coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. More recently, however, lower rail rates from the western coal producing areas to markets served by eastern U.S. producers have created major competitive challenges for eastern producers. This increased competition could have a material adverse effect on our business, financial condition and results of operations.

      We depend upon railroads, trucks, beltlines, ocean vessels and barges to deliver coal to our customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs, negatively affecting our revenues and profitability.

      In 2003, 78.8% of our pro forma produced and processed coal volume was transported from the preparation plant to the customer by rail. If there are disruptions of the transportation services provided by the railroad companies we use and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

      We have investments in mines, loading facilities, and ports that in most cases are serviced by a single rail carrier. Our operations that are serviced by a single rail carrier are particularly at risk to disruptions in the transportation services provided by that rail carrier, due to the difficulty in arranging alternative transportation. If a single rail carrier servicing our operations does not provide sufficient capacity, revenue from these operations and our return on investment could be adversely impacted.

      The states of West Virginia and Kentucky have recently increased enforcement of weight limits on coal trucks on their public roads. It is possible that other states in which our coal is transported by truck could undertake similar actions to increase enforcement of weight limits. Such stricter enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production on a profit-making basis and could therefore adversely affect revenues and earnings.

We face numerous uncertainties in estimating our recoverable coal reserves, and inaccuracies in our estimates could result in decreased profitability from lower than expected revenues or higher than expected costs.

      Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our estimates of reserve information on engineering, economic and geological data assembled and analyzed by our internal engineers and which is periodically reviewed by third party consultants. There are numerous uncertainties inherent in estimating the quantities and qualities of, and costs to mine, recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	future coal prices, operating costs, capital expenditures, severance and excise taxes, royalties and development and reclamation costs;

•	future mining technology improvements;

•	the effects of regulation by governmental agencies; and

•	geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in areas we currently mine.

      As a result, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Mining in Central and Northern Appalachia is more complex and involves more regulatory constraints than mining in other areas of the United States, which could affect the mining operations and cost structures of these areas.

      The geological characteristics of Central and Northern Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in other regions, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and our customers’ ability to use coal produced by, our mines in Central and Northern Appalachia.

Our work force could become increasingly unionized in the future, which could adversely affect the stability of our production and reduce our profitability.

      Approximately 95% of our coal production in the first nine months of 2004 and our 2003 pro forma coal production came from mines operated by union-free employees. As of December 31, 2004, over 90% of our subsidiaries’ approximately 2,600 employees are union-free. However, our subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. Any further unionization of our subsidiaries’ employees, or the employees of third party contractors who mine coal for us, could adversely affect the stability of our production and reduce our profitability.

Our unionized work force could strike in the future, which could disrupt production and shipments of our coal and increase costs.

      A negotiated wage agreement between one of our subsidiaries and the United Mine Workers of America (“UMWA”) covering 124 employees as of December 31, 2004 has expired, and a successor agreement is currently being renegotiated for these affected employees. That same subsidiary has another negotiated wage agreement with the UMWA covering 76 employees as of December 31, 2004 that will expire in March 2005. Two of our other subsidiaries have negotiated wage agreements with the UMWA covering an aggregate of 30 employees as of December 31, 2004 that will expire in December 2006. Some or all of the affected employees at each location could strike, which would adversely affect our productivity, increase our costs, and disrupt shipments of coal to our customers.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

      Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. During the first nine months of 2004 and in 2003, we had $298,000 and $68,000, respectively, of bad debt expense. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.

      We have contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. During 2003, the creditworthiness of the energy trading and brokering companies with which we do business declined, increasing the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce and sell coal.

      The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:

•	employee health and safety;

•	mandated benefits for retired coal miners;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	air quality standards;

•	water pollution;

•	plant and wildlife protection;

•	the discharge of materials into the environment;

•	surface subsidence from underground mining; and

•	the effects of mining on groundwater quality and availability.

      The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our profitability could be adversely affected. See “Environmental and Other Regulatory Matters.”

      The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.

Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

      The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations will require significant emissions control expenditures for many coal-fired power plants to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants.

      Various new and proposed laws and regulations may require further reductions in emissions from coal-fired utilities. For example, under the proposed Interstate Air Quality Rule (now known as the Clean Air Interstate Rule) issued in January 2004, the U.S. Environmental Protection Agency (the “EPA”) would further regulate sulfur dioxide and nitrogen oxides from coal-fired power plants. Among other things, this proposed rule seeks to cut regional sulfur dioxide emissions by approximately 40% below 2002 levels in 2010, and by approximately 70% below 2002 levels in 2015. The stringency of this cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers, to comply. Installation of additional pollution control equipment required by this proposed rule could result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new equipment), potentially driving down prices for low sulfur coal. In addition, under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in pollution-control devices by power plant operators. Further, in January 2004, the EPA proposed the Utility Mercury Reductions Rule for controlling mercury emissions from power plants, which could require coal-fired power plants to install new pollution controls or comply with a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. These standards and future standards could have the effect of making coal-fired plants unprofitable, thereby decreasing demand for coal. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.

      There have been several proposals in Congress, including the Clear Skies Initiative, that are designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose fuel sources other than coal to meet their requirements, thereby reducing the demand for coal.

      A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas, and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

      One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change (the “Protocol”), which establishes a binding set of emission targets for greenhouse gases. With Russia’s accedence, the Protocol now has sufficient support and will become binding on all those countries that have ratified it on February 16, 2005. Four industrialized nations have refused to ratify the Protocol— Australia, Liechtenstein, Monaco, and the United States. Although the targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels in a series of phased reductions from 2008 to 2012. Canada, which accounted for 5.9% of our sales volume in the first nine months of 2004 and 8.3% of our pro forma sales volume in 2003, ratified the Protocol in 2002. Under the Protocol, Canada will be required to cut greenhouse gas emissions to 6% below 1990 levels in a series of phased reductions from 2008 to 2012, either in direct reductions in emissions or by obtaining credits through the Protocol’s market mechanisms. This could result in reduced demand for coal by Canadian electric power generators.

      Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Protocol by the United States, could result in reduced demand for our coal. See “Environmental and Other Regulatory Matters” for a discussion of these and other regulations affecting our business.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

      Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Our Predecessor and acquired companies also utilized certain hazardous materials and generated similar wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or our Predecessor and acquired companies owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have not been subject to claims arising out of contamination at our facilities, but may incur such liabilities in the future.

      We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to extensive regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

      These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flow and profitability.

      Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon and otherwise engage in the permitting process, including through court intervention. Accordingly, the permits we need may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations. An inability to conduct our mining operations pursuant to applicable permits would reduce our production, cash flow, and profitability.

      Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. The Army Corps of Engineers (the “COE”) is empowered to issue “nationwide” permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued the COE in the U.S. District Court for the Southern District of West Virginia seeking to invalidate “nationwide” permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. The plaintiffs sought to enjoin the prospective approval of these nationwide permits and to enjoin some coal operators from additional use of existing nationwide permit approvals until they obtain more detailed “individual” permits. On July 8, 2004, the court issued an order enjoining the further issuance of Nationwide 21 permits within the Southern District of West Virginia. Although we had no operations that were immediately impacted or interrupted, this decision may require us to convert certain current and planned applications for Nationwide 21 permits to applications for individual permits. A similar lawsuit was filed on January 27, 2005 in the U.S. District Court for the Eastern District of Kentucky, and other lawsuits may be filed in other states where we operate. Although it is not possible to predict the results of the Kentucky litigation, it could adversely effect our Kentucky operations.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

      Our current operations consist primarily of the assets of our Predecessor and the other operations we have acquired, each of which had different historical operating, financial, accounting and other systems. Due to our rapid growth and limited history operating our acquired operations as an integrated business, our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contemplated by Section 404 of the Sarbanes-Oxley Act, as well as rules and regulations enacted by the Securities and Exchange Commission and the New York Stock Exchange. Areas of deficiency in our internal controls requiring improvement include: documentation of controls and procedures; segregation of duties; timely reconciliation of accounts; methods of accounting for fixed assets; the structure of our general ledger; security systems and testing of our disaster recovery plan for our information technology systems; and the level of experience in public company accounting and periodic reporting matters among our financial and accounting staff. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our auditors report a material weakness in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our business, our financial condition and the market value of our securities.

      We will incur incremental costs as a result of these increased regulatory compliance and reporting requirements, including increased auditing and legal fees. We also will need to hire additional accounting and administrative staff with experience managing public companies. Moreover, the standards that will be applicable to us as a public company after this offering could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that the regulations related to the Sarbanes-Oxley Act will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

      Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our executive officers or other key employees or the inability to attract or retain other qualified personnel in the future could have a material adverse effect on our business or business prospects.

      We have entered into employment agreements with two of our executive officers— Michael J. Quillen, our Chief Executive Officer, and D. Scott Kroh, one of our Executive Vice Presidents. Each of our other executive officers are employed on an at-will basis. Unless extended, our employment agreements with Messrs. Quillen and Kroh terminate on March 11, 2006 and 2005, respectively. When the terms of these agreements expire, we may not be able to renew or extend these employment agreements on terms acceptable to us.

Our significant indebtedness could harm our business by limiting our available cash and our access to additional capital and could force us to sell material assets or take other actions to attempt to reduce our indebtedness.

      We are a highly leveraged company. Our financial performance could be affected by our significant indebtedness. At September 30, 2004, we had approximately $185.6 million of indebtedness outstanding, representing 81% of our total capitalization. This indebtedness consisted of $175.0 million principal of our 10% senior notes due 2012, $4.0 million of borrowings under our revolving credit facility that will mature in May 2009 and $6.6 million of other indebtedness, including $2.6 million principal amount of notes maturing in November 2004 that we issued to finance insurance premiums, $2.2 million of capital lease obligations extending through March 2009 and $1.8 million principal amount in variable rate term notes maturing in April 2006 that we incurred in connection with equipment financing. In addition, under our credit facility we had $50.4 million of letters of credit outstanding and additional borrowings available under the revolving portion of our credit facility of $120.6 million. On a pro forma basis giving effect to the Prior Transactions, this offering and the application of the proceeds from this offering as described under “Use of Proceeds” as if they had occurred on September 30, 2004, our ratio of total indebtedness to stockholders’ equity at September 30, 2004 would have been 2.81 to 1. We may also incur additional indebtedness in the future.

      This level of indebtedness could have important consequences to our business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult to self-insure and obtain surety bonds or letters of credit;

•	limit our ability to enter into new long-term sales contracts;

•	make it more difficult for us to pay interest and satisfy our debt obligations;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate activities;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, research and development, debt service requirements or other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and in the coal industry;

•	place us at a competitive disadvantage compared to less leveraged competitors; and

•	limit our ability to borrow additional funds.

      If our cash flows and capital resources are insufficient to fund our debt service obligations or our requirements under our other long term liabilities, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our requirements under our other long term liabilities. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our credit facility and the indenture under which our senior notes were issued restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. Furthermore, substantially all of our material assets secure our indebtedness under our credit facility.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our significant indebtedness.

      We may be able to incur substantial additional indebtedness in the future. The terms of our credit facility and the indenture governing our senior notes do not prohibit us from doing so. Our credit facility provides for a revolving line of credit of up to $125.0 million, of which $120.6 million was available as of September 30, 2004. If new debt is added to our current debt levels, the related risks that we now face could increase. For example, the spread over the variable interest rate applicable to loans under our credit facility is dependent on our leverage ratio, and it would increase if our leverage ratio increases. Additional drawings under our revolving line of credit could also limit the amount available for letters of credit in support of our bonding obligations, which we will require as we develop and acquire new mines.

The covenants in our credit facility and the indenture governing our senior notes impose restrictions that may limit our operating and financial flexibility.

      Our credit facility and the indenture governing our senior notes contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness or enter into sale and leaseback transactions, pay dividends, make redemptions and repurchases of certain capital stock, make loans and investments, create liens, engage in transactions with affiliates and merge or consolidate with other companies or sell substantially all of our assets.

      These covenants could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, if we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able repay our debt or borrow sufficient funds to refinance it. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.

      Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. Our failure to maintain, or our inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including, without limitation:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of our credit facility or the indenture governing our senior notes; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Failure to maintain capacity for required letters of credit could limit our available borrowing capacity under our credit facility, limit our ability to obtain or renew surety bonds and negatively impact our ability to obtain additional financing to fund future working capital, capital expenditure or other general corporate requirements.

      At September 30, 2004, we had $50.5 million of letters of credit in place, of which $50.0 million serve as collateral for reclamation surety bonds and $0.5 million secure miscellaneous obligations. Our credit facility provides for commitments of up to $175.0 million, consisting of a funded letter of credit facility of up to $50.0 million and a $125.0 million revolving credit facility, of which $50.0 million can be used to issue additional letters of credit. As of September 30, 2004, our entire $50.0 million funded letter of credit facility has been committed and we have an additional $0.4 million of letters of credit outstanding under the revolving credit facility and $0.1 million supported by a cash deposit. Obligations secured by letters of credit may increase in the future. Any such increase would limit our available borrowing capacity under the revolving credit facility and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditure or other general corporate requirements. Moreover, if we do not maintain sufficient borrowing capacity under our revolving credit facility for additional letters of credit, we may be unable to obtain or renew surety bonds required for our mining operations.

If our assumptions regarding our likely future expenses related to benefits for non-active employees are incorrect, then expenditures for these benefits could be materially higher than we have predicted.

      At the times that we acquired the assets of our Predecessor and acquired companies, the Predecessor and acquired operations were subject to long-term liabilities under a variety of benefit plans and other arrangements with active and inactive employees. We assumed a portion of these long-term obligations. The current and non-current accrued portions of these long-term obligations, as reflected in our combined financial statements as of September 30, 2004, included $13.5 million of post-retirement obligations and $5.3 million of self-insured workers’ compensation obligations, and our accumulated post-retirement benefit obligation at September 30, 2004 is $40.5 million. These obligations have been estimated based on assumptions that are described in the notes to our combined financial statements included elsewhere in this prospectus. However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated.

      Several states in which we operate consider changes in workers’ compensation laws from time to time, which, if enacted, could adversely affect us. In addition, if any of the sellers from whom we acquired our operations fail to satisfy their indemnification obligations to us with respect to post-retirement claims and retained liabilities, then we could be required to expend greater amounts than anticipated. See “—The inability of the sellers of our Predecessor and acquired companies to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations.” Moreover, under certain acquisition agreements, we agreed to permit responsibility for black lung claims related to the sellers’ former employees who are employed by us for less than one year after the acquisition to be determined in accordance with law (rather than specifically assigned to one party or the other in the agreements). We believe that the sellers remain liable as a matter of law for black lung benefits for their former employees who work for us for less than one year; however, an adverse ruling on this issue could increase our exposure to black lung benefit liabilities.

A shortage of skilled labor in the Appalachian region could pose a risk to achieving improved labor productivity and competitive costs and could adversely affect our profitability.

      Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In recent years, a shortage of trained coal miners in the Appalachian region has caused us to operate certain units without full staff, which decreases our productivity and increases our costs. If the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our profitability.

Demand for our coal changes seasonally and could have an adverse effect on the timing of our cash flows and our ability to service our existing and future indebtedness.

      Our business is seasonal, with operating results varying from quarter to quarter. We have historically experienced lower sales during winter months primarily due to the freezing of lakes that we use to transport coal to some of our customers. As a result, our first quarter cash flow and profits have been, and may continue to be, negatively impacted. Lower than expected sales by us during this period could have a material adverse effect on the timing of our cash flows and therefore our ability to service our obligations with respect to our existing and future indebtedness.

We may record a net loss for the fiscal quarter ending March 31, 2005 as a result of the issuance of shares of our common stock to members of our management as part of our Internal Restructuring.

      As part of our Internal Restructuring, our executive officers and certain other key employees will receive shares of our common stock in exchange for their interest in ANR Holdings. As a result, assuming an initial public offering price per share of $17.00, which is the midpoint of the range indicated on the front cover of this prospectus, we expect to record stock-based compensation expense and deferred stock-based compensation equal to the fair value of the shares issued of $52.9 million. We expect to record $26.5 million of compensation expense at the time of this offering equal to the vested portion of the shares issued. As a result of this non-cash compensation expense, we expect that our operating expenses for the quarter ending March 31, 2005 will be higher than in prior periods and that we may record a net loss for this quarter. We expect to record the remaining $26.4 million of compensation as deferred stock-based compensation, which will be amortized over the two-year vesting period of the unvested shares. In addition, as a result of the issuance to members of our management and key employees in November 2004 of options to purchase units of Alpha Coal Management that will be converted into options to purchase shares of our common stock as part of the Internal Restructuring, and again assuming an initial public offering price per share of $17.00, we expect to record deferred stock-based compensation of $2.5 million in the fourth quarter of 2004, which will be amortized over the five-year vesting period of the options. The amortization of the deferred stock-based compensation over the applicable two-year and five-year vesting periods will result in a non-cash amortization expense in these periods, thereby reducing our earnings in those periods. If the initial public offering price per share is higher than $17.00, however, the amount of compensation expense and deferred stock-based compensation that we will record will be greater.

Our Sponsors may have significant influence on our company, including control over decisions that require the approval of our stockholders, whether or not these decisions are believed by our other stockholders to be in their own best interest.

      After the consummation of this offering, First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. (referred to as the “First Reserve Stockholders” or collectively with their affiliates, “First Reserve”) and persons affiliated with AMCI will beneficially own approximately 47% of our common stock if the underwriters do not exercise any portion of their over-allotment option, or approximately 41% of our common stock if the underwriters exercise their over-allotment option in full. Depending on the size of this offering, First Reserve and AMCI and its affiliates may continue to have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transaction is in their own best interests. We refer to First Reserve and to AMCI and its affiliates, collectively, as our “Sponsors.”

Our Sponsors may have conflicts of interest with us or you in the future.

      Our Sponsors are in the business of making investments in companies and they may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. For example, our Sponsors hold a combined 25.8% ownership interest in Foundation Coal Holdings, Inc. as of January 10, 2005. These other investments may create competing financial demands on our Sponsors, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, our amended and restated certificate of incorporation will provide that our Sponsors may compete with us. Their designees on our board of directors will not be required to offer corporate opportunities to us and may take any such opportunities for themselves, other than any opportunities offered to the designees solely in their capacity as one of our directors. See “Description of Capital Stock — Corporate Opportunities.” So long as our Sponsors continue to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions. For example, our Sponsors could cause us to make acquisitions that increase our amount of indebtedness or sell revenue-generating assets.

If we are a “controlled company” under the New York Stock Exchange rules, we may be exempt from certain New York Stock Exchange corporate governance standards and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

      Depending upon the size of this offering, our Sponsors as a group may continue to control a majority of our outstanding common stock. As a result, we may be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we may avail ourselves of these exemptions. As a result, we may not have a majority of independent directors and our nominating and compensation committees may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

      Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations and those of our customers. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

There is no existing market for our common stock, and if one does not develop, you may not have adequate liquidity.

      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our common stock.

      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale.”

      Alpha Natural Resources, Inc. and its directors, executive officers and existing stockholders have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

Because all of the proceeds from this offering will be used to repay the Restructuring Notes, none of the proceeds will be used to further invest in our business.

      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $465.2 million, assuming an initial public offering price per share of $17.00 (the midpoint of the price range on the cover of this prospectus). All of this amount will be used to repay in full the Restructuring Notes. See “Internal Restructuring.” Accordingly, none of the proceeds will be available to further invest in and grow our business.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

      Investors who purchase common stock in the offering will suffer immediate dilution of $16.26 per share in the pro forma net tangible book value per share. After giving effect to the Internal Restructuring, we will also have outstanding stock options granted to members of management entitling them to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share, which is below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution. There could be further dilution to investors in the event we are required to make the Sponsor Distributions in shares of common stock. See “Internal Restructuring.”

Provisions in our certificate of incorporation and bylaws may discourage a takeover attempt even if doing so might be beneficial to our stockholders.

      Provisions contained in our certificate of incorporation and bylaws could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to our existing shareholders. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

      We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

      We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

      The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	market demand for coal, electricity and steel;

•	future economic or capital market conditions;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	our plans and objectives for future operations and expansion or consolidation;

•	our relationships with, and other conditions affecting, our customers;

•	timing of reductions in customer coal inventories;

•	long-term coal supply arrangements;

•	inherent risks of coal mining beyond our control;

•	environmental laws, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

•	competition in coal markets;

•	railroad and other transportation performance and costs;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	employee workforce factors;

•	regulatory and court decisions;

•	future legislation and changes in regulations, governmental policies or taxes;

•	changes in post-retirement benefit obligations;

•	our liquidity, results of operations and financial condition; and

•	other factors, including those discussed in “Risk Factors.”

MARKET AND INDUSTRY DATA AND FORECASTS

      In this prospectus, we refer to information regarding the coal industry in the United States and internationally that is available from the World Coal Institute, the U.S. Department of Energy, the National Energy Technology Laboratory, the U.S. Energy Information Administration, Platts Research and Consulting, the International Iron and Steel Institute, Bloomberg L.P., the Bureau of Economic Analysis and BP Statistical Review. These organizations are not affiliated with us. They are not aware of and have not consented to being named in this prospectus. We believe that this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $465.2 million from the sale of shares in this offering after deducting underwriting discounts and estimated offering expenses.

      We intend to use the net proceeds from this offering to repay in full the Restructuring Notes we will issue to our Sponsors and Madison Capital Funding LLC in connection with the Internal Restructuring. The Restructuring Notes will bear interest at a rate equal to the short-term applicable federal rate (AFR) for federal income tax purposes, which is 2.92% per annum for February 2005. The Restructuring Notes and accrued interest thereon will be payable upon demand in an aggregate amount equal to the estimated net proceeds from this offering. See “Internal Restructuring.” If the underwriters exercise their over-allotment option, we intend to use the net proceeds to make distributions to our existing stockholders.

DIVIDEND POLICY

      In connection with our Internal Restructuring, we will agree to make the following three types of distributions.

•	We will assume the obligation of ANR Holdings to make distributions to our Sponsors (the “Sponsor Distributions”) in the aggregate amount of approximately $10.5 million, representing certain tax consequences and tax attributes conveyed as a result of the Internal Restructuring. The Sponsor Distributions will be payable in cash or, to the extent we are not permitted by the terms of our credit facility or the indenture governing our senior notes to pay the Sponsor Distributions in cash, in shares of our common stock.

•	We will agree to make a pro rata distribution to our existing stockholders in an aggregate amount equal to the net proceeds, if any, we receive upon an exercise by the underwriters of their over-allotment option.

•	We will agree to make a pro rata distribution of shares of our common stock to our existing stockholders in an aggregate amount equal to the number of additional shares the underwriters have the option to purchase minus the actual number of shares the underwriters purchase from us pursuant to their over-allotment option.

For additional information regarding our Internal Restructuring, see “Internal Restructuring.”

      We expect to commence a policy of paying quarterly dividends, initially of between $.02 and $.03 per share, to the holders of our common stock. We would expect our board to continue this dividend policy for the foreseeable future subject to (1) our results of operations and the amount of our surplus available to be distributed, (2) dividend availability and restrictions under our credit facility and indenture, (3) the dividend rate being paid by comparable companies in the coal industry, (4) our liquidity needs and financial condition and (5) other factors that our board of directors may deem relevant. Currently, the terms of our credit facility and our senior notes restrict our ability to pay dividends to our stockholders. See “Risk Factors— The covenants in our credit facility and the indenture governing our senior notes impose restrictions that may limit our operating and financial flexibility.”

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 (1) on an actual basis for ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries combined, (2) on a pro forma basis for Alpha Natural Resources, Inc., giving effect to the Internal Restructuring and the distribution of 4,425,000 shares of common stock to our existing stockholders (which will occur if the underwriters do not exercise any portion of their over-allotment option) and (3) on a pro forma, as adjusted basis for Alpha Natural Resources, Inc., as adjusted to reflect:

•	the sale by us of 29,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.00, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses; and
•	the application of the estimated net proceeds of this offering to repay the Restructuring Notes in full, as described under “Use of Proceeds.”

      You should read the information in this table in conjunction with “Unaudited Pro Forma Financial Information,” “Internal Restructuring,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements included elsewhere in this prospectus.

	As of September 30, 2004

			Pro Forma,
	Actual	Pro Forma	as Adjusted

	($ in thousands)
Cash and cash equivalents	$15,811	$15,811	$15,811

Debt:
Revolving credit facility(1)	$4,000	$4,000	$4,000
Notes payable to affiliates(2)	—	465,200	—
Other debt(3)	6,617	6,617	6,617
10% senior notes due 2012	175,000	175,000	175,000

Total debt	185,617	650,817	185,617

Stockholders’ Equity (Deficit) and Partners’ Capital:
Alpha Natural Resources, Inc.:
Preferred stock— par value $0.01, 10,000,000 shares authorized, no shares issued	—	—	—
Common stock— par value $0.01, 100,000,000 shares authorized, 32,712,580 shares issued pro forma and 62,212,580 shares issued pro forma as adjusted	—	327	622
Additional paid-in capital (deficit capital)	—	(399,439)	120,915
Deferred stock-based compensation	—	—	(28,949	) (4)
Accumulated deficit	—	—	(26,500	) (5)

	—	(399,112)	66,088

Alpha NR Holding, Inc.:
Preferred stock— par value $0.01, 1,000 shares authorized, no shares issued	—	—	—
Common stock— par value $0.01, 1,000 shares authorized, 100 shares issued	—	—	—
Additional paid-in capital	22,153	—	—
Retained earnings	17,751	—	—

	39,904	—	—

Total stockholders’ equity (deficit)	39,904	(399,112)	66,088

ANR Fund IX Holdings, L.P.:
Partners’ capital	4,981		—

Total stockholder’s equity (deficit) and partners’ capital	44,885	(399,112)	66,088

Total capitalization	$230,502	$251,705	$251,705

(1)	The credit facility provides for a funded letter of credit facility of $50.0 million and a revolving credit facility of up to $125.0 million (under which $50.0 million is available for additional letters of credit). As of September 30, 2004, we had $4.0 million of indebtedness and $50.4 million of letters of credit outstanding under the credit facilities, resulting in availability under the revolving credit facility of $120.6 million.
(2)	Represents the Restructuring Notes. All of the net proceeds from this offering will be used to repay the Restructuring Notes in full.
(3)	Includes $2.2 million of capital lease obligations.
(4)	Reflects deferred stock-based compensation in the amount of $26.4 million associated with the issuance of unvested shares of common stock to members of our management in connection with the Internal Restructuring, and deferred stock-based compensation in the amount of $2.5 million associated with the issuance to members of our management and key employees of options to purchase units of Alpha Coal Management that will be converted into options to purchase 596,985 shares of our common stock at an exercise price of $12.73 per share in connection with the Internal Restructuring.
(5)	Reflects the effect on accumulated deficit of the stock-based compensation expense associated with the issuance of certain vested shares of common stock to members of our management in connection with the Internal Restructuring.

DILUTION

      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of September 30, 2004, divided by the number of shares of our common stock that would have been held by our existing stockholders as of September 30, 2004, assuming that on September 30, 2004, we had completed our Internal Restructuring and the distribution of 4,425,000 shares of common stock to our existing stockholders (which will occur if the underwriters do not exercise any portion of their over-allotment option). On a pro forma basis, after giving effect to (1) the Internal Restructuring and (2) the sale by us of 29,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses and the application of the estimated net proceeds of this offering as described under “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2004 would have been $45.9 million, or $0.74 per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $13.56 per share to the existing stockholders and an immediate dilution in net tangible book value of $16.26 per share to new investors.

      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Pro forma net tangible book deficit per share as of September 30, 2004	$(12.82)
Increase in net tangible book value per share attributable to new investors	13.56

Pro forma net tangible book value per share after giving effect to the offering		0.74

Dilution in net tangible book value per share to new investors		$16.26

      We will reduce the number of shares that we will issue to our existing stockholders in the stock distribution described above by the number of shares sold to the underwriters, if any, pursuant to their over-allotment option. We will also make a cash distribution to our existing stockholders equal to the net proceeds we receive from the sale of our shares in the over-allotment option. Accordingly, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option.

      The following table summarizes, on a pro forma basis as of September 30, 2004 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)	32,712,580	53%	183,806,000	27%	$5.62
New investors	29,500,000	47%	501,500,000	73%	17.00

Total	62,212,580	100%	685,306,000	100%	11.02

(1)	Total consideration and average price per share paid by existing stockholders does not give effect to (1) the $110.0 million distribution made to holders of common membership interests of ANR Holdings in May 2004 using proceeds from the senior notes offering or (2) the repayment of the Restructuring Notes using the net proceeds from this offering.

      The table and calculations above assume no exercise of outstanding options. After giving effect to the Internal Restructuring, there will be 596,985 shares of our common stock reserved for issuance upon exercise of outstanding options at an exercise price per share of $12.73. The earliest date upon which the options will first begin to vest and become exercisable is November 10, 2005. We also plan to issue additional options to purchase 692,905 shares of our common stock at the initial public offering price to certain of our executive officers, directors and key employees upon consummation of this offering. There could be further dilution to investors in the event we are required to make the Sponsor Distributions in shares of our common stock. See “Management— Long-Term Incentive Plans,” “Shares Eligible For Future Sale— Stock Options” and “Internal Restructuring.”

INTERNAL RESTRUCTURING

      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions for the purpose of transitioning from an organizational structure in which our top-tier holding company is a limited liability company to a structure in which our top-tier holding company is a corporation, which we refer to collectively as our “Internal Restructuring.” Following the Internal Restructuring, the current members of ANR Holdings will be stockholders of our new top-tier holding company Alpha Natural Resources, Inc., which is issuing shares of its common stock to the public in this offering. We originally formed our organization as a tiered structure of limited liability companies, with ANR Holdings as the top-tier holding company, in order to maximize the tax benefits to our members of a flow-through tax structure. However, these benefits are generally not available to owners of publicly-traded limited liability companies. Furthermore, because, in our view, publicly-traded limited liability companies are not common or easily understood, we believe that the conversion of our structure from a limited liability company to a corporation will facilitate investors’ understanding of our capital and governance structures and make us more easily comparable to the other large publicly-traded coal companies, all of which are corporations. The principal Internal Restructuring transactions, to be effected pursuant to the terms of our Internal Restructuring Agreement, are summarized below:

•	Through Alpha Coal Management, LLC (“Alpha Coal Management”), our executive officers and certain other key employees hold in the aggregate 0.161% of the total equity of ANR Holdings, a right to obtain a distribution of up to 5.0% of any profits in the event of a liquidity event with respect to ANR Holdings and options to acquire up to an additional 1% of the total equity of ANR Holdings under the Alpha Coal Management 2004 Long-Term Incentive Plan. Prior to the Internal Restructuring, Alpha Coal Management will be dissolved and liquidated, after which (1) the interests in ANR Holdings previously held by Alpha Coal Management will be distributed to and held directly by these officers and employees and (2) outstanding options granted by Alpha Coal Management to certain of our executive officers and other key employees under the Alpha Coal Management 2004 Long-Term Incentive Plan will automatically convert into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73, and we will assume the obligations of Alpha Coal Management under that plan.

•	ANR Holdings will declare distributions (the “Sponsor Distributions”) to (1) affiliates of AMCI in an aggregate amount of $6.0 million, representing the approximate incremental tax resulting from the recognition of additional tax liability resulting from the Internal Restructuring and (2) First Reserve Fund IX, L.P. in an aggregate amount of approximately $4.5 million, representing the approximate value of tax attributes conveyed as a result of the Internal Restructuring. The Sponsor Distributions to AMCI will be paid in five equal installments on the dates for which estimated income tax payments are due in each of April 2005, June 2005, September 2005, January 2006 and April 2006. The Sponsor Distributions to First Reserve Fund IX, L.P. will be paid in three installments of approximately $2.1 million, $2.1 million and $0.3 million on December 15, 2007, 2008 and 2009, respectively. In connection with the Internal Restructuring, we will assume the obligations of ANR Holdings to make the Sponsor Distributions. The Sponsor Distributions will be payable in cash or, to the extent we are not permitted by the terms of our credit facility or the indenture governing our senior notes to pay the Sponsor Distributions in cash, in shares of our common stock.

•	First Reserve Fund IX, L.P., the direct parent of Alpha NR Holding, Inc., will contribute all of the outstanding common stock of Alpha NR Holding, Inc. to us in exchange for shares of our common stock and Restructuring Notes in an aggregate principal amount of $186.2 million.

•	Affiliates of AMCI and other members of ANR Holdings (excluding Alpha NR Holding, Inc. and the members of our management who are the successors to Alpha Coal Management) will contribute all of their membership interests in ANR Holdings to us in exchange for shares of our common stock and Restructuring Notes in an aggregate principal amount of $279.0 million.

•	The officers and employees who are the members of Alpha Coal Management will contribute all of their interests in ANR Holdings to us in exchange for shares of our common stock.

•	We will agree to make a pro rata distribution to our existing stockholders in an aggregate amount equal to the net proceeds, if any, we receive upon an exercise by the underwriters of their over-allotment option.

•	We will agree to make a pro rata distribution of shares of our common stock to our existing stockholders in an aggregate amount equal to the number of additional shares the underwriters have the option to purchase, minus the actual number of shares the underwriters purchase from us pursuant to their over- allotment option.

•	We and our Sponsors will amend certain of the post-closing arrangements we entered into as part of our acquisition of U.S. AMCI.

•	On the closing date of this offering, we will use the net proceeds from this offering to repay the Restructuring Notes in full. The aggregate principal amount of the Restructuring Notes and accrued interest thereon will be equal to the estimated net proceeds from this offering.

•	Following the closing of this offering, we intend to contribute the membership interests in ANR Holdings we hold to Alpha NR Holding, Inc. and another of our indirect wholly-owned subsidiaries.

      Consummation of the transactions contemplated in the Internal Restructuring Agreement is a condition to the closing of this offering. The closing under the Internal Restructuring is subject to certain conditions including, among others, (1) the approval of our lenders to amend our credit facility to permit the Internal Restructuring, including the Sponsor Distributions, which has been obtained, (2) the expiration or termination of the applicable waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976, which has occurred, and (3) the absence of any law, regulation, injunction or order prohibiting the consummation of the Internal Restructuring.

      The following diagrams depict our ownership and structure prior to our transition to a corporate structure and immediately following the completion of the Internal Restructuring transactions described above and this offering:

(1)	The percentages shown in this chart for ownership of ANR Holdings represent the percentage of the total equity of ANR Holdings held by each member.

(2)	The percentages shown in this chart for ownership of Alpha Natural Resources, Inc. assume that we effect the distribution of 4,425,000 shares of our common stock to our existing stockholders that we will make if the underwriters do not exercise any portion of their over-allotment option. The number of shares distributed will decrease to the extent the underwriters exercise their over-allotment option. See “Dividend Policy.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information has been derived by application of pro forma adjustments to the historical combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries included elsewhere in this prospectus.

      The unaudited pro forma balance sheet as of September 30, 2004 gives effect to the Internal Restructuring and the distribution of 4,425,000 shares of common stock to our existing stockholders (which will occur if the underwriters do not exercise any portion of their over-allotment option) as if they had occurred on September 30, 2004. See “Internal Restructuring.” The unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 give effect to:

•	our acquisitions of Coastal Coal Company, U.S. AMCI and Mears, which we refer to collectively as the “2003 Acquisitions,” as if these acquisitions were completed on January 1, 2003;

•	the issuance of $175.0 million principal amount of 10% senior notes due 2012 by our subsidiary Alpha Natural Resources, LLC and entry into a $175.0 million credit facility, which we refer to together as the “2004 Financings,” as if we had issued the senior notes and entered into the credit facility on January 1, 2003; and

•	the Internal Restructuring, and the distribution of 4,425,000 shares of common stock to our existing stockholders (which will occur if the underwriters do not exercise any portion of their over-allotment option), as if they had occurred on January 1, 2003. The number of shares distributed will decrease to the extent the underwriters exercise their over-allotment option.

The pro forma adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes.

      The unaudited pro forma financial information does not give effect to this offering or our use of the proceeds from this offering. In addition, the unaudited pro forma financial information does not reflect (1) the stock-based compensation expense and deferred stock-based compensation associated with the issuance to our executive officers and certain other key employees of shares of our common stock in exchange for their interest in ANR Holdings as part of our Internal Restructuring and (2) the deferred stock-based compensation associated with the issuance to members of our management and key employees of options to purchase units of Alpha Coal Management that will be converted into options to purchase 596,985 shares of our common stock at an exercise price of $12.73 per share as part of our Internal Restructuring. Assuming an initial public offering price per share of $17.00, which is the midpoint of the range indicated on the front cover of this prospectus, we expect to record $55.4 million of stock-based compensation expense and deferred stock-based compensation, which is equal to the fair value of the shares issued and the excess of the fair value of the units of Alpha Coal Management as of the grant date of the options over the exercise price of the options. We expect to record $26.5 million of compensation expense at the time of this offering equal to the vested portion of the shares issued. We expect to record the remaining $28.9 million as deferred stock-based compensation, which will be amortized over the two-year vesting period of the unvested shares and the five-year vesting period of the options.

      The unaudited pro forma financial information is for informational purposes only, should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on the dates indicated and do not purport to be indicative of results of operations or financial position as of any future date or for any future period. The pro forma financial information should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Internal Restructuring,” and our combined financial statements and the related notes included elsewhere in this prospectus.

Alpha Natural Resources, Inc.

Unaudited Pro Forma Balance Sheet Data

September 30, 2004

		Internal
		Restructuring
		Pro Forma
	Historical(1)	Adjustments		Pro Forma

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$15,811	$—		$15,811
Trade accounts receivable, net	97,475	—		97,475
Notes and other receivables	9,765	—		9,765
Inventories	52,684	—		52,684
Due from affiliate	323	—		323
Deferred income taxes	1,046	(1,046	)(8)	—
Prepaid expenses and other current assets	9,778	—		9,778

Total current assets	186,882	(1,046)		185,836
Property, plant, and equipment, net	217,055	—		217,055
Goodwill	18,641	—		18,641
Other intangibles, net	1,551	—		1,551
Deferred income taxes	—	—	(8)	—
Other assets	33,694	—		33,694

Total assets	$457,823	$(1,046)		$456,777

Liabilities and Stockholder’s Equity (Deficit) and Partners’ Capital
Current liabilities:
Current portion of long-term debt	$1,723	$—		$1,723
Note payable	2,638	—		2,638
Notes payable to affiliates	—	465,200	(2)	465,200
Bank overdraft	6,250	—		6,250
Trade accounts payable	60,803	—		60,803
Accrued expenses and other current liabilities	64,617	—		64,617

Total current liabilities	136,031	465,200		601,231
Long-term debt, net of current portion	181,256	—		181,256
Workers’ compensation benefits	3,934	—		3,934
Postretirement medical benefits	13,490	—		13,490
Asset retirement obligation	33,933	—		33,933
Deferred gains on sales of property interests	6,536	—		6,536
Deferred income taxes	3,828	(3,828	)(8)	—
Other liabilities	5,009	10,500	(3)	15,509

Total liabilities	384,017	471,872		859,889

Minority interest	28,921	(28,921	)(6)	—
Stockholder’s equity (deficit) and partners’ capital:
Alpha Natural Resources, Inc.:
Preferred stock—$0.01 par value, 10,000,000 shares authorized, no shares issued	—	—		—
Common stock—$0.01 par value, 100,000,000 shares authorized, 32,712,580 shares issued pro forma	—	327	(4-7)	327
		(465,200	) (2)
		(10,500	)(3)
		39,729	(4)
		4,963	(5)
		28,787	(6)
		—	(7)
Additional paid-in capital (deficit capital)	—	2,782	(8)	(399,439)

	—	(399,112)		(399,112)

Alpha NR Holding, Inc.:
Preferred stock—par value $0.01, 1,000 shares authorized, none issued	—	—		—
Common stock—par value $0.01, 1,000 shares authorized, 100 shares issued and outstanding	—	—		—
Additional paid-in capital	22,153	(22,153	)(4)	—
Retained earnings	17,751	(17,751	)(4)	—

	39,904	(39,904)		—

Total stockholder’s equity (deficit)	39,904	(439,016)		(399,112)

ANR Fund IX Holdings, L.P.:
Partners’ capital	4,981	(4,981	)(5)	—

Total stockholder’s equity (deficit) and partners’ capital	44,885	(443,997)		(399,112)

Total liabilities and stockholder’s equity (deficit) and partners’ capital	$457,823	$(1,046)		$456,777

See accompanying notes to unaudited pro forma balance sheet.

Alpha Natural Resources, Inc.

Notes to Unaudited Pro Forma Balance Sheet
September 30, 2004

(1)	Reflects the combined balance sheet of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries as of September 30, 2004.
(2)	Reflects the issuance of the Restructuring Notes. The aggregate principal amount of the Restructuring Notes and accrued interest thereon will be equal to the net proceeds from this offering. All of the net proceeds from this offering will be used to repay the Restructuring Notes in full. See “Internal Restructuring.”
(3)	Reflects the aggregate amount of Sponsor Distributions payable in connection with the Internal Restructuring. The distributions to AMCI, in the aggregate amount of $6.0 million, will be paid in five equal installments in each of April 2005, June 2005, September 2005, January 2006 and April 2006. The distributions to First Reserve Fund IX, L.P. will be in an aggregate amount equal to $4.5 million, and will be payable in three installments on December 15, 2007, 2008 and 2009, respectively. The Sponsor Distributions are payable in cash or, to the extent we are not permitted by the terms of our credit facility or the indenture governing our senior notes to pay the Sponsor Distributions in cash, in shares of our common stock.
(4)	Reflects the exchange of all the common shares of Alpha NR Holding, Inc., which are held by First Reserve Fund IX, L.P., for 14,411,320 shares (assuming the underwriters do not exercise any portion of their over-allotment option) of $0.01 par value common stock (total par value of $144,000) of Alpha Natural Resources, Inc. in connection with the Internal Restructuring.
(5)	Reflects the exchange of ANR Fund IX Holdings, L.P.’s interest in ANR Holdings, LLC for 1,776,030 shares (assuming the underwriters do not exercise any portion of their over-allotment option) of $0.01 par value common stock (total par value of $18,000) of Alpha Natural Resources, Inc. in connection with the Internal Restructuring.
(6)	Reflects the acquisition of all the minority interest in ANR Holdings, LLC in exchange for 13,412,038 shares (assuming the underwriters do not exercise any portion of their over-allotment option) of $0.01 par value common stock (total par value of $134,000) of Alpha Natural Resources, Inc. in connection with the Internal Restructuring.
(7)	Reflects the issuance of 3,110,626 shares (assuming the underwriters do not exercise any portion of their over-allotment option) of $0.01 par value common stock (total par value of $31,000) of Alpha Natural Resources, Inc. to members of management in connection with the Internal Restructuring.
(8)	Represents the estimated change in net deferred income taxes of $2.8 million (estimated increase of $90.0 million in gross deferred tax assets, less an estimated increase of $87.2 million in the valuation allowance for deferred tax assets) recognized upon consummation of the Internal Restructuring, reflecting the excess of the tax basis of our ANR Holdings, LLC membership interests over the financial statement carrying amount upon consummation of the Internal Restructuring and the reduction of the resulting pro forma deferred income taxes to their net realizable value through a valuation allowance. As evidence supporting the realizability of a deferred tax asset, U.S. generally accepted accounting principles require that the Company weigh negative and positive evidence that supports, utilizing a more likely than not criterion, the realization of the deferred tax asset in the future. Although we reflect pro forma income for the year ended December 31, 2003 and the nine month period ended September 30, 2004, we believe that additional years of actual earnings (objective results) are necessary in order to meet the requirements of U.S. generally accepted accounting principles to record all or a portion of the estimated deferred tax asset generated upon consummation of the Internal Restructuring.

Alpha Natural Resources, Inc.

Unaudited Pro Forma Statement of Operations Data
For the Nine Months Ended September 30, 2004

		2004
		Financings
		and Internal
		Restructuring
		Pro Forma
	Historical(1)	Adjustments			Pro Forma

	(in thousands)
Total revenues	$937,063	$			$937,063

Operating expenses (exclusive of items shown separately below)(2)	800,334				800,334
Depreciation, depletion and amortization	39,352				39,352
Asset impairment charge	5,100				5,100
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	35,786				35,786
Gain on sale of fixed assets	(342)				(342)

Income from operations	56,833		—		56,833
Interest expense	(14,497)		(2,603	)(3)	(17,100)
Interest income	331				331
Miscellaneous income	527				527
Income tax expense	(4,732)		(6,444	)(4)	(12,162)
			(986	)(5)
Minority interest	(19,562)		19,562	(6)	—

Net income	$18,900		$9,529		$28,429

See accompanying notes to unaudited pro forma statement of operations data.

Alpha Natural Resources, Inc.

Notes to Unaudited Pro Forma Statement of Operations Data
For the Nine Months Ended September 30, 2004

(1)	Reflects the combined results of operations of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries for the nine months ended September 30, 2004.

(2)	Operating expenses include cost of coal sales, freight and handling costs, and cost of other revenues.

(3)	Represents pro forma interest expense resulting from our 2004 Financings as shown in the table below:

(in thousands)
Note payable(a)	$214
Equipment financing(b)	80
Senior notes(c)	13,125
Funded revolver(d)	833
Letter of credit fees(e)	1,172
Commitment fees(f)	371

Total cash interest expense	15,795
Amortization of deferred financing costs(g)	1,305

Total pro forma interest expense	17,100
Less historical interest expense	(14,497)

Adjustment to interest expense	$2,603

(a)	Reflects pro forma interest expense at a fixed rate of 3.55% on an estimated average balance of $8.7 million.
(b)	Reflects pro forma interest expense at a fixed rate of 4.79% on an estimated average balance of $0.9 million.
(c)	Reflects pro forma interest expense on our senior notes at a fixed rate of 10%.
(d)	Reflects pro forma interest expense at an assumed LIBOR rate of 1.52% plus an applicable margin of 2.75% on an estimated average balance of $26.0 million.
(e)	Reflects fees at the fixed rate of 3.1% on $50.0 million of letters of credit outstanding under our funded letter of credit facility.
(f)	Reflects commitment fees of 0.50% on an estimated $99.0 million average available balance.
(g)	Reflects deferred financing costs of $11.7 million amortized over approximately 7 years.

A 1/8% change in interest rates on our variable rate debt would cause pro forma interest expense to increase $25,000 for the nine month period ended September 30, 2004, of which $24,000 would be attributable to an increase in interest under our revolving credit facility.

(4)	Reflects the tax effect of the pro forma adjustments calculated at the estimated combined federal and state statutory rate of 38%.

(5)	Reflects the tax effect of ANR Fund IX Holdings, L.P.’s income and share of the income of ANR Holdings (not provided for in the historical statements due to the partnership tax status of ANR Fund IX Holdings, L.P.) at the estimated combined federal and state statutory rate of 38% as a result of our Internal Restructuring.

(6)	Reflects the elimination of the minority interest as a result of our Internal Restructuring.

Alpha Natural Resources, Inc.

Unaudited Pro Forma Statement of Operations Data

For the Year Ended December 31, 2003

						2004 Financings
		Pro Forma				and Internal
					2003	Restructuring
		Coastal	U.S.		Acquisitions	Pro Forma
	Historical(1)	Coal(2)	AMCI(3)	Mears(4)	Pro Forma	Adjustments			Pro Forma

	(in thousands)
Total revenues	$792,566	$21,759	$42,612	$45,829	$902,766	$			$902,766

Operating expenses (exclusive of items shown separately below)(5)	723,529	17,914	39,043	25,480	805,966				805,966
Depreciation, depletion and amortization	36,054	888	2,223	6,786	45,951				45,951
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	21,949	1,093	2,515	3,832	29,389				29,389

Income (loss) from operations	11,034	1,864	(1,169)	9,731	21,460				21,460
Interest expense	(7,848)	(202)	(721)	(1,119)	(9,890)		(12,465	)(6)	(22,355)
Interest income	103	—	124	195	422				422
Miscellaneous income (expense), net	575	(15)	(208)	447	799				799
Income tax (expense) benefit	(668)	(397)	475	(2,229)	(2,819)		3,140	(7)	210
							(111)[8]
Minority interest	(934)	(603)	723	(3,389)	(4,203)		4,203	(9)	—

Net income (loss)	$2,262	$647	$(776)	$3,636	$5,769		$(5,233)		$536

See accompanying notes to unaudited pro forma statement of operations data.

Alpha Natural Resources, Inc.

Notes to Unaudited Pro Forma Statement of Operations Data

For the Year Ended December 31, 2003

(1)	Reflects the combined results of operations of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries for the year ended December 31, 2003.

(2)	The pro forma results of operations include the period from January 1, 2003 through the consummation of the Coastal Coal acquisition on January 31, 2003.

	Coastal Coal	Pro Forma			Coastal Coal
	Historical(a)	Adjustments			Pro Forma

	(in thousands)
Total revenues	$21,759	$			$21,759

Operating expenses (exclusive of items shown separately below)	18,159		(245	)(b)	17,914
Depreciation, depletion and amortization	1,151		(263	)(c)	888
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	1,093				1,093

Income from operations	1,356		508		1,864
Interest expense	(80)		(122	)(d)	(202)
Miscellaneous income (expense)	(15)				(15)
Income tax expense	—		(397	)(e)	(397)
Minority interest	—		(603	)(f)	(603)

Net income	$1,261		$(614)		$647

(a)	Reflects the historical results of operations from January 1, 2003, through the consummation of the Coastal Coal acquisition on January 31, 2003.
(b)	Reflects the adjustment to operating expenses to eliminate the expense relating to employee post-retirement benefit plan obligations that were not assumed in the acquisition.
(c)	The pro forma adjustment to depreciation, depletion and amortization is based on the portion of the acquisition cost allocated to long-lived assets.
(d)	Reflects pro forma interest expense associated with the debt incurred in connection with the transaction.
(e)	Reflects the tax effect of the pro forma adjustments calculated at the estimated combined federal and state statutory rate of 38%.

(f)	Reflects pro forma minority interest for the period from January 1, 2003 to January 31, 2003.

(3)	The pro forma results of operations include the period from January 1, 2003 through the consummation of the U.S. AMCI acquisition on March 11, 2003.

	U.S. AMCI	Pro Forma		U.S. AMCI
	Historical(a)	Adjustments		Pro Forma

	(in thousands)
Total revenues	$43,614	$(1,002	) (b)	$42,612

Operating expenses (exclusive of items shown separately below)	40,274	(1,231	) (b)(c)	39,043
Depreciation, depletion and amortization	1,792	431	(d)	2,223
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	2,515			2,515

Loss from operations	(967)	(202)		(1,169)
Interest expense	(342)	(379	)(e)	(721)
Interest income	124			124
Miscellaneous income (expense)	(208)			(208)
Income tax benefit	—	475	(f)	475
Minority interest	—	723	(g)	723

Net loss	$(1,393)	$(617)		$(776)

(a)	Reflects the historical results of operations from January 1, 2003, through the consummation of the U.S. AMCI acquisition on March 11, 2003.

(b)	Reflects the adjustment to operating expenses to eliminate the revenues and operating expenses between AMCI and us prior to the acquisition.

(c)	Reflects the adjustment to operating expenses to eliminate expenses relating to obligations for post-retirement medical costs not assumed in the acquisition.

(d)	The pro forma adjustment to depreciation, depletion and amortization is based on the portion of the acquisition cost allocated to long-lived assets.

(e)	Reflects pro forma interest expense associated with the debt incurred in connection with the transaction.

(f)	Reflects the tax effect of the pro forma adjustments calculated at the estimated combined federal and state statutory rate of 38%.

(g)	Reflects pro forma minority interest for the period from January 1, 2003 to March 11, 2003.

(4)	The pro forma results of operations include the period from January 1, 2003 through the consummation of the Mears acquisition on November 17, 2003.

	Mears	Pro Forma		Mears
	Historical(a)	Adjustments		Pro Forma

	(in thousands)
Total revenues	$45,829			$45,829

Operating expenses (exclusive of items shown separately below)	25,480			25,480
Depreciation, depletion and amortization	872	5,914	(b)	6,786
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	3,832			3,832

Income (loss) from operations	15,645	(5,914)		9,731
Interest expense	(22)	(1,097	) (c)	(1,119)
Interest income	195			195
Miscellaneous income (expense)	447			447
Income tax expense	—	(2,229	) (d)	(2,229)
Minority interest	—	(3,389	) (e)	(3,389)

Net income	$16,265	$(12,629)		$3,636

(a)	Reflects the historical results of operations from January 1, 2003, through the consummation of the Mears acquisition on November 17, 2003.

(b)	The pro forma adjustment to depreciation, depletion and amortization is based on the portion of the acquisition cost allocated to long-lived assets.

(c)	Reflects pro forma interest expense associated with the debt incurred in connection with the transaction.

(d)	Reflects the tax effect of the pro forma adjustments calculated at the estimated combined federal and state statutory rate of 38%.

(e)	Reflects pro forma minority interest for the period from January 1, 2003 to November 17, 2003.

(5)	Operating costs and expenses include cost of coal sales, freight and handling costs, and cost of other revenues.

(6)	Represents pro forma interest expense resulting from our 2004 Financings as shown in the table below:

(in thousands)
Note payable(a)	$227
Equipment financing(b)	87
Senior notes(c)	17,500
Funded revolver(d)	800
Letter of credit fees(e)	1,462
Commitment fees(f)	539

Total cash interest expense	20,615
Amortization of deferred loan costs(g)	1,740

Total pro forma interest expense	22,355
Less 2003 Acquisition pro forma interest expense	(9,890)

Adjustment to interest expense	$12,465

(a)	Reflects pro forma interest expense at a fixed rate of 3.55% on an estimated average balance of $7.2 million.

(b)	Reflects pro forma interest expense at a fixed rate of 4.79% on an estimated average balance of $2.8 million.

(c)	Reflects pro forma interest on our senior note at a fixed rate of 10%.

(d)	Reflects pro forma interest expense at an assumed LIBOR rate of 1.25% plus an applicable margin of 2.75% on an estimated average balance of $20.0 million.

(e)	Reflects fees at the fixed rate of 3.1% on $47.0 million of letters of credit outstanding.

(f)	Reflects commitment fees of 0.50% on an estimated $105.0 million average available balance under our revolving line of credit.

(g)	Reflects deferred financing costs of $11.7 million amortized over approximately 82 months.

A 1/8% change in interest rates on our variable rate debt would cause pro forma interest expense to increase $28,000 for the year ended December 31, 2003, of which $25,000 would be attributable to an increase in interest under our revolving credit facility.

(7)	Reflects the tax effect of the pro forma adjustments calculated at the estimated combined federal and state statutory rate of 38%.

(8)	Reflects the tax effect of ANR Fund IX Holdings, L.P.’s income and share of the income of ANR Holdings (not provided for in the historical statements due to the partnership tax status of ANR Fund IX Holdings, L.P.) at the estimated combined federal and state statutory rate of 38% as a result of our Internal Restructuring.

(9)	Reflects the elimination of the minority interest as a result of our Internal Restructuring.

SELECTED HISTORICAL FINANCIAL DATA

      The selected historical financial data as of December 31, 2002 and 2003 and September 30, 2004, for the period from December 14, 2002 through December 31, 2002, for the year ended December 31, 2003 and for the nine months ended September 30, 2004, have been derived from the combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries and the related notes, included elsewhere in this prospectus, which have been audited by KPMG. The summary historical financial data for the nine months ended September 30, 2003 have been derived from the unaudited combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries, and the related notes, included elsewhere in this prospectus. In the opinion of management, the financial data for the nine months ended September 30, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The selected historical financial data for the Predecessor Periods have been derived from our Predecessor’s combined financial statements included elsewhere in this prospectus, which have been audited by KPMG. The selected historical financial data as of December 2000 and 2001, and for the year ended December 31, 2000 have been derived from our Predecessor’s audited combined financial statements not included in this prospectus. The selected historical financial data as of and for the year ended December 31, 1999 have been derived from our Predecessor’s unaudited combined financial statements. The following data should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Predecessor’s financial statements and the related notes included elsewhere in this prospectus.

					ANR Fund IX Holdings, L.P. and
	Predecessor				Alpha NR Holding, Inc. and Subsidiaries

				January 1,	December 14,		Nine Month	Nine Month
	Year Ended	Year Ended	Year Ended	2002 to	2002 to	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	December 13,	December 31,	December 31,	September 30,	September 30,
	1999	2000	2001	2002	2002	2003	2003	2004

	(unaudited)						(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Coal revenues	$231,264	$226,653	$227,237	$154,715	$6,260	$701,262	$504,660	$808,655
Freight and handling revenues	33,169	25,470	25,808	17,001	1,009	73,800	49,803	106,291
Other revenues	—	5,601	8,472	6,031	101	17,504	11,244	22,117

Total revenues	264,443	257,724	261,517	177,747	7,370	792,566	565,707	937,063

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	201,537	224,230	219,545	158,924	6,268	632,979	450,731	677,100
Freight and handling costs	33,169	25,470	25,808	17,001	1,009	73,800	49,803	106,291
Costs of other revenues	—	4,721	8,156	7,973	120	16,750	11,532	16,943
Depreciation, depletion and amortization	12,910	7,890	7,866	6,814	274	36,054	25,806	39,352
Asset impairment charge	—	—	—	—	—	—	—	5,100
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	7,399	8,543	9,370	8,797	471	21,949	16,697	35,786
Costs to exit business	—	26,937	3,500	25,274	—	—	—	—

Total costs and expenses	225,015	297,791	274,245	224,783	8,142	781,532	554,569	880,572

Refund of federal black lung excise tax	—	—	16,213	2,049	—	—	—	—
Gain on sale of fixed assets, net	—	—	—	—	—	—	—	342
Other operating income, net	1,337	57	94	1,430	—	—	—	—

Income (loss) from operations	10,755	(40,010)	3,579	(43,557)	(772)	11,034	11,138	56,833

Other income (expense):
Interest expense	—	—	—	(35)	(203)	(7,848)	(5,964)	(14,497)
Interest income	785	2,263	1,993	2,072	6	103	91	331
Miscellaneous income	—	4,215	1,250	—	—	575	451	527

Total other income (expense), net	785	6,478	3,243	2,037	(197)	(7,170)	(5,422)	(13,639)

Income (loss) before income taxes	11,540	(33,532)	6,822	(41,520)	(969)	3,864	5,716	43,194
Income tax expense (benefit)	—	(13,545)	(1,497)	(17,198)	(334)	668	988	4,732
Minority interest	—	—	—	—	—	934	1,750	19,562

Net income (loss)	$11,540	$(19,987)	$8,319	$(24,322)	$(635)	$2,262	$2,978	$18,900

Balance sheet data (at period end):
Cash and cash equivalents	$196	$185	$175		$8,444	$11,246		$15,811
Total assets	145,496	130,608	139,467		108,442	379,336		457,823
Notes payable and long-term debt, including current portion	15,121	1,920	—		25,743	84,964		185,617
Stockholder’s equity and partners capital (deficit)	(109,508)	(142,067)	(136,593)		23,384	86,367		44,885
Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$—	$20,659	$10,655	$(13,816)	$(295)	$54,104	$38,149	$99,247
Investing activities	—	(8,564)	(9,203)	(22,054)	(38,893)	(100,072)	(61,133)	(67,235)
Financing activities	—	(12,106)	(1,462)	35,783	47,632	48,770	33,569	(27,447)
Capital expenditures	6,120	9,127	10,218	21,866	960	27,719	27,130	52,984

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our combined financial statements and related notes, our “Unaudited Pro Forma Financial Information,” and our “Selected Historical Financial Data” included elsewhere in this prospectus. The historical financial information discussed below is for ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries, which prior to the completion of our Internal Restructuring are the owners of a majority of the membership interests of ANR Holdings, our top-tier holding company prior to our Internal Restructuring. References to pro forma financial and other pro forma information, unless otherwise indicated, reflect (1) for balance sheet data, the consummation of the Internal Restructuring as if it had occurred on September 30, 2004, and (2) for statement of operations and other data, the Prior Transactions as if they had occurred on January 1, 2003.

Overview

      We produce, process and sell steam and metallurgical coal from eight regional business units, which, as of September 30, 2004, are supported by 44 active underground mines, 20 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky, Pennsylvania and Colorado. We also sell coal produced by others, the majority of which we process and/or blend with coal produced from our mines prior to resale, providing us with a higher overall margin for the blended product than if we had sold the coals separately. For the first nine months of 2004, sales of steam coal accounted for approximately 63% and sales of metallurgical coal, which generally sells at a premium over steam coal, accounted for approximately 37% of our coal sales volume. Our sales of steam coal were made primarily to large utilities and industrial customers in the Eastern region of the United States, and our sales of metallurgical coal were made primarily to steel companies in the Northeastern and Midwestern regions of the United States and in several countries in Europe and Asia. Measured by tons sold, approximately 32% of our coal sales during the first nine months of 2004 were made outside the United States, primarily in Canada, Brazil and several countries in Europe and Asia.

      In addition, we generate other revenues from equipment repair and sales income, rentals, royalties, commissions, coal handling, terminal and processing fees, and coal analysis fees. We also generate revenue when we are reimbursed by our customers for freight and handling charges. However, these freight and handling revenues are offset by equivalent freight and handling costs and do not contribute to our profitability.

      Our business is seasonal, with operating results varying from quarter to quarter. We generally experience lower sales and hence build coal inventory during the winter months primarily due to the freezing of lakes that we use to transport coal to some of our customers.

      Our primary expenses are wages and benefits, repair and maintenance expenditures, cost of purchased coal, royalties, freight and handling costs, and taxes incurred in selling our coal. Historically, our cost of coal sales per ton are lower for sales of our produced and processed coal than for sales of purchased coal that we do not process prior to resale.

      We have one reportable segment, coal operations, which includes all of our revenues and costs from coal production and sales, freight and handling, rentals, commissions and coal handling and processing operations. We report the revenues and costs from rentals, commissions and coal handling and processing operations in our other revenues and cost of other revenues, respectively.

      Predecessor and 2003 Acquisitions. On December 13, 2002, we acquired our Predecessor, the majority of the Virginia coal operations of Pittston Coal Company, from The Brink’s Company (formerly known as The Pittston Company), for $62.9 million. On January 31, 2003, we acquired Coastal Coal Company for $67.8 million. In connection with our acquisition of the Coastal Coal Company, we acquired an overriding royalty interest in certain properties located in Virginia and West Virginia owned by El Paso CPG Company for $11.0 million in cash. Effective February 1, 2003, we sold the overriding royalty interest to affiliates of Natural Resource Partners, L.P. (“NRP”) for $11.8 million in cash. Effective April 1, 2003, we also sold substantially all of our fee-owned Virginia mineral properties to NRP for approximately $53.6 million in cash in a sale/leaseback transaction. On March 11, 2003, we acquired U.S. AMCI for $121.3 million and on November 17, 2003, we acquired the assets of Mears for $38.0 million in cash.

      Internal Restructuring and Offering. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions in connection with our Internal Restructuring for the purpose of transitioning our top-tier holding company from a limited liability company to a corporation. See “Internal Restructuring.” As a result of this offering and our Internal Restructuring, we will incur additional expenses that we have not incurred in the past, including expenses associated with compliance with corporate governance and periodic financial reporting requirements for public companies. Moreover, all of our income will be subject to income tax.

      As part of our Internal Restructuring, our executive officers and certain other key employees will receive shares of our common stock in exchange for their interest in ANR Holdings. As a result, assuming an initial public offering price per share of $17.00, which is the midpoint of the range indicated on the front cover of this prospectus, we expect to record stock-based compensation expense and deferred stock-based compensation equal to the fair value of the shares issued of $52.9 million. We expect to record $26.5 million of compensation expense at the time of this offering equal to the vested portion of the shares issued. As a result of this non-cash compensation expense, we expect that our operating expenses for the quarter ending March 31, 2005 will be higher than in prior periods and that we may record a net loss for this quarter. We expect to record the remaining $26.4 million of compensation as deferred stock-based compensation, which will be amortized over the two-year vesting period of the unvested shares. In addition, as a result of the issuance to members of our management and key employees in November 2004 of options to purchase units of Alpha Coal Management that will be converted into options to purchase shares of our common stock as part of the Internal Restructuring, and again assuming an initial public offering price per share of $17.00, we expect to record deferred stock-based compensation of $2.5 million in the fourth quarter of 2004, which will be amortized over the five-year vesting period of the options. The amortization of the deferred stock-based compensation over the applicable two-year and five-year vesting periods will result in a non-cash amortization expense in these periods, thereby reducing our earnings in those periods. If the initial public offering price per share is higher than $17.00, however, the amount of compensation expense and deferred stock based compensation that we will record will be greater.

      Coal Pricing Trends and Uncertainties. During the first nine months of 2004, prices for our coal increased significantly due to a combination of conditions in the United States and internationally, including an improving U.S. economy, relatively low customer stockpiles, capacity constraints of U.S. nuclear-powered electricity generators, high current and forward prices for natural gas and oil, and increased international demand for U.S. coal. This strong coal pricing environment has contributed to our growth in revenues and net income during the nine months ended September 30, 2004. There is uncertainty as to whether and for how long this strong coal pricing environment will continue. We are also experiencing increased costs for purchased coal which have risen with coal prices generally, and increased operating costs for steel manufactured equipment and supplies and employee wages and salaries.

      The U.S. dollar has weakened over the last two years, which has made U.S. coal relatively less expensive and therefore more competitive in foreign markets. We believe that the weakening of the U.S. dollar has enabled us to export more metallurgical coal at higher prices than would otherwise have been the case during 2003 and the first nine months of 2004, and this trend has contributed to our growth in revenues and income during those periods. There is uncertainty as to whether and for how long the dollar will continue to weaken against foreign currencies, and we believe that a strengthening of the U.S. dollar would adversely affect our exports.

      For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, and that apply to an investment in our common stock, see “Risk Factors.”

Results of Operations

      For purposes of the following discussion and analysis of our operating results, the revenues and costs and expenses of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries for the period from December 14, 2002 through December 31, 2002 have been combined with the revenues and costs and expenses of our Predecessor for the period from January 1, 2002 through December 13, 2002, as reflected in the table below. We believe this presentation facilitates the ability of the reader to more meaningfully compare our revenues, costs and expenses in 2002 with other periods. Our operating results from and after December 14, 2002, including our recorded depreciation, depletion and amortization expense, are not comparable to the Predecessor Periods as a result of the application of purchase accounting. The combining of the Predecessor and successor accounting periods in the year ended December 31, 2002 is not permitted by U.S. generally accepted accounting principles.

Combined Statement of Operations Data

For the Year Ended December 31, 2002

		ANR Fund IX
		Holdings, L.P. and
		Alpha NR Holding,
		Inc. and	(Non-GAAP)
	Predecessor	Subsidiaries	Combined

	January 1,	December 14,	January 1,
	2002 to	2002 to	2002 to
	December 13,	December 31,	December 31,
	2002	2002	2002

	(in thousands, except per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$154,715	$6,260	$160,975
Freight and handling revenues	17,001	1,009	18,010
Other revenues	6,031	101	6,132

Total revenues	177,747	7,370	185,117

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	158,924	6,268	165,192
Freight and handling costs	17,001	1,009	18,010
Cost of other revenues	7,973	120	8,093
Depreciation, depletion and amortization	6,814	274	7,088
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	8,797	471	9,268
Costs to exit business	25,274	—	25,274

Total costs and expenses	224,783	8,142	232,925

Refund of federal black lung excise tax	2,049	—	2,049
Other operating income, net	1,430	—	1,430

Income (loss) from operations	$(43,557)	$(772)	$(44,329)

		ANR Fund IX
		Holdings, L.P. and
		Alpha NR Holding,
		Inc. and	(Non-GAAP)
	Predecessor	Subsidiaries	Combined

	January 1,	December 14,	January 1,
	2002 to	2002 to	2002 to
	December 13,	December 31,	December 31,
	2002	2002	2002

	(in thousands, except per ton data)
Other Data:
Tons sold	4,283	186	4,469
Coal sales realization per ton sold	$36.12	$33.66	$36.02
Cost of coal sales per ton sold	$37.11	$33.70	$36.96

      The 2003 Acquisitions also affect comparability with the Predecessor Periods and, therefore, the results of operations for the Predecessor Periods are not comparable to the results of operations for the periods from and after December 14, 2002. In addition, the results of operations for the nine months ended September 30, 2004 are not directly comparable to the same period in 2003 due to the 2003 Acquisitions.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues

	Nine Months Ended		Increase
	September 30,		(Decrease)

	2003	2004	$ or Tons	%

	(in thousands, except per ton data)
Coal revenues	$504,660	$808,655	$303,995	60%
Freight and handling revenues	49,803	106,291	56,488	113%
Other revenues	11,244	22,117	10,873	97%

Total revenues	$565,707	$937,063	$371,356	66%

Tons sold	15,778	19,424	3,646	23%
Coal sales realization per ton sold	$31.99	$41.63	$9.64	30%

      Coal Revenues. Coal revenues increased in the first nine months of 2004 by $304.0 million or 60%, to $808.7 million, as compared to the first nine months of 2003. This increase was due to a $9.64 per ton increase in the average sales price of our coal and the sale of 3.6 million additional tons over the comparable period last year. The increase in the average sales price of our coal was due to the general increase in coal prices during the period and to our ability to take advantage of the exceptionally high metallurgical coal sale prices by processing and marketing as metallurgical coal some coal qualities that would traditionally have been marketed as steam coal. Approximately 63% and 37% of our tons sold in the first nine months of 2004 were steam coal and metallurgical coal, respectively, as compared to 71% and 29% during the same period in 2003. Our tons sold in the first nine months of 2004 increased by 3.6 million, or 23%, to 19.4 million, primarily due to the effect of our 2003 Acquisitions, which provided an additional 3.1 million tons.

      Freight and Handling Revenues. Freight and handling revenues increased to $106.3 million for the period ended September 30, 2004, an increase of $56.5 million compared to the period ended September 30, 2003 due to an increase of 2.7 million tons of export shipments.

      Other Revenues. Other revenues increased for the first nine months of 2004 by $10.9 million, or 97%, to $22.1 million, as compared to the first nine months of 2003 primarily due to higher equipment sales in the amount of $5.3 million, an increase in coal handling and processing fees of $3.5 million, and higher sales commissions of $1.6 million, partially offset by reduced trucking revenue of $0.6 million. Other revenues for the first nine months of 2004 include a gain of $1.2 million on the satisfaction of an obligation to reclaim certain properties retained by the seller in the Pittston acquisition. Other revenues attributable to our coal operations segment were $8.9 million in the first nine months of 2004 and $2.2 million in the first nine months of 2003.

Costs and Expenses

	Nine Months Ended		Increase
	September 30,		(Decrease)

	2003	2004	$	%

	(in thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$450,731	$677,100	$226,369	50%
Freight and handling costs	49,803	106,291	56,488	113%
Cost of other revenues	11,532	16,943	5,411	47%
Depreciation, depletion and amortization	25,806	39,352	13,546	52%
Asset impairment charge	—	5,100	5,100
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	16,697	35,786	19,089	114%

Total costs and expenses	$554,569	$880,572	$326,003	59%

Cost of coal sales per ton sold	$28.57	$34.86	$6.29	22%

      Cost of Coal Sales. In the first nine months of 2004, our cost of coal sales which excludes charges for depreciation, depletion and amortization increased $226.4 million, or 50%, to $677.1 million compared to the first nine months of 2003. Our cost of coal sales increased by approximately $150.0 million as a result of increased prices for steel-related mine supplies and contract mining services, higher prices for purchased coal, and increased variable sales-related costs, such as royalties and severance taxes. Approximately, $76.0 million of the increase in the cost of coal sales was due to the 2003 Acquisitions. The average cost per ton sold increased 22% from $28.57 per ton in the first nine months of 2003 to $34.86 per ton in the first nine months of 2004. Our cost of coal sales as a percentage of coal revenues decreased from 89% in the first nine months of 2003 to 84% in the first nine months of 2004. For the nine months ended September 30, 2004 our average cost per ton for our produced or processed coal sales was $31.96 and our average cost per ton for coal that we purchased from third parties and resold without processing was $43.79.

      Freight and Handling Costs. Freight and handling costs increased $56.5 million to $106.3 million during the first nine months of 2004 as compared to the first nine months of 2003, mainly due to the 2.7 million ton increase in export shipments where we initially pay the freight and handling costs and are then reimbursed by the customer.

      Cost of Other Revenues. Cost of other revenues increased $5.4 million, or 47%, to $16.9 million for the first nine months of 2004 as compared to the first nine months of 2003 due to a higher volume of equipment sales and repairs and higher processing and handling fees as a result of increased volumes. Cost of equipment sales and repairs increased $4.5 million and processing and handling costs increased $1.4 million for the first nine months of 2004 as compared to the prior period. The cost of trucking revenue decreased by $0.5 million for the first nine months of 2004 as compared to the prior period. Cost of other revenues attributable to our coal operations segment were $5.2 million in the first nine months of 2004 and $1.2 million in the first nine months of 2003.

      Depreciation, Depletion and Amortization. Depreciation, depletion, and amortization increased $13.5 million, or 52%, to $39.4 million for the first nine months of 2004 as compared to the first nine months of 2003 due to capital additions during the first nine months of 2004, resulting in additional depreciation of $4.0 million. The remaining increase is attributable to the impact of the 2003 Acquisitions and 2003 capital additions of $27.7 million. Depreciation, depletion and amortization per ton increased from $1.64 per ton in the first nine months of 2003 to $2.03 per ton in the first nine months of 2004. Depreciation, depletion and amortization attributable to our coal operations segment were $37.1 million in the first nine months of 2004 and $24.2 million in the first nine months of 2003.

      Asset Impairment Charge. We own National King Coal, LLC (a mining company) and Gallup Transportation and Transloading Company, LLC (a trucking company) (collectively “NKC”). Since the acquisition of NKC, it has incurred cumulative losses of $2.8 million. While NKC has not experienced sales revenue growth comparable to our other operations, it has been affected by many of the same cost increases. As a result, we were required to assess the recovery of the carrying value of the NKC assets. Based upon that analysis it was determined that the assets of NKC were impaired. An impairment charge of $5.1 million was recorded in September 2004 to reduce the carrying value of the assets of NKC to their estimated fair value. A discounted present value cash flow model was used to determine fair value.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $19.1 million, or 114%, to $35.8 million in the first nine months of 2004 compared to the same period in 2003. The increase is attributed to higher staffing levels and resulting costs of approximately $7.0 million, increased incentive bonus payments and accruals in the amount of $8.3 million, a contract buyout of $3.1 million, and professional fees of approximately $0.7 million incurred in documenting, assessing, and improving our controls and procedures in anticipation of the requirements of the Sarbanes-Oxley Act once we are a public company. Our selling, general and administrative expenses as a percentage of total revenues increased from 3.0% in the first nine months of 2003 to 3.8% in the first nine months of 2004.

     Interest Expense

      Interest expense increased $8.5 million to $14.5 million during the first nine months of 2004 compared to the same period in 2003. The increase was mainly due to the additional interest expense of $6.4 million related to our 10% senior notes issued in May 2004 and the write-off of deferred financing costs of $2.8 million related to our previous credit facility.

Interest Income

      Interest income increased from $0.1 million to $0.3 million as a result of interest received on notes receivable issued in the first nine months of 2004.

Income Tax Expense

      Income tax expense increased $3.7 million to $4.7 million for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. Our effective tax rates for the nine months ended September 30, 2004 and 2003 were 11.0% and 17.3%, respectively. The effective tax rates are lower than the statutory tax rate since we are not subject to tax with respect to the portion of our income before taxes which is attributable to ANR Fund IX Holdings, L.P.’s portion of our earnings and the minority interest’s share in the earnings of ANR Holdings. In addition, our taxable income is reduced by percentage depletion allowances which reduce our effective tax rate. These reductions in our effective tax rates are offset by (or reduced by) the effect of increases (decreases) in our valuation allowance for deferred tax assets of $(0.2) million and $0.8 million recorded in the nine months ended September 30, 2004 and 2003, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

	Year Ended		Increase
	December 31,		(Decrease)

	2002*	2003	$ or Tons	%

	(in thousands, except per ton data)
Coal revenues	$160,975	$701,262	$540,287	336%
Freight and handling revenues	18,010	73,800	55,790	310%
Other revenues	6,132	17,504	11,372	185%

Total revenues	$185,117	$792,566	$607,449	328%

Tons sold	4,469	21,930	17,461	391%
Coal sales realization per ton sold	$36.02	$31.98	$(4.04)	(11)%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.

     Coal Revenues. Coal revenues increased $540.3 million, or 336%, to $701.3 million for the year ended December 31, 2003, from $161.0 million for the year ended December 31, 2002. The increase was primarily due to the 2003 Acquisitions, which contributed an additional 16.0 million tons sold and approximately $512.0 million in revenues, partially offset by a reduction in the average sales price per ton of $4.04 or $18.0 million in revenues. Tons sold increased from 4.5 million tons in 2002 to 21.9 million tons in 2003. The 2003 Acquisitions accounted for 16.0 million of the 17.5 million ton increase in tons sold from 2002 to 2003. Our average sales price per ton decreased 11% from $36.02 per ton in 2002 to $31.98 per ton in 2003, mainly due to our lower percentage of metallurgical coal sales in 2003 as compared to sales of our Predecessor in 2002. Approximately 71% and 29% of our tons sold in the 2003 were steam coal and metallurgical coal, respectively, as compared to 45% and 55% during 2002.

      Freight and Handling Revenues. Freight and handling revenues increased $55.8 million from $18.0 million in 2002 due to increased volumes resulting from the 2003 Acquisitions, which contributed approximately $33.5 million of the increase. An increase in overseas export tons of approximately 1.1 million tons was responsible for most of the remaining increase in freight and handling revenues.

      Other Revenues. Other revenues, principally equipment repair and sales, and coal handling, terminalling and processing fees, rents and royalties increased $11.4 million to $17.5 for 2003, mainly due to the 2003 Acquisitions, which provided coal handling, terminalling and processing fees in the amount of $6.8 million and royalty income of $1.3 million. Other revenues for 2002 consisted of equipment repair and sales income, which increased $1.7 million in 2003. Other revenues attributable to our coal operations segment were $3.4 million for the year ended December 31, 2003, and we had no other revenues attributable to our coal operations segment for the year ended December 31, 2002.

Costs and Expenses

	Year Ended		Increase
	December 31,		(Decrease)

	2002*	2003	$	%

	(in thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$165,192	$632,979	$467,787	283%
Freight and handling costs	18,010	73,800	55,790	310%
Cost of other revenues	8,093	16,750	8,657	107%
Depreciation, depletion and amortization	7,088	36,054	28,966	409%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	9,268	21,949	12,681	137%
Costs to exit business	25,274	—	(25,274)

Total costs and expenses	$232,925	$781,532	$548,607	236%

Cost of coal sales per ton sold	$36.96	$28.86	$(8.10)	(22)%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.

     Cost of Coal Sales. Our cost of coal sales increased $467.8 million, or 283%, to $633.0 million for the year ended December 31, 2003, from $165.2 million for the year ended December 31, 2002. The 2003 Acquisitions accounted for $461.8 million of the increase in our cost of coal sales and for 93% of the 12.9 million ton increase in our produced and processed coal sales for 2003. The average cost per ton sold decreased 22% from $36.96 per ton in 2002 to $28.86 per ton in 2003 as a result of increased production, which reduced our fixed costs per ton, as well as lower costs of coal produced from mines acquired in the 2003 Acquisitions. Our cost of coal sales as a percentage of coal revenues decreased from 103% in 2002 to 90% in 2003.

      Freight and Handling Costs. Freight and handling costs increased $55.8 million to $73.8 million for the year ended December 31, 2003 as compared to the prior period, primarily due to increased sales volumes resulting from the 2003 Acquisitions, which contributed approximately $33.5 million of the increase. An increase in overseas export tons of approximately 1.1 million tons was responsible for most of the remaining increase in freight and handling revenues.

      Cost of Other Revenues. Cost of other revenues increased $8.7 million, or 107%, to $16.8 million for 2003 as compared to 2002 as a result of the 2003 Acquisitions, in which we acquired trucking and coal processing operations, and their related costs of $8.7 million, as the cost for 2002 includes only those related to equipment repair and sales income, which remained relatively unchanged. Cost of equipment repair and sales for 2002 included a litigation settlement, therefore cost for 2003 did not increase over 2002 with the increased sales volumes. Cost of other revenues attributable to our coal operations segment were $2.3 million for the year ended December 31, 2003 and we had no cost of other revenues attributable to our coal operations segment for the year ended December 31, 2002.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense for the year ended December 31, 2003 was $36.1 million, an increase of $29.0 million from the prior year. The increase in expense is attributable to the 2003 Acquisitions, and the 2003 capital additions of $27.7 million, as depreciation, depletion and amortization expense per ton showed only a slight increase from $1.59 per ton in 2002 to $1.64 per ton in 2003. Depreciation, depletion and amortization attributable to our coal operations segment were $33.1 million for the year ended December 31, 2003 and $7.0 million for the year ended December 31, 2002.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $12.7 million to $21.9 million, but decreased from $2.07 per ton sold to $1.00 per ton sold from 2002 to 2003, primarily due to a significant increase in tons sold, partially offset by additional expenses of

$2.0 million associated with transition services provided by the selling companies. Our selling, general and administrative expenses as a percentage of total revenues decreased from 5.0% in 2002 to 2.8% in 2003.

      Costs to Exit Business. For the year ended December 31, 2002, our Predecessor recorded a charge of $25.3 million for a pension plan early withdrawal penalty. The early withdrawal penalty was incurred when our Predecessor withdrew from a multi-employer pension plan when we purchased their operations.

     Interest Expense

      Interest expense increased to $7.8 million for the year ended December 31, 2003 from less than $0.1 million for the period from January 1, 2002 to December 13, 2002. The increase is due to interest on loans to finance the 2003 Acquisitions.

     Interest Income

      Interest income decreased from $2.1 million for the period from January 1 to December 13, 2002 to $0.1 million in 2003. Interest income for the period from January 1, 2002 to December 13, 2002 was attributable to interest earned on Virginia tax credits and an employee benefit trust. We did not acquire the assets of the employee benefit trust or the receivable for the Virginia tax credits.

Income Tax Expense (Benefit)

      Income taxes increased $17.9 million from a benefit of $17.2 million for the period from January 1, 2002 to December 13, 2002 to an expense of $0.7 million for the year ended December 31, 2003. This increase in income taxes was attributable primarily to the increase in pre-tax income. The effective tax rate for the period from January 1, 2002 to December 13, 2002 and for the year ended December 31, 2003 was 41.4% and 17.3%, respectively. In 2003, tax was not provided on ANR Fund IX Holdings, L.P.’s portion of our earnings and the minority interest owners’ share in the earnings of ANR Holdings. In addition, in periods when a pre-tax loss is reported, percentage depletion increases the effective tax rate (increases the tax benefit) whereas in periods when pre-tax income is reported, percentage depletion decreases the effective tax rate (decreases the tax expense).

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

	Year Ended		Increase
	December 31,		(Decrease)

	2001	2002*	$ or Tons	%

	(in thousands, except per ton data)
Coal revenues	$227,237	$160,975	$(66,262)	(29)%
Freight and handling revenues	25,808	18,010	(7,798)	(30)%
Other revenues	8,472	6,132	(2,340)	(28)%

Total revenues	$261,517	$185,117	$(76,400)	(29)%

Tons sold	6,975	4,469	(2,506)	(36)%
Coal sales realization per ton sold	$32.58	$36.02	$3.44	11%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.

     Coal Revenues. Coal revenues for the year ended December 31, 2002 decreased $66.3 million, to $161.0 million, a 29% decrease from the prior year. The decrease in revenue is primarily due to a decrease in tons sold of 2.5 million tons, partially offset by an increase in the average selling price of $3.44 per ton, from $32.58 per ton in 2001 to $36.02 per ton in 2002. The decrease in tons sold is attributable to a 1.8 million ton reduction in tons produced and a 0.7 million ton decrease in brokered tons sold.

Approximately 45% and 55% of our tons sold in the 2002 were steam coal and metallurgical coal, respectively, as compared to 58% and 42% during 2001.

      Freight and Handling Revenues. Freight and handling revenues decreased $7.8 million, or 30%, from $25.8 million in 2001 due to a decrease in export tons sold of approximately 0.4 million tons.

      Other Revenues. Other revenues decreased by 28% due to a decrease in equipment repair revenues. We had no other revenues attributable to our coal operations segment for the year ended December 31, 2002 or the year ended December 31, 2001.

Costs and Expenses

	Year Ended		Increase
	December 31,		(Decrease)

	2001	2002*	$	%

	(in thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$219,545	$165,192	$(54,353)	(25)%
Freight and handling costs	25,808	18,010	(7,798)	(30)%
Cost of other revenues	8,156	8,093	(63)	(1)%
Depreciation, depletion and amortization	7,866	7,088	(778)	(10)%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	9,370	9,268	(102)	(1)%
Costs to exit business	3,500	25,274	21,774	622%

Total costs and expenses	$274,245	$232,925	$(41,320)	(15)%

Cost of coal sales per ton sold	$31.48	$36.96	$5.48	17%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.

     Cost of Coal Sales. Cost of coal sales for the year ended December 31, 2002 decreased $54.4 million, to $165.2 million, a 25% decrease from the prior year, due to a decrease in tons of coal purchased and a decrease in tons of coal produced. Average cost per ton increased by $5.48, from $31.48 per ton in 2001 to $36.96 per ton in 2002, due to decreased production which increased fixed costs per ton. Our cost of coal sales as a percentage of coal revenues increased from 97% in 2001 to 103% in 2002 as the increase in our cost per ton in 2002 exceeded the increase in our revenue per ton.

      Freight and Handling Costs. Freight and handling costs decreased $7.8 million to $18.0 million due to a 0.4 million ton decrease in export sales volumes.

      Cost of Other Revenues. Cost of other revenues remained flat from 2001 to 2002. A decrease in costs related to decreased repairs and maintenance revenues was offset by a litigation settlement recorded in 2002. We had no cost of other revenues attributable to our coal operations segment during the year ended December 31, 2002 or the year ended December 31, 2001.

      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense reported for the year ended December 31, 2002 was $7.1 million, a $0.8 million decrease from the prior year. Depreciation, depletion and amortization expense per ton increased from $1.13 per ton in 2001 to $1.59 per ton in 2002 due to the decrease in sales volume which increased the per ton amount of depreciation expense. Depreciation, depletion and amortization attributable to our coal operations segment were $7.0 million for the year ended December 31, 2002 and $7.8 million for the year ended December 31, 2001.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.1 million for the year ended December 31, 2002 to $9.3 million. Selling, general and administrative expenses as a percentage of total revenues increased from 3.6% in 2001 to 5.0% in 2002 because of the decrease in tons sold in 2002, while staffing levels and overhead costs were relatively unchanged from 2001.

      Costs to Exit Business. This expense increased $21.8 million for the year ended December 31, 2002 to $25.3 million due to the recognition of a $25.3 million multi-employer pension plan early withdrawal penalty in 2002. The early withdrawal penalty was incurred when our Predecessor withdrew from a multi-employer pension plan when we purchased its operations. The expense of $3.5 million in 2001 relates primarily to an early multi-employer pension plan withdrawal penalty expected to be incurred when our Predecessor decided to exit the coal business.

Interest Income

      Interest income increased $0.1 million for the period ended December 13, 2002 to $2.1 million. Interest income in both periods was attributable to interest earned on Virginia coal tax credits and an employee benefit trust of our Predecessor.

Income Tax Benefit

      For the period from January 1, 2002 to December 13, 2002, our Predecessor reported an income tax benefit of $17.2 million on a loss before income taxes of $41.5 million compared to an income tax benefit of $1.5 million on income before taxes of $6.8 million in the prior year. The decrease in income taxes was attributable primarily to the decrease in pre-tax income. The difference in the effective tax rate results primarily from the benefits of percentage depletion and an adjustment resulting from a favorable appeal in 2002.

Liquidity and Capital Resources

      Our primary liquidity and capital resource requirements are to finance the cost of our coal production and purchases, to make capital expenditures, and to service our debt and reclamation obligations. Historically we have made significant distributions to our equity holders, and in connection with our Internal Restructuring we have agreed to pay the Sponsor Distributions totaling $10.5 million in cash or, to the extent we are not permitted by the terms of our credit facility or the indenture governing our senior notes to pay the Sponsor Distributions in cash, in shares of our common stock. Our primary sources of liquidity are cash flow from sales of our produced and purchased coal, other income and borrowings under our senior credit facility.

      At September 30, 2004, our available liquidity was $136.4 million, including cash of $15.8 million and $120.6 million available under our credit facility. Total debt represented 81% of our total capitalization at September 30, 2004.

      We currently project cash capital spending for the fourth quarter of 2004 of $20 million to $25 million. These budgeted expenditures are to be used to develop new mines and replace or add equipment. We believe that cash generated from our operations and borrowings under our credit facility will be sufficient to meet our working capital requirements, anticipated capital expenditures and debt service requirements for at least the next twelve months.

Cash Flows

      Cash provided by operating activities was $99.2 million for the first nine months of 2004, an increase of $61.1 million from the same period in 2003. Cash provided by operations for the first nine months of 2004 benefited from the effects of our 2003 Acquisitions and the strength of the coal markets during the period. This increase is attributable to an increase in net income of $15.9 million for the first nine months of 2004 over the same period last year, an increase in non-cash charges included in net income of $43.3 million and the effects of a $1.9 million reduction in net operating assets and liabilities.

      Net cash used in investing activities was $67.2 million during the first nine months of 2004, $6.1 million more than the first nine months of 2003. Capital expenditures increased $25.9 million, to $53.0 million during the first nine months of 2004. The increase in capital expenditures was primarily due to the replacement of equipment, new mine development and upgrades to a preparation plant. In the second quarter of 2003, we sold our interest in certain coal properties acquired in the purchase of our Predecessor, and a royalty interest acquired in our Coastal Coal Company acquisition for an aggregate of $65.2 million. We also paid $95.8 million for the Coastal Coal Company and U.S. AMCI acquisitions in the first nine months of 2003. As part of a coal supply agreement, we loaned an unrelated coal supplier $10.0 million in June 2004 at a variable rate to be repaid in installments over a two-year period beginning in August 2004. The loan is secured by the assets of the debtor and personally guaranteed by the debtor’s owner. The related coal supply agreement with the debtor should provide us with approximately 40,000 tons of coal per month through March of 2006. In September 2004, we also acquired an equity interest for $3.3 million in a company which is developing a mining property in Venezuela.

      Net cash used in financing activities during the nine months ended September 30, 2004 was $27.4 million compared with net cash provided by financing activities of $33.6 million in the prior period. Net cash provided by financing activities included the net proceeds of $171.5 million received as a result of the issuance of our $175 million 10% senior notes in May 2004.

      Net cash used in financing activities included distributions made to our equity owners of $115.6 million during the first nine months of 2004 and $10.6 million paid for debt issuance costs. We received $15.2 million for common stock issued and we received advances from affiliates of $20.0 million during the nine month period ended September 30, 2003.

      Our operations provided us cash of $54.1 million for the year ended December 31, 2003, while the operations of our Predecessor used cash of $13.8 million. Our net income increased $26.6 million to $2.3 million when compared to our Predecessor’s net loss of $24.3 million. Our non-cash charges increased by $40.0 million mainly due to increased depreciation, depletion and amortization charges associated with the 2003 Acquisitions. Net changes in operating assets and liabilities increased our operating cash flow by $12.6 million in 2003 while net changes in operating assets and liabilities increased cash flow from operations by $11.3 million for the period from January 1, 2002 to December 13, 2002.

      Our Predecessor’s cash provided by operations decreased from the year ended December 31, 2001 to the period from January 1, 2002 to December 13, 2002 by $24.5 million mainly due to the effect of black lung tax refunds received in 2001 and payments made in the period from January 1, 2002 to December 13, 2002 to exit the coal business.

      Net cash used in investing activities was $100.1 million for the year ended December 31, 2003. Cash used in investing activities includes $133.8 million for the acquisitions of Coastal Coal Company, U.S. AMCI, and Mears and capital expenditures of $27.7 million. The 2003 period includes proceeds of $65.2 million received from the sales of coal reserves and mineral interests acquired in the Pittston and Coastal Coal Company acquisitions. The investing activities of our Predecessor in 2002 and 2001 consisted primarily of capital expenditures.

      Net cash provided by financing activities was $48.8 million and $35.8 million for the year ended December 31, 2003 and the period from January 1, 2002 to December 13, 2002, respectively. In 2003, we entered into a credit facility which provided for a $45.0 million term loan and a $75.0 million revolving credit line.

      Proceeds from borrowings under this credit facility were $58.5 million in 2003. Repayments of notes payable and long-term debt totaled $45.7 million. We received $15.2 million for common stock issued and we received advances from affiliates of $20.0 million during the year ended December 31, 2003. Cash provided by financing activities of our Predecessor in the period from January 1, 2002 to December 13, 2002 consisted of advances from affiliates. Cash used by financing activities was $1.5 million for the year ended December 31, 2001 representing net repayments of notes payable.

Credit Facility and Long-term Debt

      As of September 30, 2004, our total long-term indebtedness, including capital lease obligations, consisted of the following (in thousands):

September 30,
2004

10% Senior notes due 2012	$175,000
Revolving credit facility	4,000
Variable rate term notes(1)	1,759
Capital lease obligation	2,160
Other	60

Total long-term debt	182,979
Less current portion	(1,723)

Long-term debt, net of current portion	$181,256

(1)	The term notes, which were issued in connection with equipment financing provided by The CIT Group Equipment Financing, Inc., bear interest at a variable rate of approximately 5.14% at September 30, 2004, are payable in monthly installments ranging from $14,000 to $64,000 through April 2006 and are secured by a lien on the equipment purchased with the proceeds of the notes.

      On May 18, 2004, our subsidiaries Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp. issued $175.0 million of 10% senior notes due June 2012 in a private placement offering under Rule 144A of the Securities Act of 1933, resulting in net proceeds of approximately $171.5 million after fees and other offering costs. The senior notes are unsecured but are guaranteed fully and unconditionally on a joint and several basis by all of Alpha Natural Resources, LLC’s wholly-owned domestic restricted subsidiaries. Interest is payable semi-annually in June and December.

      On May 28, 2004, Alpha Natural Resources, LLC entered into a credit facility with a group of lending institutions. The credit facility provides for a revolving line of credit of up to $125.0 million and a funded letter of credit facility of up to $50.0 million. As of September 30, 2004, $4.0 million principal amount in borrowings and letters of credit totaling $0.4 million were outstanding under the revolving line of credit, leaving $120.6 million available for borrowing on the line of credit. As of September 30, 2004, the funded letter of credit facility was fully utilized at $50.0 million at an annual fee of 3.1% of the outstanding amount. Amounts drawn under the revolver bear interest at a variable rate based upon either the prime rate or a London Interbank Offered Rate (LIBOR), in each case plus a spread that is dependent on our leverage ratio. The interest rate applicable to our borrowings under the revolver was 4.57% as of September 30, 2004. The principal balance of the revolving credit note is due in May 2009. ANR Holdings and each of the subsidiaries of Alpha Natural Resources, LLC have guaranteed Alpha Natural Resources LLC’s obligations under the revolving credit facility. The obligations of ANR Holdings, Alpha Natural Resources, LLC and its subsidiaries under the credit facility are collateralized by the assets of the subsidiaries of those entities. We must pay an annual commitment fee up to a maximum of 1/2 of 1% of the unused portion of the commitment. We were in compliance with our debt covenants under the credit facility as of September 30, 2004.

      The credit facility and the indenture governing the senior notes each impose certain restrictions on us, including restrictions on our ability to: incur debt; grant liens; enter into agreements with negative pledge clauses; provide guarantees in respect of obligations of any other person; pay dividends and make other distributions; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; change our fiscal year; amend certain debt and other material agreements; issue and sell capital stock of subsidiaries; engage in sale and leaseback transactions; and restrict distributions from subsidiaries. In addition, the credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios.

      At September 30, 2004, we had $50.5 million in letters of credit outstanding, of which $50.0 million are supported by our $50.0 million funded letter of credit facility, $0.4 million is supported by the revolving line of credit under our credit facility and $0.1 million is supported by a cash deposit. We have a contingent liability for these letters of credit. We paid $9.4 million in interest on our senior notes on December 1, 2004, the first interest payment date on the notes, of which $6.5 million of interest had accrued as of September 30, 2004.

      As a regular part of our business, we review opportunities for, and engage in discussions and negotiations concerning, the acquisition of coal mining assets and interests in coal mining companies, and acquisitions of, or combinations with, coal mining companies. When we believe that these opportunities are consistent with our growth plans and our acquisition criteria, we will make bids or proposals and/or enter into letters of intent and other similar agreements, which may be binding or nonbinding, that are customarily subject to a variety of conditions and usually permit us to terminate the discussions and any related agreement if, among other things, we are not satisfied with the results of our due diligence investigation. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. There can be no assurance that additional financing will be available on terms acceptable to us, or at all.

Analysis of Material Debt Covenants

      We were in compliance with all covenants under our credit facility and the indenture governing our senior notes as of September 30, 2004.

      The financial covenants in our credit facility require, among other things, that:

•	Alpha Natural Resources, LLC must maintain a leverage ratio, defined as the ratio of total debt to adjusted EBITDA (as defined in the credit agreement), of less than 3.85 at September 30, 2004, declining to 3.75 at December 31, 2004, 3.50 at March 31 and June 30, 2005, 3.25 at September 30 and December 31, 2005, 3.15 at March 31, June 30, September 30 and December 31, 2006 and 3.00 at March 31, 2007 (and thereafter), respectively, with adjusted EBITDA being computed using the most recent four quarters; and

•	Alpha Natural Resources, LLC must maintain an interest coverage ratio, defined as the ratio of adjusted EBITDA (as defined in the credit agreement), to cash interest expense (defined as the sum of cash interest expense plus cash letter of credit fees and commissions), of greater than 2.50 at September 30, 2004 and at each quarter end thereafter.

      Based upon adjusted EBITDA (as defined in the credit agreement), Alpha Natural Resources, LLC’s leverage ratio and interest coverage ratio for the twelve months ended September 30, 2004 were 1.5 (maximum of 3.85) and 6.1 (minimum of 2.50), respectively. Although we have not completed the preparation of our financial statements as of and for the year ended December 31, 2004, we believe that Alpha Natural Resources, LLC maintained the leverage and interest coverage ratios specified in, and were in compliance with, the credit facility as of December 31, 2004.

      Adjusted EBITDA, as defined in the credit agreement, is used to determine compliance with many of the covenants under the credit facility. The breach of covenants in the credit facility that are tied to ratios based on adjusted EBITDA could result in a default under the credit facility and the lenders could elect to declare all amounts borrowed due and payable. Any acceleration would also result in a default under our indenture.

      Because the covenants in our credit facility relate to Alpha Natural Resources, LLC, EBITDA as presented in the table below reflects adjustments for minority interest necessary to reconcile our net income to Alpha Natural Resources, LLC’s EBITDA. Adjusted EBITDA is defined as EBITDA further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenant compliance under our credit facility, as shown in the table below. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants. Our credit facility deems adjusted EBITDA to be equal to $19.0 million for the three months ended December 31, 2003, and $16.8 million for the three months ended March 31, 2004.

	Three Months	Three Months	Twelve Months
	Ended	Ended	Ended
	June 30,	September 30,	September 30,
	2004	2004	2004(5)

	(In thousands)
Net income	$12,088	$5,342	$
Interest expense, net	6,711	5,449
Income tax expense	3,022	1,335
Depreciation, depletion and amortization expenses	13,111	14,312

EBITDA	34,932	26,438
Minority interest(1)	12,872	5,688
Asset impairment charge(2)	—	5,100

Adjusted EBITDA	$47,804	$37,226		$120,830	(3)

Leverage ratio(3)				1.5	x
Interest coverage ratio(4)				6.1	x

(1)	Because our credit facility and our senior notes are issued by our subsidiaries, we are required to adjust our EBITDA for our minority interest which does not exist at the subsidiary level.

(2)	We are required to adjust EBITDA under our credit facility for the asset impairment charge related to our NKC operations.

(3)	Leverage ratio is defined in our credit facility as total debt divided by adjusted EBITDA.

(4)	Interest coverage ratio is defined in our credit facility as adjusted EBITDA divided by cash interest expense.

(5)	We are unable to show the individual components of adjusted EBITDA for the twelve months ended September 30, 2004, because our credit facility deems adjusted EBITDA to be equal to $19.0 million for the three months ended December 31, 2003, and $16.8 million for the three months ended March 31, 2004.

Contractual Obligations

      At September 30, 2004, we had contractual commitments for equipment purchases of $21.8 million and a contractual commitment for improvements to a preparation plant for which the remaining payment was $0.7 million. The following is a summary of our significant contractual obligations as of September 30, 2004 (in thousands):

	2004	2005-2006	2007-2008	After 2008	Total

Long-term debt and capital leases (1)	$470	$2,414	$816	$179,279	$182,979
Equipment purchases and plant improvements	732	21,800	—	—	22,532
Operating leases	1,127	8,353	3,109	338	12,927
Minimum royalties	1,643	17,743	15,503	32,309	67,198
Coal purchases	113,560	296,264	10,020	—	419,844
Coal contract buyout	170	1,360	1,360	1,247	4,137

Total	$117,702	$347,934	$30,808	$213,173	$709,617

(1)	Long-term debt and capital leases include principal amounts due in the years shown. Interest payable on these obligations, assuming a rate of 4.57% on our variable rate loan, would be approximately $4.5 million in 2004, $35.8 million in 2005 to 2006, $35.5 million in 2007 to 2008, and $59.8 million after 2008.

     Borrowings under our credit facility will be subject to mandatory prepayment (1) with 100% of the net cash proceeds received from asset sales or other dispositions of property by ANR Holdings and its subsidiaries (including insurance and other condemnation proceedings), subject to certain exceptions and reinvestment provisions, (2) with 100% of the net cash proceeds received by ANR Holdings and its subsidiaries from the issuance of debt securities or other incurrence of debt, excluding certain indebtedness, and (3) 50% (or 25%, if our leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.00, or 0% if our leverage ratio is less than or equal to 1.00) of the net cash proceeds of equity issuances of ANR Holdings and its subsidiaries.

      Additionally, we have long-term liabilities relating to mine reclamation and end-of-mine closure costs, and all of our operating and management-services subsidiaries have long-term liabilities relating to retiree health care (post-retirement benefits).

Off-Balance Sheet Arrangements

      In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in our combined balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

      From time to time, we provide guarantees to financial institutions to facilitate the acquisition of mining equipment by third parties who mine coal for us. This arrangement is beneficial to us because it helps insure a continuing source of coal production.

      Federal and state laws require us to secure payment of certain long-term obligations such as mine closure and reclamation costs, federal and state workers’ compensation, coal leases and other obligations. We typically secure these payment obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive for us than the alternative of posting a 100% cash bond or a bank letter of credit, either of which would require a greater use of our credit facility. We then use bank letters of credit to secure our surety bonding obligations as a lower cost alternative than securing those bonds with cash. Under our $125.0 million committed bonding facility, we are required to provide bank letters of credit in an amount up to 50% of the aggregate bond liability. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable to us. To the extent that surety bonds become unavailable, we would seek to secure our reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral.

      As of September 30, 2004, we had outstanding surety bonds with third parties for post-mining reclamation totaling $89.0 million plus $7.8 million for miscellaneous purposes. We maintained letters of credit as of September 30, 2004 totaling $50.5 million to secure reclamation and other obligations.

      In connection with our acquisition of Coastal Coal Company, the seller, El Paso CGP Company, has agreed to retain and indemnify us for all workers’ compensation and black lung claims incurred prior to the acquisition date of January 31, 2003. The majority of this liability relates to claims in the state of West Virginia. If El Paso CGP Company fails to honor its agreement with us, then we would be liable for the payment of those claims, which are estimated to be approximately $5.4 million as of September 30, 2004 based on reported cash reserves. El Paso CGP Company has posted a bond with the state of West Virginia for approximately $3.7 million; therefore, our exposure is approximately $1.7 million for these reported claims.

Critical Accounting Estimates and Assumptions

      Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GAAP require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

      Reclamation. Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. We account for the costs of our reclamation activities in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon third-party costs. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. In accordance with the provisions of SFAS No. 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each is discussed further below:

•	Discount Rate. SFAS No. 143 required that asset retirement obligations be recorded at fair value. In accordance with the provisions of SFAS No. 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

•	Third-Party Margin. SFAS No. 143 requires the measurement of an obligation to be based upon the amount a third-party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, a third-party margin was added to the estimated costs of these activities. This margin was estimated based upon our historical experience with contractors performing certain types of reclamation activities. The inclusion of this margin will result in a recorded obligation that is greater than our estimates of our cost to perform the reclamation activities. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a gain at the time that reclamation work is completed.

      On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At September 30, 2004, we had recorded asset retirement obligation liabilities of $40.6 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, as of September 30, 2004, we estimate that the aggregate undiscounted cost of final mine closure is approximately $60.4 million.

      Coal Reserves. There are numerous uncertainties inherent in estimating quantities of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our internal engineers and geologists and reviewed by a third party consultant. Some of the factors and assumptions that impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

      Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material.

      Postretirement Medical Benefits. Three of our subsidiaries have long-term liabilities for postretirement benefit cost obligations. Detailed information related to these liabilities is included in the notes to our combined financial statements included elsewhere in this prospectus. Liabilities for postretirement benefit costs are not funded. The liability is actuarially determined, and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for postretirement benefit costs. The discount rate assumption reflects the rates available on high quality fixed income debt instruments. The discount rate used to determine the net periodic benefit cost for postretirement benefits other than pensions was 6.25% for the nine months ended September 30, 2004 and 6.75% for the year ended December 31, 2003. We make assumptions related to future trends for medical care costs in the estimates of retiree health care and work-related injury and illness obligations. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Moreover, regulatory changes could increase our requirement to satisfy these or additional obligations.

      Effective July 1, 2004, we began offering postretirement medical benefits to active, union-free employees that will pay benefits equal to $20 per month per year of service for pre-65 year-old retirees, and $9 per month per year of service for post-65-year old retirees. This new plan resulted in prior service cost of $27.1 million which will be amortized over the remaining service lives of the union-free employees. This amortization of prior service cost is expected to be approximately $2.8 million per year.

      Workers’ Compensation. Workers’ compensation is a system by which individuals who sustain personal injuries due to job-related accidents are compensated for their disabilities, medical costs, and on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who suffer fatal injuries receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee who is injured in the course of employment. Our operations are covered through a combination of a self-insurance program, participation in a state run program, and an insurance policy. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.

      Coal Workers’ Pneumoconiosis. We are responsible under various federal statutes, including the Coal Mine Health and Safety Act of 1969, and various states’ statutes, for the payment of medical and disability benefits to eligible employees resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). Our operations are covered through a combination of a self-insurance program, in which we are a participant in a state run program, and an insurance policy. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.

      Income Taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record a change to the valuation allowance through income tax expense in the period the determination is made.

Quantitative and Qualitative Disclosures About Market Risk

      In addition to risks inherent in operations, we are exposed to market risks. The following discussion provides additional detail regarding our exposure to the risks of changing coal prices, interest rates and customer credit.

      We are exposed to market price risk in the normal course of selling coal. As of January 10, 2005, approximately 4% and 49% of our estimated 2005 and 2006 tonnage, respectively, was uncommitted. We have increased the proportion of our planned future production in 2005 and 2006 for which we have contracts to sell coal, which has the effect of lessening our market price risk.

      All of our borrowings under the revolving credit facility are at a variable rate, so we are exposed to rising interest rates in the United States. A one percentage point increase in interest rates would result in an annualized increase to interest expense of less than $0.1 million based on our variable rate borrowings as of September 30, 2004.

      Our concentration of credit risk is substantially with electric utilities, producers of steel and foreign customers. Our policy is to independently evaluate a customer’s creditworthiness prior to entering into transactions and to constantly monitor the credit extended.

Discussion of Seasonality Impacts on Operations

      Our sales to certain customers are curtailed during the winter months due to weather conditions. During those months, our operations build coal inventory that negatively impacts our profits and cash flow in the first quarter.

THE COAL INDUSTRY

      Coal is a major contributor to the world energy supply. In 2003, coal represented approximately 26% of the world’s primary energy consumption and was also the fastest growing energy source in the world, according to BP Statistical Review. The primary use for coal is to fuel electric power generation. In 2003, coal generated 53% of the electricity produced in the United States, according to the EIA.

      The United States is the second largest coal producer in the world, exceeded only by China, according to BP Statistical Review. Other leading coal producers include Australia, India, South Africa and Russia. According to BP Statistical Review, the United States is the largest holder of coal reserves in the world, with over 250 years of supply at current production rates. U.S. coal reserves are more plentiful than oil or natural gas, with coal representing approximately 93% of the nation’s fossil fuel reserves on a Btu-comparable basis according to data collected by BP Statistical Review.

U.S. Coal Production Regions

      According to the EIA, U.S. coal production has increased by 79% during the last 30 years. In 2003, total U.S. coal production, according to the EIA, was 1.07 billion tons. The Powder River Basin accounted for 37% of the total volume of U.S. coal production in 2003, with Central Appalachia accounting for 21%, the Midwest accounting for 14%, the West (other than the Powder River Basin) accounting for 14%, Northern Appalachia accounting for 12% and Southern Appalachia accounting for 2%, according to Platts. Almost all of our coal production comes from the Central and Northern Appalachian regions.

      Central Appalachia, including eastern Kentucky, Virginia and southern West Virginia, is the second largest coal producing region in the United States (21% of 2003 production). Coal from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound and a low sulfur content ranging from 0.7% to 1.5%. From 2000 to 2003, according to Platts, the Central Appalachian region experienced a decline in production from 263 million tons to 228 million tons, or a 13% decline, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production, which was partially offset by production increases in Southern West Virginia due to the expansion of more economically attractive surface mines. The EIA estimates that Central Appalachian operators marketed approximately 52% of their 2003 coal sales directly to electric generators, principally in the southeastern U.S., 25% to coal synfuel plants that further process the coal for sale to electric generators and industrial end-users, and the remainder primarily to steel producers in the U.S. and internationally. Central Appalachia is the primary source of U.S. coal exports. We operate or have the right to receive production from 42 mines in this region producing primarily high Btu, low sulfur steam and metallurgical coal.

      Northern Appalachia, including Maryland, Ohio, Pennsylvania and northern West Virginia, is the other major coal producing region in the eastern U.S. (12% of 2003 U.S. production). Coal from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound with typical sulfur content ranging from 1.0% to 4.5%. From 2000 to 2003, according to Platts, the Northern Appalachian region experienced a decline in production from 140 million tons to 126 million tons, or a 10% decline, primarily as a result of production problems at longwall mining operations in southern Pennsylvania and northern West Virginia. Northern Appalachian operators market the vast majority of their coal to electric generators. Despite its sulfur content, which is considered medium sulfur coal, coal from Northern Appalachia is generally considered attractive to electricity generators because of its high average heat content of approximately 13,000 Btus per pound. We operate or have the right to receive production from 21 mines in this region producing primarily steam and metallurgical coal with a sulfur content of greater than 1.5% that has an average heat content of approximately 12,350 Btus per pound.

      The Four Corners, including southeastern Colorado, northwestern New Mexico, northeastern Arizona and southwestern Utah, is a minor producing region in the western U.S. Coal from this region generally has a low heat content of between 9,000 and 10,000 Btus per pound and a low sulfur content ranging from 0.75% to 1.0%. Four Corners operators market the majority of their coal to electric generators, principally in the Four Corners region, and industrial customers. We operate one mine in this region producing low sulfur steam coal for industrial customers that has an average heat content greater than 12,500 Btus per pound.

      We do not currently operate any mines in the Powder River Basin, the Midwest region or Southern Appalachia.

Demand for U.S. Coal Production

      Coal produced in the United States is primarily consumed domestically by utilities to generate electricity, by steel companies to produce coke for use in blast furnaces, and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. According to the EIA, 98% of coal consumed in the United States in 2003 was from domestic production sources. Coal produced in the United States is also exported, primarily from east coast terminals. The breakdown of 2003 U.S. coal consumption by end user, as estimated by the EIA, is as follows:

End Use	Tons	% of Total

	(In millions)
Electrical generation	1,000.6	88%
Industrial, residential & commercial	65.6	6%
Steel making	24.2	2%

Total domestic(1)	1,090.4	96%
Exports	43.0	4%

Total	1,133.4	100%

(1)	Includes consumption of 25.0 million tons of coal imported into the United States in 2003.

      As reflected in the above table, the dominant use for coal in the United States is for electricity generation. Coal used as fuel to generate electricity and for use by industrial consumers is commonly referred to as “steam coal,” and it accounted for approximately 63% of our coal sales volume during the first nine months of 2004. Coal has long been favored as an electricity generating fuel by regulated utilities because of its low cost compared to other fuels. The largest cost component in electricity generation is fuel. This fuel cost is typically lower for coal than competing hydrocarbon-based fuels such as oil and natural gas on a Btu-comparable basis. Platts has recently estimated the average total production costs of electricity, using coal and competing generation alternatives in the first five months of 2004 as follows:

Cost per
Megawatt
Electrical Generation Type	Hour

Natural Gas	$57.48
Oil	51.35
Coal	18.30
Nuclear	17.01
Hydroelectric	5.35

      According to Platts, excluding hydroelectric plants, 21 of the 25 lowest operating cost utility power plants in the United States during 2003 were primarily fueled by coal. Factors other than fuel cost that influence each utility’s choice of the type of electricity generation include, among others, facility construction cost, access to fuel transportation infrastructure and environmental restrictions. The breakdown of U.S. electricity generation by fuel source in 2003, according to EIA, is as follows:

% of Total
Electricity
Electricity Generation Source	Generation

Coal	53%
Nuclear	21%
Natural Gas	15%
Hydro	7%
Oil and Other	4%

Total	100%

      The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet “base load” requirements, which are the minimum amounts of electric power delivered or required over a given period of time at a steady rate, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth as measured by Gross Domestic Product. Based on estimates compiled by the EIA, coal consumption is expected to grow 1.7% per year until 2025.

      The other major market for our coal is the steel industry. The type of coal used in steel making is referred to as “metallurgical coal,” and it accounted for approximately 37% of our coal sales volume during the first nine months of 2004. When making steel in an integrated steel mill, two of the key raw ingredients are iron ore and coke. Coke is the substance formed when metallurgical coal is heated in a coking oven to a very high temperature in the absence of air. In the blast furnace of an integrated steel mill, coke is primarily used to (i) generate the heat required to convert iron ore into molten iron; (ii) generate the reducing gas necessary to chemically convert iron oxides into hot metal; and (iii) create a permeable bed to allow the molten iron to drip down and the reducing gases to rise up. Generally, 1.5 tons of metallurgical coal produces approximately 1 ton of coke, which in turn is needed to produce approximately 2 tons of steel.

      Blast furnaces are designed to use specific grades of cokes, and as a result, coking ovens are designed to use metallurgical coals with specific qualities. Metallurgical coal is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btus), and therefore can alternatively be used by utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the opportunity to select the market that provides maximum revenue. The premium price offered for metallurgical coal by steel makers for its coke-making attributes is typically higher than the price offered by utility coal buyers that typically value only the heat and sulfur content of steam coal. U.S. metallurgical coal reserves are predominately concentrated in the Central Appalachian region. The EIA estimates that the Central Appalachian region supplied 77% of U.S. export metallurgical coal during 2003.

      In the first nine months of 2004, approximately 3.4% of our coal sales were made to industrial consumers, all of which was steam coal. Industrial users of coal typically purchase high Btu products with the same type of quality focus as utility coal buyers. The primary goal is to maximize heat content, with other specifications like ash content, sulfur content, and size varying considerably among different customers. Because most industrial coal consumers use considerably less tonnage than electric generating stations, they typically prefer to purchase coal that is screened and sized to specifications that streamline coal handling processes. Due to the more stringent size and quality specifications, industrial customers often pay a premium above utility coal pricing.

      Coal produced in the United States that is shipped for North American consumption is typically sold at the mine loading facility with transportation costs being borne by the purchaser. Offshore export shipments are normally sold at the ship-loading terminal, with the producer paying for the transportation costs to the port and the purchaser paying the ocean freight.

      While delivery to coal consumers often involves more than one mode of transportation, according to the EIA, approximately two-thirds of U.S. coal production is shipped via railroads. In addition, coal is also shipped via trucks, barges, overland conveyors, and ocean vessels loaded at export terminals.

      The United States ranked seventh among worldwide exporters of coal in 2003, according to estimates by the World Coal Institute. Australia was the largest exporter, with other major exporters including China, Indonesia, South Africa, Russia and Colombia. According to the EIA, the United States continues to be a swing supplier of coal in the world market. The EIA’s most recent estimates indicate that U.S. exports in 2003 decreased by over 40% since 1994 as a result of increased international competition, the U.S. dollar’s strength over time in comparison to foreign currencies and the depletion of reserves in regions of the United States that have traditionally sold into the export market. According to the EIA, the United States exported 43 million tons of coal in 2003, of which 49% was used for electricity generation and 51% was used for steel making. U.S. coal exports were shipped to more than 25 countries in 2003. According to the EIA, the largest purchaser of both exported steam coal and exported metallurgical coal from the United States in 2003 was Canada, which imported 17 million tons, or 82%, of total steam coal exports and 4 million tons, or 16%, of total metallurgical coal exports.

Industry Trends

      In recent years, the U.S. coal industry has experienced several significant trends including:

      Growth in Coal Consumption. According to the EIA, from 1990 to 2003 coal consumption in the United States increased from 904 million tons to 1,090 million tons, or 21%. The largest driver of increased coal consumption during this period was increased demand for electricity, as electricity production by domestic electric power producers increased 27% and coal consumption by electric power producers increased 28%. As coal remains one of the lowest cost fuel sources for domestic electric power producers, we believe coal consumption should continue to expand as demand for electricity continues to increase.

      Increased Utilization of Excess Capacity at Existing Coal-Fired Power Plants. We believe that existing coal-fired plants will supply much of the near-term projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. In 2003, the estimated average utilization of the existing coal-fired power plant fleet was 71%, significantly below the estimated potential utilization rate of 85%. If U.S. coal fueled plants operate at utilization rates of 85%, we believe they would consume approximately 200 million additional tons of coal per year, which represents an increase of approximately 18% over current coal consumption. In comparison, in 2003, the average utilization of the existing nuclear-fired power plant fleet was estimated by Platts to be 89%.

      Construction of New Coal-Fired Power Plants. The NETL projects that 112,000 megawatts of new coal-fired electric generation capacity will be constructed by 2025. The NETL has identified 106 coal-fired plants, representing 65,000 megawatts of electric generation capacity, which have been proposed and are currently in various stages of development. The DOE projects that 59 of these proposed coal-fired plants, representing 38,000 megawatts of electric generation capacity, will be completed and begin consuming coal to produce electricity by the end of 2010.

      Industry Consolidation. The U.S. coal industry has experienced significant consolidation over the last 15 years. In 2003, the five largest coal producers controlled over 47% of coal produced in the United States, compared to just 35% in 1995 and 22% in 1990, according to Platts. Weaker coal prices in the late 1990s forced many smaller operators to sell or shut down their operations. In addition, a number of large international oil and gas companies decided to exit the domestic coal industry. Despite increased consolidation, the industry still remains relatively fragmented with more than 675 coal producers in the United States in 2003, according to Platts.

      Increasingly Stringent Air Quality Laws. The coal industry has witnessed a shift in demand to low sulfur coal production driven by regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. In 1995, Phase I of the Clean Air Act’s Acid Rain regulations required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Sulfur dioxide and other emissions may be restricted even further by some currently proposed laws and regulations. Currently, electric power generators operating coal-fired plants can comply with these requirements by:

•	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

•	installing pollution control devices, such as scrubbers, that reduce the emissions from high sulfur coal;

•	reducing electricity generating levels; or

•	purchasing or trading emission credits to allow them to comply with the sulfur dioxide emission compliance requirements.

      Additional current and proposed air emission requirements are discussed in “Environmental and Other Regulatory Matters.”

Recent Coal Market Conditions

      According to traded coal indices and reference prices, U.S. and international coal demand is currently at high levels, and coal pricing has increased year-over-year in each of our coal production markets. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the most recent estimate of 3.9% real GDP growth in the third quarter of 2004, as reported by the Bureau of Economic Analysis;

•	relatively low customer stockpiles, estimated by the U.S. Energy Information Administration (“EIA”) to be approximately 113 million tons at the end of September 2004, down 13% from the same period in the prior year;

•	declining coal production in Central Appalachia, including a decline of 0.6% in Central Appalachian coal production volume during the first three quarters of 2004 as compared to the same period in 2003;

•	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 88.4% in 2003, up from 70.5% in 1993, as estimated by the EIA;

•	high current and forward prices for natural gas and oil, the primary fuels for electricity generation, with spot prices as of January 24, 2005 for natural gas and heating oil at $6.42 per million Btu and $1.41 per gallon, respectively, as reported by Bloomberg L.P.; and

•	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

      Steam Coal Pricing. U.S. spot steam coal prices have experienced significant volatility over the past few years. Starting in late 2000 and continuing through mid-2001, U.S. spot steam coal prices began to rise as a result of reduced supply, higher demand from utility and industrial consumers, and rising natural gas and oil prices. Beginning in the middle of 2001, U.S. spot steam coal prices declined due to the weakening domestic economy, higher utility consumer inventories and increases in supply as the coal production market reacted to the stronger prices during the late 2000/early 2001 period. Spot prices for U.S. steam coal remained relatively low through the end of 2001 and during all of 2002.

      U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes the percentage increase in year-over-year average reference prices for coal as of January 24, 2005, according to Platts, in the regions where we produce our coal, and the percentage of our produced and processed coal sales during the first nine months of 2004 by region:

		Percentage of Produced and
	Increase in Average	Processed Coal Sales in
	Reference Prices	First Nine Months of 2004

Central Appalachia	57%	71%
Northern Appalachia	76%	27%
Colorado	36%	2%

      The following chart sets forth historical steam coal prices in various U.S. markets computed on an average monthly basis for the period from January 1, 1999 to January 24, 2005.

      Metallurgical Coal Pricing. Metallurgical coal prices in both the domestic and seaborne export markets have increased significantly over the past two years due to tight supply and strong global steel production. The price increase in the U.S. metallurgical coal market is due in part to improved stability in the U.S. steel industry, which has increased domestic demand for metallurgical coal. The U.S. flat-rolled steel industry has experienced several mergers and acquisitions involving a number of companies emerging from, and assets sold out of, Chapter 11 bankruptcy protection. Many of the companies or assets previously in Chapter 11 have reduced or eliminated certain of their costs and obligations associated with their steel operations, including environmental, employee and retiree benefit and other obligations. This reduction in industry liabilities, together with the recent weakening of the U.S. dollar, has helped U.S. steel companies become more competitive with foreign steel producers. The price increase in the U.S. metallurgical coal market has also been supported by tightening supply, due to operating disruptions that have reduced production at several U.S. metallurgical coal mines.

      Prices for U.S. metallurgical coal in foreign markets have been supported by significant increases in demand for metallurgical coal by foreign steel producers, driven by higher steel production in Asia and the Pacific Rim, particularly in China. According to the International Iron and Steel Institute, Chinese steel consumption increased 25% in 2003. Additionally, the recent weakness of the U.S. dollar has made U.S. metallurgical coal more competitive in international markets. Increased prices have also been supported by circumstances affecting the coal export industry in China and Australia, the world’s two largest coal exporters. In Australia, the world’s largest coal exporter, metallurgical coal exports have been reduced by operating disruptions at certain Australian metallurgical coal mines and capacity constraints at major Australian shipping ports. China’s contribution to the world metallurgical coal export market has been reduced by restrictions on its metallurgical coal exports announced in late 2003 in order to satisfy domestic demand. Asia-Pacific Rim consumption of metallurgical coal continues to strain supply, with an Australian producer reporting average price settlement increases of 28% for annually-priced metallurgical coal sales contracts in 2004 as compared to 2003, and a Canadian producer reporting increases in metallurgical coal sales prices in the third quarter of 2004 of 22% over the same period in 2003. The table below describes average sale prices, according to Platts, for low volatile metallurgical coal at the Hampton Roads, Virginia export terminals, through which we ship the great majority of our metallurgical coal exports and which collectively constitute the highest volume export facility for U.S. metallurgical coal production, and the percentage increase in prices year-over-year:

				Percentage
Average Sale Prices Per Ton for Low Volatile Metallurgical				Increase
Coal at Hampton Roads, Virginia Export Terminals				Year-over-Year

January 12, 2004	$71.50	January 3, 2005	$137.50	92%
October 6, 2003	$52.00	October 4, 2004	$135.00	163%
July 7, 2003	$50.45	July 5, 2004	$125.00	168%
March 31, 2003	$51.20	April 5, 2004	$135.00	161%

BUSINESS

Overview

      We are a leading Central Appalachian coal producer that also has significant operations in Northern Appalachia. Our reserves primarily consist of high Btu, low sulfur steam coal that is currently in high demand in U.S. coal markets and metallurgical coal that is currently in high demand in both U.S. and international coal markets. We produce, process and sell steam and metallurgical coal from eight regional business units supported by 44 active underground mines, 20 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky, Pennsylvania and Colorado. We are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines, allowing us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately.

      Steam coal, which is primarily purchased by large utilities and industrial customers as fuel for electricity generation, accounted for approximately 63% of our coal sales volume in the first nine months of 2004 and 73% of our 2003 pro forma coal sales volume. Metallurgical coal, which is used primarily to make coke, a key component in the steel making process, accounted for approximately 37% of our coal sales volume in the first nine months of 2004 and 27% of our 2003 pro forma coal sales volume.

      As discussed in note 22 to our combined financial statements, we have one reportable segment—coal operations—which consists of our coal extracting, processing and marketing operations, as well as our purchased coal sales function and certain other coal-related activities. Our equipment sales and repairs operations, terminal services, coal analysis services and leasing of mineral rights described below under
“—Other Operations” are not included in our coal operations segment.

History

      On December 13, 2002, the First Reserve Stockholders, who together then owned 100% of the membership interests of ANR Holdings, acquired the majority of the Virginia coal operations of our Predecessor through wholly owned subsidiaries of ANR Holdings for $62.9 million.

      On January 31, 2003, wholly owned subsidiaries of ANR Holdings acquired Coastal Coal Company for $67.8 million, and on March 11, 2003, ANR Holdings and its subsidiaries acquired the U.S. coal production and marketing operations of AMCI for $121.3 million. Of the consideration for the U.S. AMCI acquisition, $69.0 million was provided in the form of an approximate 44% membership interest in ANR Holdings issued to the owners of AMCI, which together with issuances of an approximate 1% membership interest to Madison Capital Funding LLC and Alpha Coal Management reduced the First Reserve Stockholders’ ownership interest in ANR Holdings to approximately 55%. On November 17, 2003, we acquired the assets of Mears for $38.0 million.

      On April 1, 2004, we acquired substantially all of the assets of Moravian Run Reclamation Co., Inc. for five thousand dollars in cash and the assumption by us of certain liabilities, including four active surface mines and two additional surface mines under development, operating in close proximity to and serving many of the same customers as our AMFIRE business unit located in Pennsylvania. On May 10, 2004, we acquired a coal preparation plant and railroad loading facility located in Portage, Pennsylvania and related equipment and coal inventory from Cooney Bros. Coal Company for $2.5 million in cash and an adjacent coal refuse disposal site from a Cooney family trust for $0.3 million in cash. On October 13, 2004, our AMFIRE business unit entered into a coal mining lease with Pristine Resources, Inc., a subsidiary of International Steel Group Inc., for the right to deep mine a substantial area of the Upper Freeport Seam in Pennsylvania.

Competitive Strengths

      We believe that the combination of the following competitive strengths distinguishes us from our competitors.

      We provide a comprehensive range of steam and metallurgical coal products that are in high demand. Our reserves enable us to provide customers with coal products that are in high demand—including high Btu, low sulfur steam coal, and low, medium and high volatile metallurgical coal. Steam coal customers value high Btu coal because it fuels electricity generation more efficiently than lower energy content coal. In addition, the demand for clean burning, low sulfur coal has grown significantly since the implementation of sulfur emission restrictions mandated by the Clean Air Act. Metallurgical coal customers require precise coal characteristics to meet their coke production specifications and generally value low volatile metallurgical coal more highly than other categories of metallurgical coal.

      Our flexible mining operations and diversified asset base allow us to manage costs while capitalizing on market opportunities. Our 64 active mines, 11 preparation plants and eight regional business units are supported by flexible and cost-effective use of our mining equipment and personnel. Our underground mines use the room and pillar mining method with continuous mining equipment, and our surface mines principally use trucks, loaders and dozers. This equipment is interchangeable and can be redirected easily at a relatively low cost, providing us more flexibility to respond to changing geologic, operating and market conditions. The diversity of our portfolio of mines and preparation plants allows us to move resources between existing or new operations to pursue the most attractive market opportunities available to us. This diversity also limits our mine concentration risk, as the mine that produced the greatest amount of our coal contributed only approximately 10% of our production during the first nine months of 2004.

      Our ability to provide customized product offerings creates valuable market opportunities, strengthens our customer relationships and improves profitability. We have a “customer-focused” marketing strategy that, combined with our comprehensive range of coal product offerings and established marketing network, enables us to customize our coal deliveries to a customer’s precise needs and specifications. The products we sell to our customers will often be a blend of internally produced coal and coal we have purchased from third parties, in contrast to the more traditional approach of only offering coal produced from captive mines. Our blending capabilities give us a competitive advantage in product source and composition. We use spot market coal to optimize the mix delivered to our customers and to maximize the profitability of each of our contracts. We believe our commitment to providing high quality coal products designed to our customers’ specifications enables us to maintain strong customer relationships while maximizing the value of our coal reserves.

      Our primary operating focus is the Appalachian region, the region with the most producer-favorable coal supply and demand dynamics in the United States. Our operations are focused on Central and Northern Appalachia, which accounted for 70% and 27%, respectively, of the coal produced from our mines during the first nine months of 2004. The Appalachian region has produced declining supplies of coal in recent years while regional demand, already the highest in the United States based on tons consumed, is expected to increase due to growth in regional demand for electricity. We believe these trends in Appalachian coal supply and demand, the high quality of Appalachian coal and the lower transportation costs that result from the proximity of Appalachian producers and customers create favorable pricing dynamics that provide us with an advantage over producers from other regions. According to Platts, year-over-year reference prices at January 24, 2005 for Central and Northern Appalachian coal were 57% and 76% higher, respectively.

      Our Central Appalachian mining expertise provides us with significant regional growth opportunities. Our focus on the Appalachian region has allowed us to develop expertise in efficiently mining Central Appalachian reserves. Furthermore, we have developed both a good understanding of the region’s transportation infrastructure and a favorable reputation with the region’s property owners, coal industry operators and employee base.

      Our comparatively low amount of long-term reclamation and employee-related liabilities provides us with financial flexibility. We believe that our annual expenses for long-term reclamation and employee-related liabilities, such as workers’ compensation, black lung, post-retirement and pension liabilities, is among the lowest of the publicly-traded U.S. coal producers, providing us with increased financial flexibility. As of September 30, 2004, we had total accrued reclamation liabilities of $40.6 million, self-

insured workers’ compensation liabilities of $5.3 million and post-retirement obligations of $13.5 million, and we had no pension liabilities and minimal black lung liabilities. In addition, because over 90% of our approximately 2,600 employees are employed by our subsidiaries on a union-free basis and approximately 95% of our pro forma coal production during the first nine months of 2004 and in 2003 was produced from mines operated by union-free employees, we are better able to minimize the types of employee-related liabilities commonly associated with union-represented mines.

      Our management team has extensive coal industry experience and has successfully integrated a number of acquisitions. Our senior executives have, on average, more than 20 years of experience in the coal industry, largely in the Appalachian region, and they have substantial experience in increasing productivity, reducing costs, implementing our marketing strategy and coal blending capabilities, improving safety, and developing and maintaining strong customer and employee relationships. In addition to their operating strengths, the majority of our senior executives have significant experience in identifying, acquiring and integrating coal companies into existing organizations.

Business Strategy

      We believe that we are well-positioned to enhance stockholder value by continuing to implement our strategy, which consists of the following key components:

      Achieve premium pricing and optimum efficiency in contract fulfillment. We intend to continue to use our diversified operating strategy, coal blending capabilities, market knowledge and strong marketing organization to identify and capitalize on opportunities to generate premium pricing for our coal and to achieve optimum efficiency in fulfillment of coal contracts. As of January 10, 2005, we had contracts to sell 96% of our planned production for 2005 and 51% of our planned production for 2006, which we believe provides us with significant price certainty in the short-term while maintaining uncommitted planned production that allows us to take an opportunistic approach to selling our coal.

      Maximize profitability of our mining operations. We continuously reassess our reserves, mines and processing and loading facilities in an effort to determine the optimum operating configuration that maximizes our profitability, efficient use of operating assets and return on invested capital. We intend to continue to optimize the profitability of our mining operations through a series of initiatives that include:

•	increasing production levels where we determine that such increased production can be profitably achieved;

•	leveraging our product offerings, blending capabilities and marketing organization to realize higher margins from our sales;

•	deploying our resources against the most profitable opportunities available in our asset portfolio;

•	consolidating regional operations and increasing the utilization of our existing preparation plants and loading facilities;

•	maintaining our focus on safety and implementing safety measures designed to keep our workforce injury free; and

•	coordinating company-wide purchasing activities with major vendors to provide materials and supplies at lower overall cost.

      Pursue strategic value-creating acquisitions. We have successfully acquired and integrated businesses into our operations, and we intend to continue to expand our business and coal reserves through acquisitions of attractive, strategically positioned assets. Although we intend to concentrate our efforts in Appalachia, where we believe there remain attractive acquisition opportunities, we will continue to evaluate opportunities in other regions that meet our acquisition criteria. We employ what we believe is a disciplined acquisition strategy focused on acquiring coal and coal-related operations and assets at attractive valuations. Some of the factors that we consider in evaluating an acquisition candidate include:

•	the candidate’s historical and projected financial performance;

•	the quality and quantity of the candidate’s coal reserves, coal processing facilities and other coal production assets;

•	the extent to which the geographic location of the candidate’s coal reserves, processing facilities, and access to transportation links and customers provides synergistic opportunities with our existing operations and assets;

•	the existing liabilities of the candidate, and whether the acquisition can be completed in a manner that limits our assumption of the candidate’s long-term liabilities;

•	in situations where we retain existing management, the management’s experience and relationship with the local community; and

•	the experience, terms of employment and union status of the candidate’s employees and the terms of the candidate’s contracts with third-party mine and processing facility operators.

      Maintain a strong safety, labor relations and environmental record. One of our core values is protecting the health and welfare of our employees by designing and implementing high safety standards in the workplace. We also aim to preserve the positive relationship we have developed with our employees. There have been no material work stoppages at any of our facilities since we were formed in 2002 or at any of our Predecessor or acquired facilities in the past 10 years. Furthermore, we intend to continue to adhere to strict environmental and reclamation compliance standards. For example, in August 2004 we began implementing an environmental best practices system across all of our subsidiaries’ operations that involves the development of specific environmental policies and programs, advanced training of our environmental staff and management, and periodic assessments to measure the level of our environmental awareness and compliance.

Mining Methods

      We produce coal using two mining methods: underground room and pillar mining using continuous mining equipment, and surface mining, which are explained as follows:

Underground Mining. Underground mines in the United States are typically operated using one of two different methods: room and pillar mining or longwall mining. In 2003, approximately 81% of our pro forma produced and processed coal volume came from underground mining operations using the room and pillar method with continuous mining equipment. In room and pillar mining, rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face. Generally, openings are driven 20 feet wide and the pillars are generally rectangular in shape measuring 35-50 feet wide by 35-80 feet long. As mining advances, a grid-like pattern of entries and pillars is formed. Shuttle cars are used to transport coal to the conveyor belt for transport to the surface. When mining advances to the end of a panel, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned. The room and pillar method is often used to mine smaller coal blocks or thin seams, and seam recovery ranges from 35% to 70%, with higher seam recovery rates applicable where retreat mining is combined with room and pillar mining. Productivity for continuous room and pillar mining in the United States averages 3.5 tons per employee per hour, according to the EIA.

The other underground mining method commonly used in the United States is the longwall mining method, which we do not currently use at any of our mines. In longwall mining, a rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface. Our Central Appalachian reserves often include non-contiguous seams of coal that can be extracted at a lower cost using continuous mining as opposed to the more capital intensive longwall method.

Surface Mining. Surface mining is used when coal is found close to the surface. In 2003, approximately 19% of our pro forma produced and processed coal volume came from surface mines. This method involves the removal of overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life and making other improvements that have local community and environmental benefit. Overburden is typically removed at our mines using large, rubber-tired diesel loaders. Seam recovery for surface mining is typically 90% or more. Productivity depends on equipment, geological composition and mining ratios and averages 4.8 tons per employee per hour in eastern regions of the United States, according to the EIA.

Mining Operations

      We currently have eight regional business units, including two in Virginia, three in West Virginia, one in Pennsylvania, one in Kentucky and one in Colorado. As of September 30, 2004, these business units include 11 preparation plants, each of which receive, blend, process and ship coal that is produced from one or more of our 64 active mines (some of which are operated by third parties under contracts with us), using two mining methods, underground room and pillar and surface mining. Our underground mines generally consist of one or more single or dual continuous miner sections which are made up of the continuous miner, shuttle cars, roof bolters and various ancillary equipment. Our surface mines are a combination of mountain top removal, contour and auger operations using truck/loader equipment fleets along with large production tractors. Most of our preparation plants are modern heavy media plants that generally have both coarse and fine coal cleaning circuits. We employ preventive maintenance and rebuild programs to ensure that our equipment is modern and well-maintained. During the first nine months of 2004 and in 2003, most of our preparation plants also processed coal that we purchased from third party producers before reselling it to our customers. Within each regional business unit, mines have been developed at strategic locations in close proximity to our preparation plants and rail shipping facilities, with the exception of the National King Coal mine in Colorado, which does not have access to a preparation plant due to water restrictions, and therefore ships products raw. Coal is transported from our regional business units to customers by means of railroads, trucks, barge lines and ocean-going vessels from terminal facilities. The following table provides location and summary information regarding our eight regional business units and the preparation plants and active mines associated with these business units as of September 30, 2004:

Regional Business Units

							Production of
			Number and Type of				Saleable Tons
			Mines as of				(in 000’s)(1)
			September 30, 2004
							Pro	First Nine
		Preparation plant(s) as of	Under-				Forma	Months of
Regional Business Unit	Location	September 30, 2004	ground	Surface	Total	Railroad	2003	2004

Paramont	Virginia	Toms Creek	10	4	14	NS	6,186	4,456
Dickenson-Russell	Virginia	McClure River and Moss #3	7	1	8	CSX, NS	2,018	1,500
Kingwood	West Virginia	Whitetail	1	0	1	CSX	2,409	1,516
Brooks Run	West Virginia	Erbacon	3	0	3	CSX	2,274	1,541
Welch	West Virginia	Litwar, Kepler and Herndon	13	0	13	NS	2,712	1,867
AMFIRE	Pennsylvania	Clymer and Portage	6	14	20	NS	2,914	2,524
Enterprise	Kentucky	Roxana	3	1	4	CSX	1,536	1,114
National King Coal	Colorado	N/A	1	0	1	BN,UP	393	346

		Totals	44	20	64		20,442	14,864

(1)	Includes coal purchased from third party producers that was processed at our subsidiaries’ preparation plants in 2003 and the first nine months of 2004.

CSX Railroad = CSX

Norfolk Southern Railroad = NS
Burlington Northern Santa Fe Railroad = BN
Union Pacific Railroad = UP

     The coal production and processing capacity of our mines and processing plants is influenced by a number of factors including reserve availability, labor availability, environmental permit timing and preparation plant capacity. We have obtained permits for and are currently in the process of developing Deep Mine 35 in Virginia, Madison deep mine in Pennsylvania and Seven Pines surface mine and Cucumber deep mine in West Virginia. We expect to spend approximately $60.0 million developing these mines during 2005. We expect these mines to begin production at various times during 2005 and to reach full production capacity of approximately 2.8 million tons by the end of 2006, some of which is intended to replace production from contract-operated deep mines in Virginia and West Virginia that are being depleted or decommissioned.

      The following provides a brief description of our business units as of September 30, 2004.

      Paramont. Our Paramont business unit produces coal from ten underground mines using continuous miners and the room and pillar mining method. Three of the underground mines are operated by independent contractors. The coal from these underground mines is transported by truck to the Toms Creek preparation plant operated by Paramont, or the McClure River or Moss #3 preparation plants operated by Dickenson-Russell. At the preparation plant, the coal is cleaned, blended and loaded onto rail for shipment to customers. Paramont also operates four truck/loader surface mines. Two of these surface mines are operated by independent contractors. The coal produced by the surface mines is transported to one of our preparation plants or raw coal loading docks where it is blended and loaded onto rail for shipment to customers. During the first nine months of 2004, Paramont purchased approximately 60,000 tons of coal from third parties that was blended with Paramont’s coal and shipped to our customers. As of September 30, 2004, the Paramont business unit was operating at a capacity to ship approximately six million tons per year.

      Dickenson-Russell. Our Dickenson-Russell business unit produces coal from seven underground mines using continuous miners and the room and pillar mining method. Four of the underground mines are operated by independent contractors. The coal from these underground mines is transported by truck to the McClure River or Moss #3 preparation plants operated by Dickenson-Russell or the Toms Creek preparation plant operated by Paramont where it is cleaned, blended and loaded on rail for shipment to customers. The Dickenson-Russell business unit also operates a fine coal recovery dredge operation where fine coals that were previously discarded by the coal cleaning process are recovered, cleaned, and blended with other coals for sale. During the first nine months of 2004, Dickenson-Russell purchased approximately 3,000 tons of coal from third parties that was blended with Dickenson-Russell’s coal and shipped to our customers. As of September 30, 2004, the Dickenson-Russell business unit was operating at a capacity to ship approximately two million tons per year.

      Kingwood. Our Kingwood business unit produces coal from one underground mine using continuous miners and the room and pillar mining method. The Kingwood operation is staffed and operated by Kingwood employees. The coal is belted to the Whitetail preparation plant operated by Kingwood where it is cleaned and loaded onto rail for shipment to customers. The Kingwood business unit has no surface mining operations. During the first nine months of 2004, Kingwood purchased approximately 42,000 tons of coal from third parties that was blended with Kingwood’s coal and shipped to our customers. As of September 30, 2004, the Kingwood business unit was operating at a capacity to ship approximately two million tons per year.

      Brooks Run. Our Brooks Run business unit produces coal from three underground mines using continuous miners and the room and pillar mining method. All of the mining operations at the Brooks Run business unit are staffed and operated by Brooks Run employees. The coal is transported by truck to the Erbacon preparation plant operated by Brooks Run where it is cleaned, blended and loaded onto rail for shipment to customers. The Brooks Run business unit has no surface mining operations and purchased no coal from third parties in 2004. As of September 30, 2004, the Brooks Run business unit was operating at a capacity to ship approximately two million tons per year.

      Welch. Our Welch business unit produces coal from thirteen underground mines using continuous miners and the room and pillar mining method. All of the underground mining operations are operated by independent contractors. The coal is transported by truck or rail to the Litwar, Kepler or Herndon coal preparation plants operated by Welch where it is cleaned, blended and loaded onto rail for shipment to customers. The Welch business unit has no surface mining operations. During the first nine months of 2004, the Welch business unit purchased approximately 404,000 tons of coal from third parties that was blended with other coals and shipped to our customers. As of September 30, 2004, the Welch business unit was operating at a capacity to ship approximately two and one-half million tons per year.

      AMFIRE. Our AMFIRE business unit produces coal from six underground mines using continuous miners and the room and pillar mining method. All of the underground mining operations at AMFIRE are staffed and operated by AMFIRE employees. Although some of the underground coal is delivered directly by truck to the customer, the majority of the coal is transported by truck to the Clymer or Portage coal preparation plants where it is cleaned, blended and loaded onto rail for shipment to customers. AMFIRE also operates fourteen truck/loader surface mines. Six of the surface mines are operated by independent contractors. Although some of the surface coal is delivered directly by truck to the customer, the majority of the coal is transported to the Clymer or Portage coal preparation plants or raw coal loading docks where it is blended and loaded onto rail for shipment to customers. During the first nine months of 2004, AMFIRE purchased approximately 123,000 tons of coal from third parties that was blended with AMFIRE’s coal and shipped to our customers. As of September 30, 2004, the AMFIRE business unit was operating at a capacity to ship approximately three and one-half million tons per year.

      Enterprise. Our Enterprise business unit produces coal from three underground mines using continuous miners and the room and pillar mining method. All of the underground mining operations at Enterprise are staffed and operated by Enterprise employees. The coal from these underground mines is transported by truck to the Roxana coal preparation plant operated by Enterprise where it is cleaned, blended and loaded onto rail for shipment to customers. Enterprise also has one truck/loader surface mine which is operated by an independent contractor. The coal produced by the surface mine is transported to the Roxana preparation plant where it is blended and loaded onto rail for shipment to customers. During the first nine months of 2004, Enterprise purchased approximately 41,000 tons of coal from third parties that was blended with Enterprise’s coal and shipped to our customers. As of September 30. 2004, the Enterprise business was operating at a capacity to ship approximately one and one-half million tons per year.

      National King Coal. Our National King Coal business unit produces coal from one underground mine utilizing a continuous miner and the room and pillar mining method. All of the underground mining operations at National King Coal are staffed and operated by National King Coal employees. The coal is transported to a rail head by truck where it is loaded on rail and sold on a raw basis. The National King Coal business unit has no surface mining operations. As of September 30, 2004, the National King Coal business unit was operating at a capacity to ship approximately 450,000 tons per year.

Coal Characteristics

      In general, coal of all geological compositions is characterized by end use as either steam coal or metallurgical coal. Heat value, sulfur and ash content, and volatility in the case of metallurgical coal, are the most important variables in the profitable marketing and transportation of coal. These characteristics determine the best end use of a particular type of coal. We mine, process, market and transport bituminous coal, characteristics of which are described below.

      Heat Value. The heat value of coal is commonly measured in British thermal units, or “Btus.” A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. All of our coal is bituminous coal, a “soft” black coal with a heat content that ranges from 9,500 to 15,000 Btus per pound. This coal is located primarily in Appalachia, Arizona, the Midwest, Colorado and Utah and is the type most commonly used for electric power generation in the United States. Bituminous coal is also used for metallurgical and industrial steam purposes. Of our 514.5 million tons of proven and probable reserves, approximately 94% has a heat content above 12,500 Btus per pound.

      Sulfur Content. Sulfur content can vary from seam to seam and sometimes within each seam. When coal is burned, it produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Low sulfur coals are coals which include a sulfur content of 1.5% or less. Demand for low sulfur coal has increased, and is expected to continue to increase, as generators of electricity strive to reduce sulfur dioxide emissions to comply with increasingly stringent emission standards in environmental laws and regulations. Approximately 89% of our proven and probable reserves are low sulfur coal.

      High sulfur coal can be burned in plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by 50% to 90%. Plants without scrubbers can burn high sulfur coal by blending it with lower sulfur coal or by purchasing emission allowances on the open market, allowing the user to emit a predetermined amount of sulfur dioxide. Some older coal-fired plants have been retrofitted with scrubbers, although most have shifted to lower sulfur coals as their principal strategy for complying with Phase II of the Clean Air Act’s Acid Rain regulations. We expect that any new coal-fired generation plant built in the United States will use clean coal-burning technology.

      Ash & Moisture Content. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because electric generating plants must handle and dispose of ash following combustion. The absence of ash is also important to the process by which metallurgical coal is transformed into coke for use in steel production. Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport. Moisture content in coal, as sold, can range from approximately 5% to 30% of the coal’s weight.

      Volatility. Volatile matter is the percentage of coal that turns to gases when it is transformed into coke. The volatility of metallurgical coal determines the percentage of feed coal that actually becomes coke, known as coke yield. The lower the volatile matter, the higher the coke yield. Volatile matter is measured on a dry mineral matter-free-basis. On this basis, metallurgical coal is typically classified as low volatile coal (14-22%), medium volatile coal (22-31%) or high volatile coal (31% or greater). All other metallurgical characteristics being equal, low volatile metallurgical coal is the most highly valued type of metallurgical coal. We produce all three types of metallurgical coal, and we estimate that, on a pro forma basis, we produced or processed approximately 30% of the low volatile metallurgical coal consumed by U.S. and Canadian integrated steel companies and merchant coke producers in 2003.

Coal Reserves

      “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. “Proven (Measured) Reserves” are defined by SEC Industry Guide 7 as reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. “Probable reserves” are defined by SEC Industry Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

      In August 2004, we asked Marshall Miller & Associates, Inc. (“MM&A”) to prepare a detailed study of our reserves based on all of our geologic information, including our updated drilling and mining data. The coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of our proven and probable reserves. In connection with the study, MM&A prepared reserve maps and had certified professional geologists develop estimates based on data supplied by us and using standards accepted by government and industry.

      After reviewing the maps and information we supplied, MM&A prepared an independent mapping and estimate of our proven and probable reserves using methodology outlined in U.S. Geological Survey Circular 891. MM&A in conjunction with our internal engineers and geologists developed reserve estimation criteria to assure that the basic geologic characteristics of the reserves (e.g., minimum coal thickness and wash recovery, interval between deep mineable seams, mineable area tonnage for economic extraction, etc.) are in reasonable conformity with present and recent mine operation capabilities on our various properties.

      MM&A completed their report in November 2004. As a result of this report, we increased our reserve estimate from 326.5 million tons as of January 1, 2004 to 514.5 million tons as of October 15, 2004.

      We expect to periodically update our reserve estimates to reflect past coal production, new drilling information and other geological or mining data, and acquisitions or sales of coal properties. We also expect to periodically retain outside experts to independently verify our coal reserves. In updating estimates of our reserves, we expect to categorize coal tonnages according to coal quality, mining method, permit status, mineability and location relative to existing mines and infrastructure. Further scrutiny will be applied using geological criteria and other factors related to profitable extraction of the coal. These criteria include seam height, roof and floor conditions, yield and marketability.

      As with most coal-producing companies in Appalachia, the great majority of our coal reserves are subject to leases from third-party landowners. These leases convey mining rights to the coal producer in exchange for a percentage of gross sales in the form of a royalty payment to the lessor, subject to minimum payments. A small portion of our reserve holdings are owned and require no royalty or per-ton payment to other parties. The average royalties paid by us for coal reserves from our producing properties was $3.51 per ton in the first nine months of 2004 and $1.75 per ton for 2003, representing approximately 4% of our coal sales revenue during the first nine months of 2004 and during 2003.

      Although our coal leases have varying renewal terms and conditions, they generally last for the economic life of the reserves. According to our current mine plans, any leased reserves assigned to a currently active operation will be mined during the tenure of the applicable lease. Because the great majority of our leased or owned properties and mineral rights are covered by detailed title abstracts prepared when the respective properties were acquired by predecessors in title to us and our current lessors, we generally do not thoroughly verify title to, or maintain title insurance policies on, our leased or owned properties and mineral rights.

      Our total proven and probable reserves will support current production levels for more than 25 years. The following table provides the “quality” (sulfur content and average Btu content per pound) of our coal reserves as of October 15, 2004.

		Recoverable	Sulfur Content			Average Btu
		Reserves Proven &	(in millions of tons)			(in millions of tons)
		Probable(1)
Regional Business Unit	State	(in millions of tons)	<1%	1.0%-1.5%	>1.5%	>12,500	<12,500

Paramont/ Alpha Land and Reserves(2)	Virginia	155.9	111.4	32.2	12.3	154.4	1.5
Dickenson-Russell	Virginia	33.3	33.3	0	0	33.3	0
Kingwood	West Virginia	31.8	0	19.1	12.7	31.8	0
Brooks Run	West Virginia	26.2	7.9	18.3	0	10.8	15.4
Welch	West Virginia	96.0	96.0	0	0	96.0	0
AMFIRE	Pennsylvania	94.4	14.2	49.4	30.8	84.7	9.7
Enterprise	Kentucky	66.6	26.5	38.5	1.6	64.3	2.3
National King Coal	Colorado	10.3	9.2	1.1	0	10.3	0

Totals		514.5	298.5	158.6	57.4	485.6	28.9
Percentages			58%	31%	11%	94%	6%

(1)	Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. The reserve numbers set forth in the table exclude reserves for which we have leased our mining rights to third parties. Reserve information reflects a moisture factor of 6.5%. This moisture factor represents the average moisture present on our delivered coal.

(2)	Includes proven and probable reserves in the state of Virginia controlled by our subsidiary Alpha Land and Reserves, LLC as of October 15, 2004. Alpha Land and Reserves, LLC subleases a portion of the mining rights to its proven probable reserves in the state of Virginia to our subsidiary Paramont Coal Company Virginia, LLC.

     The following table summarizes, by regional business unit, the tonnage of our coal reserves that is assigned to our operating mines, our property interest in those reserves and whether the reserves consist of steam or metallurgical coal, as of October 15, 2004.

					Total tons
		Recoverable	Total tons		(in millions
		Reserves Proven	(in millions of tons)		of tons)
		& Probable(1)
Regional Business Unit	State	(in millions of tons)	Assigned(2)	Unassigned(2)	Owned	Leased	Coal Type(3)

Paramont/ Alpha Land and Reserves(4)	Virginia	155.9	77.0	78.9	0	155.9	Steam and Metallurgical
Dickenson-Russell	Virginia	33.3	31.1	2.2	0	33.3	Steam and Metallurgical
Kingwood	West Virginia	31.8	23.4	8.4	0	31.8	Steam and Metallurgical
Brooks Run	West Virginia	26.2	3.8	22.4	3.2	23.0	Steam and Metallurgical
Welch	West Virginia	96.0	54.6	41.4	1.3	94.7	Steam and Metallurgical
AMFIRE	Pennsylvania	94.4	44.3	50.1	3.6	90.8	Steam and Metallurgical
Enterprise	Kentucky	66.6	11.1	55.5	7.2	59.4	Steam
National King Coal	Colorado	10.3	1.5	8.8	0	10.3	Steam

Totals		514.5	246.8	267.7	15.3	499.2
Percentages			48.0%	52.0%	3.0%	97.0%

(1)	Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. The reserve numbers set forth in the table exclude reserves for which we have leased our mining rights to third parties. Reserve information reflects a moisture factor of 6.5%. This moisture factor represents the average moisture present on our delivered coal.

(2)	Assigned reserves represent recoverable coal reserves that can be mined without a significant capital expenditure for mine development, whereas unassigned reserves will require significant capital expenditures to mine the reserves.

(3)	Almost all of our reserves that we currently market as metallurgical coal also possess quality characteristics that would enable us to market them as steam coal.

(4)	Includes proven and probable reserves in Virginia controlled by our subsidiary Alpha Land and Reserves, LLC as of October 15, 2004. Alpha Land and Reserves, LLC subleases a portion of the mining rights to its proven probable reserves in Virginia to our subsidiary Paramont Coal Company Virginia, LLC.

Marketing, Sales and Customer Contracts

      Our marketing and sales force, which is principally based in Latrobe, Pennsylvania, included an aggregate of 26 employees as of September 30, 2004, and consists of sales managers, distribution/ traffic managers and administrative personnel. In addition to selling coal produced in our eight regional business units, we are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines. We have coal supply commitments with a wide range of electric utilities, steel manufacturers, industrial customers and energy traders and brokers. Our overall sales philosophy is to focus first on the customer’s individual needs and specifications, as opposed to simply selling our production inventory. By offering coal of both steam and metallurgical grades blended to provide specific qualities of heat content, sulfur and ash and other characteristics relevant to our customers, we are able to serve a diverse customer base. This diversity allows us to adjust to changing market conditions and provides us with the ability to sustain high sales volumes and sales prices for our coal. Many of our larger customers are well-established public utilities who have been customers of ours or our Predecessor and acquired companies for decades.

      For the nine months ended September 30, 2004, we sold a total of 19.4 million tons of coal, including 5.4 million tons of purchased coal. Approximately 4.4 million tons of our purchased coal sales in the first nine months of 2004 were blended prior to resale, meaning the coal was mixed with coal produced from our mines prior to resale, which generally allows us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately. Approximately 0.7 million tons of our purchased coal sales in the first nine months of 2004 were processed by us, meaning we washed, crushed or blended the coal at one of our preparation plants or loading facilities prior to resale. For the year ended December 31, 2003, we sold a total of 25.3 million tons of coal on a pro forma basis, including 6.1 million tons of purchased coal, of which 5.0 million tons were blended with coal produced from our mines and 1.6 million tons were processed at our preparation plants prior to resale. The breakdown of tons sold by market served for the first nine months of 2004 and on a pro forma basis for 2003 (giving effect to our acquisitions of Coastal Coal Company, U.S. AMCI and Mears as if they had occurred on January 1, 2003) is set forth in the table below:

	Percentage of Coal Sales

		Steam Coal		Metallurgical
	Utilities	Industrial	Total Steam	Coal

Nine Months Ended September 30, 2004	59.2%	3.4%	62.6%	37.4%
Pro Forma 2003	68.4%	4.8%	73.2%	26.8%

      We sold coal to over 100 different customers in the first nine months of 2004 and over 140 customers on a pro forma basis during 2003. Our top ten customers in the first nine months of 2004 and on a pro forma basis in 2003 accounted for 44% and 51%, respectively, of our coal revenues during those periods. Export shipments (including Canada) represented approximately 32% of coal sales for the first nine months of 2004 and 20% of 2003 pro forma coal sales and (in each case, measured by tons sold). Our export shipments during the first nine months of 2004 and during 2003 on a pro forma basis serviced customers in 18 and 12 countries, respectively, across North America, Europe, South America, Asia and Africa. During the first nine months of 2004, Japan was our largest export market, with sales to Japan accounting for 19% of our export volume and 6% of our total overall sales. On a pro forma basis in 2003, Canada was our largest export market, with sales to Canada accounting for 42% of our export volume and 8.3% of our overall sales volume. All of our sales are made in U.S. dollars, which reduces foreign currency risk. Our sales are subject to seasonal fluctuation, with sales to certain customers being curtailed during the winter months due to the freezing of lakes that we use to transport coal to those customers.

      As is customary in the coal industry, when market conditions are appropriate and particularly in the steam coal market, we enter into long-term contracts (exceeding one year in duration) with many of our customers. These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. Almost all of our contracts to supply steam coal are long-term. During 2003, most of our contracts to supply metallurgical coal were entered into on a one-year rolling basis or on a current market or spot basis. However, due to current market conditions, the majority of the metallurgical coal sales contracts we have entered into during the first nine months of 2004 have been long-term contracts. For the year ended December 31, 2003, approximately 65% and 18% of our pro forma steam and metallurgical coal sales volume, respectively, was delivered pursuant to long-term contracts.

      As of January 10, 2005, we had contracts to sell 96% of planned 2005 production, including sales commitments for approximately 20.6 million tons, of which 12.3 million tons are steam coal and 8.3 million tons are metallurgical coal, and contracts to sell 51% of planned 2006 production, including sales commitments for approximately 11.5 million tons, of which 6.7 million tons are steam coal and 4.8 million tons are metallurgical coal. As of January 10, 2005, we had commitments to purchase 6.2 million tons of coal during 2005 and 1.6 million tons in 2006.

      The terms of our contracts result from bidding and negotiations with customers. Consequently, the terms of these contracts typically vary significantly in many respects, including price adjustment features, provisions permitting renegotiation or modification of coal sale prices, coal quality requirements, quantity parameters, flexibility and adjustment mechanisms, permitted sources of supply, treatment of environmental constraints, options to extend and force majeure, suspension, termination and assignment provisions, and provisions regarding the allocation between the parties of the cost of complying with future governmental regulations.

Distribution

      We employ transportation specialists who negotiate freight and terminal agreements with various providers, including railroads, trucks, barge lines, and terminal facilities. Transportation specialists also coordinate with customers, mining facilities and transportation providers to establish shipping schedules that meet the customer’s needs. Our coal sales of 19.4 million tons during the first nine months of 2004 and our 2003 pro forma sales of 25.3 million tons were loaded from our 11 preparation plants and in certain cases directly from our mines and, in the case of purchased coal, in some cases directly from mines and preparation plants operated by third parties or from an export terminal. Virtually all of our coal is transported from the mine to our preparation plants by truck or rail, and then from the preparation plant to the customer by railroad or truck. Rail shipments constituted 78.8% of total pro forma shipments of captive produced and processed coal volume from the preparation plant to the customer in 2003, with 39.3% loaded on CSX trains, 38.2% loaded on Norfolk Southern trains and 1.3% loaded on Burlington Northern trains. Although our National King Coal mine has access to Union Pacific trains, none of our coal was shipped on Union Pacific trains during 2003 and during the first nine months of 2004. The balance was shipped from our preparation plants or loadout facilities via truck. In 2003, 10.2% of our pro forma coal sales was ultimately delivered to customers through transport on the Great Lakes, 10.8% was moved through the Norfolk Southern export facility at Norfolk, Virginia, 0.5% was moved through the coal export terminal at Newport News, Virginia operated by Dominion Terminal Associates, and 0.1% was moved through the export terminal at Baltimore, Maryland. We own a 32.5% interest in the coal export terminal at Newport News, Virginia operated by Dominion Terminal Associates. See “—Other Related Operations.”

Competition

      With respect to our U.S. customers, we compete with numerous coal producers in the Appalachian region and with a large number of western coal producers in the markets that we serve. Competition from coal with lower production costs shipped east from western coal mines has resulted in increased competition for coal sales in the Appalachian region. We face limited competition from imports for our domestic customers. In 2003, only two percent of total U.S. coal consumption was imported. Excess industry capacity, which has occurred in the past, tends to result in reduced prices for our coal. The most important factors on which we compete are coal price at the mine, coal quality and characteristics, transportation costs from the mine to the customer and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 91% of domestic coal consumption over the last five years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures in the United States, environmental and other government regulations, technological developments and the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power. Demand for our low sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances in order to meet Clean Air Act requirements.

      Demand for our metallurgical coal and the prices that we will be able to obtain for metallurgical coal will depend to a large extent on the demand for U.S. and international steel, which is influenced by factors beyond our control, including overall economic activity and the availability and relative cost of substitute materials. In the export metallurgical market, we largely compete with producers from Australia, South Africa, Canada, Russia and other international producers of metallurgical coal.

      In addition to competition for coal sales in the United States and internationally, we compete with other coal producers, particularly in the Appalachian region, for the services of experienced coal industry employees at all levels of our mining operations.

Other Operations

      We have other operations and activities in addition to our normal coal production, processing and sales business, including:

Maxxim Rebuild Company. We own Maxxim Rebuild Company, LLC, a mining equipment company with facilities in Kentucky and Virginia. This business largely consists of repairing equipment used in surface mining and to support preparation plant operations. Maxxim Rebuild had revenues of $14.3 million and $12.8 million for the nine months ended September 30, 2004 and, on a pro forma basis, the year ended December 31, 2003, respectively, of which 26% and 39%, respectively, was generated by services provided to our other subsidiaries.

Dominion Terminal Associates. Through our subsidiary Alpha Terminal Company, LLC, we hold a 32.5% interest in Dominion Terminal Associates, a 22 million-ton annual capacity coal export terminal located in Newport News, Virginia. The terminal, constructed in 1982, provides the advantages of state of the art unloading/transloading equipment with ground storage capability, providing producers with the ability to custom blend export products without disrupting mining operations. We make periodic cash payments in respect of the terminal for operating expenses, which are offset by payments we receive for transportation incentive payments and for renting our unused storage space in the terminal to third parties. Our cash payments for expenses for the terminal in the nine month period ended September 30, 2004 and during all of 2003 were $2.1 million and $3.3 million, respectively, partially offset by payments received of $1.4 million and $1.3 million during the respective periods. The terminal is held in a partnership with subsidiaries of three other companies, Dominion Energy (20%), Arch Coal (17.5%) and Peabody Energy (30%).

Miscellaneous. We engage in the sale of certain non-strategic assets such as timber, gas and oil rights as well as the leasing and sale of non-strategic surface properties and reserves. We also provide coal analysis services.

Employee and Labor Relations

      Approximately 95% of our coal production in the first nine months of 2004 and our 2003 pro forma coal production came from mines operated by union-free employees, and as of December 31, 2004, over 90% of our subsidiaries’ approximately 2,600 employees were union-free. We believe our employee relations are good and there have been no material work stoppages at any of our subsidiaries’ properties in the past ten years.

Legal Proceedings

      From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. Management does not believe that any of the litigation or proceedings in which we are currently involved, either individually or in the aggregate, are likely to have a material adverse effect on our business, financial condition, operating results or cash flows.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

      Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. These regulations and legislation have had, and will continue to have, a significant effect on our production costs and our competitive position. Future legislation, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent of which we cannot predict. We intend to respond to these regulatory requirements at the appropriate time by implementing necessary modifications to facilities or operating procedures. Future legislation, regulations or orders may also cause coal to become a less attractive fuel source, thereby reducing coal’s share of the market for fuels used to generate electricity. As a result, future legislation, regulations or orders may adversely affect our mining operations, cost structure or the ability of our customers to use coal.

      We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations occur from time to time. None of the violations or the monetary penalties assessed upon us since our inception in 2002 have been material. Nonetheless, we expect that future liability under or compliance with environmental and safety requirements could have a material effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described below. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

      As of September 30, 2004, we had accrued $40.6 million for reclamation liabilities and mine closures, including $6.7 million of current liabilities.

      Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

      In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including us, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. Typically, we submit our necessary permit applications several months, or even years, before we plan to begin mining a new area. In our experience, permits generally are approved several months after a completed application is submitted. In the past, we have generally obtained our mining permits without significant delay. However, we cannot be sure that we will not experience difficulty in obtaining mining permits in the future.

      Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act of 1977 (“SMCRA”), which is administered by the Office of Surface Mining Reclamation and Enforcement (“OSM”), establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals from the OSM or the applicable state agency. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States in which we have active mining operations have achieved primary control of enforcement through federal authorization.

      SMCRA permit provisions include a complex set of requirements which include: coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

      The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land, and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

      Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice of the proposed permit is given that also provides for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and may take six months to two years or even longer to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

      Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal, but tax rate revisions are currently pending.

      SMCRA stipulates compliance with many other major environmental statutes, including: the Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act (“RCRA”) and Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”).

      Surety Bonds. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. Surety bond costs have increased in recent years while the market terms of surety bonds have generally become more unfavorable. In addition, the number of companies willing to issue surety bonds has decreased. We have a committed bonding facility with Travelers Casualty and Surety Company of America, pursuant to which it has agreed, subject to certain conditions, to issue surety bonds on our behalf in a maximum amount of $125.0 million. As of September 30, 2004, we have posted an aggregate of $89.0 million in reclamation bonds and $7.8 million of other types of bonds under this facility.

      Clean Air Act. The Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired electricity generating plants. The general effect of this extensive regulation of emissions from coal-fired power plants could be to reduce demand for coal.

      Clean Air Act requirements that may directly or indirectly affect our operations include the following:

•	Acid Rain. Title IV of the Clean Air Act required a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fired power plants generating greater than 25 Megawatts. The affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years. At this time, we believe that implementation of Phase II has resulted in an upward pressure on the price of lower sulfur coals, as coal-fired power plants continue to comply with the more stringent restrictions of Title IV.

•	Fine Particulate Matter and Ozone. The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards (“NAAQS”), for certain pollutants. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. In 1997, the EPA revised the NAAQS for particulate matter and ozone. Although previously subject to legal challenge, these revisions were subsequently upheld but implementation was delayed for several years. For ozone, these changes include replacement of the existing one-hour average standard with a more stringent eight-hour average standard. On April 15, 2004, the EPA announced that counties in 32 states fail to meet the new eight-hour standard for ozone. States that fail to meet the new standard will have until June 2007 to develop plans for pollution control measures that allow them to come into compliance with the standards. For particulates, the changes include retaining the existing standard for particulate matter with an aerodynamic diameter less than or equal to 10 microns (“PM10”), and adding a new standard for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns (“PM2.5”). State fine particulate non-attainment designations were due on February 15, 2004, and 18 states and the District of Columbia recommended counties to be classified as non-attainment areas. The EPA has indicated it will propose the implementation rule in late 2004 and finalize it in early 2005. Following identification of non-attainment areas, each individual state will identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to twelve years from the date of designation to secure emissions reductions from sources contributing to the problem. Meeting the new PM2.5 standard may require reductions of nitrogen oxide and sulfur dioxide emissions. Future regulation and enforcement of these new ozone and PM2.5 standards will affect many power plants, especially coal-fired plants and all plants in “non-attainment” areas.

•	Ozone. Significant additional emissions control expenditures will be required at coal-fired power plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a by-product of coal combustion, can lead to the creation of ozone. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

•	NOx SIP Call. The NOx SIP Call program was established by the EPA in October of 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said they could not meet federal air quality standards because of migrating pollution. Under Phase I of the program, the EPA is requiring 90,000 tons of nitrogen oxides reductions from power plants in 22 states east of the Mississippi River and the District of Columbia beginning in May 2004. Phase II of the program, which became effective June 21, 2004, requires a further reduction of about 100,000 tons of nitrogen oxides per year by May 1, 2007. Installation of additional control measures, such as selective catalytic reduction devices, required under the final rules will make it more costly to operate coal-fired electricity generating plants, thereby making coal a less attractive fuel.

•	Clear Skies Initiative. The Bush Administration has proposed new legislation, commonly referred to as the Clear Skies Initiative, that could require dramatic reductions in nitrous oxide, sulfur dioxide, and mercury emissions by power plants through “cap-and-trade” programs similar to the existing Acid Rain regulations and current NOx budget programs. Congress has also considered several competing bills. It is currently not possible to predict what, if any, new regulatory requirements will ultimately evolve out of this initiative and no action is anticipated until sometime in 2005.

•	Clean Air Interstate Rule. On January 30, 2004, the EPA proposed new rules for reducing emissions of sulfur dioxide, nitrogen oxides, and mercury. The proposed Clean Air Interstate Rule calls for power plants in 29 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide. The proposal suggests that states regulate power plants under a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clear Skies Initiative. The stringency of the cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers, to comply. This increased sulfur emission removal capability caused by the proposed rule could result in decreased demand for low sulfur coal, potentially driving down prices for low sulfur coal. Emissions would be permanently capped and could not increase. The proposed rule would cut regional sulfur dioxide emissions by 50% in 2010, and by approximately 67% in 2015. The comment deadline on the rule closed on June 29, 2004, and the EPA has announced plans to finalize this rule by March of 2005.

•	Utility Mercury Reductions Rule. On January 30, 2004, the EPA also proposed the Utility Mercury Reductions Rule for controlling mercury emissions from power plants. The proposal seeks comments on two approaches for reducing the estimated 48 tons of mercury currently emitted each year by coal-fired power plants in the United States. The comment period ended on June 29, 2004. One approach would require coal-fired power plants to install pollution controls known as “maximum achievable control technologies,” or “MACT” under section 112 of the Clean Air Act. If implemented in its current form, this proposal would reduce nationwide emissions of mercury by 14 tons (29 percent) by the end of 2007. The second approach would set a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. This approach, which allows emissions trading, would reduce mercury emissions by nearly 70 percent from current levels once facilities reach a final mercury cap which takes effect in 2018. The final rule has been delayed until March 15, 2005, due to issues raised as a result of numerous public comments submitted to the EPA regarding the rule.

•	Carbon Dioxide. In February 2003, a number of states notified the EPA that they planned to sue the agency to force it to set new source performance standards for utility emissions of carbon dioxide and to tighten existing standards for sulfur dioxide and particulate matter for utility emissions. In June 2003, three of these states sued the EPA seeking a court order requiring the EPA to designate carbon dioxide as a criteria pollutant and to issue a new NAAQS for carbon dioxide. If these lawsuits result in the issuance of a court order requiring the EPA to set emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, it could reduce the amount of coal our customers would purchase from us. To date, no decision has been rendered in this case, although both sides have submitted arguments to the court.

•	Regional Emissions Trading: Eleven Northeast and Mid-Atlantic states are working cooperatively to develop a regional cap and trade program that would initially cover carbon dioxide emissions from power plants in the region. The states intend to develop a model rule by April 2005. There are a number of uncertainties regarding this initiative, including the applicable baseline of emissions to be permitted, initial allocations, required emissions reductions, availability of offsets, the extent to which states will adopt the program, whether it will be linked with programs in other states or in Canadian provinces, and the timing for implementation of the program. There can be no assurance at this time that a carbon dioxide cap and trade program, if implemented by the states where our customers operate, will not affect the future market for coal in this region.

•	Regional Haze. The EPA has initiated a regional haze program designed to protect and to improve visibility at and around national parks, national wilderness areas and international parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

      Clean Water Act. The Clean Water Act of 1972 (the “CWA”) and corresponding state laws affect coal mining operations by imposing restrictions on the discharge of certain pollutants into water and on dredging and filling wetlands. The CWA establishes in-stream water quality standards and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System (“NPDES”). Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of NPDES permits that govern the discharge of pollutants into water.

      Permits under Section 404 of the CWA are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. Jurisdictional waters typically include ephemeral, intermittent, and perennial streams and may in certain instances include man-made conveyances that have a hydrologic connection to a stream or wetland. Presently, under the Stream Buffer Zone Rule, mining disturbances are prohibited within 100 feet of streams if negative effects on water quality are expected. OSM has proposed changes to this rule, which would make exemptions available if mine operators take steps to reduce the amount of waste and its effect on nearby waters.

      The Army Corps of Engineers (the “COE”) is empowered to issue “nationwide” permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued the COE in the U.S. District Court for the Southern District of West Virginia seeking to invalidate “nationwide” permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. The plaintiffs sought to enjoin the prospective approval of these nationwide permits and to enjoin some coal operators from additional use of existing nationwide permit approvals until they obtain more detailed “individual” permits. On July 8, 2004, the court issued an order enjoining the further issuance of Nationwide 21 permits and rescinded certain listed permits where construction of valley fills and surface impoundments had not commenced. On August 13, 2004, the court extended the ruling to all Nationwide 21 permits within the Southern District of West Virginia. Although Alpha had no operations that were immediately impacted or interrupted, this decision may require us to convert certain current and planned applications for Nationwide 21 permits to applications for individual permits. A similar lawsuit was filed on January 27, 2005 in the U.S. District Court for the Eastern District of Kentucky, and other lawsuits may be filed in other states where Alpha operates.

      Total Maximum Daily Load (“TMDL”) regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, will be required to meet new TMDL effluent standards for these stream segments. Some of our operations currently discharge effluents into stream segments that have been designated as impaired. The adoption of new TMDL related effluent limitations for our coal mines could require more costly water treatment and could adversely affect our coal production.

      Under the CWA, states must conduct an anti-degradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality. A state’s anti-degradation regulations would prohibit the diminution of water quality in these streams. Several environmental groups and individuals recently challenged, and in part successfully, West Virginia’s anti-degradation policy. In general, waters discharged from coal mines to high quality streams will be required to meet or exceed new “high quality” standards. This could cause increases in the costs, time and difficulty associated with obtaining and complying with NPDES permits, and could aversely affect our coal production.

      Mine Safety and Health. Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. All of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. While this regulation has a significant effect on our operating costs, our U.S. competitors are subject to the same degree of regulation.

      Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. In 2003, we recorded $12.56 million of expense related to this excise tax.

      Coal Industry Retiree Health Benefit Act of 1992. Unlike many companies in the coal business, we do not have any liability under the Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”), which requires the payment of substantial sums to provide lifetime health benefits to union-represented miners (and their dependents) who retired before 1992, because liabilities under the Coal Act that had been imposed on our Predecessor or acquired companies were retained by the sellers and, if applicable, their parent companies, in the applicable acquisition agreements. We should not be liable for these liabilities retained by the sellers unless they and, if applicable, their parent companies, fail to satisfy their obligations with respect to Coal Act claims and retained liabilities covered by the acquisition agreements. See “Risk Factors—The inability of the sellers of our Predecessor and acquired companies to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.”

      Endangered Species Act. The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of threatened and endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. A number of species indigenous to our properties are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans.

      Resource Conservation and Recovery Act. The RCRA affects coal mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. Certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management.

      Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion wastes generated at electric utility and independent power producing facilities, such as coal ash. In May 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these wastes.

However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion wastes disposed in surface impoundments and landfills and used as mine-fill. The agency also concluded beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. Most state hazardous waste laws also exempt coal combustion waste, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our customers’ operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability.

      Due to the hazardous waste exemption for coal combustion waste such as ash, much coal combustion waste is currently put to beneficial use. For example, in one Pennsylvania mine from which we have the right to receive coal, we have used some ash as mine fill. The ash we use for this purpose is mixed with lime and serves to help alleviate the potential for acid mine drainage.

      Federal and State Superfund Statutes. Superfund and similar state laws affect coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault. In addition, mining operations may have reporting obligations under the Emergency Planning and Community Right to Know Act and the Superfund Amendments and Reauthorization Act.

      Climate Change. One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change (the “Protocol”), which establishes a binding set of emission targets for greenhouse gases. With Russia’s accedence, the Protocol now has sufficient support and will become binding on all those countries that have ratified it on February 16, 2005. Four industrialized nations have refused to ratify the Protocol—Australia, Liechtenstein, Monaco, and the United States. Although the targets vary from country to country, if the United States were to ratify the Protocol our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012. Canada, which accounted for 5.9% of our sales volume in the first nine months of 2004 and 8.3% of our pro forma sales volume in 2003, ratified the Protocol in 2002. Under the Protocol, Canada will be required to cut greenhouse gas emissions to 6% below 1990 levels in 2008 to 2012, either in direct reductions in emissions or by obtaining credits through the Protocol’s market mechanisms. This could result in reduced demand for coal by Canadian electric power generators.

      Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Protocol by the U.S., could result in reduced demand for coal.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position

Michael J. Quillen	56	President, Chief Executive Officer and Director
Kevin S. Crutchfield	43	Executive Vice President
D. Scott Kroh	54	Executive Vice President
David C. Stuebe	64	Vice President and Chief Financial Officer
Michael D. Brown	43	Vice President
Vaughn R. Groves	48	Vice President and General Counsel
Eddie W. Neely	53	Vice President and Controller
E. Linn Draper, Jr.	62	Director
John W. Fox, Jr.	57	Director
Alex T. Krueger	30	Director
Fritz R. Kundrun	68	Director
William E. Macaulay	59	Director
Hans J. Mende	60	Director and Chairman of the Board

      Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

      Set forth below is a description of the background of the persons named above.

      Michael J. Quillen has served as our President and Chief Executive Officer and a member of our board of directors since our formation in November 2004. Mr. Quillen joined the Alpha management team as President and the sole manager of Alpha Natural Resources, LLC, our top-tier operating subsidiary, in August 2002, and has served as Chief Executive Officer of Alpha Natural Resources, LLC since January 2003. He has also served as the President and a member of the board of directors of ANR Holdings since December 2002, and as the Chief Executive Officer of ANR Holdings since March 2003. From September 1998 to December 2002, Mr. Quillen was Executive Vice President—Operations of AMCI. While at AMCI, he was also responsible for the development of AMCI’s Australian properties. Mr. Quillen has over 30 years of experience in the coal industry starting as an engineer. He has held senior executive positions in the coal industry throughout his career, including as Vice President—Operations of Pittston Coal Company, President of Pittston Coal Sales Company, Vice President of AMVEST Corporation, Vice President—Operations of NERCO Coal Corporation, President and Chief Executive Officer of Addington, Inc. and Manager of Mid-Vol Leasing, Inc.

      Kevin S. Crutchfield has served as our Executive Vice President since our formation in November 2004. Mr. Crutchfield joined the Alpha management team as the Executive Vice President of Alpha Natural Resources, LLC and Vice President of ANR Holdings in March 2003, and has served as the Executive Vice President of ANR Holdings since November 2003. From June 2001 through January 2003, he was President of Coastal Coal Company and Vice President of El Paso Corporation. Prior to joining El Paso, he served as President of AMVEST Corporation, a coal and gas producer and provider of related products and services, and held executive positions at AEI Resources, Inc., most recently as President and Chief Executive Officer. Before joining AEI Resources, Inc., he served as the Chairman, President and Chief Executive Officer of Cyprus Australia Coal Company and held executive operating management positions with Cyprus in the U.S. before being relocated to Sydney, Australia in 1997. He worked for Pittston Coal Company in various operating and executive management positions from 1986 to 1995 serving most recently as Vice President Operations prior to joining Cyprus Amax Coal Company.

      D. Scott Kroh has served as our Executive Vice President since our formation in November 2004. Mr. Kroh joined the Alpha management team as the Executive Vice President of Alpha Natural Resources, LLC in March 2003, and has also served as the Executive Vice President of ANR Holdings since November 2003. From June 1989 through February 2003 he served as President of Tanoma Energy’s sales and mining company, an AMCI affiliate located in Latrobe, Pennsylvania. Mr. Kroh also served as Vice President of AMCI Export from January 1992 until February 2003. Prior to founding Tanoma Energy he served as Vice President of Sales for Amerikohl Mining Company of Butler, Pennsylvania from 1980 until May 1989. Mr. Kroh began his career in the coal business in 1978 as a salesman for Ringgold Mining Company of Kittanning, Pennsylvania.

      David C. Stuebe has served as our Vice President and Chief Financial Officer since our formation in November 2004. Mr. Stuebe joined the Alpha management team as the Vice President and Chief Financial Officer of Alpha Natural Resources, LLC in October 2003, and has also served as the Vice President and Chief Financial Officer of ANR Holdings since November 2003. Mr. Stuebe served from March 2000 to July 2003 as Senior Vice President-Finance and Administration of Hearth and Home Technologies, Inc., a wholly-owned subsidiary of HON INDUSTRIES Inc., a leading manufacturer of office systems and hearth products, and from October 1994 to March 2000 as Vice President and Chief Financial Officer of the parent, HON INDUSTRIES Inc. Prior to joining HON, he served as President, Chief Executive Officer and Director of United Recycling Industries, Inc., a metals broker, precious metals recycler and non-ferrous metals producer from 1990 to 1994, as President, Chief Executive Officer and Director of Auto Specialties Manufacturing, Inc., a manufacturer of O.E.M. truck and construction equipment components from 1988 to 1990, and as Chairman, President and Chief Executive and Chief Financial Officer of MSL Industries, Inc., a manufacturer and distributor of fasteners, tubing, roll-form shapes, electric motors, components for electric utilities and missile components from 1981 to 1987. Mr. Stuebe’s business background also includes significant general and financial management positions with Carpetland U.S.A. and the Scholl Products Group of Schering-Plough, as well as 13 years of audit experience with an international public accounting firm.

      Michael D. Brown has served as our Vice President since our formation in November 2004. Mr. Brown joined the Alpha management team as Vice President of Alpha Natural Resources, LLC in March 2003, and has also served as Vice President of ANR Holdings since November 2003. From 2000 through March 2003, he served as Vice President—Development and Technical Resources for Pittston Coal Company. Prior to this he served as Pittston’s Group Vice President of Metallurgical Operations, which included all Pittston properties acquired by Alpha. Mr. Brown served in numerous other executive and financial positions within Pittston Coal Company including a two year period as the chief operating officer for Pittston’s affiliated gas and timber companies. Mr. Brown was affiliated with Pittston Coal from June 1984 until his employment at Alpha.

      Vaughn R. Groves has served as our Vice President and General Counsel since our formation in November 2004. Mr. Groves joined the Alpha management team as the Vice President and General Counsel of Alpha Natural Resources, LLC in October 2003, and has also served as the Vice President and General Counsel of ANR Holdings since November 2003. Prior to that time, he served as Vice President and General Counsel of Pittston Coal Company from 1996 until joining Alpha, and as Associate General Counsel of Pittston Coal Company from 1991 until 1996. Before joining Pittston Coal, he was associated with the law firm of Jackson Kelly PLLC, one of the leading mineral law firms in the Appalachian region. He is also a mining engineer and before obtaining his law degree, he worked as an underground section foreman, construction foreman and mining engineer for Monterey Coal Company.

      Eddie W. Neely has served as our Vice President and Controller since our formation in November 2004. Mr. Neely joined the Alpha management team as the Secretary of Alpha Natural Resources, LLC in August 2002, and has also served as Vice President and Controller of Alpha Natural Resources, LLC since March 2003. From August 1999 to August 2002, he served as Chief Financial Officer of White’s Fresh Foods, Inc., a family-owned supermarket chain. In August 2001, White’s Fresh Foods, Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Prior to joining White’s Fresh, from October 1997 to August 1999, Mr. Neely was Controller for Hunt Assisted Living, LLC, a company that developed, constructed, managed and operated assisted living facilities for the elderly. Mr. Neely served as Director of Accounting for The Brinks Company (formerly known as The Pittston Company) from January 1996 until October 1997 and held various accounting and finance positions with Pittston Coal Company and subsidiaries prior to January 1996. Mr. Neely is a certified public accountant.

      E. Linn Draper, Jr. has been a member of our board of directors since our formation in November 2004 and a member of the board of directors of ANR Holdings since August 2004. Mr. Draper joined American Electric Power (AEP), an electric utility company, as President in 1992, and served as the Chairman, President and Chief Executive Officer of AEP from 1993 until his retirement in April 2004. Prior to joining AEP, Mr. Draper worked for Gulf States Utility Company, an electric utility company, from 1979 to 1992, serving as the company’s Chairman of the Board, President and Chairman from 1987 to 1992. He serves as a director of Sprint, a telecommunications company, and Temple Inland, a holding company with subsidiaries operating in the corrugated packaging, forest products and financial services sectors. Mr. Draper is also a non-executive chairman of NorthWestern Corporation, an electric utility.

      John W. Fox, Jr. has been a member of our board of directors since our formation in November 2004 and a member of the board of directors of ANR Holdings since August 2004. Mr. Fox served as Senior Vice President, Coal Services for Norfolk Southern Company, a railroad operator, from April 2001 until his retirement in November 2003, and as Senior Vice President Coal Marketing from December 1999 to April 2001. Mr. Fox began his career with a predecessor of Norfolk Western Railroad Company in 1969.

      Alex T. Krueger has been a member of our board of directors since our formation in November 2004 and a member of the board of directors of ANR Holdings since March 2003. He joined First Reserve Corporation, a private equity firm and the investment advisor to the First Reserve Stockholders, in 1999 and is currently a managing director of First Reserve Corporation focused on investment efforts in the coal and energy infrastructure sectors. Mr. Krueger also serves on the board of GP Natural Resource Partners LLC, the general partner of NRP, our largest landlord in 2004 based on lease and royalty payments, as well as the board of Foundation Coal Holdings, Inc., a coal company. Prior to joining First Reserve, Mr. Krueger worked in the Energy Group of Donaldson, Lufkin & Jenrette.

      Fritz R. Kundrun has been a member of our board of directors since our formation in November 2004 and a member of the board of directors of ANR Holdings since March 2003. Mr. Kundrun is currently Chairman and Chief Executive Officer of AMCI, a mining and marketing company, positions he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Kundrun was employed for 26 years by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production. There he served as Executive Vice President of Thyssen, Inc., and President of Thyssen Carbometal where his responsibilities included overseeing the international trading activities of Thyssen in the Western Hemisphere, Asia and certain markets in Europe. He also served as Thyssen’s chief delegate in Pakistan, Iran and Iraq.

      William E. Macaulay has been a member of our board of directors since our formation in November 2004 and a member of the board of directors of ANR Holdings since March 2003. He is the Chairman and Chief Executive Officer of First Reserve Corporation, a private equity firm and the investment advisor to the First Reserve Stockholders, which he joined in 1983. Mr. Macaulay serves as Chairman of Pride International, Inc., a contract drilling and related services company, Dresser-Rand Group, Inc., a supplier of rotating equipment solutions to the energy industry and Foundation Coal Holdings, Inc., a coal company. He also serves as a director of Dresser, Inc., an equipment and services company serving the energy industry and of Weatherford International, Inc. and National Oilwell, Inc., both of which are oilfield service companies.

      Hans J. Mende has been Chairman of our board of directors since our formation in November 2004. He joined the board of directors of ANR Holdings in March 2003, and has served as Chairman of the board of directors of ANR Holdings since June 2003. He is currently President and Chief Operating Officer of AMCI, a mining and marketing company, positions he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company. Mr. Mende also serves on the board of Foundation Coal Holdings, Inc., a coal company.

Board of Directors

      Our board of directors currently consists of seven members. All of our directors serve one-year terms, with all directors elected each year. Depending on the size of the offering, we may avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating/corporate governance committees be comprised entirely of independent directors. In the event that we do not qualify for the controlled company exception upon completion of the offering, or in the event we initially qualify as a controlled company but later cease to be a controlled company, we will be required to have our compensation and nominating/corporate governance committees be comprised of a majority of independent directors within 90 days of the effectiveness of the registration statement of which this prospectus is a part or the date we lose our status as a controlled company, as applicable, and we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating/corporate governance committees be comprised entirely of independent directors within one year of the effectiveness of the registration statement or the date that we lose our status as a “controlled company,” as applicable.

Committees of the Board of Directors After this Offering

      After this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee.

      Audit Committee. After this offering, our audit committee is expected to consist of Messrs. Draper, Krueger and Kundrun, with Mr. Draper serving as chairman. Mr. Draper will be our audit committee “financial expert” as that term is defined in Item 401(h) of Regulation S-K. Of these individuals, only Mr. Draper currently qualifies as an “independent” member of the audit committee as defined in the rules of the SEC and NYSE setting forth independence requirements for public company audit committees. We are required by SEC and NYSE rules to have an audit committee composed of a majority of independent directors within 90 days of the date of the effectiveness of the registration statement of which this prospectus is a part, and an audit committee composed entirely of independent directors within one year from that date. We intend to comply with these requirements regarding the independence of our audit committee.

      The audit committee will provide assistance to our board of directors in monitoring the quality, reliability and integrity of our accounting policies and financial statements, overseeing our compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The audit committee will also be responsible for (1) the appointment, compensation, and oversight of our independent auditor, (2) approving the overall scope of the audit and approving any non-audit services to be performed by the independent auditor, (3) annually reviewing a report by the independent auditor describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the independent auditor, (4) discussing the annual audited and quarterly unaudited financial statements with management and the independent auditor, (5) discussing the company’s press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (6) reviewing and discussing risk assessment and risk management policies as well as procedures management has established to monitor compliance with our Code of Business Ethics, (7) meeting periodically, but separately, with the independent auditor, internal auditors and management, (8) reviewing with the independent auditor any audit problems or difficulties and management’s response, (9) preparing an audit committee report as required by the SEC to be included in our annual proxy statement, (10) establishing policies regarding the company’s hiring of employees or former employees of the independent auditor, (11) annually reviewing and reassessing the adequacy of audit committee’s written charter and recommending any proposed changes to the board of directors, (12) reporting regularly to the full board of directors, (13) conducting an annual performance review and evaluation of the audit committee, and (14) handling other matters that are specifically delegated to the audit committee by the board of directors from time to time. Prior to consummation of this offering, the audit committee will approve the Code of Business Ethics for all directors, officers and employees.

      Compensation Committee. After this offering, we expect that the members of the compensation committee will be Messrs. Draper, Fox, Krueger and Mende, with Mr. Krueger serving as chairman of the committee. The compensation committee and its designated subcommittees will be responsible for (1) reviewing and approving the compensation, including salary, bonuses and benefits, of our chief executive officer and other executive officers, (2) reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and evaluating their performance in light of these goals and objectives, (3) reviewing and recommending to the board of directors executive compensation policies and practices for our and our subsidiaries’ executive officers generally, (4) reviewing director compensation and recommending any proposed changes the board of directors, (5) reviewing and recommending to the board of directors, or approving, any employment contract or similar agreement for any executive officer, (6) reviewing and consulting with the chief executive officer regarding matters of key personnel selection, (7) reviewing and making recommendations to the board of directors with respect to incentive compensation plans and equity-based plans, and administering the plans, (8) monitoring compliance with applicable laws relating to compensation of executive officers, (9) producing a compensation committee report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report on Form 10-K filed with the SEC, (10) reporting to the full board of directors following the compensation committee’s meetings or actions, (11) conducting an annual performance evaluation of the compensation committee, and (12) handling other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

      Nominating and Corporate Governance Committee. After this offering, we expect that our nominating and corporate governance committee will consist of Messrs. Krueger, Mende, Fox and Quillen, with Mr. Fox serving as chairman of the committee. The nominating and corporate governance committee will assist the board of directors in identifying individuals qualified to become board members and executive officers and selecting, or recommending that the board select, director nominees for election to the board of directors and its committees. The nominating and corporate governance committee will also be responsible for (1) developing and recommending governance policies and procedures to the board of directors, (2) reviewing conflicts of interest that may affect directors, (3) monitoring our compliance with corporate governance practices and policies, (4) leading the board of directors in its annual review of the board’s performance, (5) making recommendations regarding committee purpose, structure and operation and (6) overseeing and approving a management continuity planning process.

Compensation of Our Directors

      Directors who are also full-time officers or employees of our company or officers or employees of our Sponsors will receive no additional compensation for serving as directors. All other directors will receive (1) $30,000 as an annual retainer, (2) a $2,000 per-meeting fee for attendance at board meetings, (3) a $2,000 per-meeting fee for in-person attendance at committee meetings and a $1,000 per-meeting fee for telephonic attendance at committee meetings and (4) a $10,000 annual retainer for service as the chairman of the audit committee and a $2,000 annual retainer for service as the chairman of any other board committee. Each of our directors is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at board of directors meetings or any committee thereof, and customary directors’ indemnification. We are considering adopting a restricted stock program for our directors as well.

Executive Compensation

      The following summary compensation table sets forth information concerning the compensation by us of Michael J. Quillen, our Chief Executive Officer and President, and our other four most highly compensated executive officers for each of the last three completed fiscal years.

Summary Compensation Table

						Long-Term
						Compensation
	Annual Compensation
						Securities
				All Other		Underlying
Name and Principal Position	Year	Salary($)	Bonus($)(1),(2)	Compensation ($)(1),(5)		Options (#)

Michael J. Quillen	2004	420,004	306,000	35,136	(6)	—
Chief Executive Officer and	2003	420,468	115,000	17,742
President(3)	2002	—	—	—
Kevin Crutchfield	2004	360,022	176,000	32,727	(7)	—
Executive Vice President(4)	2003	311,295	100,000	144,522
	2002	—	—	—
D. Scott Kroh	2004	358,000	76,000	28,518	(8)	—
Executive Vice President(4)	2003	287,332	100,000	8,503
	2002	—	—	—
Michael D. Brown	2004	257,696	101,000	32,537	(9)	62,838
Vice President(4)	2003	169,091	100,000	6,224
	2002	—	—	—
David C. Stuebe	2004	280,020	66,000	75,137	(10)	—
Vice President and Chief	2003	84,620	30,000	28,375
Financial Officer(4)	2002	—	—	—

(1)	We generally pay bonuses in the year following the year in which they were earned. Unless otherwise noted, bonus amounts presented represent employee performance bonuses and are reported for the year in which they were earned, though they may have been paid in the following year.
(2)	Each of the bonuses presented for 2004 include a special bonus paid in June 2004 to recognize efforts in connection with the recapitalization of Alpha Natural Resources, LLC in May 2004 and a vacation bonus in the amount of $1,000. Bonuses presented for 2004 do not include bonuses for the 2004 fiscal year performance period, which will be determined in March 2005. A bonus of up to 200% of the participant’s base salary in the case of the Chief Executive Officer, and 150% of the participant’s base salary in the case of the other named executive officers, will be payable based on the achievement of specified financial performance, operating and safety goals for fiscal 2004.
(3)	Although Mr. Quillen joined us in August 2002, he did not receive any compensation from us during 2002.
(4)	Messrs. Crutchfield, Kroh, Brown and Stuebe joined us on varying dates in 2003 and the respective compensation is reported only from the start date to year end.
(5)	Amounts shown in this column for 2003 represent our contributions under our 401(k) Plan and (a) in the case of Mr. Crutchfield, $126,495 of relocation expenses reimbursed by us and tax gross-up payments paid by us in connection with the expense reimbursement and (b) in the case of Mr. Stuebe, $25,836 of relocation expenses reimbursed by us.
(6)	Includes $10,250 contributed to Mr. Quillen’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $2,998 in respect of life insurance.
(7)	Includes $10,250 contributed to Mr. Crutchfield’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $589 in respect of life insurance.
(8)	Includes $6,150 contributed to Mr. Kroh’s account under our 401(k) Plan, $21,024 for a vehicle allowance and imputed income of $1,344 in respect of life insurance.
(9)	Includes $10,250 contributed to Mr. Brown’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $399 in respect of life insurance.

(10)	Includes $61,949 of relocation expenses reimbursed by us and tax gross-up payments paid by us in connection with the expense reimbursement, $10,250 contributed to Mr. Stuebe’s account under our 401(k) Plan and imputed income of $2,938 in respect of life insurance.

Option Grants During 2004

      The table below sets forth the options granted to our named executive officers during 2004 by Alpha Coal Management, which will automatically be converted into options to purchase shares of our common stock in connection with the Internal Restructuring.

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rate of
	Number of	% of Total			Stock Price
	Securities	Options	Exercise		Appreciation for
	Underlying	Granted to	Price per		Option Year(5)
	Options	Employees	Share	Expiration
Name	Granted(1)	in 2004(2)	($/Share)(3)	Date(4)	5.0%($)	10.0%($)

Michael J. Quillen	—	—	—	—	—	—
Kevin Crutchfield	—	—	—	—	—	—
D. Scott Kroh	—	—	—	—	—	—
Michael D. Brown	62,841	10%	$12.73	11/10/14	503,084	1,274,940
David C. Stuebe	—	—	—	—	—	—

(1)	Represents options granted under the Alpha Coal Management Long-Term Incentive Plan. This Plan, as amended and restated, will be assumed by us in connection with the Internal Restructuring. The number of shares listed represents the as-converted amounts upon the offering of our shares in the amount on the coverage page of this prospectus. These options vest over a five year period, with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the date of grant.
(2)	Based on an aggregate of 596,285 shares of our common stock that are subject to options granted to employees during 2004, net of options granted in 2004 and cancelled upon termination of the optionholder’s employment prior to the completion of our Internal Restructuring, using the same assumptions as note (1) above.
(3)	Options were granted at an exercise price equal to the fair market value of our common equity as determined by the ANR Holdings board of directors at the date of grant. In determining the fair market value of our equity, the board considered various factors, including our financial condition and business prospects, operating results, the absence of a market for our common stock and marketability discount, and third party valuations of the company.
(4)	The term of each option we grant is generally ten years from the date of grant. Our options may terminate before their expiration date if the option holder’s status as an employee is terminated or upon the option holder’s death or disability.
(5)	The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rate shown, compounded annually, from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of our common stock.

Compensation Committee Interlocks and Insider Participation

      Mr. Krueger, a member of our compensation committee, is a managing director of First Reserve Corporation. Affiliates of First Reserve Corporation have engaged in certain transactions with us and our subsidiaries since our inception, as described more fully in “Certain Relationships and Related Party Transactions.” Mr. Krueger also serves on the board of GP Natural Resource Partners LLC, the general partner of NRP, our largest landlord in 2004 based on lease, royalty and property tax reimbursement payments.

      Mr. Mende, a member of our compensation committee, is affiliated with AMCI. AMCI is one of our Sponsors, and AMCI and certain entities affiliated with AMCI have engaged in certain transactions with us and our subsidiaries since our acquisition of U.S. AMCI, as described more fully in “Certain Relationships and Related Party Transactions.”

Employment Agreements

      Michael J. Quillen. On January 1, 2003, Alpha Natural Resources, LLC entered into an employment agreement with Michael J. Quillen to serve as our Chief Executive Officer. On December 31, 2003, this agreement was assigned to our indirect wholly-owned subsidiary, Alpha Natural Resources Services, LLC (“Alpha Services”). Pursuant to the employment agreement, as amended, Mr. Quillen receives a base salary of $420,000 per annum, subject to any increase as determined by the compensation committee of our board of directors. In addition, Mr. Quillen is entitled to receive an annual bonus ranging between 50% and 200% of his then current base salary, based upon achievement of certain performance and other goals, a portion of which Mr. Quillen waived with regard to 2003. Mr. Quillen is also entitled to participate in our benefit plans.

      The initial term of Mr. Quillen’s employment agreement, as amended, ends on March 11, 2006, and the agreement renews for successive annual terms unless terminated by Mr. Quillen or us in advance of the end of the initial term or any renewal term. Alpha Services may terminate Mr. Quillen’s employment at any time and for any reason and Mr. Quillen may resign at any time and for any reason. Under his employment agreement, Mr. Quillen has agreed to certain non-competition provisions. In consideration for this non-competition agreement, Alpha Services has agreed to make payments to Mr. Quillen following the termination of his employment. If Mr. Quillen’s employment is terminated without cause, or Mr. Quillen resigns for “employee cause” (as defined in the agreement), Alpha Services will be required to pay Mr. Quillen his earned but unpaid salary through the date of termination, and to continue to pay his then current base salary for the following twelve months. In addition, Mr. Quillen would be entitled to receive any bonuses payable for prior years, plus the pro rata bonus payable for the current year, at the same time as bonuses are paid to similarly situated employees. Pursuant to the employment agreement, a resignation by Mr. Quillen “for employee cause” includes, among others, (i) a substantial diminution of his status or responsibilities, and (ii) his resignation during the period beginning three months, and ending nine months following the liquidation or sale by First Reserve of more than 75% of its ownership in ANR Holdings and affiliates.

      D. Scott Kroh. On January 1, 2003, Alpha Natural Resources, LLC also entered into an employment agreement with D. Scott Kroh to serve as our Executive Vice President. On December 31, 2003, this agreement was assigned to our wholly-owned subsidiary, Alpha Coal Sales Co., LLC (“Alpha Coal Sales”). Pursuant to the employment agreement, Mr. Kroh receives a base salary of $360,000 per annum, subject to any increase as determined by the compensation committee of our board of directors. In addition, Mr. Kroh is entitled to receive an annual bonus ranging between 50% and 200% of his then current base salary, based upon achievement of certain performance and other goals, a portion of which Mr. Kroh waived with regard to 2003. Mr. Kroh is also entitled to participate in our benefit plans.

      The initial term of Mr. Kroh’s employment agreement, as amended, ends on March 11, 2005, and the agreement renews for successive annual terms unless terminated by Mr. Kroh or us in advance of the end of the initial term or any renewal term. Alpha Coal Sales may terminate Mr. Kroh’s employment at any time and for any reason and Mr. Kroh may resign at any time and for any reason. Under his employment agreement, Mr. Kroh has agreed to certain non-competition provisions. In consideration for this non-competition agreement, Alpha Coal Sales has agreed to make payments to Mr. Kroh following the termination of his employment. If Mr. Kroh’s employment is terminated without cause, or Mr. Kroh resigns for “employee cause” (as defined in the agreement), Alpha Coal Sales will be required to pay Mr. Kroh his earned but unpaid salary through the date of termination, and to continue to pay his then current base salary for the following twelve months. In addition, Mr. Kroh would be entitled to receive any bonuses payable for prior years, plus the pro rata bonus payable for the current year, at the same time as bonuses are paid to similarly situated employees. Pursuant to the employment agreement, a resignation by Mr. Kroh “for employee cause” includes, among others, (i) a substantial diminution of his status or responsibilities, and (ii) his resignation during the period beginning three months and ending nine months following the liquidation or sale by First Reserve of more than 75% of its ownership in ANR Holdings and affiliates.

Incentive Cash Bonus Plan

      In connection with our Internal Restructuring our board of directors will adopt, and our stockholders will approve, our Annual Incentive Bonus Plan (the “Bonus Plan”), which was originally adopted by ANR Holdings in November 2004. The Bonus Plan is a performance-based incentive bonus plan under which our designated executive officers and key employees are eligible to receive cash bonus payments with respect to a specific performance period (for example, our fiscal year). Bonuses of up to 200% of a participant’s base salary are payable under the Bonus Plan upon the achievement of certain pre-established performance goals. Performance goals include operational goals such as safety, productivity, other strategic objectives and individual performance goals, plus financial measures. Financial measures that form the basis for performance goals may include any of the following with respect to us or any of our subsidiaries, divisions or business units: earnings, operating earnings, earnings per share, operating earnings per share, earnings before interest taxes depreciation and amortization, revenues, stockholders’ equity, return on equity, return on assets, return on invested capital, economic value added, operating margins, cash flow, total stockholder return, expenses, debt-to-capital ratio or market share. The maximum amount that any one participant may receive under the Bonus Plan in any fiscal year is $10,000,000.

      The Bonus Plan is intended to provide an incentive for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. The Bonus Plan will generally be administered by our compensation committee or a subcommittee of the compensation committee charged with administering the Bonus Plan, whose determination on all matters relating to the Bonus Plan will be final and binding. At the beginning of each year, the committee will select the eligible participants in the Bonus Plan, establish the performance goals for the performance period being established in that year for a participant or group of participants, determine target incentive bonuses for the participants and, at the end of each performance period, the committee will certify that the performance goals have been met with respect to the given performance period. The compensation committee or subcommittee charged with administering the Bonus Plan or our board of directors, may amend, suspend or terminate the Bonus Plan at any time in its sole discretion.

Management Stock

      Pursuant to the Internal Restructuring, a portion of the shares that each management member of Alpha Coal Management receives in respect of Alpha Coal Management’s interest in ANR Holdings, or an aggregate of 1,555,313 shares (assuming the underwriters do not exercise any portion of their over-allotment option), will initially be unvested, and will vest over time dependent on the executive’s continued employment with us. To the extent the underwriters do not exercise their over-allotment option and we distribute additional shares with respect to the unvested shares issued in the Internal Restructuring, as described in “Dividend Policy,” we will issue up to an additional 210,394 unvested shares to the management members of Alpha Coal Management. The stockholder agreement that our existing stockholders will enter into will provide that an executive holding unvested shares whose employment is terminated by us for cause, as defined in the stockholder agreement, or who voluntarily terminates his employment will forfeit all of the unvested shares if the termination is prior to December 31, 2005 and one half of the unvested shares if the termination is after December 31, 2005 and prior to December 31, 2006. The stockholder agreement will also provide that an executive holding unvested shares whose employment is terminated by us without cause, or due to retirement, death or disability, will become vested upon termination in a percentage of the total shares initially subject to vesting equal to the number of full calendar months then elapsed since December 31, 2004 divided by 24. The stockholder agreement will further provide that vesting of all unvested shares will accelerate upon a change of control of Alpha, as defined in the stockholder agreement.

Long-Term Incentive Plans

Alpha Coal Management Amended and Restated 2004 Long-Term Incentive Plan

      In November 2004, the board of directors of Alpha Coal Management adopted, and its members approved, the Alpha Coal Management LLC 2004 Long-Term Incentive Plan (the “Alpha Coal Management Long-Term Incentive Plan”) to provide equity incentive compensation to those key employees and others who make significant contributions to the strategic and long-term performance objectives and growth of Alpha. On November 10, 2004, Alpha Coal Management granted options to purchase 800,000 units of Alpha Coal Management to 22 members of Alpha’s management team under the Alpha Coal Management Long-Term Incentive Plan. Among our executive officers, only Michael D. Brown, Vaughn R. Groves and Eddie W. Neely were granted options under the Alpha Coal Management Long-Term Incentive Plan. These options vest over a period of five years (with accelerated vesting upon a change of control of Alpha) and have a term of ten years. In connection with this grant of options, Alpha Coal Management entered into a letter agreement with ANR Holdings pursuant to which ANR Holdings agreed to issue to Alpha Coal Management additional membership interests representing sharing ratios in an aggregate amount equal to 1% of the outstanding membership interests upon exercise of awards granted by Alpha Coal Management under the Alpha Coal Management Long-Term Incentive Plan. Pursuant to the terms of the Internal Restructuring Agreement, this plan will be amended and restated, the outstanding options to purchase units of Alpha Coal Management will automatically be converted into options to purchase shares of our common stock and we will assume the obligations of Alpha Coal Management pursuant to this plan. At such time, there will be outstanding under the plan options to purchase an aggregate of 596,985 shares of our common stock (the maximum number of shares currently available for awards under the plan) at an exercise price of $12.73 per share. No additional options or other awards will be granted under the plan. The number of shares of our common stock reserved pursuant to the plan will be subject, at the discretion of our board of directors (or the committee if so empowered), to adjustment as a result of stock splits, stock dividends and similar changes in our common stock.

      Following our assumption of the Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan in connection with the Internal Restructuring, the plan will be administered on the same basis and subject to the same regulation as our Long-Term Incentive Plan as described under “Alpha Natural Resources, Inc. Long-Term Incentive Plan.”

Alpha Natural Resources, Inc. Long-Term Incentive Plan

      In connection with the Internal Restructuring, we expect to adopt the Alpha Natural Resources, Inc. Long-Term Incentive Plan (the “Long-Term Incentive Plan”). The principal purpose of the Long-Term Incentive Plan is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The Long-Term Incentive Plan will provide for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, dividend equivalents, performance-based awards and other stock-based awards.

      Administration. The Long-Term Incentive Plan is expected to be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board or subcommittee of the compensation committee. The board or the committee may in certain circumstances delegate administration of the plan to one or more of Alpha’s officers. The board of directors or the committee, if so empowered, has the power to interpret the Long-Term Incentive Plan and to adopt rules for the administration, interpretation and application of the plan according to its terms.

      Grant of Awards; Shares Available for Awards. Certain employees, consultants and directors are eligible to be granted awards under the plan. The board of directors, or the committee if so empowered, will determine who will receive awards under the plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan.

      The total number of shares of our common stock initially available for issuance or delivery under our Long-Term Incentive Plan will be 3,338,841 shares, and the maximum number of shares that may be subject to awards made to any one plan participant in any fiscal year will be 2,000,000 shares. We intend to grant certain of our executive officers, directors and key employees options to purchase an aggregate of 692,905 shares of our common stock at the initial public offering price at the time of this offering. The number of shares of our common stock issued or reserved pursuant to the Long-Term Incentive Plan will be subject, at the discretion of the board of directors (or the committee if so empowered), to adjustment as a result of stock splits, stock dividends and similar changes in our common stock.

      Stock Options. The Long-Term Incentive Plan will permit the board of directors, or the committee if so empowered, to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The board, or the committee if so empowered, will establish the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options, and may also establish vesting and performance requirements that must be met prior to the exercise of options. Stock option grants (other than incentive stock option grants) also may have exercise prices that are less than, equal to or greater than the fair market value of our common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date of grant.

      Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price.

      Stock Appreciation Rights. The board of directors, or the committee if so empowered, may also grant stock appreciation rights, either alone or in tandem with underlying stock options or other awards, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash, shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the exercise price of the stock appreciation right, or other securities or property of Alpha.

      Other Equity-Based Awards. In addition to stock options and stock appreciation rights, the board of directors, or the committee if so empowered, may also grant to certain employees, consultants and directors shares of restricted stock, restricted stock rights, dividend equivalents, performance-based awards or other stock-based awards, with terms and conditions as the board of directors (or, if applicable, the committee) may, pursuant to the terms of the Long-Term Incentive Plan, establish. The Long-Term Incentive Plan also allows awards to be made in conjunction with a participant’s election to defer compensation. The maximum amount that any one participant may receive with respect to awards under the Long-Term Incentive Plan in any fiscal year in cash or any other form of property other than shares of our common stock is $10,000,000.

      Change-in-Control Provisions. In connection with the grant of an award, the board of directors, or the committee if so empowered, may provide that, in the event of a change in control of Alpha, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

      Amendment and Termination. Our board of directors, or the committee if so empowered, may adopt, amend and rescind rules relating to the administration of the Long-Term Incentive Plan, and amend, suspend or terminate the Long-Term Incentive Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the Long-Term Incentive Plan so that remuneration attributable to stock options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

PRINCIPAL STOCKHOLDERS

      The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering, for:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

      The number of shares outstanding and percentage of beneficial ownership before the offering set forth below is based on the number of shares of our common stock to be issued and outstanding immediately prior to the effectiveness of the registration statement of which this prospectus is a part after giving effect to the Internal Restructuring. The number of shares and percentage of beneficial ownership after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after this offering, giving effect to the distribution of 4,425,000 shares of common stock to our existing stockholders that will occur if the underwriters do not exercise any portion of their over-allotment option. The number of shares distributed will decrease to the extent the underwriters exercise their over-allotment option.

			Shares Beneficially Owned
			After This Offering

			Assuming the		Assuming the
			Underwriters’		Underwriters’
	Shares Beneficially		Over-allotment		Over-allotment
	Owned Prior to		Option is		Option is
	This Offering		Not Exercised		Exercised in Full
Name and Address of
Beneficial Owner(1)	Number	Percent	Number	Percent	Number	Percent

First Reserve GP IX, Inc.(2)	13,998,911	49.49%	16,188,754	26.02%	13,998,911	22.50%
First Reserve Fund IX, L.P.(2)	12,462,992	44.06	14,412,570	23.17	12,462,992	20.03
ANR Fund IX Holdings, L.P.(2)	1,535,919	5.43	1,776,184	2.86	1,535,919	2.47
Fritz R. Kundrun(3)	11,351,896	40.13	13,127,662	21.10	11,351,896	18.25
Hans J. Mende(3)	11,351,896	40.13	13,127,662	21.10	11,351,896	18.25
Michael J. Quillen(4)	930,964	3.29	1,076,593	1.73	930,964	1.50
Kevin S. Crutchfield(5)	465,477	1.65	538,290	0.87	465,477	0.75
D. Scott Kroh(6)	1,786,368	6.32	2,065,807	3.32	1,786,368	2.87
Michael D. Brown(7)	277,214	0.98	320,579	0.52	277,214	0.45
David C. Stuebe(8)	279,299	0.99	322,989	0.52	279,299	0.45
E. Linn Draper, Jr.(9)	—	—	—	—	—	—
John W. Fox, Jr.(9)	—	—	—	—	—	—
Alex T. Krueger(10)	—	—	—	—	—	—
William E. Macaulay(10)	—	—	—	—	—	—
All executive officers and directors as a group (12 persons)	15,314,610	54.14	17,710,254	28.47	15,314,610	24.62

(1)	The shares of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. In accordance with the beneficial ownership rules of the SEC, the table does not reflect (1) an aggregate of 596,985 shares of common stock reserved for issuance upon the exercise of outstanding options under the Alpha Coal Management Amended and Restated Long-Term

Incentive Plan that we will assume in connection with the Internal Restructuring and (2) an aggregate of 3,338,841 shares of common stock reserved for issuance under our Long-Term Incentive Plan, of which an aggregate of 692,905 shares of our common stock will be subject to outstanding options under our Long-Term Incentive Plan upon completion of this offering.
(2)	The shares of our common stock shown for First Reserve GP IX, Inc. consist of shares beneficially owned by First Reserve Fund IX, L.P. and by ANR Fund IX Holdings, L.P. First Reserve GP IX, L.P. is the general partner of each of First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. First Reserve GP IX, Inc. is the general partner of First Reserve GP IX, L.P. First Reserve Corporation is the investment advisor to both First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. The address of First Reserve GP IX, Inc., First Reserve GP IX, L.P. First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. is One Lafayette Place, Greenwich, CT 06830.
(3)	Reflects beneficial ownership through shared voting and investment power over shares of our common stock held by the following entities affiliated with the owners of AMCI, which entities own of record the following number of shares of our common stock: Beta Resources, LLC (1,126,250 shares, or 1,302,428 shares if no portion of the underwriters’ overallotment option is exercised), Creekside Energy Development Company (1,568,071 shares, or 1,813,363 shares if no portion of the underwriters’ overallotment option is exercised), Dunamis Resources, Inc. (116,218 shares, or 134,398 shares if no portion of the underwriters’ overallotment option is exercised), I-22 Processing, Inc. (145,940 shares, or 168,770 shares if no portion of the underwriters’ overallotment option is exercised), Laurel Energy, L.P. (684,148 shares, or 791,168 shares if no portion of the underwriters’ overallotment option is exercised), Laurel Resources, L.P. (91,020 shares, or 105,258 shares if no portion of the underwriters’ overallotment option is exercised), Madison Mining Company LLC (124,754 shares, or 144,269 shares if no portion of the underwriters’ overallotment option is exercised), Newhall Pocahontas Energy, Inc. (164,124 shares, or 189,798 shares if no portion of the underwriters’ overallotment option is exercised), Redbank, Inc. (368,065 shares, or 425,641 shares if no portion of the underwriters’ overallotment option is exercised), REI, Inc. (1,288,521 shares, or 1,490,083 shares if no portion of the underwriters’ overallotment option is exercised), RRD, Inc. (1,240,309 shares, or 1,434,329 shares if no portion of the underwriters’ overallotment option is exercised), SCM, Inc. (307,662 shares, or 355,789 shares if no portion of the underwriters’ overallotment option is exercised), Still Run Coal Company, Inc. (210,854 shares, or 243,838 shares if no portion of the underwriters’ overallotment option is exercised), Tanoma Energy, Inc. (2,824,863 shares, or 3,266,754 shares if no portion of the underwriters’ overallotment option is exercised), and Vollow Resources LLC (1,091,097 shares, or 1,261,776 shares if no portion of the underwriters’ overallotment option is exercised). REI, Inc. wholly owns Still Run Coal Company and may be deemed to have beneficial ownership of the shares held by Still Run Coal Company, Inc. RRD, Inc. wholly owns REI, Inc. and may be deemed to have beneficial ownership of the shares held by REI, Inc. and Still Run Coal Company, Inc. RRD, Inc. is also the indirect owner of 100% of Newhall Pocahontas Energy, Inc., SCM, Inc. and Creekside Energy Development Company, and may be deemed to have beneficial ownership of the shares held by those entities. The address for each of the above entities and Messrs. Mende and Kundrun is c/o American Metals & Coal International, Inc., 475 Steamboat Road, 2nd Floor, Greenwich, CT 06830, Attention: Hans J. Mende, President.
(4)	Includes beneficial ownership of 451,663 unvested shares, or 522,316 unvested shares if no portion of the underwriters’ over-allotment option is exercised, as described under “Management—Management Stock.” The address for Mr. Quillen is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.
(5)	Includes beneficial ownership of 225,829 unvested shares, or 261,155 unvested shares if no portion of the underwriters’ over-allotment option is exercised, as described under “Management—Management Stock.” The address for Mr. Crutchfield is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.
(6)	Includes beneficial ownership of 180,661 unvested shares, or 208,921 unvested shares if no portion of the underwriters’ over-allotment option is exercised, as described under “Management—Management Stock.” Also includes beneficial ownership of one-third of the shares of common stock held directly by each of Dunamis Resources, Inc., I-22 Processing, Inc., Madison Mining Company LLC and Tanoma Energy, Inc. and 44.3% of the shares held directly by each of Laurel Energy, L.P. and Laurel Resources, L.P. through Mr. Kroh’s investment power over these shares. Mr. Kroh disclaims beneficial ownership of all other shares of common stock held by the entities listed in the previous sentence. The address for Mr. Kroh is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.
(7)	Includes beneficial ownership of 134,492 unvested shares, or 155,531 unvested shares if no portion of the underwriters’ over-allotment option is exercised, as described under “Management—Management Stock.” The address for Mr. Brown is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.
(8)	Includes beneficial ownership of 135,504 unvested shares, or 156,700 unvested shares if no portion of the underwriters’ over-allotment option is exercised, as described under “Management—Management Stock.” The address for Mr. Stuebe is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.
(9)	The address for Messrs. Draper and Fox is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(10)	Mr. Krueger is an executive officer of First Reserve G.P. IX, Inc. and disclaims beneficial ownership of any shares owned by such entity or its affiliates. Mr. Macaulay is the Chief Executive Officer and a member of the board of directors of First Reserve G.P. IX, Inc. and disclaims beneficial ownership of any shares owned by such entity or its affiliates. The address of Messrs. Krueger and Macaulay is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans from First Reserve

      We were formed and wholly owned by affiliates of First Reserve, one of our Sponsors, in 2002. As part of our formation and our acquisition of our Predecessor in December 2002, First Reserve loaned us $24.0 million for which we paid First Reserve $0.3 million in fees in 2002 and for which we incurred interest expense of $2.6 million and $144,000 during 2003 and 2002, respectively. The loan was contributed to our capital in 2003.

      On November 17, 2003, First Reserve loaned us $30.0 million to fund the purchase price of the Mears acquisition. We repaid all outstanding principal and interest on this loan during December 2003.

Payments by Affiliates of AMCI to Mr. Quillen

      At the time of the U.S. AMCI acquisition, certain affiliates of AMCI entered into an agreement with Michael J. Quillen, a member of our board of directors and our President and Chief Executive Officer, under which they have paid or will pay Mr. Quillen compensation deferred from his prior employment with U.S. AMCI in the amounts of $194,000 paid in 2003, $250,000 paid in 2004 and $250,000 to be paid in 2005. The purpose of this agreement was in part to recognize Mr. Quillen’s efforts in connection with the contribution of U.S. AMCI to us.

      Also at the time of the U.S. AMCI acquisition and in further recognition of Mr. Quillen’s efforts in connection with the development and growth of U.S. AMCI over the previous five years and the contribution of U.S. AMCI to us, Hans J. Mende and Fritz R. Kundrun, who are members of our board of directors, and D. Scott Kroh, our Executive Vice President (the “AMCI Owners”) entered into an incentive agreement with Mr. Quillen. Under this incentive agreement, as amended, the AMCI Owners will compensate Mr. Quillen upon their receipt of consideration in connection with the repayment of the Restructuring Notes, any sale or disposition by the AMCI Owners of our common stock received by them in the Internal Restructuring or any merger or consolidation of us with a third party or sale of all or substantially all of our assets to an unaffiliated party. The amount of the payment to Mr. Quillen under this incentive agreement will be equal to 5% of the net amount, if any, by which the value of the consideration received by the AMCI Owners exceeds an agreed upon net value of their interest in ANR Holdings at the time of the U.S. AMCI acquisition, minus 5% of certain of the AMCI Owners’ expenses for the transaction for which Mr. Quillen is paid. Based upon the midpoint of the price range on the cover of this prospectus, Mr. Quillen will receive an estimated payment of approximately $20 million under the incentive agreement after the Restructuring Notes are repaid by us. The incentive agreement terminates on the earlier to occur of March 11, 2010 and one year after the date Mr. Quillen ceases to be an officer or employee of ANR Holdings or any of its subsidiary or affiliated companies. In the event that the AMCI Owners have not transferred all of our common stock received by them in the Internal Restructuring in one or more transactions of the type listed above by March 11, 2010, the AMCI Owners have agreed to pay Mr. Quillen consideration equal to 5% of the amount by which the agreed or appraised fair market value of common stock on that date exceeds the agreed upon value referred to above.

Transactions with Mr. Kroh

      Mr. Kroh is a 50% owner of Robindale Energy Services, Inc. (“Robindale”), which is engaged in the business of waste coal sales and related businesses in Pennsylvania. From time to time, Robindale has sold and purchased and may in the future sell or purchase waste coal and related products to or from us. During 2003 and the nine months ended September 30, 2004, we paid an aggregate of $172,000 and $485,000, respectively, to Robindale as payment for trucking services and waste coal. During the first nine months of 2004, we had sales of $145,000 to Robindale. We have agreed that Mr. Kroh’s continued relationship with Robindale will not cause a breach of his employment agreement with us, and Mr. Kroh has agreed that he will not participate in any decisions to enter into any transactions that might be proposed between Robindale and Alpha.

Office Lease from Related Parties

      We lease office space in Latrobe Pennsylvania from the KMKT Partnership, which is 25% owned by Mr. Kroh, 25% owned by Mr. Mende, and 25% owned by Mr. Kundrun. This arrangement is currently on a month to month basis with rental payments accrued at $15,500 per month. Negotiations are ongoing as to a term lease for the office space; as yet, no agreement has been finalized.

Loans to Executives

      In connection with the hiring in October 2003 of David Stuebe, our Vice President and Chief Financial Officer, we extended to Mr. Stuebe a $100,000 relocation loan bearing interest at a rate of 6%. Mr. Stuebe repaid all outstanding principal and interest on this loan on March 31, 2004. In connection with the hiring in February 2003 of Kevin Crutchfield, our Executive Vice President, we extended to Mr. Crutchfield a $79,600 relocation loan bearing interest at a rate of 6.25%. Mr. Crutchfield repaid all outstanding principal and interest on this loan during 2003.

Coal Transaction with Foundation

      On October 26, 2004, we agreed to purchase an aggregate of 500,000 tons of coal from subsidiaries of Foundation Coal Holdings, Inc. (“Foundation”), with an option to purchase up to 25,000 tons more upon agreement of the parties. The coal is deliverable in monthly installments during the period from January, 2005 through March, 2006. Messrs. Mende, Krueger and Macaulay are members of our board of directors who also serve as directors of Foundation. First Reserve and affiliates of the AMCI Parties beneficially own an aggregate of 25.8% of the outstanding shares of Foundation’s common stock as of January 10, 2005.

Coal Transactions with the AMCI Parties

      During 2003 and 2004, we purchased from and sold coal to entities affiliated with the AMCI Parties in transactions valued at approximately $14.8 million and $68.3 million, respectively. We are obligated to deliver 300,000 firm tons and 200,000 optional tons of coal during April of 2005 through March 2006 to AMCI Metall & Kohle AG, a company owned by Mr. Mende and Mr. Kundrun, under an arrangement whereby we sell coal to AMCI Metall & Kohle AG at a price that is $1.00 per metric ton less than the price at which AMCI Metall & Kohle AG resells the coal to an international customer. Other than this arrangement with AMCI Metall & Kohle AG for coal shipped during April 2005 through March 2006, since our acquisition of U.S. AMCI we have not paid or agreed to pay any commission or fee to Mr. Mende or Mr. Kundrun or any entities affiliated with AMCI in connection with our coal transactions with entities affiliated with AMCI.

Transactions in Connection with the U.S. AMCI Acquisition

      The Contribution Agreement. In connection with our acquisition of U.S. AMCI, we entered into a contribution agreement with certain affiliates of AMCI (the “AMCI Parties”) and First Reserve, pursuant to which the AMCI Parties agreed to contribute their North American coal operations (including working capital) to us in exchange for $53.9 million in cash, the issuance by ANR Holdings of 44.3473% of its common sharing ratios, and 44.4903% of its preferred sharing ratios, and the assumption by certain of our subsidiaries of various liabilities. Messrs. Mende, Kundrun and Kroh control the AMCI Parties. The contribution agreement included customary seller representations and warranties, customary covenants and other agreements among the AMCI parties, First Reserve and us and provides for indemnification for losses relating to specified events, circumstances and matters. The indemnification arrangements permit, under certain circumstances, the transfer by certain of the AMCI Parties to First Reserve of membership interests in ANR Holdings (shares of our common stock after giving effect to the Internal Restructuring) to compensate for indemnified losses.

      The contribution agreement with the AMCI Parties also included a number of post-closing matters in addition to the indemnification agreement referred to above. The following summarizes the principal terms of these matters:

•	The AMCI Parties established an escrow of $2.8 million in favor of us and First Reserve in respect of certain retiree medical liabilities retained by the AMCI Parties. This escrow arrangement will be eliminated as part of our Internal Restructuring.

•	Certain of the AMCI Parties entered into a pledge agreement with First Reserve under which these persons pledged to First Reserve all of their membership interests in ANR Holdings to secure their obligation under the contribution agreement to discharge certain retiree medical liabilities retained by the AMCI Parties. This pledge agreement will be terminated in connection with the Internal Restructuring.

•	The AMCI Parties gave First Reserve the right to purchase from them additional ANR Holdings membership interests having a fair market value of up to $7.5 million, at a purchase price equal to 75% of the fair market value, in the event payments are required to be made under the escrow agreement to satisfy the AMCI parties’ indemnification obligations under the contribution agreement to discharge certain retiree medical liabilities retained by the AMCI Parties. This right to purchase will be terminated in connection with the Internal Restructuring.

•	We reimbursed AMCI $2.0 million in transaction costs related to the acquisitions of our Predecessor and Coastal Coal Company.

•	We entered into an agreement with certain of the AMCI Parties under which they granted us the right to acquire AMCI’s wholly owned subsidiary, AMCI Export Corporation, an export trading company. These rights expired on September 11, 2004. We also entered into an agreement with Messrs. Mende, Kundrun and Kroh and others that gives us the option to acquire an ocean going port in Nova Scotia from them for $2.0 million plus the amount of follow-on investments made in the port after the date of the agreement, payable in shares of our common stock. This purchase option will expire on March 11, 2005. We also have a right of first refusal that expires on March 11, 2008 to acquire the port if the owners of the port propose to sell it to a third party.

•	We paid $35.0 million for the working capital of U.S. AMCI, subject to a post-closing audit. On September 13, 2004, we, First Reserve and the AMCI Parties agreed that the net working capital actually acquired was approximately $34.1 million and the AMCI Parties paid the difference of $0.9 million to us. We further agreed that the AMCI Parties would be entitled to any refund of, and obligated to make any payment of, all federal black lung excise taxes of the companies contributed by the AMCI Parties to us, estimated to be $0.1 million, but only insofar as the taxes related to pre-closing or straddle periods ending on or prior to the closing date of the U.S. AMCI acquisition.

      Solomons Mining Company. In conjunction with the U.S. AMCI acquisition, we agreed with the AMCI Parties to operate Solomons Mining Company (“Solomons”), one of the companies included in U.S. AMCI, for the account of the AMCI Parties until the time Solomons could be sold, and the AMCI parties agreed to indemnify us for all liabilities associated with the operation of Solomons. We also agreed that, upon the disposition of Solomons, we would pay to the AMCI Parties $5.0 million in cash (which we withheld in connection with the contribution transaction to fund Solomons’ operating losses), plus the net proceeds of the sale of Solomons, plus the cumulative profits or less the cumulative operating losses of Solomons from the date of our acquisition of U.S. AMCI to the date of sale of Solomons, less the actual costs incurred by ANR Holdings in managing Solomons. On September 2, 2003, substantially all of the assets of Solomons and cash were transferred to the lessor of Solomons’ mining properties in connection with the settlement of a lease dispute with the lessor. At that time, we, First Reserve and the AMCI Parties agreed that Solomons would advance to the lessor for the account of the AMCI Parties an aggregate of $3.1 million in cash in installments, by applying a portion of the withheld funds and a portion of the tax distributions that we would otherwise have made to the AMCI Parties under the ANR Holdings company agreement. The AMCI Parties also agreed to provide to us an additional $1.0 million to be used to pay operating expenses. This agreement also provides that should the AMCI Parties fail to perform any of their payment obligations, then First Reserve would have the right (but not the obligation) to purchase membership interests in ANR Holdings held by the AMCI Parties having a fair market value, as of March 11, 2003, equal to the payment the AMCI Parties failed to make. This right to purchase will be terminated in connection with the Internal Restructuring.

      As part of the arrangement to operate Solomons, we entered into an agreement to purchase from a third party and for the account of the AMCI Parties 350,000 tons of coal at various times from April 2004 through November 2005 (the “Coal Supply Agreement”). On April 22, 2004, we, First Reserve and the AMCI Parties entered into an agreement (the “April 2004 Agreement”), under which we will take the coal to be delivered under the Coal Supply Agreement and will pay to the AMCI Parties the difference between the agreed fair market value of the coal as of the date of the April 2004 Agreement ($54.50 per ton), and the price to be paid to the third party under the Coal Supply Agreement ($34.50 per ton). We will withhold up to 40% of the net proceeds (up to $2.3 million) to fund Solomons’ reclamation obligations and any other Solomons’ liabilities for which the AMCI Parties agreed to provide indemnification. With the exception of reclamation obligations and any future claims by the lessor referred to above, the amounts withheld will be our exclusive recourse against the AMCI Parties for this indemnification. The AMCI Parties will not be obligated to fund certain of the payments that could otherwise be due to ANR Holdings under the September 2, 2003 agreement with ANR Holdings and First Reserve for so long as the third party under the Coal Supply Agreement performs its obligations under the Coal Supply Agreement according to its terms. We believe that the sources of indemnification available to us, which include the amounts withheld under the Coal Supply Agreement and recourse to certain of the AMCI Parties for matters related to reclamation and future claims by the lessor, will be sufficient to satisfy all claims expected to arise related to Solomons.

Transactions with NRP

      In connection with our acquisition of the Coastal Coal Company, we acquired an overriding royalty interest in certain properties located in Virginia and West Virginia owned by El Paso CPG Company for $11.0 million in cash. Effective February 1, 2003, we sold the overriding royalty interest to affiliates of Natural Resource Partners, L.P. (“NRP”) for approximately $11.9 million in cash. Effective April 1, 2003, we also sold substantially all of our fee-owned Virginia mineral properties to NRP for $53.6 million in cash in a sale/leaseback transaction. NRP is our largest landlord based on the aggregate of $20.2 million and $16.0 million that we paid it in lease, royalty and property tax reimbursement and royalty payments during 2004 and 2003, respectively. In an unrelated transaction, in December 2003, Alex Krueger, a member of our board of directors, was appointed as a member of the board of directors of GP Natural Resource Partners, LLC, the general partner of NRP, and First Reserve became a substantial equity owner of NRP. We believe the production and minimum royalty rates contained in our leases with NRP are consistent with current market royalty rates.

Investment in Excelven Pty Ltd

      In August 2004, we and the AMCI Parties, entered into an agreement with Excelven Pty Ltd, pursuant to which we agreed to acquire a 24.5% interest in Excelven for a purchase price of $5.0 million in cash, and the AMCI Parties agreed to acquire a 24.5% interest in Excelven for a purchase price of $5.0 million in cash. Excelven, through its subsidiaries, owns the rights to the Las Carmelitas mining venture in Venezuela and the related Palmarejo export port facility on Lake Maracaibo in Venezuela. We and the AMCI Parties each funded $3.25 million of our respective subscription obligations in September 2004 and an additional $1.25 million in December 2004. The Las Carmelitas mine, which is not yet in operation, is currently expected to produce approximately two million tons of low sulfur thermal coal per year over a 15-year mine life. The project is currently in the developmental stage, with preliminary governmental mining and environmental approvals having been obtained. Final governmental approval of the project, which is subject to the submission of a detailed mine plan, is currently expected in 2005 with mining to commence in 2007. We and the AMCI Parties are also in preliminary negotiations with Excelven to provide promotion, marketing, sales and distribution services to Excelven for all coal extracted from the Las Carmelitas mine.

Distributions to Members of ANR Holdings and Our Stockholders

      Since its formation in December 2002, ANR Holdings has made periodic distributions to its members, including First Reserve, entities affiliated with AMCI, and Alpha Coal Management, on dates and in amounts calculated in accordance with its governing documents, sufficient to enable the members to pay their estimated income tax liability associated with their ownership of ANR Holdings. The amounts of these distributions totaled $5.3 million in 2003 and $14.0 million during the first nine months of 2004.

      On May 28, 2004, in connection with the closing under our credit agreement and the receipt by Alpha Natural Resources, LLC of the proceeds from the sale of its senior notes, ANR Holdings distributed an aggregate of $110.0 million to its members, including First Reserve, entities affiliated with AMCI, and Alpha Coal Management, in proportion to their common sharing ratios in ANR Holdings.

      In connection with our Internal Restructuring, ANR Holdings will agree to make the Sponsor Distributions. See “Internal Restructuring.”

Transactions in Connection with Internal Restructuring

      The Internal Restructuring Agreement. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions in connection with our Internal Restructuring which will involve transactions with our Sponsors and certain of our managers and key employees. These transactions are discussed in detail on pages 36 and 37, and have the following additional provisions:

•	Amendment to AMCI Related Agreements: We will amend certain of the post-closing arrangements that are part of our acquisition of U.S. AMCI discussed above. The AMCI Parties will post for our benefit a letter of credit or other financial instrument satisfactory to us that will provide, for a period of ten years, financial assurances supporting the obligations of the AMCI Parties to indemnify us under the contribution agreement in respect of certain retiree medical liabilities. The letter of credit or other financial instrument shall initially be in the amount of $6.8 million, declining to $3.8 million in the sixth and seventh years, and further declining to $1.8 million in the eighth through tenth years. The escrow and pledge agreements with the AMCI Parties and all of the First Reserve purchase right arrangements described in “— Transactions in Connection with the U.S. AMCI Acquisition” will be terminated.

•	Releases and Indemnities. Each member of ANR Holdings (including members of our management team) has agreed to release us and our past, present and future affiliates from any and all claims such member may have against ANR Holdings relating to events occurring prior to the closing. We, in turn, will agree to indemnify them with respect to any action which may be brought against any member by reason of the fact that the member was a member, managing member, executive committee member or officer of ANR Holdings prior to the closing of the Internal Restructuring, other than with respect to any acts committed in bad faith or that were the result of active and deliberate dishonesty or from which the member gained financial profit or another advantage to which the member was not legally entitled.

Additionally, First Reserve Fund IX, L.P. will indemnify us against certain pre-closing liabilities, including tax liabilities, associated with Alpha NR Holding, Inc. in an amount not to exceed $15.0 million for the first two years following consummation of the agreement, at which time the amount for which First Reserve will be obligated to indemnify will decline to $10.0 million for two additional years.

•	Stockholder Agreement. We plan to enter into a stockholder agreement with the First Reserve Stockholders, the AMCI Parties, Madison Capital Funding LLC and our management stockholders that will become effective upon consummation of the Internal Restructuring and replace the current member agreement among these parties and ANR Holdings. As part of the stockholder agreement:

•	Agreement on Board Composition: Our board of directors will consist of seven members upon consummation of this offering. The board may be subsequently expanded to include additional independent directors as may be required by the rules of any exchange on which shares of our common stock are traded. Each of the First Reserve Stockholders and the AMCI Parties will designate two nominees for election (initially, Messrs. Macaulay and Krueger, as to the First Reserve Stockholders, and Messrs. Kundrun and Mende as to the AMCI Parties). Our board of directors will designate as directors our chief executive officer (Mr. Quillen) and two other nominees who must be “independent” as that term is defined by the NYSE rules (initially Messrs. Draper and Fox), but the independent nominees must be reasonably acceptable to both the First Reserve Stockholders and the AMCI Parties. If at any time, either the First Reserve Stockholders or the AMCI Parties and their affiliates as a group beneficially own less than 15% of the outstanding shares of our common stock, then the applicable Sponsor will only be entitled to designate one director, and if either the First Reserve Stockholders or the AMCI Parties and their affiliates as a group beneficially own less than 7.5% of the outstanding shares of our common stock, then the applicable Sponsor will no longer be entitled to designate any directors pursuant to the stockholder agreement.

•	Registration Rights: Each of the First Reserve Stockholders and the AMCI Parties will have the right in certain circumstances after consummation of this offering to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, existing holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to the shares.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

General

      In May 2004, Alpha Natural Resources, LLC, as the borrower, and ANR Holdings, as parent guarantor, entered into a senior secured credit facility with Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc. as joint lead arranger, Credit Suisse First Boston as syndication agent and joint lead arranger and UBS Securities LLC, as documentation agent and joint lead arranger, and each lender party thereto. The credit facility provides for $175.0 million in senior secured financing, consisting of a $125.0 million revolving credit facility and a funded letter of credit facility of up to $50.0 million. The revolving credit facility includes $20.0 million of availability for borrowings on same-day notice, referred to as swingline loans. The revolving credit facility commitment will terminate in May 2009. The credit facility has been amended to permit this offering and the transactions contemplated by our Internal Restructuring.

      As of September 30, 2004, we had $4.0 million of indebtedness and $50.4 million of letters of credit outstanding under our credit facility, resulting in availability of $120.6 million.

Interest Rate and Fees

      All borrowings under our credit facility bear interest, at our option, at either: (A) an “alternate base rate” equal to, for any day, the higher of: (i) 0.50% per year above the overnight federal funds effective rate, as published by the Board of Governors of the Federal Reserve System, as in effect from time to time; and (ii) the annual rate of interest in effect for that day announced by the administrative agent as its “base rate” plus a rate dependent on our leverage ratio, ranging from 2.00% to 1.25% per year, or (B) a “LIBO rate” expected to be equal to the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for the relevant interest period (which will be one, two, three or six months, as selected by us) are offered in the interbank eurodollar market, as determined by the administrative agent, plus a rate dependent on our leverage ratio, ranging from 3.00% to 2.25% per year. The rates that depend on our leverage ratio range from the high rate specified if the ratio is greater than or equal to 3.00 to 1.0 to the low rate specified if the ratio is less than 1.50 to 1.0.

      In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay a usage-dependent commitment fee on the available unused commitment under the revolving credit facility. The fee is equal to: (a) 0.25% per year, in the event that the usage of the revolving credit facility is at least 66.67%, (b) 0.375% per year, in the event that the usage of the revolving credit facility is at least 33.33% but less than 66.67%, and (c) 0.50% per year, in the event that the usage of the revolving credit facility is less then 33.33%. For purposes of calculating the commitment fee, swingline loans will not be considered usage of the revolving credit facility. The fee accrues quarterly.

      We are also required to pay a letter of credit fee calculated at a rate equal to the spread over the “LIBO rate” under the credit facility per annum of the face amount of each letter of credit and a fronting fee equal to a percentage per annum, to be agreed with the issuing bank, of the face amount of each letter of credit. In addition, we will pay customary transaction charges in connection with any letters of credit.

Prepayments

      We are required to prepay borrowings under our credit facility: (1) with 100% of the net cash proceeds received by us from asset sales or other dispositions of property (including insurance and other condemnation proceedings), subject to certain exceptions and reinvestment provisions, (2) with 100% of the net cash proceeds received by us from the issuance of debt securities or other incurrences of debt, excluding the senior notes of Alpha Natural Resources, LLC and certain other indebtedness, and (3) 50% (or 25%, if our leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.00 to 1.00, or 0% if our leverage ratio is less than or equal to 1.00 to 1.00) of the net cash proceeds of our equity issuances other than this offering.

Guarantee and Security

      Our obligations under our credit facility are secured by a lien on the material assets of ANR Holdings and Alpha Natural Resources, LLC and its domestic subsidiaries, including: (1) a pledge by ANR Holdings of its membership interests in Alpha Natural Resources, LLC, (2) a pledge by Alpha Natural Resources, LLC and its direct and indirect domestic subsidiaries of all of the capital stock (or other ownership interests) of their respective domestic subsidiaries and 65% of the capital stock of any of their first-tier foreign subsidiaries, (3) material coal reserves, mineral rights, leasehold interests and other material real property and all related as-extracted collateral of ANR Holdings and Alpha Natural Resources, LLC and its domestic subsidiaries, (4) coal supply agreements and other material contracts to which ANR Holdings and Alpha Natural Resources, LLC and its domestic subsidiaries are a party and (5) substantially all of the other personal property of ANR Holdings and Alpha Natural Resources, LLC and its direct and indirect subsidiaries, subject to certain exceptions in cases where the cost of obtaining the liens exceeds the benefits thereof. In addition, indebtedness under our credit facility is guaranteed by ANR Holdings and the domestic subsidiaries of Alpha Natural Resources, LLC. In connection with the Internal Restructuring and this offering, we will amend the credit facility to add Alpha NR Holding, Inc. and Alpha NR Ventures, Inc. as guarantors and these entities will grant a lien in favor of the lenders on their material assets, including a pledge of their membership interests in ANR Holdings, LLC.

Certain Covenants and Events of Default

      Our credit facility contains a number of covenants that restrict, among other things and subject to certain exceptions, our ability to:

•	incur debt;

•	grant liens;

•	enter into agreements with negative pledge clauses;

•	provide guarantees in respect of obligations of any other person;

•	pay dividends and make other distributions;

•	make loans;

•	investments, advances and acquisitions;

•	sell our assets;

•	make redemptions and repurchases of capital stock;

•	make capital expenditures;

•	prepay, redeem or repurchase debt;

•	liquidate or dissolve;

•	engage in mergers or consolidations;

•	engage in affiliate transactions;

•	change our business;

•	change our fiscal year;

•	amend certain debt and other material agreements;

•	issue and sell capital stock of subsidiaries;

•	engage in sale and leaseback transactions; and

•	declare distributions from subsidiaries.

      The credit facility also includes customary affirmative covenants and events of default. In addition, the credit facility requires us to maintain the following financial covenants:

•	we must maintain a leverage ratio, defined as the ratio of total debt to EBITDA (as defined in the credit agreement);

•	we must maintain an interest coverage ratio, defined as the ratio of EBITDA (as defined in the credit agreement), to cash interest expense (defined as the sum of cash interest expense plus cash letter of credit fees and commissions); and

•	a limitation on our capital expenditures.

10% Senior Notes due 2012

General

      In May 2004, Alpha Natural Resources, LLC and its wholly owned subsidiary Alpha Natural Resources Capital Corp. (the “Issuers”) issued $175.0 million aggregate principal amount of 10% senior notes due June 1, 2012. The Issuers issued the senior notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act. Interest on the senior notes accrues at the rate of 10% per annum and is payable semi-annually on June 1 and December 1.

Ranking

      The senior notes are the Issuers’ senior unsecured obligations and rank equally in right of payment to all of the Issuers’ existing and future senior unsecured indebtedness; rank senior in right of payment to any future senior subordinated indebtedness and subordinated indebtedness of the Issuers; and are effectively subordinated in right of payment to the Issuers’ secured indebtedness (including obligations under our credit facility) to the extent of the value of the assets securing the indebtedness, and all obligations of each of the Issuers’ future subsidiaries that are not guarantors.

Guarantees

      The Issuers’ obligations under the senior notes are jointly and severally guaranteed on a senior unsecured basis by all of Alpha Natural Resources, LLC’s existing and future domestic restricted subsidiaries. In addition, we anticipate that Alpha NR Holding, Inc. and Alpha NR Ventures, Inc. will become guarantors under the senior notes following this offering.

Optional Redemption

      The Issuers may redeem any of the senior notes at any time on or after June 1, 2008, in whole or in part, in cash at the redemption prices described in the indenture governing the senior notes, plus accrued and unpaid interest to the date of redemption. In addition, on or before June 1, 2007, the Issuers may redeem up to 35% of the aggregate principal amount of senior notes at a redemption price equal to 110% of the principal amount of senior notes with the net proceeds of certain underwritten equity offerings. The Issuers may make that redemption only if it occurs within 180 days of the consummation of the underwritten equity offering and if, after the redemption, at least 65% of the aggregate principal amount of senior notes remains outstanding. The Issuers’ may redeem any of the senior notes at any time before June 1, 2008 in cash at 100% of the principal amount plus accrued and unpaid interest to the date of redemption and a make-whole premium.

Change of Control

      Upon a change of control, the Issuers may be required to make an offer to purchase each holder’s senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants

      The indenture governing the senior notes contains covenants that, among other things, limit the ability of the Issuers and their restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the capital stock of the Issuers or their restricted subsidiaries;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	create or permit to exist any limit on the ability of the Issuers’ restricted subsidiaries to pay dividends or make other payments to the Issuers or their restricted subsidiaries, other than pursuant to the credit facility and the senior notes indenture;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

      These limitations are subject to a number of important qualifications and exceptions as described in the indenture governing the senior notes.

Events of Default

      The indenture governing the senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the senior notes to become or to be declared due and payable. As of September 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the senior notes.

Surety Bonds

      Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of the reclamation bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

      We have a committed bonding facility with Travelers Casualty and Surety Company of America, pursuant to which Travelers has agreed, subject to certain conditions, to issue certain surety bonds on behalf of us and our subsidiaries in a maximum amount of $125.0 million. The bonding facility is supported by letters of credit in an amount up to 50% of the aggregate bond liability. As of September 30, 2004, we had outstanding surety bonds with Travelers totaling $89.0 million for post-mining reclamation and $7.8 million for miscellaneous purposes, with no self-bonding obligations.

DESCRIPTION OF CAPITAL STOCK

      The following is a description of the material terms of our restated certificate of incorporation and amended and restated bylaws as each will be in effect as of the closing of this offering. We refer you to our restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

      Our authorized capital stock consists of (1) 100,000,000 shares of common stock, par value $0.01 per share, of which 28,287,580 shares will be issued and outstanding immediately prior to the effectiveness of the registration statement of which this prospectus is a part and prior to the consummation of this offering, and (2) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding. Immediately following the completion of this offering, including the exercise of the underwriters’ over-allotment option, if any, and the distribution by us to our existing stockholders of that number of shares, if any, that the underwriters have the option to purchase pursuant to their over-allotment option but elect not to purchase, there are expected to be 62,212,580 shares of common stock, and no shares of preferred stock, outstanding.

Common Stock

      Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

      Dividend Rights. Subject to applicable law and rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock from time to time and in amounts as our board of directors may determine. Our credit facility and the indenture governing our senior notes impose restrictions on our ability to declare dividends with respect to our common stock.

      Liquidation Rights. Upon any dissolution, liquidation or winding up, subject to any rights of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the distribution of assets, our remaining assets and funds will be distributed ratably to the holders of common stock.

      Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

      Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

      Certain provisions of our restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies

      Our amended and restated bylaws provide that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that except as otherwise provided in the stockholders agreement, any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

      The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

      Our amended and restated bylaws provide that special meetings of our stockholders may be called only by the chairman of our board, our President or by resolution of our board of directors and shall be called by our President or Secretary upon the written request of at least 10% in interest of the stockholders entitled to vote at the meeting.

Stockholder Action by Written Consent

      Our amended and restated bylaws permit stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which the company first mailed its proxy materials for the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Amendments to Our Amended and Restated Bylaws

      Our restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware.

Limitations on Liability and Indemnification of Officers and Directors

      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

Corporate Opportunities

      Our restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us, on the one hand, and the First Reserve Stockholders, the AMCI Parties, and their affiliates, on the other hand. Specifically:

•	None of the First Reserve Stockholders, the AMCI Parties, or the funds or other entities controlled by, or under common control with, them (each a “Control Stockholder,” and collectively, the “Control Stockholders”) or any director, officer, member, partner, stockholder or employee of a Control Stockholder (each a “Specified Party”) will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do.

•	Except as noted below, we renounce any interest or expectancy that we may have in any potential transaction which may be a corporate opportunity for any Control Stockholder or Specified Party,

as applicable, on the one hand, and us, on the other hand, and therefore, none of the Control Stockholders or Specified Parties will have any duty to communicate or offer any such corporate opportunity to us, and will be entitled to pursue or acquire such opportunity for itself, and we will have no right in or to any such opportunity. Notwithstanding the prior sentence, we are not renouncing any interest or expectancy in any such corporate opportunity that is offered to any Control Stockholder or Specified Party that is also one of our directors, officers, or employees, if (i) such opportunity is expressly offered to such Control Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee; (ii) we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, and (iii) we have sufficient financial resources and are in a line of business to undertake the opportunity.

Delaware Anti-Takeover Statute

      We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.

Transfer Agent and Registrar

      EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

      We have applied to list our common stock on the New York Stock Exchange under the symbol “ANR.”

Authorized but Unissued Capital Stock

      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon the closing of this offering, we will have outstanding an aggregate of approximately 62.2 million shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned “restricted securities” for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately million shares assuming no exercise by the underwriters of their option to purchase additional shares; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

      We, our stockholders existing prior to this offering and our directors and executive officers have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period, subject to certain exceptions, from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. have advised us that they do not have any intention of shortening or releasing us or any individual subject to a lock-up agreement from this 180-day restriction. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. have further advised us that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and grant waivers after evaluating the unique facts and circumstances of each request for such a waiver.

      The restrictions described in the previous paragraph do not apply to:

•	the issuance of shares of common stock in connection with the Internal Restructuring;

•	the sale of shares of common stock to the underwriters pursuant to this offering;

•	the issuance by us of shares of common stock pursuant to the exercise of an option, warrant or similar security;

•	the grant of options or stock under our benefit plans;

•	transactions by any person other than us relating to shares of our common stock acquired in open market transactions after completion of this offering;

•	transfers of shares of common stock as a bona fide gift or as a result of testate, intestate succession or bona fide estate planning; transfers of shares to a trust, partnership, limited liability company or other entity, all of the beneficial ownership interests of which are held by the transferor; or distributions of shares to limited partners or stockholders of the transferor, in each case provided that the transferee or distributee agrees to be bound by the restrictions described in the previous paragraph;

•	the issuance of common stock in connection with the acquisition of, or joint venture with, another company; or

•	the entry into trading plans by certain of our executive officers in accordance with Rule 10b5-1 under the Securities Act of 1934.

      Certain of our executive officers have advised us that they intend to sell shares of our common stock over a period of time, subject to the foregoing restrictions. We anticipate that these sales will be effected under trading plans in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Registration Rights

      In connection with the Internal Restructuring, current members of ANR Holdings will become stockholders of Alpha Natural Resources, Inc. and will enter into a stockholder agreement with Alpha Natural Resources, Inc. The stockholder agreement will provide that both the First Reserve Stockholders and the AMCI Parties will each have the right in certain circumstances after we have registered a class of our equity securities to require us to register their shares of common stock in connection with a public offering and sale, which right will terminate with respect to either stockholder group when that group holds less than 10% of the registrable shares (as defined in the stockholder agreement). In addition, in connection with other registered offerings by us, existing holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to such shares.

Stock Options

      In accordance with the terms of the Alpha Coal Management Long-Term Incentive Plan and our Internal Restructuring Agreement, the options held by our executive officers and key employees in Alpha Coal Management will be automatically converted in connection with the Internal Restructuring into options to purchase our common stock having substantially the same vesting, expiration and other terms, and we will assume the obligations of Alpha Coal Management under the Alpha Coal Management Long-Term Incentive Plan. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, there will be outstanding under the Alpha Coal Management Long-Term Incentive Plan options to purchase an aggregate of 596,985 shares of our common stock (the maximum number of shares currently available for awards under the plan) at an exercise price of $12.73 per share. These options will vest over a period of five years and expire on November 10, 2014.

      We may also grant options to purchase shares of our common stock under our Long Term Incentive Plan. The total numbers of shares of our common stock initially available for issuance or delivery under our Long-Term Incentive Plan will be 3,338,841 shares. Upon consummation of this offering, we will grant options to certain of our executive officers, directors and key employees under our Long Term Incentive Plan to purchase an aggregate of approximately 692,905 shares of our common stock at an exercise price equal to the price per share at which shares are sold to the public in this offering.

      As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and otherwise reserved for issuance under the Alpha Coal Management Long-term Incentive Plan and the Long Term Incentive Plan, and we may also file one or more registration statements on Form S-8 to register the resale of some or all of the shares of our common stock issued to members of our management as part of the Internal Restructuring. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

      The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax). A change in law may alter significantly the tax considerations that we describe in this summary.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

      If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

      In the event that we pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

      If a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock was not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      Alpha Natural Resources, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
ABN AMRO Rothschild LLC
Natexis Bleichroeder Inc.

Total	29,500,000

      The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,425,000 shares of common stock from Alpha Natural Resources, Inc. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by Alpha Natural Resources, Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 4,425,000 additional shares of common stock from us.

Paid by Alpha Natural Resources, Inc.	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares of common stock purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      Alpha Natural Resources, Inc. and its directors, executive officers and stockholders existing prior to this offering have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market price, will be Alpha Natural Resources, Inc.’s historical performance, the business prospects of Alpha Natural Resources, Inc., an assessment of Alpha Natural Resources, Inc.’s management and the consideration of the above factors in relation to market valuation of companies in related businesses, and the price-earnings ratios, market prices of securities and other quantitative and qualitative data relating to such businesses.

      We have applied to list our common stock on the New York Stock Exchange under the symbol “ANR.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 2,000 beneficial holders.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from Alpha Natural Resources, Inc. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Alpha Natural Resources, Inc.’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Alpha Natural Resources, Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered.

      Alpha Natural Resources, Inc. estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.0 million.

      Alpha Natural Resources, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of these liabilities.

      At our request, the underwriters have reserved up to 5% of shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Alpha Natural Resources, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

      The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC were initial purchasers in connection with the offering of our subsidiaries’, Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp, 10% senior notes due 2012. UBS Securities LLC and Citigroup Global Markets Inc. were also joint-lead arrangers of Alpha Natural Resources, LLC’s credit facility. In addition, UBS Securities LLC and Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., are lenders under the credit facility and act as the documentation agent and the administrative agent, respectively, under the credit facility. Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC, affiliates of Morgan Stanley & Co. Incorporated and UBS Securities LLC, respectively are also lenders under the credit facility. An affiliate of Morgan Stanley & Co. Incorporated holds less than a one percent interest in First Reserve Fund IX, L.P., one of the First Reserve Stockholders.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

VALIDITY OF THE SHARES

      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Bartlit Beck Herman Palenchar & Scott LLP, Denver, Colorado. Certain matters of New York law will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

EXPERTS—INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the “Company” or “Successor”) as of September 30, 2004, and December 31, 2003 and 2002, and for the nine months ended September 30, 2004, the year ended December 31, 2003 and the period from December 14, 2002 to December 31, 2002 (the “Successor Periods”), and the combined financial statements for the period from January 1, 2002 to December 13, 2002 and the year ended December 31, 2001 (“Predecessor Periods”), have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements contains an explanatory paragraph that states that effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

      The consolidated financial statements of Coastal Coal Company, LLC and subsidiary as of December 31, 2002, and for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to the adoption by Coastal Coal Company, LLC and subsidiary of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

      The combined financial statements of the North American Division of American Metals and Coal International, Inc. and Affiliates as of December 31, 2002, and for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements refers to the adoption by the North American Division of American Metals and Coal International, Inc. and Affiliates of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

      The combined financial statements of The Combined Pennsylvania Entities of Mears Enterprises, Inc. as of December 31, 2002 and 2001, and for the period from January 1, 2003 to November 17, 2003 and the years ended December 31, 2002 and 2001, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements refers to the adoption by The Combined Pennsylvania Entities of Mears Enterprises, Inc. of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

EXPERTS—COAL RESERVES

      The information appearing in this prospectus concerning estimates of our proven and probable coal reserves was prepared by Marshall Miller & Associates, Inc. and has been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets, September 30, 2004 and December 31, 2003 and 2002	F-3

Combined Statements of Operations, nine months ended September 30, 2004 and 2003 (unaudited), year ended December 31, 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 and year ended December 31, 2001 (Predecessor Periods)
F-4

Combined Statements of Stockholder’s Equity and Partners’ Capital, nine months ended September 30, 2004 and year ended December 31, 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 and year ended December 31, 2001 (Predecessor Periods)
F-5

Combined Statements of Cash Flows, nine months ended September 30, 2004 and 2003 (unaudited), year ended December 31, 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 and year ended December 31, 2001 (Predecessor Periods)
F-6
Notes to Combined Financial Statements	F-8
Coastal Coal Company, LLC and Subsidiary
Independent Auditors’ Report	F-48
Consolidated Balance Sheet, December 31, 2002	F-49
Consolidated Statements of Operations, period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-50
Consolidated Statements of Changes in Members’ Equity and Comprehensive Income (Loss), period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-51
Consolidated Statements of Cash Flows, period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-52
Notes to Consolidated Financial Statements	F-53
North American Division of American Metals and Coal International, Inc. and Affiliates
Independent Auditors’ Report	F-64
Combined Balance Sheet, December 31, 2002	F-65
Combined Statements of Operations, period from January 1, 2003 to March 11, 2003 and year ended December 31, 2002	F-66
Combined Statements of Stockholders’ Equity and Partners’ Capital, period from January 1, 2003 to March 11, 2003 and year ended December 31, 2002	F-67
Combined Statements of Cash Flows, period from January 1, 2003 to March 11, 2003 and year ended December 31, 2002	F-68
Notes to Combined Financial Statements	F-69
The Combined Pennsylvania Entities of Mears Enterprises, Inc.
Independent Auditors’ Report	F-84
Combined Balance Sheets, December 31, 2002 and 2001	F-85
Combined Statements of Income, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-86
Combined Statements of Stockholders’ Equity and Partners’ Capital, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-87
Combined Statements of Cash Flows, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-88
Notes to Combined Financial Statements	F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ANR Holdings, LLC:

      We have audited the accompanying combined balance sheets of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the Company or Successor) as of September 30, 2004, and December 31, 2003 and 2002, and the related combined statements of operations, stockholder’s equity and partners’ capital, and cash flows for the nine months ended September 30, 2004, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002 (Successor Periods), and the combined statements of operations, shareholder’s equity, and cash flows for the period from January 1, 2002 to December 13, 2002, and the year ended December 31, 2001 (Predecessor Periods). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the aforementioned Successor combined financial statements present fairly, in all material respects, the financial position of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries as of September 30, 2004, and December 31, 2003 and 2002, and the results of their operations and their cash flows for the Successor Periods, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor combined financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor Periods, in conformity with U.S. generally accepted accounting principles.

      As discussed in note 1 to the combined financial statements, effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

KPMG LLP

Roanoke, Virginia

November 19, 2004

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS
(In thousands, except share and per share data)

		December 31,
	September 30,
	2004	2003	2002

Assets
Current assets:
Cash and cash equivalents	$15,811	$11,246	$8,444
Trade accounts receivable, net	97,475	70,205	7,467
Notes and other receivables	9,765	4,742	—
Inventories	52,684	33,113	16,558
Due from affiliate	323	3,770	—
Deferred income taxes	1,046	489	—
Prepaid expenses and other current assets	9,778	19,256	428

Total current assets	186,882	142,821	32,897
Property, plant, and equipment, net	217,055	198,147	69,898
Goodwill	18,641	17,121	—
Other intangibles, net	1,551	2,896	3,966
Deferred income taxes	—	—	334
Other assets	33,694	18,351	1,347

Total assets	$457,823	$379,336	$108,442

Liabilities and Stockholder’s Equity and Partners’ Capital
Current liabilities:
Current portion of long-term debt	$1,723	$13,329	$11,243
Note payable	2,638	14,425	—
Notes payable to affiliate	—	—	23,953
Bank overdraft	6,250	5,854	—
Trade accounts payable	60,803	41,357	3,223
Accrued expenses and other current liabilities	64,617	35,142	6,701

Total current liabilities	136,031	110,107	45,120
Long-term debt, net of current portion	181,256	57,210	14,500
Workers’ compensation benefits	3,934	1,660	—
Postretirement medical benefits	13,490	10,662	5,951
Asset retirement obligation	33,933	32,607	13,945
Deferred gains on sales of property interests	6,536	6,934	—
Deferred income taxes	3,828	823	—
Other liabilities	5,009	6,486	5,542

Total liabilities	384,017	226,489	85,058

Minority interest	28,921	66,480	—

Stockholder’s Equity and Partners’ Capital:

Alpha NR Holding, Inc.:
Preferred stock— par value $0.01, 1,000 shares authorized, none issued	—	—	—
Common stock— par value $0.01, 1,000 shares authorized, 100 shares issued and outstanding	—	—	—
Additional paid-in capital	22,153	75,710	21,384
Retained earnings (accumulated deficit)	17,751	1,442	(529)

Total Alpha NR Holding, Inc. stockholder’s equity	39,904	77,152	20,855
ANR Fund IX Holdings, L.P.:
Partners’ capital	4,981	9,215	2,529

Total stockholder’s equity and partners’ capital	44,885	86,367	23,384

Total liabilities and stockholder’s equity and partners’ capital	$457,823	$379,336	$108,442

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Company				Predecessor

				Period from	Period from
	Nine Months Ended			December 14,	January 1,
	September 30,		Year Ended	2002 to	2002 to	Year Ended
			December 31,	December 31,	December 13,	December 31,
	2004	2003	2003	2002	2002	2001

		(unaudited)
Revenues:
Coal revenues	$808,655	$504,660	$701,262	$6,260	$154,715	$227,237
Freight and handling revenues	106,291	49,803	73,800	1,009	17,001	25,808
Other revenues	22,117	11,244	17,504	101	6,031	8,472

Total revenues	937,063	565,707	792,566	7,370	177,747	261,517

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	677,100	450,731	632,979	6,268	158,924	219,545
Freight and handling costs	106,291	49,803	73,800	1,009	17,001	25,808
Cost of other revenues	16,943	11,532	16,750	120	7,973	8,156
Depreciation, depletion and amortization	39,352	25,806	36,054	274	6,814	7,866
Asset impairment charge	5,100	—	—	—	—	—
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	35,786	16,697	21,949	471	8,797	9,370
Costs to exit business	—	—	—	—	25,274	3,500

Total costs and expenses	880,572	554,569	781,532	8,142	224,783	274,245

Refund of federal black lung excise tax	—	—	—	—	2,049	16,213
Gain on sale of fixed assets, net	342	—	—	—	—	—
Other operating income, net	—	—	—	—	1,430	94

Income (loss) from operations	56,833	11,138	11,034	(772)	(43,557)	3,579

Other income (expense):
Interest expense	(14,497)	(5,964)	(7,848)	(203)	(35)	—
Interest income	331	91	103	6	2,072	1,993
Miscellaneous income	527	451	575	—	—	1,250

Total other income (expense), net	(13,639)	(5,422)	(7,170)	(197)	2,037	3,243

Income (loss) before income taxes and minority interest	43,194	5,716	3,864	(969)	(41,520)	6,822
Income tax expense (benefit)	4,732	988	668	(334)	(17,198)	(1,497)

Income (loss) before minority interest	38,462	4,728	3,196	(635)	(24,322)	8,319
Minority interest	19,562	1,750	934	—	—	—

Net income (loss)	$18,900	$2,978	$2,262	$(635)	$(24,322)	$8,319

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF STOCKHOLDER’S EQUITY AND PARTNERS’ CAPITAL

(In thousands)

		Retained		Net	Deferred
		Earnings		Receivables	Taxes
	Capital	(Accumulated	Company	from	Receivable
Predecessor	Contributions	Deficit)	Equity	Affiliates	from Parent	Total

Balances, December 31, 2000	$—	$—	$51,034	$(124,525)	$(68,576)	$(142,067)
Net income	—	—	8,319	—	—	8,319
Capital contribution	—	—	151,956	(151,956)	—	—
Affiliate transactions, net	—	—	—	(2,893)	41	(2,852)
Other	—	—	4	—	3	7

Balances, December 31, 2001	—	—	211,313	(279,374)	(68,532)	(136,593)
Net loss	—	—	(24,322)	—	—	(24,322)
Capital contribution	—	—	329,964	(329,964)	—	—
Affiliate transactions, net	—	—	—	35,937	—	35,937
Deferred taxes receivable from parent	—	—	—	—	(8,023)	(8,023)
Other	—	—	—	—	4	4

Balances, December 13, 2002	$—	$—	$516,955	$(573,401)	$(76,551)	$(132,997)

						Total
			Retained	Total Alpha		Stockholder’s
		Additional	Earnings	NR Holding, Inc.		Equity and
	Common	Paid-In	(Accumulated	Stockholder’s	Partners’	Partners’
Company	Stock	Capital	Deficit)	Equity	Capital	Capital

Balances, December 14, 2002	$—	$—	$—	$—	$—	$—
Net loss	—	—	(529)	(529)	(106)	(635)
Contributed capital	—	—	—	—	2,635	2,635
Issuance of common stock	—	21,384	—	21,384	—	21,384

Balances, December 31, 2002	—	21,384	(529)	20,855	2,529	23,384
Net income	—	—	1,971	1,971	291	2,262
Contributed capital	—	15,153	—	15,153	1,868	17,021
Notes payable to affiliate contributed to capital	—	39,173	—	39,173	4,827	44,000
Noncash distribution of Virginia Tax Credit	—	—	—	—	(300)	(300)

Balances, December 31, 2003	—	75,710	1,442	77,152	9,215	86,367
Net income	—	—	16,309	16,309	2,591	18,900
Noncash distribution of Virginia Tax Credit	—	—	—	—	(225)	(225)
Distributions	—	(53,557)	—	(53,557)	(6,600)	(60,157)

Balances, September 30, 2004	$—	$22,153	$17,751	$39,904	$4,981	$44,885

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Company				Predecessor

				Period from	Period from
	Nine Months Ended			December 14,	January 1,
	September 30,		Year Ended	2002 to	2002 to	Year Ended
			December 31,	December 31,	December 13,	December 31,
	2004	2003	2003	2002	2002	2001

		(unaudited)
Operating activities:
Net income (loss)	$18,900	$2,978	$2,262	$(635)	$(24,322)	$8,319
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	39,352	25,806	36,054	274	6,814	7,866
Amortization and write-off of debt issuance costs	4,039	892	1,276	59	—	—
Minority interest	19,562	1,750	934	—	—	—
Accretion of asset retirement obligation	2,902	1,563	2,699	57	—	—
Virginia tax credit	(1,930)	(1,414)	(1,879)	—	—	—
Bad debt provision	298	45	68	5	1,296	—
Net pension credit	—	—	—	—	(928)	(2,640)
Loss on settlement of asset retirement obligation	636	—	—	—	—	—
Asset impairment charge	5,100	—	—	—	—	—
Write-off of advance royalties	1,099	—	—	—	—	—
Amortization of deferred gains on sales of property interests	(690)	(412)	(618)	—	—	—
Gain on sale of fixed assets, net	(342)	—	—	—	—	—
Deferred income taxes	2,448	988	668	(334)	(8,023)	41
Other, net	—	—	—	—	11	(795)
Changes in operating assets and liabilities:
Trade accounts receivable	(27,568)	(32,102)	(21,056)	(7,472)	5,244	(1,561)
Notes and other receivables	(183)	(959)	(2,358)	—	—	—
Inventories	(19,841)	5,736	13,014	549	—	—
Prepaid expenses and other current assets	9,478	(5,478)	793	(138)	(5,418)	(3,405)
Other assets	(1,497)	(1,455)	(5,485)	—	(1,850)	(2,328)
Trade accounts payable	18,534	23,077	12,234	4,057	(3,925)	1,257
Accrued expenses and other current liabilities	26,341	20,348	16,392	4,706	(15,115)	(473)
Workers’ compensation benefits	2,274	1,681	1,660	—	1,879	(1,140)
Postretirement medical benefits	2,828	727	1,236	36	6,710	845
Asset retirement obligation expenditures	(2,495)	(1,308)	(2,252)	(1)	(1,270)	1,466
Other liabilities	2	(4,314)	(1,538)	(1,458)	25,081	3,203

Net cash provided by (used in) operating activities	99,247	38,149	54,104	(295)	(13,816)	10,655

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS— (Continued)

(In thousands)

	Company				Predecessor

				Period from	Period from
	Nine Months Ended			December 14,	January 1,
	September 30,		Year Ended	2002 to	2002 to	Year Ended
			December 31,	December 31,	December 13,	December 31,
	2004	2003	2003	2002	2002	2001

		(unaudited)
Investing activities:
Capital expenditures	$(52,984)	$(27,130)	$(27,719)	$(960)	$(21,866)	$(10,218)
Proceeds from disposition of property, plant, and equipment	595	65,174	65,174	—	76	403
Purchase of net assets of acquired companies	(2,891)	(95,780)	(133,757)	(37,202)	—	—
Purchase of equity investment	(3,250)	—	—	—	—	—
Issuance of note receivable to coal supplier, net of collections of $675	(9,325)	—	—	—	—	—
Deferred acquisition costs	—	—	—	(731)	—	—
Decrease (increase) in due from affiliate	620	(3,397)	(3,770)	—	—	—
Other, net	—	—	—	—	(264)	612

Net cash used in investing activities	(67,235)	(61,133)	(100,072)	(38,893)	(22,054)	(9,203)

Financing activities:
Net repayments of notes payable	(11,787)	(13,878)	(15,600)	—	—	(1,920)
Proceeds from issuance of long-term debt	175,000	38,518	58,518	—	—	—
Repayments on long-term debt	(64,920)	(28,956)	(30,054)	—	—	—
Increase in bank overdraft	396	5,807	5,854	—	—	—
Debt issuance costs	(10,563)	(3,563)	(4,454)	(340)	—	—
Deferred offering costs	—	(670)	(727)	—	—	—
Advances from affiliates	—	20,047	20,047	23,953	35,783	—
Capital contributions	—	3,118	3,118	2,635	—	—
Issuance of common stock	—	15,153	15,153	21,384	—	—
Distributions to owners	(60,157)	—	—	—	—	—
Distributions to minority interest	(55,416)	(2,007)	(3,085)	—
Other	—	—	—	—	—	458

Net cash provided by (used in) financing activities	(27,447)	33,569	48,770	47,632	35,783	(1,462)

Net increase (decrease) in cash and cash equivalents	4,565	10,585	2,802	8,444	(87)	(10)
Cash and cash equivalents at beginning of period	11,246	8,444	8,444	—	175	185

Cash and cash equivalents at end of period	$15,811	$19,029	$11,246	$8,444	$88	$175

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS— (Continued)

(In thousands)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS
Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(1)	Business and Basis of Presentation

Organization and Business

      ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc., formerly named Alpha Natural Resources, Inc., (together, the FR Affiliates) are entities under the common control of First Reserve GP IX, Inc. and were formed in 2002 to acquire coal mining assets in the Appalachian region of the United States. In December 2002, ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. formed ANR Holdings, LLC (ANR Holdings) and acquired membership interests of approximately 11% and 89%, respectively. ANR Holdings is the parent of Alpha Natural Resources, LLC (Alpha) and the latter entity and its subsidiaries acquired our Predecessor, the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), on December 13, 2002 (described in note 20).

      The acquisition of Coastal Coal Company (described in note 20) was completed on January 31, 2003 by subsidiaries of ANR Holdings. The acquisition of U.S. AMCI (described in note 20) was completed on March 11, 2003. Concurrent with the acquisition of U.S. AMCI, ANR Holdings issued additional membership interests in the aggregate amount of 45.3% to the former owners of U.S. AMCI, Madison Capital Funding, LLC and members of management in exchange for the net assets of U.S. AMCI and cash. After completion of this transaction, the FR Affiliates owned 54.7% of ANR Holdings.

      The acquisition of Mears Enterprises, Inc. and affiliated entities (described in note 20) was completed on November 17, 2003.

      The financial statements for the period from December 14, 2002 to December 31, 2002, the year ended December 31, 2003 and the nine month periods ended September 30, 2004 and 2003 are presented on a combined basis. The entities included in the combined financial statements, except our Predecessor, are collectively referred to as “the Company”.

      The Company and its operating subsidiaries are engaged in the business of extracting, processing and marketing coal from deep and surface mines, principally located in the Eastern and Southeastern regions of the United States, for sale to utility and steel companies in the United States and in international markets.

Operating Subsidiaries of Alpha Natural Resources, LLC:

      Companies with coal reserves and/or production facilities:

•	Paramont Coal Company Virginia, LLC

•	Dickenson-Russell Coal Company, LLC

•	Alpha Terminal Company, LLC

•	Alpha Land and Reserves, LLC

•	AMFIRE, LLC and Subsidiaries

•	McDowell Wyoming Coal Company, LLC and Subsidiaries

      Companies providing administrative, sales and other services:

•	Alpha Coal Sales Co., LLC

•	Alpha Natural Resources Capital Corp.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

•	Alpha Natural Resources Services, LLC

•	Maxxim Rebuild Co., LLC

•	Maxxim Shared Services, LLC

•	Alpha Energy Global Marketing, LLC

      Holding companies:

•	Maxxim Carbon Resources, LLC

•	Esperanza Coal Co., LLC

Principles of Combination

      The accompanying combined financial statements include the accounts of the Company described above. All significant intercompany accounts and transactions have been eliminated.

Predecessor

      Prior to December 13, 2002, the Company had no operations. On December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company (the Combined Virginia Entity or Predecessor) through a number of asset acquisitions by the Company’s subsidiaries. The Combined Virginia Entity is considered the Predecessor to the Company. As such, the historical financial statements of the Combined Virginia Entity are included in the accompanying combined financial statements, including the combined statements of operations, cash flows, and shareholders’ equity, for the period from January 1, 2002 to December 13, 2002 and for the year ended December 31, 2001 (the “Predecessor combined financial statements”). The Predecessor combined financial statements are not necessarily indicative of the future financial position or results of operations of the Company.

      The Predecessor’s combined financial statements have not been adjusted to give effect to the acquisition. For this reason, the combined financial statements of the Company after the acquisition are not comparable to the Predecessor’s combined financial statements prior to the acquisition.

The Company

      The accompanying combined balance sheets as of September 30, 2004 and December 31, 2003 and 2002, and the combined statements of operations, cash flows, and stockholder’s equity and partners’ capital for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from December 14, 2002 to December 31, 2002, reflect the combined financial position, results of operations and cash flows of the Company from the date of acquisition of the Predecessor. See also note 20.

Unaudited Interim Financial Information

      The accompanying unaudited interim financial statements for the nine months ended September 30, 2003 have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. The combined statements of operations and cash flows for the nine months ended September 30, 2003 are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the operating results and cash flows for the period presented. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(2)	Summary of Significant Accounting Policies and Practices

(a)	Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and highly liquid, short-term investments. Cash and cash equivalents are stated at cost, which approximates fair market value. For purposes of the combined statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(b)	Trade Accounts Receivable and Allowance for Doubtful Accounts

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

      The changes in the allowance for doubtful accounts were as follows:

Bad debt provision	$5

Balance as of December 31, 2002	5
Bad debt provision	68

Balance as of December 31, 2003	73
Bad debt provision	298
Bad debt write-offs	(114)

Balance as of September 30, 2004	$257

(c)	Inventories

      Coal inventories are stated at the lower of cost or market. The cost of coal inventories is determined based on average cost of production, which includes all costs incurred to extract, transport and process the coal. Coal is classified as inventory at the point in time the coal is extracted from the mine and weighed at a loading facility.

      Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items.

(d)	Property, Plant, and Equipment

      Costs for mineral properties, mineral rights, and mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons. Mine development costs include costs incurred for site preparation and development of the mines during the development stage. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from 2 to 20 years. Leasehold improvements are amortized, using the straight-line method, over their estimated useful lives or the term of the lease, whichever is shorter. Major

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred.

(e)	Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets, such as property, plant, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(f)	Goodwill and Other Intangible Assets

      Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company performs its impairment test in August of each year. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. The impairment review in August 2004 supported the carrying value of goodwill.

(g)	Health Insurance Programs

      The Company is principally self-insured for costs of health and medical claims. The Company utilizes commercial insurance to cover specific claims in excess of $250.

(h)	Income Taxes

      The Company and the Predecessor account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which those items are expected to reverse.

(i)	Asset Retirement Obligation

      Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company records these reclamation obligations under the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded, the offset is capitalized by increasing the carrying

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. The Company annually reviews its estimated future cash flows for its asset retirement obligation.

      In connection with the business acquisitions described in note 20, the Company recorded the fair value of the reclamation liabilities assumed as part of the acquisitions in accordance with SFAS No. 143.

      The Predecessor charged expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations against earnings as incurred. Estimated site restoration and post-closure reclamation costs were charged against earnings using the units-of-production method over the expected economic life of each mine. Accrued reclamation costs were subject to review by our Predecessor’s management on a regular basis and were revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(j)	Royalties

      Lease rights to coal lands are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. In instances where advance payments are not expected to be offset against future production royalties, no asset is recognized and the scheduled future minimum payments are expensed and recognized as liabilities.

(k)	Revenue Recognition

      The Company recognizes revenue on coal sales when title passes to the customer in accordance with the terms of the sales agreement. Revenue from domestic coal sales is recorded at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenue from international coal sales is recorded at the time coal is loaded onto the shipping vessel, when the customer takes ownership and assumes risk of loss. In the event that new contracts are negotiated with a customer and shipments commence before the old contract is complete, the Company recognizes as revenue the lower of the cumulative amount billed or an amount based on the weighted average price of the new and old contracts applied to the tons sold.

      Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.

      Other revenues generally consist of equipment and parts sales, equipment rebuild and maintenance services, coal handling and processing, trucking services for unrelated parties, royalties, commissions on coal trades, and rental income. These revenues are recognized in the period earned or when the service is completed.

(l)	Deferred Financing Costs

      In connection with obtaining financing, the Company incurred deferred financing costs totaling $10,563, $3,563, $4,454, and $340 during the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002, respectively. These financing costs have been deferred and are included in other assets in the accompanying combined balance sheets. Also see note 12. These deferred financing costs are being amortized to interest expense

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

using the straight-line method over the life of the related indebtedness or credit facility. Amortization expense for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002 totaled $4,039, $892, $1,276, and $59, respectively. Due to the termination of a prior credit facility, amortization expense for the nine months ended September 30, 2004 includes a $2,819 write-off of deferred financing costs.

(m)	Virginia Coalfield Employment Enhancement Tax Credit

      For tax years 1996 through 2007, Virginia companies with an economic interest in coal earn tax credits based upon tons sold, seam thickness, and employment levels. The maximum credit earned equals $0.40 per ton for surface mined coal and $1.00 or $2.00 per ton for deep mined coal depending on seam thickness. Credits allowable are reduced from the maximum amounts if employment levels are not maintained from the previous year, and no credit is allowed for coal sold to Virginia utilities. Currently, the cash benefit of the credit is realized three years after being earned and either offsets taxes imposed by Virginia at 100% or is refundable by the state at 85% of the face value to the extent taxes are not owed. The Company records the present value of the portion of the credit that is refundable as a reduction of operating costs as it is earned. The Company records the portion of the credit that is allocated to Alpha NR Holding, Inc. as an other asset. The Company records the portion of the credit that is allocated to ANR Fund IX Holdings, L.P. and minority interest owners as noncash distributions.

(n)	Workers’ Compensation and Pneumoconiosis (Black Lung) Benefits

Workers’ Compensation

      The Company is self-insured for workers’ compensation claims at certain of its operations in West Virginia. Workers’ compensation at all other locations in West Virginia is insured through the West Virginia state insurance program. Workers’ compensation claims at locations in all other states where the Company operates are covered by a third party insurance provider.

      The liabilities for workers’ compensation claims that are self-insured are estimates of the ultimate losses incurred based on the Company’s experience, and include a provision for incurred but not reported losses. Adjustments to the probable ultimate liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of these studies.

Black Lung Benefits

      The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. These claims are covered by a third party insurance provider in all locations where the Company operates with the exception of West Virginia. The Company is self-insured for state black lung related claims at certain locations in West Virginia.

      The liabilities for state black lung related claims in West Virginia that are self-insured are estimates of the ultimate losses incurred based on the Company’s experience, and include a provision for incurred but not reported losses. Estimates of the liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of these studies.

      The Company did not assume any responsibility for workers’ compensation or black lung claims incurred by any of its subsidiaries prior to their acquisition. Also see note 20.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(o)	Postretirement Benefits Other Than Pensions

      The Company accounts for health care and life insurance benefits provided for current and certain retired employees and their dependents by accruing the cost of such benefits over the service lives of employees. Unrecognized actuarial gains and losses are amortized over the estimated average remaining service period for active employees and over the estimated average remaining life for retirees.

(p)	Equity Investments

      The accompanying combined financial statements include the accounts of the Company and its majority owned subsidiaries. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Under the equity method of accounting, the Company’s proportionate share of the investment company’s income is included in the Company’s net income or loss with a corresponding increase or decrease in the carrying value of the investment.

(q)	Use of Estimates

      The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; inventories; mineral reserves; asset retirement obligations; employee benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion, and amortization; workers’ compensation claims; postretirement benefits other than pensions; income taxes; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.

(3)	Notes and Other Receivables

      Notes and other receivables consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Notes receivable	$5,283	$577	$—
Other receivables	4,482	4,165	—

Total notes and other receivable	$9,765	$4,742	$—

      As part of a coal purchase agreement, the Company loaned an unrelated coal supplier $10,000 on June 10, 2004 at a variable interest rate to be repaid in installments over a two-year period beginning in August 2004. The loan is secured by the assets of the company and personally guaranteed by the company’s owner. As of September 30, 2004, $4,840 of the outstanding amount is included in current notes and other receivables and $4,485 is included in other assets.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(4)	Inventories

      Inventories consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Raw coal	$3,388	$4,710	$3,690
Saleable coal	43,050	23,629	9,997
Materials and supplies	6,246	4,774	2,871

Total inventories	$52,684	$33,113	$16,558

(5)	Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Prepaid insurance	$3,032	$15,643	$—
Advance mining royalties	4,199	1,928	—
Other prepaid expenses	2,547	1,685	428

Total prepaid expenses and other current assets	$9,778	$19,256	$428

(6)	Property, Plant, and Equipment

      Property, plant, and equipment consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Land	$5,096	$4,544	$687
Mineral rights	84,791	89,519	40,973
Plant and mining equipment	178,167	123,203	27,991
Mine development	8,336	2,362	—
Office equipment and software	6,299	6,033	396
Construction in progress	1,962	2,694	—

	284,651	228,355	70,047
Less accumulated depreciation, depletion, and amortization	67,596	30,208	149

Property, plant, and equipment, net	$217,055	$198,147	$69,898

      As of September 30, 2004, the Company had commitments to purchase approximately $21,800 of new equipment, expected to be acquired at various dates through 2005.

      At September 30, 2004, the Company had a contractual commitment for improvements to a preparation plant in the remaining amount of $732.

      Depreciation expense was $36,208, $19,627, $28,438, and $104 and depletion expense was $1,749 and $1,744, $2,396, and $45 for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002, respectively.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(7)	Goodwill

      The changes in the carrying amount of goodwill were as follows:

Balance as of December 31, 2002	$—
Acquisition of U.S. AMCI	17,121

Balance as of December 31, 2003	17,121
2004 adjustments	1,520

Balance as of September 30, 2004	$18,641

      The carrying amount of goodwill was increased by $1,520 during the nine months ended September 30, 2004 due to the final settlement of the amount of working capital purchased in the U.S. AMCI acquisition. See note 20.

(8)	Other Intangibles

      Other intangible assets consisted of the following:

			December 31,
	Estimated	September 30,
	Remaining Life	2004	2003	2002

Sales contracts	3 years	$3,937	$3,937	$4,091
Noncompete agreements	2 years	250	200	—
Other	—	—	13	—

		4,187	4,150	4,091
Less accumulated amortization		2,636	1,254	125

Total other intangibles, net		$1,551	$2,896	$3,966

      As of September 30, 2004, aggregate annual future amortization expense associated with other intangible assets is as follows:

Three months ending December 31, 2004	$170
Year ending December 31:
2005	691
2006	450
2007	240

Total	$1,551

      Total amortization expense recognized on intangible assets was $1,395, $4,435, $5,234, and $125 for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002, respectively.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(9)	Other Assets

      Other assets consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Advance mining royalties	$8,884	$9,638	$335
Deferred loan costs, net	10,711	3,460	281
Note receivable	4,485	—	—
Investment in terminaling facility	1,005	1,005	—
Investment in Excelven Pty Ltd	3,250	—	—
Virginia tax credit receivable	4,265	2,434	—
Other	1,094	1,814	731

Total other assets, net	$33,694	$18,351	$1,347

(10)	Note Payable

      At September 30, 2004 and December 31, 2003, the Company has a note payable that financed certain insurance premiums with a remaining balance of $2,638 and $14,425, respectively. Interest and principal are due in monthly installments, with interest at the rate of 3.55%, with the final payment due November 13, 2004. The insurance policies financed include workers’ compensation, black lung, and property and liability coverages.

(11)	Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Wages and employee benefits	$21,622	$12,770	$1,566
Current portion of asset retirement obligation	6,691	7,820	1,162
Taxes other than income taxes	6,683	6,243	135
Income taxes payable	2,284	—	—
Freight	5,161	1,974	834
Contractor escrow	1,593	1,499	—
Deferred gains on sales of property interests	1,303	355	—
Deferred revenues	2,498	—	—
Current portion of self-insured workers’ compensation benefits	1,359	450	—
Workers’ compensation insurance premium payable	978	773	—
Interest payable	6,470	210	144
Additional consideration on acquisition	3,753	—	—
Other	4,222	3,048	2,860

Total accrued expenses and other current liabilities	$64,617	$35,142	$6,701

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(12)	Long-Term Debt

      Long-term debt consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

10% Senior notes due 2012	$175,000	$—	$—
Revolving credit facility	4,000	10,000	—
Variable rate term loan	—	45,000	—
Seller financing (El Paso CGP Company)	—	8,000	—
8.75% term notes	—	3,719	—
Variable rate term notes	1,759	2,679	—
8.75% term notes	—	945	—
Seller financing (Pittston Coal Company)	—	—	25,743
Capital lease obligation	2,160	—	—
Other	60	196	—

Total long-term debt	182,979	70,539	25,743
Less current portion	1,723	13,329	11,243

Long-term debt, net of current portion	$181,256	$57,210	$14,500

      On May 18, 2004, Alpha and its wholly owned subsidiary, Alpha Natural Resources Capital Corp., issued $175,000 of 10% senior notes due June 2012 in a private placement offering under Rule 144A of the Securities Act of 1933, as amended, resulting in net proceeds of approximately $171,500 after fees and other offering costs. The senior notes are unsecured but are guaranteed fully and unconditionally on a joint and several basis by all of Alpha’s wholly-owned domestic restricted subsidiaries. Interest is payable semi-annually in June and December.

      On May 28, 2004, Alpha entered into a new revolving credit facility with a group of lending institutions led by Citicorp North America, Inc., as administrative agent (Citicorp Credit Facility). The Citicorp Credit Facility provides for a revolving line of credit of up to $125,000 and a funded letter of credit facility of up to $50,000. As of September 30, 2004, for the revolving line of credit, the Company had $4,000 principal amount in borrowings and $441 in letters of credit outstanding, leaving $120,559 available for borrowing on the line of credit. As of September 30, 2004, the funded letter of credit facility was fully utilized at $50,000 at an annual fee of 3.1% of the outstanding amount. Amounts drawn under the revolver bear interest at a variable rate based upon either the prime rate or a London Interbank Offered Rate (LIBOR), in each case plus a spread that is dependent on our leverage ratio. The interest rate applicable to our borrowings under the revolver was 4.57% as of September 30, 2004. The principal balance of the revolving credit note is due in May 2009. ANR Holdings and each of the subsidiaries of Alpha have guaranteed Alpha’s obligations under the revolving credit facility. The obligations of Alpha, ANR Holdings and Alpha’s subsidiaries under the Citicorp Credit Facility are collateralized by all of the assets of Alpha, ANR Holdings and Alpha’s subsidiaries. The Citicorp Credit Facility contains various affirmative and negative covenants which, among others, establish net worth, interest coverage and leverage ratio requirements. The Company must pay an annual commitment fee up to a maximum of 1/2 of 1% of the unused portion of the commitment. The Company was in compliance with its debt covenants under the Citicorp Credit Facility as of September 30, 2004.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Prior to May 28, 2004, the Company had a term loan and revolving credit facility with a group of lending institutions led by PNC Bank (PNC). As of December 31, 2003, $45,000 principal amount was outstanding under the term loan. The term note had a variable interest rate (4.39% at December 31, 2003) and was payable in quarterly principal installments of $2,250 plus interest, with a final balloon payment due March 11, 2006. The PNC credit facility provided for a revolving line of credit of up to $75,000. As of December 31, 2003, $10,000 principal amount and letters of credit totaling $24,014 were outstanding. Amounts drawn under the revolver had a variable interest rate (3.92% at December 31, 2003). The principal balance of the revolving credit note was due March 11, 2006. ANR Holdings and each of the subsidiaries of the Company had guaranteed Alpha’s obligations under the credit facility. The Company paid an annual commitment fee of 1/2 of 1% of the unused portion of the commitment. The PNC term loan and credit facility were paid in full on May 28, 2004.

      In conjunction with the purchase of Coastal Coal Company, LLC, the Company issued a note payable to El Paso CGP on January 31, 2003. The balance of the note at December 31, 2003 was $8,000. The note had a fixed interest rate of 14% and was due on March 11, 2009. This note was paid in full in May 2004.

      In conjunction with the purchase of the U.S. coal production and marketing operations of AMCI (U.S. AMCI) on March 11, 2003, the Company assumed term notes payable to Komatsu Financial LP. The balance of the notes at December 31, 2003, was $3,719. The notes had fixed interest rates with a weighted average of 8.75% at December 31, 2003, and were payable in monthly installments ranging from $4 to $24, through August 1, 2006. These notes were paid in full in May 2004.

      The Company has term notes payable to The CIT Group Equipment Financing, Inc. in the amount of $1,759 at September 30, 2004 and $2,679 at December 31, 2003. The term notes bear interest at a variable rate of 5.14% at September 30, 2004 and a weighted average rate of 4.84% at December 31, 2003 and are payable in monthly installments ranging from $14 to $64, through April 2, 2006.

      In conjunction with the purchase of U.S. AMCI, the Company assumed term notes payable to the Caterpillar Financial Services Corporation. The balance of the notes at December 31, 2003, was $945. The notes had a fixed interest rate of 8.75% and were payable in monthly installments ranging from $9 to $25, through October 5, 2004. These notes were paid in full in May 2004.

      The Company issued notes payable to Pittston Coal Company for the purchase of certain assets of that company on December 13, 2002. The balance of the notes at December 31, 2002, was $25,743. In 2003, the notes were paid in full.

      The Company entered into a capital lease for equipment in conjunction with the purchase of substantially all of the assets of Moravian Run Reclamation Co., Inc. on April 1, 2004. The lease has a term of sixty months with monthly payments ranging from $20 to $60 with a final balloon payment of $180 in March 2009. The effective interest rate on the capital lease is approximately 12.15%. The capitalized cost of the leased property was $2,160 at September 30, 2004. Amortization expense on capital leases is included with depreciation expense. Accumulated amortization was $257 at September 30, 2004.

      The Company’s long-term debt is collateralized by substantially all assets of the Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Future maturities of long-term debt, including capital lease obligations, are as follows as of September 30, 2004:

Three months ending December 31, 2004	$470
Year ending December 31:
2005	1,678
2006	736
2007	500
2008	316
2009	4,279
Thereafter	175,000

Total long-term debt	$182,979

      Following is a schedule of future minimum lease payments under capital lease obligations together with the present value of the net minimum lease payments as of September 30, 2004:

Three months ending December 31, 2004	$180
Year ending December 31:
2005	720
2006	600
2007	600
2008	360
2009	240

Total future minimum lease payments	2,700
Less amount representing interest	(540)

Present value of future minimum lease payments	2,160
Less current portion	(490)

Long-term capital lease obligation	$1,670

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(13)	Asset Retirement Obligation

      At September 30, 2004 and December 31, 2003 and 2002, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $40,624, $40,427, and $15,107, respectively. The portion of the costs expected to be incurred within a year in the amount of $6,691, $7,820, and $1,162 at September 30, 2004, and December 31, 2003 and 2002, respectively, is included in accrued expenses and other current liabilities. These regulatory obligations are secured by surety bonds in the amount of $89,010 at September 30, 2004 and $84,512 at December 31, 2003. Changes in the reclamation obligation were as follows:

Pittston Coal Company acquisition	$15,050
Accretion for 2002	57

Total assets retirement obligation at December 31, 2002	15,107
Coastal Coal Company, LLC acquisition	12,861
U.S. AMCI acquisition	8,768
Mears Enterprises, Inc. acquisition	2,079
Accretion for 2003	2,699
Sites added in 2003	1,165
Expenditures in 2003	(2,252)

Total assets retirement obligation at December 31, 2003	40,427
Accretion for 2004	2,902
2004 acquisitions	1,189
Sites added in 2004	3,145
Revisions in estimated cash flows	(4,544)
Expenditures in 2004	(2,495)

Total assets retirement obligation at September 30, 2004	$40,624

(14)	Deferred Gains on Sales of Property Interests

      In February 2003, the Company sold an overriding royalty interest in certain mining properties for $11,850. The gain on this transaction in the amount of $850 was deferred and is being amortized over the associated remaining term of the mineral lease. This property interest was acquired from El Paso CGP Company in the acquisition of the Coastal Coal properties.

      In April 2003, the Company sold mineral properties for $53,625 in a sale/ leaseback transaction. The estimated gain on this transaction in the amount of $7,057 was deferred and is being amortized over the ten-year term of the lease. Also see note 20.

      The Company recognized $690, $412 and $618 of the above deferred gains for the nine months ended September 30, 2004 and 2003, and for the year ended December 31, 2003, respectively. In addition, for the nine months ended September 30, 2004, the deferred gain was increased by $3,514 for revisions in estimated cash flows underlying the asset retirement obligation relating to the mineral properties which had been sold, increased by $1,480 for revisions in the estimated contract reclamation liability assumed in conjunction with the acquisition of the Virginia coal operations of Pittston Coal Company, and decreased by $3,753 relating to the accrual of additional consideration for the acquisition of the Virginia coal operations of Pittston Coal Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(15)	Fair Value of Financial Instruments

      The estimated fair values of financial instruments under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions are used to estimate the fair value of each class of financial instrument.

      Cash and Cash Equivalents, Trade Accounts Receivables, Notes Payable, Notes Payable to Affiliate, Bank Overdraft, Trade Accounts Payable, and Other Current Liabilities: The carrying amounts approximate fair value due to the short maturity of these instruments.

      Notes Receivable: The fair value approximates the carrying value as the rates associated with the receivables are comparable to current market rates.

      Long-term Debt: The fair value of the 10% Senior notes is based on the trading value of the notes. The fair value of other long-term debt is based on the current market rate of interest offered to the Company for debt of similar maturities. The estimated fair values of long-term debt were as follows:

		December 31,
	September 30,
	2004	2003	2002

10% Senior notes	$197,651	$—	$—
Variable rate term loan	—	45,000	—
Revolving credit facility	4,000	10,000	—
8.75% term notes	—	4,725	—
Variable rate term notes	1,759	2,679	—
Seller financing	—	10,100	25,743
Capital lease obligation	2,336	—	—
Other	60	196	—

Total long-term debt	$205,806	$72,700	$25,743

(16)	Employee Benefit Plans

The Company

(a) Postretirement Benefits Other Than Pensions

      Three of the Company’s subsidiaries assumed collective bargaining agreements as part of two acquisitions that require these subsidiaries to provide postretirement medical benefits to certain employees who retire after the acquisition closing dates. In each case, however, The Brink’s Company and AMCI, as sellers, have retained the obligation to provide postretirement medical benefits to employees who retired prior to the acquisition closing dates (December 13, 2002 and March 11, 2003, respectively) and to employees who were not retained by these subsidiaries. In addition, The Brink’s Company retained the obligation to provide postretirement medical benefits to a significant number of the employees who have worked for the Company after the acquisition closing, namely, those employees who met the eligibility criteria by December 31, 2003, even if the employees will not retire until sometime in the future. These plans are unfunded and the measurement date is December 31 of each year. For purposes of measuring its postretirement benefit obligation as of September 30, 2004, the Company used a September 30, 2004 measurement date.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Effective July 1, 2004, the Company adopted a plan offering postretirement medical benefits to active union-free employees that will pay benefits of $20 per month per year of service for pre-65 year old and $9 per month per year of service for post-65 year old retirees. The adoption of this new plan resulted in prior service cost of $27,122 which will be amortized over the remaining service of the union-free employees.

      The components of the change in accumulated benefit obligations of the plans for postretirement benefits other than pensions were as follows:

			Period from
	Nine Months		December 14,
	Ended	Year Ended	2002 to
	September 30,	December 31,	December 31,
	2004	2003	2002

Change in benefit obligation:
Accumulated benefit obligation— beginning of period:	$11,532	$5,951	$—
Service cost	1,323	656	19
Interest cost	837	580	17
Actuarial gain	(272)	(15)	—
Benefits paid	(13)	—	—
Prior service cost	27,122	—	—
Postretirement benefits assumed in acquisitions	—	3,475	5,915
Change due to discount rate assumption	—	885	—

Accumulated benefit obligation— end of period	$40,529	$11,532	$5,951

Funded status	$(40,529)	$(11,532)	$(5,951)
Unrecognized prior service cost	26,422	—	—
Unrecognized net actuarial loss	617	870	—

Accrued postretirement medical benefits	$(13,490)	$(10,662)	$(5,951)

      The following table details the components of the net periodic benefit cost for postretirement benefits other than pensions:

	Nine Months			Period from
	Ended			December 14,
	September 30,		Year Ended	2002 to
			December 31,	December 31,
	2004	2003	2003	2002

Service cost	$1,323	$420	$656	$19
Interest cost	837	309	580	17
Amortization of net (gain) or loss	(18)	—	—	—
Amortization of prior service cost	698	—	—	—

Net periodic benefit cost	$2,840	$729	$1,236	$36

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      The discount rates used in determining the benefit obligations as of September 30, 2004 and December 31, 2003 and 2002 were 6.0%, 6.25%, and 6.75%, respectively. The discount rates used in determining net periodic postretirement benefit cost were 6.25%, 6.75% and 6.75% for the nine months ended September 30, 2004, year ended December 31, 2003, and period from December 14, 2002 to December 31, 2002, respectively.

      The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) for medical benefits assumed is 11% for 2004, decreasing to 5.00% in 2010 and thereafter.

      Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of and for the nine months ended September 30, 2004:

	One	One
	Percentage	Percentage
	Point	Point
	Increase	Decrease

Effect on accumulated postretirement benefit obligation	$2,174	$(1,735)
Effect on total service and interest cost components	215	(183)

      Employer contributions for the nine months ended September 30, 2004 were $13. Employee contributions are not expected to be made and the plan is unfunded.

      Estimated future benefit payments reflecting expected future service for the fiscal years ending after December 31, 2004 are as follows:

Year ending December 31:
2005	$39
2006	67
2007	126
2008	388
2009	690
2010-2014	9,709

Total	$11,019

      On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree heath care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

      At December 31, 2003, in accordance with FASB Staff Position FAS 106-1, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-1”), the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost.

      In May 2004, the FASB issued further guidance with the release of FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). The effective date of FSP 106-2 is for the first interim or annual period beginning after June 15, 2004. The Company has reflected the estimated impact of the Act as a $629 reduction in the present value of the accumulated postretirement benefit

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

obligation as of January 1, 2004 and a $85 reduction in the net periodic service cost for the nine months ended September 30, 2004.

(b) Savings Plan

      The Company sponsors a 401(k) Savings-Investment Plan to assist its eligible employees in providing for retirement. The Company contributes 3% of compensation for every employee who is eligible to participate in the plan. Participants also receive a 50% matching contribution from the Company of up to 4% of their total compensation. The effective date of the plan was February 1, 2003. Total Company contributions for the nine months ended September 30, 2004 and 2003, and the year ended December 31, 2003 were $3,480, $2,403, and $3,505, respectively.

(c) Self-Insured Medical Plan

      The Company is self-insured for health insurance coverage provided for all of its employees. During the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002, total claims expense of $13,488, $8,364, $12,313, and $355, respectively, was incurred, which represents claims processed and an estimate for claims incurred but not reported.

(d) Multi-Employer Pension Plan

      Three of the Company’s subsidiaries assumed collective bargaining agreements as part of two acquisitions that require them to participate in the United Mine Workers of America (UMWA) 1950 and 1974 pension plans. These plans are multi-employer pension plans whereby the expense is based upon defined contribution rates. There was no expense under these plans for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003, or for the period from December 14, 2002 to December 31, 2002 as no contributions were required.

Predecessor

      The Company did not assume the Predecessor’s obligations under the following employee benefit plans:

(a) Pension Plans

      The Combined Virginia Entity’s union-free employees who met certain eligibility requirements participated in The Brink’s Company’s noncontributory defined benefit pension plans (the Brink’s Plans). Benefits under the Brink’s Plans were based on salary (including commissions, bonuses, overtime, and premium pay) and years of service.

      For the purpose of preparing the Predecessor’s combined financial statements, the Combined Virginia Entity’s projected benefit obligation at December 13, 2002 and December 31, 2001 relating to its participation in the Brink’s Plans was actuarially estimated based on data, such as years of service, salary, and age, for employees of companies included in the Combined Virginia Entity.

      The fair value of plan assets and unrecognized experience loss and prior service cost were allocated to the Combined Virginia Entity as of December 13, 2002 and December 31, 2001 based on the Combined Virginia Entity’s pro rata share of The Brink’s Company’s projected benefit obligation. The Brink’s Company’s policy was to fund at least the minimum actuarially determined amounts necessary in accordance with applicable regulations.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      The net pension credit for the period from January 1, 2002 to December 13, 2002 and for the year ended December 31, 2001 for all plans was as follows:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

Service cost	$2,504	$1,913
Interest cost on Projected Benefit Obligation (PBO)	8,547	8,246
Return on assets— expected	(12,617)	(12,799)
Other amortization, net	638	—

Net pension credit	$(928)	$(2,640)

      The assumptions used in determining the net pension credit and funded status for the Combined Virginia Entity’s pension plans were as follows:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

Discount rate-expense	7.25%	7.50%
Discount rate-funded status	6.75%	7.25%
Expected long-term rate of return on assets (expense)	10.00%	10.00%
Expected long-term rate of return on assets (funded status)	8.75%	10.00%
Average rate of increase in salaries (expense and funded status)(a)	4.00%	4.00%

(a)	Salary scale assumptions varied by age and approximated 4% per annum.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

     Reconciliations of the PBO, plan assets, funded status, and prepaid pension assets at December 13, 2002 and December 31, 2001 for the Combined Virginia Entity’s pension plans are as follows:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

PBO at beginning of period	$121,760	$113,659
Service cost	2,504	1,913
Interest cost	8,547	8,246
Benefits paid	(7,735)	(7,272)
Actuarial loss	2,679	5,214

PBO at end of period	$127,755	$121,760

Fair value of plan assets at beginning of period	$111,438	$133,380
Return on assets— actual	(11,780)	(14,765)
Employer contributions	3,294	95
Benefits paid	(7,735)	(7,272)

Fair value of plan assets at end of period	$95,217	$111,438

Funded status	$(32,538)	$(10,322)
Unrecognized experience loss	59,329	32,891

Net prepaid pension assets	26,791	22,569
Noncurrent pension liability	1,319	1,232

Prepaid pension asset	$28,110	$23,801

      Selected information for the plans that have PBOs greater than plan assets are aggregated below. Since the plans were curtailed during 2000, the accumulated benefit obligations (ABO) are equal to the PBO at December 13, 2002 and December 31, 2001.

	December 13,	December 31,
	2002	2001

PBO and ABO	$127,755	$121,760
Fair value of plan assets	95,217	111,438

      The Combined Virginia Entity participated in the United Mine Workers of America (UMWA) 1950 and 1974 pension plans at defined contribution rates. There was no expense under these plans in 2002 as no contribution was required. Expense under these plans in 2001 was $2. A multi-employer pension plan withdrawal liability related to these plans of $28,424 and $3,150 was accrued as of December 13, 2002 and December 31, 2001, respectively, by the Virginia Combined Entity associated with The Brink’s Company’s planned exit from the coal business. The estimate was based on the most recent actuarial estimate of liability for a withdrawal occurring in the plan year ending June 30, 2002. The withdrawal liability and any subsequent changes in the liability are the responsibility of The Brink’s Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

(b)	Savings Plan

      The Brink’s Company sponsored a 401(k) Savings-Investment Plan to assist its eligible U.S. employees in providing for retirement. Employee contributions were matched at rates of between 50% to 100% up to 5% of compensation (subject to certain limitations). Contribution expense for the Combined Virginia Entity under the plan aggregated $493 for the period from January 1, 2002 to December 13, 2002, and $553 for the year ended December 31, 2001.

(c)	Postretirement Benefits Other Than Pensions

      The Brink’s Company provided certain postretirement health care and life insurance benefits for eligible active and retired employees in the U.S., including those employed by the Combined Virginia Entity, (The Brink’s Company sponsored plans). The Brink’s Company also provided benefits to certain eligible employees of the Combined Virginia Entity as required by the Health Benefit Act, discussed below.

      The Brink’s Company Sponsored Plans. For the purpose of preparing the combined financial statements of the Combined Virginia Entity, the unrecognized experience loss was allocated to the Combined Virginia Entity based on a pro rata share of The Brink’s Company’s Accumulated Postretirement Benefit Obligation (APBO) as of December 13, 2002. For the period from January 1, 2002 to December 13, 2002 and for the year ended December 31, 2001, the components of net periodic postretirement expense related to The Brink’s Company sponsored plans for postretirement benefits were as follows:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

Service cost	$540	$242
Interest cost on APBO	14,888	11,805
Amortization of loss	4,413	1,646

Net periodic postretirement benefit expense	$19,841	$13,693

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Reconciliations of the APBO, funded status, and accrued postretirement benefit cost for the Combined Virginia Entity’s share of The Brink’s Company sponsored plans at December 13, 2002 and December 31, 2001 are as follows:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

APBO at beginning of period	$211,974	$163,202
Service cost	540	242
Interest cost	14,888	11,805
Benefits paid	(13,132)	(11,291)
Actuarial loss	13,103	48,016

APBO and funded status at end of period	227,373	211,974
Unrecognized experience loss	(95,542)	(86,852)

Accrued postretirement benefit cost at end of period	$131,831	$125,122

      The APBO was determined using the unit credit method and an assumed discount rate of 6.75% in 2002 and 7.25% in 2001. For The Brink’s Company sponsored plans, the assumed health care cost trend rate used in 2002 was 10% for 2003, declining 1% per year to 5% in 2008 and thereafter. The assumed Medicare cost trend rate used in 2002 and 2001 was 5%.

      A one percentage point increase (decrease) each year in the assumed health care cost trend rate used for 2002 would increase (decrease) the aggregate service and interest components of expense for 2002, and increase (decrease) the APBO of Company-sponsored plans at December 13, 2002 as follows:

	Effect of 1% Change in
	Health Care Trend Rates

	Increase	Decrease

Effect on total service and interest cost components	$1,909	$(1,582)
Effect on APBO	27,652	(22,916)

      Health Benefit Act. In October 1992, the Coal Industry Retiree Health Benefit Act (the Health Benefit Act) was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which “signatory operators” and “related persons”, including The Brink’s Company and certain of its subsidiaries, including some of the subsidiaries included in the Combined Virginia Entity, are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers (unassigned beneficiaries) in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, The Brink’s Company received notices from the Social Security Administration (the SSA) with regard to the assigned beneficiaries for which The Brink’s Company was responsible under the Health Benefit Act. In addition, the Health Benefit Act requires The Brink’s Company to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source; however, the statutory authorization to obtain such funds is

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

currently expected to cease by 2005. In the determination of The Brink’s Company’s ultimate obligation under the Health Benefit Act, such funding has been taken into consideration.

      The Combined Virginia Entity accounted for their obligations under the Health Benefit Act as participants in a multi-employer benefit plan, as provided by Emerging Issues Task Force (EITF) No. 92-13, Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992, and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. For the period from January 1, 2002 to December 13, 2002, and the year ended December 31, 2001, the Combined Virginia Entity’s pro rata allocated portion of the annual premiums were $1,302 and $1,234, respectively. The Company has no liability under this act.

      Black Lung. The Combined Virginia Entity was self-insured with respect to substantially all black lung (pneumoconiosis) benefits. Provision was made for estimated benefits based on annual reports prepared by independent actuaries. Unamortized losses were amortized over the average remaining life expectancy of participants (approximately 10 years). Assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Combined Virginia Entity’s employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience, and projected inflation rates. The amount of expense incurred by the Combined Virginia Entity for black lung benefits was $3,428 for the period from January 1, 2002 to December 13, 2002, and $1,839 for the year ended December 31, 2001.

(17)	Workers’ Compensation Benefits

      The Company’s operations generally are fully insured for workers’ compensation and black lung claims at an approximate annual cost of $15,000 for 2004. A portion of the West Virginia operations of the Company are self-insured for workers’ compensation and state black lung claims. The liability for these claims is an estimate of the ultimate losses to be incurred on such claims based on the Company’s experience and published industry data. Adjustments to the probable ultimate liability are made annually based on subsequent developments and experience and are included in operations as they are determined. The obligations incurred prior to January 31, 2003 are currently secured by surety bonds of El Paso Corporation, an unrelated entity. Also see note 23.

      The liability for self-insured workers compensation benefits at September 30, 2004 and December 31, 2003 was $5,293 and $2,110, respectively, including a current portion of $1,359 and $450, respectively. Workers’ compensation expense for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 was $5,556, $3,007 and $3,805, respectively, including fees paid to the State of West Virginia to be self-insured.

(18)	Related Party Transactions

Company

      As of December 31, 2002, the Company had notes payable in the amount of $23,953 payable to a related party. These notes along with other notes in the amount of $20,047 were converted to contributed capital of the Company in 2003. The Company incurred interest expense on the related party notes of $2,625 and $144 during the year ended December 31, 2003 and the period from December 14, 2002 to December 31, 2002, respectively.

      In conjunction with the purchase of U.S. AMCI from the AMCI Parties, the Company paid $35,000 for the working capital of U.S. AMCI, as defined in the contribution agreement, subject to an audit. As of December 31, 2003, the net working capital acquired was estimated to be $31,569 and the difference of

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

$3,431 was recorded as a receivable. In September 2004, ANR Holdings, First Reserve and the AMCI Parties agreed that the net working capital actually acquired was $34,070, and the AMCI Parties paid the difference of $930 to the Company. The parties further agreed that the AMCI Parties would be entitled to any refund of, and obligated to make any payment of, all federal black lung excise taxes of the companies contributed by the AMCI Parties to ANR Holdings, but only insofar as the taxes related to pre-closing or straddle periods ending on or prior to the closing date of the U.S. AMCI acquisition. As a result, $981 of the previously recorded receivable from AMCI was reclassified to offset a federal black lung excise tax accrued liability included in the net working capital acquired. The remaining $1,520 was recorded as an increase to goodwill.

      The Company records rent on its Latrobe, Pennsylvania operating facility from a related party. This arrangement provides for monthly payments of $12 on a month-to-month basis. Total rent expense and accrued rent expense was $108 and $114 as of and for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively.

      In conjunction with the acquisition of U.S. AMCI, ANR Holdings entered into an agreement with entities affiliated with AMCI that requires the AMCI parties to pay reclamation and other obligations of one of the former U.S. AMCI entities acquired by the Company (Solomons Mining Company). In April 2004, the Company entered into an arrangement with the former owners of U.S. AMCI (the “AMCI Parties”) to purchase 0.35 million tons of coal from a third party at a price of $54.50 per ton at various times from April 2004 through November 2005. An amount of $34.50 will be paid to the producer of that coal, $12.00 per ton is payable to the AMCI Parties and $8.00 per ton is retained by the Company to fund the remaining reclamation obligation of Solomons Mining Company, a company acquired by the Company in the U.S. AMCI acquisition. As of September 30, 2004, the Company has retained an aggregate of $1,280 under this arrangement. After the Company has retained $2,300, the $8.00 per ton will thereafter be paid to the U.S. AMCI parties.

      In connection with our acquisition of the Coastal Coal Company, we acquired an overriding royalty interest in certain properties located in Virginia and West Virginia owned by El Paso CPG Company for $11,000 in cash. Effective February 1, 2003, the Company sold the overriding royalty interest to affiliates of Natural Resource Partners, L.P. (NRP) for $11,850 in cash. Effective April 1, 2003, the Company also sold substantially all of its fee-owned Virginia mineral properties to NRP for $53,600 in cash in a sale/leaseback transaction. Based on the aggregate of $13,855 and $16,028 that the Company paid to NRP in lease, royalty and property tax reimbursement payments for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, NRP is our largest landlord. In an unrelated transaction in December 2003, a member of the Company’s board of directors was appointed as a member of the board of directors of GP Natural Resource Partners, LLC, the general partner of NRP, and First Reserve became a substantial equity owner of NRP. The Company believes the production and minimum royalty rates contained in leases with NRP are consistent with current market royalty rates.

      One of Alpha Natural Resources, LLC’s Executive Vice Presidents is a 50% owner of Robindale Energy Services, Inc. (and its subsidiary) (“Robindale”). Robindale is engaged in the business of waste coal sales and related businesses in Pennsylvania. From time to time, Robindale has sold and purchased coal and related products to the operations of our AMFIRE regional business unit in Pennsylvania. During 2003 and the nine months ended September 30, 2004, our subsidiaries Alpha Coal Sales and AMFIRE Mining Company, LLC paid an aggregate of $172 and $485 respectively to Robindale as payment for trucking services and waste coal. During the first nine months of 2004, the Company had sales of $145 to Robindale. The Company has agreed that our Executive Vice President’s continued relationship with Robindale will not cause a breach of his employment agreement with us, and he has agreed that he will

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

not participate in any decisions to enter into any transactions that might be proposed between Robindale and Alpha.

      In April 2004, we entered into a coal sales arrangement with AMCI Metall & Kohle AG to sell 750,000 metric tons through March 2005. Two of Alpha’s board members hold ownership in AMCI Metall & Kohle AG. For the nine months ended September 30, 2004, total sales of $31,697 have been recorded under this contract. The Company also had total sales of $15,640 for the first nine months of 2004 to AMCI Australia Pty Ltd., an entity owned by two of the Company’s board members. The Company purchased coal in the amount of $1,409 under various short-term purchase orders during the nine months ended September 30, 2004 from XCoal Energy and Resources, an entity in which two members of Alpha’s board of directors each own more than a 10% equity interest. In addition, American Metals and Coal International, Inc., an entity owned by two of the Company’s board members, facilitated a $5,202 coal sales transaction with an international buyer for no compensation or commission.

      One of the Company’s subsidiaries purchased $1,786 of coal in the ordinary course of our business from subsidiaries of Foundation Coal Holdings, Inc. (“Foundation”). Three of the Company’s directors also serve as directors of Foundation. First Reserve Fund IX, L.P. and an entity affiliated with AMCI beneficially own an aggregate of 56.8% of the outstanding shares of Foundation’s common stock.

Predecessor

      The Combined Virginia Entity had receivables and payables and was a party to certain transactions with affiliated companies in the normal course of business.

      Pittston Coal Management Company (PCMC) provided executive, legal, engineering, geological, accounting, and other administrative services to affiliated companies owned directly or indirectly by Pittston Coal Company, including companies included in the Combined Virginia Entity.

      PCMC allocated its costs to the various entities based primarily on production, head count, and asset base. Intercompany balances among companies included in the Combined Virginia Entity have been eliminated, and net amounts due from other affiliated companies are classified in the balance sheet as a component of shareholders’ equity.

      Pittston Coal Sales Corporation (PCSC) provided services to affiliated companies owned by Pittston Coal Company, including companies included in the Combined Virginia Entity. PCSC negotiated and entered into coal sales contracts with customers using its sales staff. A portion of the cost of PCSC’s sales department was allocated to the affiliated companies based on relative coal sales volume. Coal was shipped from affiliated coal production companies, including companies included in the Combined Virginia Entity, to customers and PCSC invoiced the customers and recorded a payable to the affiliated company for the amount of the customer invoice. PCSC collected the cash on behalf of the affiliate. Intercompany balances between PCSC and companies included in the Combined Virginia Entity have been eliminated and receivables and payables to other affiliated companies were classified as a component of shareholders’ equity.

      Cash generated or used by our Predecessor was ultimately received or provided by The Brink’s Company. During the period from January 1, 2002 to December 13, 2002, and the year ended December 31, 2001, Pittston Coal Company contributed $329,964 and $151,956, respectively, of intercompany amounts owned by its subsidiaries included in the Combined Virginia Entity to shareholders’ equity.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Our Predecessor was included in the consolidated U.S. federal income tax return filed by The Brink’s Company. The Brink’s Company’s consolidated provision and actual cash payments for U.S. federal income taxes were allocated between the Predecessor and other affiliates of The Brink’s Company in accordance with The Brink’s Company’s tax allocation policy. In general, the consolidated current tax provision of The Brink’s Company’s was allocated among the affiliates based principally upon the financial income, taxable income, credits, and other amounts directly related to the respective affiliate. The Brink’s Company gave credit to its subsidiaries for the tax effect of U.S. federal income tax losses and other attributes to the extent the attributes were utilized on a consolidated basis. As a result, the allocated affiliate amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the affiliate had filed separate tax returns. Net deferred income tax assets of the Predecessor are reflected as deferred income tax receivable from parent and are classified as a component of shareholders’ equity.

(19)	Commitments

Operating Leases

      The Company leases coal mining and other equipment under long-term operating leases with varying terms. In addition, the Company leases mineral interests and surface rights from land owners under various terms and royalty rates.

      As of September 30, 2004, aggregate future minimum lease payments under operating leases and minimum royalties under coal leases were as follows:

		Equipment	Coal
	Facility	and Other	Royalties	Total

Three months ending December 31, 2004	$134	$993	$1,643	$2,770
Year ending December 31:
2005	481	3,826	9,200	13,507
2006	279	3,767	8,543	12,589
2007	211	2,206	8,255	10,672
2008	168	524	7,248	7,940
2009	77	—	7,590	7,667
Thereafter	261	—	24,719	24,980

Total	$1,611	$11,316	$67,198	$80,125

      The above table includes amounts due under noncancelable leases with initial or remaining lease terms in excess of one year.

      Net rent expense amounted to $4,713 for the nine months ended September 30, 2004, $4,487 for the nine months ended September 30, 2003, $6,354 for the year ended December 31, 2003, $170 for the period from December 14, 2002 to December 31, 2002, $8,262 for the period from January 1, 2002 to December 13, 2002, and $9,216 for the year ended December 31, 2001. Coal royalties expense amounted to $32,747 for the nine months ended September 30, 2004, $20,872 for the nine months ended September 30, 2003, $28,549 for the year ended December 31, 2003, $46 for the period from December 14, 2002 to December 31, 2002, $981 for the period from January 1, 2002 to December 13, 2002, and $1,108 for the year ended December 31, 2001.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

Other Commitments

      As of September 30, 2004, the Company had commitments to purchase 2.4 million, 4.8 million, 0.7 million, and 0.2 million tons of coal at a cost of $113,560, $257,531, $38,733, and $10,020 in 2004, 2005, 2006, and 2007, respectively. As part of a coal supply tonnage buyout agreement, at September 30, 2004, the Company had commitments to pay the customer $170 in 2004, $680 each year from 2005 to 2009, and $567 in 2010.

(20)	Mergers and Acquisitions

2002 Acquisition

Pittston Coal Company

      On December 13, 2002, the Company acquired the majority of the Virginia coal assets of Pittston Coal Company (the Combined Virginia Entity), for a net purchase price of $62,945. The results of the Combined Virginia Entity’s operations have been included in the combined financial statements since that date. The purchase also included Maxxim Rebuild, a mining equipment and repair business.

      The $62,945 purchase price for the Combined Virginia Entity consisted of a $37,202 cash payment at closing, and notes payable of $25,743 issued to the seller, $18,500 of which was in the form of a minimum royalty agreement. Additional payments of up to $5,000 are payable under the royalty agreement if certain levels of coal sales prices are achieved. As of September 30, 2004, $3,753 had been accrued for this additional consideration.

      In conjunction with the acquisition, the Company contracted with the Predecessor to perform reclamation work for sites retained by the Predecessor. As of September 30, 2004, the Company had $2,000 in liabilities related to the remaining contract reclamation work, including a current portion of $851.

      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (December 13, 2002):

Current assets	$17,732
Property, plant, and equipment	69,087
Intangible assets	4,091

Total assets acquired	90,910

Asset retirement obligation	(15,050)
Postretirement medical benefits	(5,915)
Other liabilities	(7,000)

Total liabilities assumed	(27,965)

Net assets acquired	$62,945

2003 Acquisitions

Coastal Coal Company

      On January 31, 2003, the Company acquired 100% of the membership interest of Coastal Coal Company, LLC and certain other assets. The results of Coastal Coal’s operations have been included in

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

the combined financial statements since that date. Coastal Coal Company, LLC is a producer of thermal and industrial coals in the Appalachian region.

      The aggregate net purchase price for the Coastal Coal membership interest and related assets was $67,772. Consideration included cash of $44,172 and notes payable issued to the seller of $23,600.

      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (January 31, 2003):

Current assets	$31,614
Property, plant, and equipment	40,342
Intangibles	3,937
Other noncurrent assets	18,269

Total assets acquired	94,162

Current liabilities	(11,700)
Asset retirement obligation	(12,861)
Other noncurrent liabilities	(1,431)
Notes payable	(398)

Total liabilities assumed	(26,390)

Net assets acquired	$67,772

American Metals and Coal International, Inc.

      On March 11, 2003, the Company acquired the majority of the North American operations of American Metals and Coal International, Inc. (U.S. AMCI). The results of U.S. AMCI’s operations have been included in the combined financial statements since that date. U.S. AMCI is a producer of Appalachian coal and a broker of steam and metallurgical coals in the United States and abroad.

      The aggregate purchase price for the U.S. AMCI net assets was $121,299. Consideration included cash of $52,339, and common and preferred membership interests in ANR Holdings issued, valued at $68,960. The value attributed to the membership interest was based on the cash contributions made by the other owners of ANR Holdings.

      The goodwill represents the portion of the purchase price allocated to the U.S. AMCI sales force. The goodwill is not deductible for federal income tax purposes.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (March 11, 2003):

Current assets	$47,005
Property, plant, and equipment	94,732
Goodwill	17,121
Other noncurrent assets	976

Total assets acquired	159,834

Current liabilities	(17,307)
Asset retirement obligation	(8,768)
Postretirement medical benefits	(3,475)
Other noncurrent liabilities	(1,051)
Notes payable	(7,934)

Total liabilities assumed	(38,535)

Net assets acquired	$121,299

Mears Enterprises, Inc.

      On November 17, 2003, the Company acquired the assets of Mears Enterprises, Inc (Mears Enterprises) and affiliated companies. The results of Mears Enterprises and affiliates operations have been included in the combined financial statements since that date. Mears Enterprises and affiliates operate six mining complexes and a preparation plant, all located in Pennsylvania.

      The aggregate purchase price for the net assets of Mears Enterprises and affiliates was $37,977 in cash.

      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (November 17, 2003):

Current assets	$280
Property, plant, and equipment	39,476
Intangibles	200
Other noncurrent assets	100

Total assets acquired	40,056
Asset retirement obligation	(2,079)

Net assets acquired	$37,977

2004 Acquisitions

Moravian Run Reclamation Co.

      On April 1, 2004, the Company acquired substantially all of the assets of Moravian Run Reclamation Co., Inc. (Moravian Run) for $5 in cash. The Company has agreed to pay Moravian Run monthly overriding royalty payments for the next four years in an aggregate amount of $1,000 and monthly payments for the next five years in respect of leased equipment in an aggregate amount of $3,100. The Company also assumed $1,086 of reclamation obligations. The Moravian Run assets included, as of

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

March 31, 2004, four active surface mines and two additional surface mines under development, operating in close proximity to and serving many of the same customers as our AMFIRE business unit located in Pennsylvania.

Cooney Bros. Coal Company

      On May 10, 2004, the Company acquired a coal preparation plant and railroad loading facility located in Portage, Pennsylvania and related equipment and coal inventory from Cooney Bros. Coal Company for $2,500 in cash and an adjacent coal refuse disposal site from a Cooney family trust for $300 in cash. The Company also assumed approximately $102 of reclamation obligations in connection with this acquisition.

      The Moravian Run Reclamation Co. and Cooney Bros. Coal Company acquisitions are not significant to the Company’s financial position, results of operations, or cash flows and, therefore, are not included in the pro forma information presented below.

Pro Forma Information

      The following unaudited pro forma financial information for the year ended December 31, 2003 reflects the consolidated results of operations of the Company as if the acquisitions of Coastal Coal Company, LLC, U.S. AMCI, and Mears Enterprises and affiliates had taken place on January 1, 2003. The pro forma information includes primarily adjustments for depreciation and depletion on acquired property, plant, and equipment, and interest expense. The pro forma financial information is not necessarily indicative of the results of operations had the transactions been completed on the assumed date.

Revenues	$902,766
Net income	$5,769

(21)	Concentrations and Major Customers

      The Company markets its coal principally to electric utilities in the United States and international and domestic steel producers. As of September 30, 2004, and December 31, 2003 and 2002, trade accounts receivable from electric utilities totaled approximately $39,508, $32,700 and $2,500, respectively. Credit is extended based on an evaluation of the customer’s financial condition and collateral is generally not required. Credit losses are provided for in the combined financial statements and historically have been minimal. The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. The prices for some multi-year contracts are adjusted based on economic indices or the contract may include year-to-year specified price changes. Quantities sold under some contracts may vary from year to year within certain limits at the option of the customer. The Company’s largest customer in 2003 accounted for less than 10% of total sales for the year ended December 31, 2003. Sales to the Company’s largest customer were $99,910 for the nine months ended September 30, 2004, which represents 11% of total sales for the nine months ended September 30, 2004.

(22)	Segment Information

      The Company extracts, processes and markets steam and metallurgical coal from surface and deep mines for sale to electric utilities, steel and coke producers, and industrial customers. The Company operates only in the United States with mines in the Central Appalachian and Northern Appalachian regions and in Colorado. The Company has one reportable segment: Coal Operations, consisting of 43 deep mines and 20 surface mines located in Central Appalachia and Northern Appalachia, and one deep mine located in Colorado. Coal Operations also includes the Company’s purchased coal sales function, which

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

markets the Company’s Appalachian coal to domestic and international customers. The All Other category includes the Company’s equipment sales and repairs operations, as well as other ancillary business activities, including terminal services, trucking services, coal analysis services, and leasing of mineral rights. The Corporate and Eliminations category includes general corporate overhead and the elimination of intercompany transactions. The Company evaluates the performance of its segment based on EBITDA, as adjusted, which the Company defines as net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest.

      Operating segment results for the nine months ended September 30, 2004 and segment assets as of September 30, 2004 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$923,894	$21,789	$(8,620)	$937,063
Depreciation, depletion, and amortization	37,088	771	1,493	39,352
EBITDA, as adjusted	130,622	1,849	(35,759)	96,712
Capital expenditures	52,263	272	449	52,984
Total assets	390,341	76,337	(8,855)	457,823

      Operating segment results for the year ended December 31, 2003 and segment assets as of December 31, 2003 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$778,462	$22,323	$(8,219)	$792,566
Depreciation, depletion, and amortization	33,062	1,895	1,097	36,054
EBITDA, as adjusted	69,043	493	(21,873)	47,663
Capital expenditures	21,819	690	5,210	27,719
Total assets	342,019	70,797	(33,480)	379,336

      Operating segment results for the period from December 14, 2002 to December 31, 2002 and segment assets as of December 31, 2002 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$7,269	$101	$—	$7,370
Depreciation, depletion, and amortization	273	1	—	274
EBITDA, as adjusted	(10)	(17)	(471)	(498)
Capital expenditures	564	—	396	960
Total assets	80,706	27,340	396	108,442

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      Reconciliation of total segment EBITDA, as adjusted, to net income (loss) follows:

			Period from
	Nine Months		December 14,
	Ended	Year Ended	2002 to
	September 30,	December 31,	December 31,
	2004	2003	2002

Total segment EBITDA, as adjusted(1)	$96,712	$47,663	$(498)
Interest expense	(14,497)	(7,848)	(203)
Interest income	331	103	6
Income tax (expense) benefit	(4,732)	(668)	334
Depreciation, depletion and amortization	(39,352)	(36,054)	(274)
Minority interest	(19,562)	(934)	—

Net income (loss)	$18,900	$2,262	$(635)

(1)	EBITDA, as adjusted, is defined as net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest.

      The Company markets produced, processed and purchased coal to customers in the United States and in international markets. Export sales totaled $448,567 or approximately 48% of total sales for the nine months ended September 30, 2004, $155,945 or approximately 28% of total sales for the nine months ended September 30, 2003, and $220,818 or approximately 28% of total sales for the year ended December 31, 2003. Export sales in 2003 primarily were to customers in Canada, Brazil, and various European countries. Export sales in the first nine months of 2004 primarily were to customers in Canada, Brazil, Japan, and various European countries.

(23)	Contingencies

(a)	Guarantees and Financial Instruments with Off-balance Sheet Risk

      In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company’s combined balance sheets. Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments. The amount of bank letters of credit outstanding as of September 30, 2004 is $50,491. The amount of surety bonds currently outstanding related to the Company’s reclamation obligations is presented in note 13 to the combined financial statements. The Company has provided guarantees for equipment financing obtained by certain of its contract mining operators totaling approximately $1,100. The estimated fair value of these guarantees is not significant.

      Alpha from time to time guarantees the performance of a subsidiary on short-term sales and purchase contracts. The subsidiaries of the Company also guarantee performance on the Company’s outstanding reclamation bonds, as well as the Company’s obligations under the Citicorp credit facility and 10% senior notes.

(b)	Litigation

      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding which

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

individually or in the aggregate could have a material effect on the financial condition, results of operations and/or cash flows of the Company.

(c)	Other Contingencies

      In connection with the Company’s acquisition of Coastal Coal Company, the seller, El Paso CGP Company, has agreed to retain and indemnify the Company for all workers’ compensation and black lung claims incurred prior to the acquisition date of January 31, 2003. The majority of this liability relates to claims in the state of West Virginia. If El Paso CGP Company fails to honor its agreement with the Company, then the Company would be liable for the payment of those claims, which are estimated to be approximately $5,369 as of September 30, 2004 based on reported case reserves. El Paso has posted a bond with the state of West Virginia for $3,722; therefore, the Company’s exposure is $1,647 for these reported claims.

(24)	Asset Impairment Charge

      One of the Company’s subsidiaries wholly owns National King Coal, LLC (a mining company) and Gallup Transportation (a trucking company) (collectively “NKC”). Since its acquisition by the Company, NKC has incurred cumulative losses of $2,800. While NKC has not experienced sales revenue growth comparable to our other operations of the Company, it has been affected by many of the same cost increases. As a result, we were required to assess the recovery of the carrying value of the NKC assets. Based on that analysis, it was determined that the assets of NKC were impaired. An impairment charge of $5,100 was recorded in September 2004 to reduce the carrying value of the assets of NKC to their estimated fair value. A discounted cashflow model was used to determine fair value.

(25)	Supplemental Cash Flow Disclosures

Company

      Cash paid for interest (net of amounts capitalized) for the nine months ended September 30, 2004 and for the year ended December 31, 2003 was $4,198 and $6,879, respectively. No income taxes have been paid by the Company through September 30, 2004.

      Non-cash investing and financing activities are excluded from the combined statements of cash flows.

      Significant non-cash activity for the nine months ended September 30, 2004 includes:

•	Increase in asset retirement obligation and fixed assets of $3,145 for new sites added in 2004. Decrease in asset retirement obligation of $4,544, decrease in fixed assets of $1,666, and increase in deferred gains on sales of property interests of $3,514 as a result of revisions in estimated cash flows underlying the asset retirement obligation.

•	Settlement of the net working capital acquired in conjunction with the acquisition of U.S. AMCI recorded as an increase in goodwill of $1,520, a decrease in due from affiliate of $2,501 and a decrease in accrued expenses of $981.

•	Increase in deferred gains on sales of property interests and decrease in other liabilities of $1,480 for revisions in estimated contract reclamation liability assumed in conjunction with the acquisition of the Virginia coal operations of Pittston Coal Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

•	Decrease in deferred gains on sales of property interests of $3,753 as a result of additional consideration payable for the acquisition of the Virginia coal operations of Pittston Coal Company.

•	Construction in progress and other capital expenditures of $629 recorded in accounts payable.

      Significant non-cash activity for the nine months ended December 31, 2003 includes:

•	Increase in asset retirement obligation and fixed assets of $1,165 for new sites added in 2003.

•	The short-term financing of prepaid insurance premiums in the amount of $14,425.

•	The conversion of $44,000 of related party notes payable to contributed capital.

•	Seller financing of acquired entities of $23,600.

•	Issuance of membership interests in ANR Holdings, LLC of $68,960 for the acquisition of U.S. AMCI.

•	Construction in progress of $1,929 recorded in accounts payable.

      Significant non-cash activity for the period from December 14, 2002 to December 31, 2002 includes:

•	Seller financing of acquired entities of $25,743.

Predecessor

      During the period from January 1, 2002 to December 13, 2002 the Pittston Coal Company contributed $329,964 of intercompany payables from the Combined Virginia Entity to shareholders’ equity. For the year ended December 31, 2001, Pittston Coal Company contributed $151,956 of intercompany payables from the Combined Virginia Entity to shareholders’ equity.

(26)	Minority Interest

      On March 11, 2003, concurrent with the acquisition of U.S. AMCI, ANR Holdings issued additional membership interests in the aggregate amount of 45.3% to the former owners of U.S. AMCI, Madison Capital Funding, LLC and Alpha Coal Management, LLC (Alpha Coal Management), which is owned by certain members of management, in exchange for the net assets of U.S. AMCI and cash. All members of ANR Holdings, other than Alpha Coal Management, hold both common and preferred sharing ratios representing membership interests. Pursuant to the provisions of the ANR Holdings limited liability company agreement, the income of ANR Holdings is allocated among its members as follows:

•	First, to the holders of preferred sharing ratios on a pro rata basis to the extent of any losses that had been allocated to them in prior periods,

•	Second, to the holders of preferred sharing ratios on a pro rata basis up to the cumulative unallocated preferred yield (based on an annual preferred yield of 12%), and

•	Third, to the holders of common sharing ratios on a pro rata basis.

      For purposes of allocating income in the year in which a new member is admitted, ANR Holdings applies a proration method, which allocates income based on the weighted-average ownership of its membership interests for the year.

      The principal executive officers of Alpha and other key employees hold the entire membership interest of Alpha Coal Management, which in turn owns a common membership interest in ANR Holdings. The interest of Alpha Coal Management in ANR Holdings entitles Alpha Coal Management to receive

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

approximately 0.32% of the distributions made to the holders of common membership interests in ANR Holdings (which we refer to as the management members’ “purchased interest”). In addition, Alpha Coal Management is entitled to receive, subject to certain conditions, an additional distribution of up to 5% of any profits (which we refer to as the management members’ “profits interest”) upon the occurrence of a liquidity event, as defined in the governing documents of ANR Holdings. Generally, a liquidity event will occur when ANR Holdings is sold or when it makes a public sale of equity. The provisions of Alpha Coal Management’s limited liability company agreement also contains put and call rights for the benefit of the executive and Alpha, respectively, with respect to the purchased interests and profits interests if the employment relationship of the executive is terminated. In general, depending on when the employment relationship is terminated, the put and call prices are equal to (1) the sum of the greater of (a) the member’s original investment minus returns on that investment or (b) the fair market value, as defined, of the member’s purchased interest on the date the put is exercised, plus (2) a percentage of the fair market value, as defined, of the profits interest on the date the put is exercised, with the percentage increasing from 50% to 100% as the length of the employment period increases from two to four years from the date Alpha Coal Management was formed. For purposes of the put and call, the agreement requires Alpha to use the same method of valuation that First Reserve Corporation uses for purposes of reporting to its limited partners, reduced by a 25% minority discount.

(27)	Investments

Dominion Terminal Associates

      As part of the Company’s acquisition of the Combined Virginia Entity, the Company acquired a 32.5% interest in Dominion Terminal Associates (DTA). DTA is a partnership with three other companies that operates a leased coal port terminal in Newport News, Virginia (the Terminal). The Company accounts for this investment under the equity method for investments. See note 2(o). The Company did not ascribe any value to this partnership interest when it was acquired.

      The Company has the right to use 32.5% of the throughput and ground storage capacity of the Terminal and pay for this right based upon an allocation of costs as determined by DTA. The Brink’s Company guaranteed bonds of the partnership in the face amount of $43,160 from the financing related to the construction of the Terminal. The Brink’s Company also paid its proportionate share of interest on these bonds. The Company did not assume any obligations associated with these bonds.

      For the nine months ended September 30, 2004, the nine months ended September 30, 2003, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002, the Company made advances to DTA equal to its share of allocated costs of $2,100, $2,281, $3,348, and $253, respectively. The Company records its share of losses in DTA equal to the amount of advances. The Company does not guarantee the obligations of DTA and is not otherwise committed to provide further financial support. Accordingly, the Company does not reduce its investment below zero.

      Net losses of $6,082 and $6,120 for the period from January 1, 2002 to December 13, 2002 and the year ended December 31, 2001, respectively, were recorded by the Predecessor relating to this investment.

Excelven Pty Ltd

      In August 2004, Alpha, together with its affiliate American Metals and Coal International, Inc. (“AMCI”), entered into a subscription deed with Excelven Pty Ltd, pursuant to which each party agreed to acquire a 24.5% interest in Excelven for a purchase price of $6.5 million in cash. Excelven, through its subsidiaries, owns the rights to the Las Carmelitas mining venture in Venezuela and the related Palmarejo

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

export port facility on Lake Maracaibo in Venezuela. Alpha’s first payment of $3,250 was made in September 2004. The investment is accounted for on the equity method, and is included in other assets at September 30, 2004.

(28)	Income Taxes

The Company

      As outlined in the organizational structure in note 1, the minority interest owners and ANR Fund IX Holdings, L.P. own interests in ANR Holdings, a limited liability company and pass-through entity for income tax purposes. As a pass-through entity, ANR Holdings provides information returns reflecting the allocated income (loss) to the minority interest owners and ANR Fund IX Holdings, L.P. based upon their respective ownership percentage and certain special allocations as provided by the limited liability company agreement and the Internal Revenue Code. The income tax consequences of the income (loss) allocated to these owners is not reflected in the combined financial statements.

      The combined financial statements include only the current and deferred income tax associated with Alpha NR Holding, Inc., a taxable entity. The primary source of the income tax impact is derived from the allocated income (loss) from ANR Holdings, Alpha Natural Resources, LLC and its operating subsidiaries, all of which are pass-through entities for tax purposes.

      Significant components of income tax expense (benefit) were as follows:

				Period from
	Nine Months Ended			December 14,
	September 30,		Year Ended	2002 to
			December 31,	December 31,
	2004	2003	2003	2002

		(unaudited)
Current tax expense:
Federal	$2,219	—	—	—
State	65	—	—	—

	2,284	—	—	—

Deferred tax expense (benefit):
Federal	1,803	984	665	(284)
State	645	4	3	(50)

	2,448	988	668	(334)

Total income tax expense (benefit):
Federal	4,022	984	665	(284)
State	710	4	3	(50)

	$4,732	$988	$668	$(334)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      A reconciliation of the statutory federal income tax expense (benefit) at 35% to income before income taxes and minority interest, and the actual income tax expense (benefit) is as follows:

			Period from
	Nine Months		December 14,
	Ended	Year Ended	2002 to
	September 30,	December 31,	December 31,
	2004	2003	2002

Federal statutory income tax expense (benefit)	$15,118	$1,352	$(339)
Increases (reductions) in taxes due to:
Percentage depletion allowance	(3,005)	(1,087)	—
State taxes, net of federal tax impact	461	2	(33)
Change in valuation allowance	(203)	815	—
Taxes not provided for minority interest	(7,049)	(501)	—
Taxes not provided for pass-through entity	(711)	73	37
Other, net	121	14	1

Actual income tax expense (benefit)	$4,732	$668	$(334)

      Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. The net deferred tax assets and liabilities included in the combined financial statements include the following amounts:

		December 31,
	September 30,
	2004	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$1,178	$1,956	$334
Charitable contribution carryforwards	90	118	—
Alternative minimum tax credit carryforward	2,219	—	—

Gross deferred tax assets	3,487	2,074	334
Less valuation allowance	(612)	(815)	—

Total net deferred tax assets	2,875	1,259	334

Deferred tax liabilities:
Investment in limited liability company subsidiary	(4,010)	(653)	—
Virginia tax credit	(1,647)	(940)	—

Total deferred tax liabilities	(5,657)	(1,593)	—

Net deferred tax asset (liability)	$(2,782)	$(334)	$334

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      The breakdown of the net deferred tax asset (liability) is recorded in the accompanying combined balance sheets as follows:

		December 31,
	September 30,
	2004	2003	2002

Current asset	$1,046	$489	$—
Current liability	—	—	—

Net current asset (liability)	1,046	489	—

Noncurrent asset	1,829	770	334
Noncurrent liability	(5,657)	(1,593)	—

Net noncurrent asset (liability)	(3,828)	(823)	334

Total net deferred tax asset (liability)	$(2,782)	$(334)	$334

      As of September 30, 2004, the Company has a net operating loss carryforward (NOL) for federal income tax purposes of $3,624, which is available to offset future federal taxable income, if any, through 2023. In addition, the Company has an alternative minimum tax (AMT) credit carryforward of $2,219 which can be carried forward indefinitely to offset future regular tax in excess of AMT. Due to the likelihood that the AMT will exceed the regular tax in the future, the Company has provided a valuation allowance for the portion of deferred tax assets not expected to be realized. The remaining net deferred tax liability, net of the valuation allowance, reflects the AMT expected to be paid on the net taxable temporary differences.

Predecessor

      The Combined Virginia Entity was subject to U.S. federal and state income taxes. The income tax benefit consisted of the U.S. federal income taxes:

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

Current	$9,175	$1,538
Deferred	8,023	(41)

Total	$17,198	$1,497

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

      The following table accounts for the difference between the actual income tax benefit and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the income (loss) before income taxes.

	Period from
	January 1,
	2002 to	Year Ended
	December 13,	December 31,
	2002	2001

Tax (benefit) expense computed at statutory rate	$(14,532)	$2,388
Increases (reductions) in taxes due to:
Percentage depletion	(1,302)	(3,943)
Adjustment resulting from favorable appeal relating to prior years	(1,678)	—
Miscellaneous	314	58

Actual income tax benefit	$(17,198)	$(1,497)

(29)	Federal Black Lung Excise Tax

Predecessor

      On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of The Brink’s Company’s subsidiaries, including certain of the companies included in the Combined Virginia Entity, ruling that the Federal Black Lung Excise Tax (FBLET) is unconstitutional as applied to export coal sales. The Brink’s Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $2,758 (including interest), of which $2,049 related to the Combined Virginia Entity, during the period from January 1, 2002 to December 13, 2002. The Brink’s Company also received refunds of $23,399 (including interest), of which $15,358 related to the Combined Virginia Entity, during 2001. In addition, $855 of accrued FBLET liability previously recorded related to the Combined Virginia Entity was reversed at the time the refunds were collected in 2001.

(30)	Subsequent Events

      On October 13, 2004, Amfire Mining Company, LLC, a wholly owned subsidiary of the Company, entered into a mineral lease with Pristine Resources, Inc. for the right to deep mine the Upper Freeport “E” seam of coal in Pennsylvania. The lease extends until December 31, 2021 or until such earlier time as all mineable and merchantable coal has been mined and removed. The lease calls for a minimum royalty in the annual amount of up to $750 commencing in 2007 and continuing until the end of the lease. A tonnage royalty based on the greater of a specified minimum amount per ton or a specified percentage of the gross selling price is applied against the annual minimum royalties.

      In November 2004, Alpha Coal Management adopted the Alpha Coal Management LLC 2004 Long-Term Incentive Plan (the “Alpha Coal Management Long-Term Incentive Plan”) to provide equity incentive compensation to those key employees and others who make significant contributions to the strategic and long-term performance objectives and growth of the Company. On November 10, 2004, Alpha Coal Management granted options to purchase 800,000 units of Alpha Coal Management to 22 members of the Company’s management team under the Alpha Coal Management Long-Term Incentive Plan. These options vest over a period of five years (with accelerated vesting upon a change of control) and have a term of ten years. In connection with this grant of options, ANR Holdings agreed that

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Information for the Nine Months Ended September 30, 2003 is Unaudited
(In thousands, except percentages and share and per share data)

upon exercise of awards granted by Alpha Coal Management under the Alpha Coal Management Long-Term Incentive Plan, ANR Holdings will issue to Alpha Coal Management additional membership interests of ANR Holdings in an aggregate amount equal to up to 1% of the total equity of ANR Holdings as of November 10, 2004, provided that Alpha Coal Management contributes to ANR Holdings the exercise price received by it for awards exercised.

INDEPENDENT AUDITORS’ REPORT

Alpha Natural Resources, LLC

and Board of Directors of
Coastal Coal Company, LLC:

      We have audited the accompanying consolidated balance sheet of Coastal Coal Company, LLC and subsidiary (the Company) as of December 31, 2002, and the related consolidated statements of operations, changes in members’ equity and comprehensive income (loss), and cash flows for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coastal Coal Company, LLC and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP

KPMG LLP

Roanoke, Virginia

April 29, 2004

COASTAL COAL COMPANY, LLC

CONSOLIDATED BALANCE SHEET

December 31, 2002

Assets

Current assets:
Cash and cash equivalents	$22,250
Accounts receivable, net	33,012,961
Inventories	11,904,110
Prepaid expenses and other current assets	2,396,419

Total current assets	47,335,740
Property, plant, and equipment, net	89,988,270
Other noncurrent assets, net	13,892,542

Total assets	$151,216,552

Liabilities and Members’ Equity
Current liabilities:
Bank overdraft	$2,744,855
Accounts payable	9,975,516
Accrued payroll	553,268
Other current liabilities	36,954,376

Total current liabilities	50,228,015
Other noncurrent liabilities	80,074,583

Total liabilities	130,302,598
Minority interest in subsidiary	(703,740)
Members’ equity:
Capital contributions	263,971,698
Advances to related parties, net	(28,763,662)
Accumulated other comprehensive loss	(17,284,264)
Accumulated deficit	(196,306,078)

Total members’ equity	21,617,694
Commitments and contingencies

Total liabilities and members’ equity	$151,216,552

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Period from January 1, 2003 to January 31, 2003 and
Year Ended December 31, 2002

	Period from
	January 1,
	2003 to	Year Ended
	January 31,	December 31,
	2003	2002

Revenues:
Net sales	$21,501,688	269,242,430
Royalty and other	257,335	14,325,268

	21,759,023	283,567,698

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	18,159,578	270,548,861
Depreciation, depletion and amortization	1,150,516	15,082,381
Administrative and general (exclusive of depreciation and amortization shown separately above)	1,092,602	11,546,250

	20,402,696	297,177,492

Income (loss) from operations	1,356,327	(13,609,794)
Gain (loss) on sale of property, plant, and equipment	(15,459)	3,460,840
Interest income (expense), net	(79,508)	663,507

Income (loss) before cumulative effect of accounting change and minority interest	1,261,360	(9,485,447)
Cumulative effect of accounting change	6,762,081	—

Income (loss) before minority interest	8,023,441	(9,485,447)
Minority interest	(32,358)	3,454

Net income (loss)	$7,991,083	(9,481,993)

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC

CONSOLIDATED STATEMENTS OF CHANGES

IN MEMBERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Period from January 1, 2003 to January 31, 2003 and
year ended December 31, 2002

			Accumulated
		Advances to	Other
	Capital	(from) Related	Comprehensive	Accumulated
	Contributions	Parties, Net	Loss	Deficit	Total

Balances, December 31, 2001	$263,971,698	39,114,285	—	(186,824,085)	116,261,898
Affiliate transactions, net	—	(67,877,947)	—	—	(67,877,947)
Net loss	—	—	—	(9,481,993)	(9,481,993)
Minimum pension liability adjustment	—	—	(17,284,264)	—	(17,284,264)

Comprehensive loss					(26,766,257)

Balances, December 31, 2002	263,971,698	(28,763,662)	(17,284,264)	(196,306,078)	21,617,694
Affiliate transactions, net	—	16,309,474	—	—	16,309,474
Net income and comprehensive income	—	—	—	7,991,083	7,991,083

Balances, January 31, 2003	$263,971,698	(12,454,188)	(17,284,264)	(188,314,995)	45,918,251

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period from January 1, 2003 to January 31, 2003 and
year ended December 31, 2002

	Period from
	January 1,
	2003 to	Year Ended
	January 31,	December 31,
	2003	2002

Cash flows from operating activities:
Net income (loss)	$7,991,083	(9,481,993)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(6,762,081)	—
Depreciation, depletion and amortization	1,150,516	15,082,381
Accretion of asset retirement obligation	85,241	—
(Gain) loss on sale of property, plant, and equipment	15,459	(3,460,840)
Amortization of deferred gain on sale of mineral reserves	(24,686)	(22,336)
Virginia tax credit refundable to parent	(115,801)	(1,275,086)
Minority interest	32,358	(3,454)
Increase (decrease) in cash flows from changes in:
Accounts receivable, net	(2,393,076)	4,603,307
Inventories	(87,800)	(1,602,775)
Prepaid expenses and other current assets	581,143	(2,357,988)
Other noncurrent assets	(1,291,346)	1,319,539
Accounts payable	1,131,362	(11,194,113)
Accrued payroll	390,611	(500,116)
Other current liabilities	(14,015,463)	17,913,630
Other noncurrent liabilities	(1,497,539)	8,654,774

Net cash provided by (used in) operating activities	(14,810,019)	17,674,930

Cash flows from investing activities:
Proceeds from sale of property, plant, and equipment	21,300	57,000,000
Purchases of property, plant, and equipment	(1,982,298)	(5,818,601)

Net cash provided by (used in) investing activities	(1,960,998)	51,181,399

Cash flows from financing activities:
Advances to related parties, net	16,425,275	(66,602,861)
Change in bank overdraft	345,742	(2,253,468)

Net cash provided by (used in) financing activities	16,771,017	(68,856,329)

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	22,250	22,250

Cash and cash equivalents at end of period	$22,250	22,250

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$135,333	64,419
Noncash investing and financing activities:
Deferred gain on sale of mineral reserves	—	7,740,245
Deferred gain on sale of real property	—	776,366
Minimum pension liability adjustment	—	17,284,264

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003 and December 31, 2002

(1)	Summary of Significant Accounting Policies and Practices

(a) Description of Business

      Coastal Coal Company, LLC and its majority owned subsidiary, Coastal Coal — West Virginia, LLC, (collectively, the Company) were owned by El Paso CGP Company and American Natural Resources Company, wholly owned subsidiaries of El Paso Corporation (El Paso) through January 31, 2003 (see note 13). The Company is organized as a limited liability company under the laws of the state of Delaware. The Company is engaged in the business of extracting coal from reserves located in Virginia, West Virginia, and Kentucky, and leasing land and associated mineral reserves to coal mining companies. Coal extracted by the Company is primarily sold to utility companies located in the East and Southeast regions of the United States of America.

(b) Principles of Consolidation

      The consolidated financial statements include the following companies.

      Companies with coal reserves and production facilities:

•	Brooks Run Mining Company

•	Enterprise Mining Company

•	Virginia Iron, Coal and Coke (VICC) Mining Company

•	Kingwood Mining Company

•	Greenbrier Mining Company (Inactive)

      Companies providing administrative services:

•	Coastal Coal Administration

•	Coastal Coal Sales Company

      Holding companies:

•	Coastal Coal Company, LLC

•	Coastal Coal-West Virginia, LLC

      All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand, cash in banks, and investments in money market accounts and are stated at cost, which approximates fair market value. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Accounts Receivable and Allowance for Doubtful Accounts

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The allowance for doubtful accounts consists of an amount for specifically identified uncollectable accounts and a general allowance based on historical losses for all accounts. The Company does not have any off-balance-sheet credit exposure related to its customers.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Inventories

      Coal inventory is stated at the lower of cost, with cost determined using the average monthly production costs, or net realizable value. Purchased coal is stated at purchase price. Coal inventory at December 31, 2002 was comprised of raw, processed, and purchased coal.

      Supplies inventory is stated at the lower of average cost or net market value.

(f) Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the lives of the related assets, are charged to expense as incurred while major renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the property accounts. Depreciation of plant and equipment for financial reporting purposes is provided using the straight-line method over the assets’ estimated useful lives.

      Costs incurred as part of the acquisition of mineral interests and mine development costs incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method. Mine development costs include costs incurred for site preparation and development at the mines during the development stage.

(g) Impairment of Long-Lived Assets

      Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that quality for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(h) Reclamation

      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Reclamation of disturbed acreage is performed as a normal part of the mining process. The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Company’s liability for reclamation at January 31, 2003 represents the fair value of its asset retirement obligation as of this date. The asset retirement obligation will be adjusted in the

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

future to reflect the passage of time and changes, if any, in the estimated future cash flows underlying the initial fair value measurement. Upon adoption, impacted financial statement line items were property, plant, and equipment, net; other current liabilities; other noncurrent liabilities; and the net cumulative effect of the change in accounting principle. Property, plant, and equipment, net increased by $2,125,877; other current liabilities decreased by $2,524,368; other noncurrent liabilities decreased by $2,111,836; and the cumulative effect of the accounting change of $6,762,081 was reflected in the consolidated statement of income for the period from January 1, 2003 to January 31, 2003.

      Prior to the adoption of SFAS No. 143, expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations were charged against earnings as incurred. Estimated site restoration and post closure reclamation costs were charged against earnings using the unit-of-production method over the expected economic life of each mine. Accrued reclamation costs were subject to review by management on a regular basis and were revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(i) Advance Mining Royalties

      Leases, which require minimum annual or advance payments and are recoverable from future production, are generally deferred and charged to expense as the coal is subsequently produced. At December 31, 2002, advance mining royalties totaled approximately $7.8 million, of which approximately $1.7 million is included in prepaid expenses and other current assets. The Company periodically assesses the recoverability of such prepaid minimum royalties based on current operating plans, expiration dates of such prepaid royalties, and the economic environment in the coal industry, and records a charge to earnings when it is deemed more likely than not that such amounts will not be recovered.

(j) Postretirement Benefits Other Than Pensions

      Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires employers to accrue the cost of postretirement benefits during the employees’ service and over the average remaining life expectancy of inactive participants.

(k) Black Lung Benefits

      Coal mining companies are obligated to pay coal workers’ pneumoconiosis (black lung) benefits to eligible recipients with respect to claims awarded on or after July 1, 1973. The liability and annual expense for these benefits are based on annual evaluations prepared by the Company’s independent actuaries.

(l)	Pension Plan

      The Company has a noncontributory pension plan covering substantially all employees. Costs of the plan are charged to current operations and are based on various actuarial assumptions.

(m)	Health Insurance Programs

      The Company is self-insured, up to specified limits, for costs of casualty claims and medical claims. The Company utilizes commercial insurance to cover what it considers significant or catastrophic casualty and medical claims. Accrued casualty losses are based on actuarial assumptions, adjusted for Company specific history and expectations.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Revenue Recognition

      The Company currently derives the majority of its revenue from the sale of coal and leasing of land and related mineral reserves to coal mining companies. Revenue derived from the sale of coal is recognized at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenue derived from the mineral leases are recognized at the time coal is extracted from the leased premises.

(o)	Freight Costs

      Shipping and handling costs paid to third-party carriers are recorded as freight expense and included in cost of sales.

(p)	Income Taxes

      The Company is a limited liability company organized under the laws of the State of Delaware. Tax attributes of a limited liability company pass through to the individual investors. Accordingly, the accompanying consolidated balance sheet does not include income tax assets or liabilities.

(q)	Fair Value of Financial Instruments

      The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, bank overdraft, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. See note 10 regarding advances to related parties.

(r)	Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company include the allowance for doubtful accounts; recoverable mineral tonnage in the ground; pension and postretirement accruals; reclamation and mine closure obligations; black lung and workers’ compensation liabilities; and inventory obsolescence. Actual results could differ from those estimates.

(2)	Accounts Receivable

      Accounts receivable, net at December 31, 2002 consists of the following:

Trade accounts receivable, net of allowance for doubtful accounts of $7,772	$19,544,968
Land mineral lease royalties	485,457
Black lung excise tax refund receivable	10,017,692
Other	2,964,844

$33,012,961

      Land and mineral lease royalties receivable represent amounts currently due from third parties for coal mined from Company reserves. The black lung excise tax refund receivable represents claims, including interest, due from the Internal Revenue Service for a refund of excise taxes paid on export coal shipments made by the Company for the period 1994 through 2000.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Inventories

      Inventories at December 31, 2002 consists of the following:

Coal	$8,284,715
Mining supplies	3,619,395

$11,904,110

(4) Property, Plant, and Equipment

      Property, plant, and equipment at December 31, 2002 consists of the following:

	Estimated
	Lives

Land and mineral rights		$14,463,803
Plant, equipment, and mine development	3-30 years	219,388,767
Construction in progress		7,037,769

		240,890,339
Less accumulated depreciation, depletion, and amortization		150,902,069

		$89,988,270

      In fiscal 2001, as a result of changes occurring in the energy industry, the Company assessed the carrying values of property, plant, and equipment and determined that the carrying amounts of certain of its assets were impaired. As a result, the Company reduced historical carrying values of certain of its property, plant and equipment to their estimated fair market values. The impairment charge recorded totaled approximately $127.6 million.

(5)	Employees’ Termination Benefits

      Between March and June of 2002, the Company approved a plan to terminate approximately 100 coal-mining and administrative employees located in Virginia and Kentucky. As compensation for their termination, the Company offered terminated employees a benefits package based upon the employees’ years of service and levels of income. Approximately $70,000 and $3.3 million of such benefits expense was incurred for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, respectively. Approximately $528,000 was unpaid at December 31, 2002 and is included in other current liabilities.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Other Current and Noncurrent Liabilities

      Other current and noncurrent liabilities at December 31, 2002 comprise the following:

	Current	Noncurrent	Total

Black lung and other workers compensation obligations	$3,100,000	31,300,182	34,400,182
Accrued reclamation costs	1,000,000	14,329,905	15,329,905
Pension benefits	2,682,134	5,974,419	8,656,553
Postretirement benefits	826,000	13,495,000	14,321,000
Long-term disability benefits	1,900,000	4,881,000	6,781,000
Deferred gain on sale of coal reserves	324,838	7,393,071	7,717,909
Accrued settlement loss on contract	16,062,717	—	16,062,717
Black lung excise tax refund liabilities	6,017,714	1,744,640	7,762,354
Accrued other taxes	4,114,670	—	4,114,670
Other	926,303	956,366	1,882,669

	$36,954,376	80,074,583	117,028,959

      In connection with services rendered in obtaining the black lung excise tax refund (see note 2), the Company has agreed to pay portions of the refund to certain third parties. This amount is included in current and noncurrent liabilities.

      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with costs and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and timing of expenditures to reflect current experience.

      As described in note 1, the Company adopted the provisions of SFAS No. 143 on January 1, 2003. The changes in the asset retirement obligation for the period from January 1, 2003 to January 31, 2003 are as follows:

Reclamation liability at December 31, 2002	$15,329,905
Cumulative effect of accounting change	(6,762,081)

Asset retirement obligation at January 1, 2003	8,567,824
Accretion from January 1, 2003 to January 31, 2003	85,241
Sites added from January 1, 2003 to January 31, 2003	928,861

Asset retirement obligation at January 31, 2003	$9,581,926

      The Company leases coal properties to independent third parties under terms requiring periodic minimum royalty payments. These payments are recorded by the Company as deferred royalty income when received and are recognized into income using the units of production method associated with specific reserves covered under the lease. At December 31, 2002, the Company has approximately $223,000 of deferred royalty income to be recognized in future periods, which is included in other current liabilities.

      On December 4, 2002, the Company sold the majority of the coal properties of three of its subsidiaries, Enterprise, Kingwood and VICC, to CSTL, LLC for $57 million. As part of this sale, the

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s then parent company, El Paso, received the right to receive an overriding royalty on the coal produced from the assets sold. The majority of the coal properties were leased back to the Company. The total gain was approximately $11.2 million. The Company has deferred the gain on the sale of the coal properties amounting to approximately $7.7 million as of December 31, 2002, of which approximately $325,000 is included in other current liabilities.

      The Company had a long-term supply contract with American Electric Power (AEP) at a below market price. The terms of the contract were for 1.2 million tons annually until June 30, 2005. On December 9, 2002, the Company entered into a termination and release agreement, whereby AEP agreed to terminate its contract with the Company and release the Company from any further obligations under the supply agreement in exchange for a settlement payment of approximately $16.1 million. This amount was recorded as a loss during 2002 and is included in other current liabilities in the consolidated balance sheet as of December 31, 2002.

(7)	Virginia Coalfield Employment Enhancement Tax Credit

      For tax years 1996 though 2007, Virginia companies with an economic interest in coal, earn tax credits based upon tons sold, seam thickness, and employment levels. The maximum credit earned equals $0.40 per ton for surface mined coal and $1.00 or $2.00 per ton for deep mined coal depending on seam thickness. Credits allowable are deducted from the maximum amounts if employment levels are not maintained from the previous year, and no credit is allowed for coal sold to Virginia utilities. Currently, the cash benefit of the credit is realized between three and four years after being earned and either offsets taxes imposed by Virginia at 100% or is refundable by the state at 85% of the face value to the extent taxes are not owed. The credits are available or refundable to El Paso. The Company records the present value of the credit as a reduction of current year operating costs and as an adjustment to due from related parties as it is earned. The reduction to operating costs for the period from January 1, 2003 to January 31, 2003, and for the year ended December 31, 2002 was approximately $116,000 and $1.3 million, respectively.

(8)	Workers’ Compensation and Pneumoconiosis Benefit Obligations

      Coal mining companies are subject to the Federal Coal Mine Health and Safety Act of 1969 (the Act), as amended, and various states’ statutes for the payment of medical and disability benefits to eligible recipients related to coal worker’s pneumoconiosis (black lung). The Company provides for these claims principally through a self-insurance program. The liability for such claims is determined based upon an annual evaluation prepared by the Company’s independent actuaries.

      On December 20, 2000, the United States Department of Labor published revised administrative rules with respect to the Act. The revised regulations are expected to increase the cost of benefits paid under the Act by generating an increase to the approval rate of claims filed under the Act as well as an increase to the average cost per claim filed under the Act. The Company’s black lung reserves incorporate an estimate of the increase in the frequency and severity of black lung claims due to the Department of Labor’s revised administrative rules. However, due to lack of historical data with regards to the effect of the revised administrative rules, it is possible that actual results may materially differ from the estimate provided above.

(9)	Pension, Postretirement, and Postemployment Benefits

      The Company has a defined benefit pension plan covering substantially all employees which provides for retirement benefits based upon an employee’s credited service at termination and, for salaried employees, compensation history. Funding for the plan is based upon a review of the specific requirements and an evaluation of the assets and liabilities of the plan.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the Company’s defined benefit pension plan, the Company also sponsors a defined benefit health care plan. The plan provides certain medical, dental and life insurance benefits to eligible retired employees. Employees of the Company generally become eligible for retiree health care benefits by retiring from the Company after reaching ages 50 or 55, depending upon the nature of their service to the Company, and attaining ten years of service. Generally, the medical and dental plans pay a stated percentage of most medical expenses reduced for any deductibles and payments made by government programs and other group coverage. The postretirement medical, dental and life insurance plans are unfunded. The measurement date used to determine pension and postretirement benefit measures is September 30.

      The net periodic benefit cost for the period from January 1, 2003 to January 31, 2003 is as follows:

	Period from January 1,
	2003 to January 31, 2003

	Pension	Postretirement
	Benefits	Benefits

Net periodic benefit cost	$70,572	175,000

      The components of the change in benefit obligations and net periodic benefit cost for the year ended December 31, 2002 are as follows:

	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Change in benefit obligation:
Pension/ Postretirement benefit obligation at beginning of year	$53,555,551	14,534,000
Service cost	3,028,948	—
Interest cost	3,922,028	1,371,000
Benefits paid	(2,682,134)	(1,584,000)
Actuarial loss	10,633,556	—

Benefit obligation — end of year	$68,457,949	14,321,000

Change in plan assets:
Fair value of plan assets at beginning of year	$60,153,390	—
Return on assets — actual	(6,350,688)	—
Benefits paid	(2,682,134)	—

Fair value of plan assets at end of year	$51,120,568	—

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Actuarial present value of accumulated benefit obligation	$(68,457,949)	(14,321,000)
Plan assets at fair value	51,120,568	—

Unfunded benefit obligation	(17,337,381)	(14,321,000)
Unrecognized net actuarial (gain) loss	25,965,092	—
Unrecognized prior service cost	1,093,252	—
Contributions	—	—

Net amount recognized at year end	$9,720,963	(14,321,000)

Amounts included in balance sheet:
Accrued benefit cost	$(8,656,553)	(14,321,000)
Intangible asset	1,093,252	—
Change in additional minimum liability obligation	17,284,264	—

Net amount recognized at year end	$9,720,963	(14,321,000)

	Year Ended
	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Components of net periodic benefit cost:
Service cost	$3,028,948	—
Interest cost on Projected Benefit Obligation (PBO)	3,922,028	1,371,000
Return on assets — expected	(5,956,703)	—
Other amortization, net	75,613	—

Net periodic benefit cost	$1,069,886	1,371,000

Weighted average actuarial assumptions at December 31, 2002:
Discount rate	6.75%	6.75%
Expected long-term rate of return on plan assets	8.80%	—
Rate of compensation increase	4.00%	—

      The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) for medical benefits is 9.0% in 2002, decreasing to 6.0% in 2008 and thereafter.

      The Company also provides long-term disability benefits for substantially all employees. The Company provides for these claims principally through a self-insurance program. The liability for such claims is determined based upon an annual evaluation by the Company’s independent actuaries. As of December 31, 2002, an accrued benefit liability of $6,781,000 is recorded for these postemployment benefits.

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The measurement date used to determine postemployment benefit measures is January 1. Assumptions used by the Company’s independent actuaries in determining the long-term disability liability for 2002 included the following:

Discount rate	7.25%
Mortality — healthy	1983 Group Annuity Mortality Table
Mortality — disabled	1987 Commissioner’s Group Long-Term Disability Valuation Table
Annual Health Care Cost Trend Rate	9.0% for 2002 declining to 6.0% by 2008

      El Paso has a defined contribution employee benefit plan (the Plan) covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. A participant may elect to make basic contributions from 2% to 15% of his or her eligible compensation on a before-tax or after-tax basis. El Paso made matching contributions on behalf of the Company in cash equal to 75% of a participant’s basic contribution up to a maximum level of 6% of eligible compensation. Those contributions were approximately $100,000 for the period from January 1, 2003 to January 31, 2003 and $1.3 million for the year ended December 31, 2002.

(10)	Related Party Transactions

      Affiliates of El Paso perform certain administrative services for the Company and allocate charges based on the services performed. Such administrative services include, but are not limited to, finance, treasury, cash management, payroll processing, employee benefit administration and certain accounting functions. El Paso would also advance cash to the Company, on an as needed basis, to fund the Company’s payroll, accounts payable and other cash needs, and would borrow any excess cash generated by the Company. As of December 31, 2002, El Paso and its affiliates owe the Company approximately $28.8 million related to these matters, the amount being reflected as a component of member’s equity.

(11)	Commitments and Contingencies

      The Company mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays production royalties based on a percentage of the net sales price of coal produced or based on the actual tonnage mined from the leased premises. The Company’s mineral leases require the Company to pay minimum royalties. Some of such leases have fixed terms and others are effective until exhaustion of the mineral reserves. Future minimum royalty payments under mineral lease agreements at December 31, 2002 were as follows:

Year Ending	Royalty
December 31,	Commitments

2003	$4,373,138
2004	4,170,948
2005	3,661,676
2006	3,488,176
2007	3,488,176
Thereafter	17,064,480

Total	$36,246,594

      The Company is the subject of, or a party to, various suits and pending or threatened litigation involving governmental agencies and private interests. Also, the Company’s operations are affected by federal, state, and local laws and regulations regarding environmental matters and other aspects of its

COASTAL COAL COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business. The outcome or timing of current legal or environmental matters or the impact, if any, of pending legislation or regulatory developments on future operations is not currently estimable.

      In the normal course of operations, the Company enters into long-term supply contracts for the sale of various qualities of coal to customers in the energy industry. Under the terms of these contracts, the Company is obligated to supply coal to customers at prices ranging from approximately $24 to $38 per ton/, with such prices subject to adjustment in future periods based upon factors such as the quality of the coal. All supply contracts entered into as of December 31, 2002 will expire through September 10, 2010.

(12)	Risks and Uncertainties

      The Company is engaged in the production of high-quality low sulfur steam coal for the electric generating industry as well as industrial customers. Coal produced from the Company’s reserves located in Virginia, West Virginia and Kentucky is primarily sold to energy companies in the eastern and southeastern United States under long-term supply agreements. Additional production from Company reserves not covered under supply contracts is sold on the open market. The Company is subject to risks and uncertainties related to the creditworthiness of customers in the energy industry as well as price, supply, demand, and other volatility associated with coal commodity markets. Commodities markets and economic conditions have been volatile in the past and can be expected to be volatile in the future.

      Three of the Company’s largest customers, Mirant Americas Energy Marketing, LP, South Carolina Electric & Gas and American Electric Power, account for approximately 17%, 11% and 11%, respectively, of the Company’s trade accounts receivable at December 31, 2002. The Company has approximately $3.4 million, $2.1 million and $2.1 million due from Mirant Americas Energy Marketing, LP, South Carolina Electric & Gas and American Electric Power, respectively, at December 31, 2002.

      Three of the Company’s largest customers, Mirant Americas Energy Marketing, LP, Georgia Power Company, and Ontario Power Generation account for approximately 20%, 13% and 10%, respectively, which represents approximately $4.4 million, $2.9 million and $2.1 million, respectively, of the Company’s net sales for the period from January 1, 2003 to January 31, 2003.

      Three of the Company’s largest customers, Georgia Power Company, Ontario Power Generation, and American Electric Power, account for approximately 16%, 10% and 10%, respectively, which represents approximately $42.3 million, $27.0 million and $27.2 million, respectively, of the Company’s net sales for the year ended December 31, 2002.

(13)	Subsequent Sale of the Company

      On January 31, 2003, El Paso Corporation sold its membership interest in the Company, subject to certain retained assets and liabilities, to AMFIRE, LLC, a subsidiary of Alpha Natural Resources, LLC. The retained assets and liabilities included cash, black lung excise tax receivables, pension and post-employment obligations, black lung obligations, and workers’ compensation obligations.

INDEPENDENT AUDITORS’ REPORT

Alpha Natural Resources, LLC

and Stockholders and Board of Directors
of North American Division of American Metals
and Coal International, Inc. and Affiliates:

      We have audited the accompanying combined balance sheet of the North American Division of American Metals and Coal International, Inc. and Affiliates as of December 31, 2002 and the related combined statements of operations, stockholders’ equity and partners’ capital, and cash flows for the period from January 1, 2003 to March 11, 2003 and for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the North American Division of American Metals and Coal International, Inc. and Affiliates as of December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 2 to the combined financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP

KPMG LLP

Pittsburgh, Pennsylvania

March 17, 2004

AMERICAN METALS AND COAL INTERNATIONAL, INC. AND AFFILIATES

(North American Division)

COMBINED BALANCE SHEET

December 31, 2002

ASSETS
Current assets:
Cash and cash equivalents	$5,410,701
Trade accounts receivable, net	26,137,692
Notes receivable, net	1,482,485
Coal inventory	17,748,779
Materials and supplies inventory	1,636,241
Prepaid expenses	1,210,446
Due from affiliates	9,975,555
Other current assets	1,843,220

Total current assets	65,445,119
Property, plant, and equipment, net	51,234,814
Other assets	2,678,386

Total assets	$119,358,319

LIABILITIES AND STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL
Current liabilities:
Revolving credit line	$13,176,658
Current portion of long-term debt	2,151,923
Trade accounts payable	13,852,853
Accrued expenses and other current liabilities	7,716,479
Demand notes payable to stockholder	3,424,229
Due to affiliates	9,236,701

Total current liabilities	49,558,843
Long-term liabilities:
Long-term debt	5,982,861
Reclamation	5,265,130
Other long-term liabilities	14,368,216

Total long-term liabilities	25,616,207

Total liabilities	75,175,050

Stockholders’ equity and partners’ capital:
Common stock	2,800
Capital in excess of par value	5,250,324
Retained earnings	31,946,314

Total stockholders’ equity	37,199,438
Partners’ capital	6,983,831

Total stockholders’ equity and partners’ capital	44,183,269

Total liabilities and stockholders’ equity and partners’ capital	$119,358,319

See accompanying notes to combined financial statements.

AMERICAN METALS AND COAL INTERNATIONAL, INC. AND AFFILIATES

(North American Division)

COMBINED STATEMENTS OF OPERATIONS

	Period from
	January 1, 2003	Year Ended
	to March 11,	December 31,
	2003	2002

Revenues:
Coal sales	$40,980,996	$319,445,702
Coal sales — affiliates	1,771,972	3,486,830
Other revenues	311,479	2,128,219
Other revenues — affiliates	549,353	2,584,549

Total revenues	43,613,800	327,645,300
Costs and expenses:
Coal purchases and operating costs and expenses (exclusive of items shown separately below)	34,225,178	248,757,082
Coal purchases and operating costs and expenses — affiliates (exclusive of items shown separately below)	6,049,170	47,345,992
Depreciation, depletion, and amortization	1,791,838	8,577,532
Selling and administrative expenses (exclusive of depreciation and amortization shown separately above)	2,406,605	11,471,505
Selling and administrative expenses — affiliates (exclusive of depreciation and amortization shown separately above)	101,290	567,317
Other expenses	6,312	5,615,080

Total expenses	44,580,393	322,334,508

Operating (loss) income	(966,593)	5,310,792
Interest income	36,227	320,049
Interest income — affiliates	87,559	650,646
Interest expense	(294,503)	(2,243,960)
Interest expense — affiliates	(47,470)	(403,342)
Gain on sale of fixed assets	(208,390)	424,113

(Loss) income before income taxes	(1,393,170)	4,058,298
Income tax expense	—	4,877,990

Loss before cumulative effect of accounting change	(1,393,170)	(819,692)
Cumulative effect of accounting change (note 2)	(696,565)	—

Net loss	$(2,089,735)	$(819,692)

See accompanying notes to combined financial statements.

AMERICAN METALS AND COAL INTERNATIONAL, INC. AND AFFILIATES

(North American Division)

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL

Period from January 1, 2003 to March 11, 2003 and
year ended December 31, 2002

		Stockholders’ equity

				Capital in
	Partners’	Common	Capital	excess of	Retained	Stockholders’
	capital	shares	stock	par value	earnings	equity	Total

Balances, January 1, 2002	$(138,903)	2,800	$2,800	5,250,324	40,553,323	45,806,447	45,667,544
Net income (loss)	(1,633,840)	—	—	—	814,148	814,148	(819,692)
Distributions to partners	(1,560,415)	—	—	—	—	—	(1,560,415)
Dividends to stockholders	—	—	—	—	(9,421,157)	(9,421,157)	(9,421,157)
Partnership contributions	10,316,989	—	—	—	—	—	10,316,989

Balances, December 31, 2002	6,983,831	2,800	2,800	5,250,324	31,946,314	37,199,438	44,183,269
Net income (loss)	195,592	—	—	—	(2,285,327)	(2,285,327)	(2,089,735)
Distributions to partners	(175,000)	—	—	—	—	—	(175,000)
Dividends to stockholders	—	—	—	—	(6,600)	(6,600)	(6,600)

Balances, March 11, 2003	$7,004,423	2,800	$2,800	5,250,324	29,654,387	34,907,511	41,911,934

See accompanying notes to combined financial statements.

AMERICAN METALS AND COAL INTERNATIONAL, INC. AND AFFILIATES

(North American Division)

COMBINED STATEMENTS OF CASH FLOWS

Period from January 1, 2003 to March 11, 2003 and
year ended December 31, 2002

	Period from	Year Ended
	January 1, 2003	December 31,
	to March 11, 2003	2002

Cash flows from operating activities:
Net loss	$(2,089,735)	(819,692)
Adjustments to reconcile net loss to net cash flows (used in) provided by operating activities:
Cumulative effect of accounting change	696,565	—
Depreciation and amortization	1,791,838	8,577,532
Deferred income taxes	552,048	3,409,223
Accretion of asset retirement obligation	145,427	—
(Gain) loss on sale of fixed assets	208,390	(424,113)
Changes in assets and liabilities:
Notes and accounts receivable	4,747,583	25,803,528
Inventories	(4,654,738)	(41,475)
Prepaid expenses	(93,718)	(505,276)
Decrease in amounts due to affiliates	(3,244,077)	(8,633,419)
Other current and noncurrent assets	196,813	1,164,651
Accounts payable	402,126	(13,738,315)
Accrued expenses and other current liabilities	(1,506,718)	(266,972)
Other noncurrent liabilities	(913,029)	4,796,493

Net cash flows (used in) provided by operating activities	(3,761,225)	19,322,165

Cash flows from investing activities:
Additions to property, plant, and equipment	(1,495,166)	(15,086,987)
Proceeds from sale of property and equipment	20,000	678,741

Net cash flows used in investing activities	(1,475,166)	(14,408,246)

Cash flows from financing activities:
Net borrowings (payments) on lines of credit	2,437,473	(7,788,294)
Principal payments on long-term debt	(325,404)	(1,771,906)
Proceeds from long-term debt	—	6,532,261
Net increase (decrease) in note payable to stockholder	23,270	(437,138)
Dividends and distributions	(181,600)	(10,981,572)
Capital contributions	—	10,316,989

Net cash flows provided by (used in) financing activities	1,953,739	(4,129,660)

Net change in cash and cash equivalents	(3,282,652)	784,259
Cash and cash equivalents — beginning of period	5,410,701	4,626,442

Cash and cash equivalents — end of period	$2,128,049	5,410,701

Supplemental cash flow disclosures:
Cash paid for interest	$343,973	2,647,302

See accompanying notes to combined financial statements.

AMERICAN METALS AND COAL

INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2002

(1)	Basis of Presentation and Organization

      The combined financial statements include the assets and liabilities and operations of the North American Division of American Metals and Coal International, Inc. and certain affiliates (AMCI or the Company).

      AMCI is a broker and producer of Appalachian steam and metallurgical coal. Coal is produced from mines in western Pennsylvania, northern Colorado, and West Virginia with distribution and sales occurring throughout the United States and abroad. Principal customers of the group are domestic and international coke and steel producers, public utilities, and affiliates of American Metals and Coal International, Inc.

      Companies comprising AMCI are the following:

           Surface and Underground Mining:

Alpine Development Company
Creekside Energy Development Company
Dayton Resources Company
Dunamis Resources, LLC
Madison Mining Company, LLC
National King Coal, LLC
Newhall Pocahontas Energy, Inc. (subsidiary of Deerfield Resources, Inc.)
Riverside Energy, Inc.
Senate Coal Mines, Inc. and its subsidiary Senate Resources, Inc.

           Coal Processing:

Barkers Ridge Development Company and its subsidiary Herndon Processing Company Indian Ridge Development and its subsidiary Virginia Crews Coal Company Kepler Processing Company, Inc.

           Coal Sales and Brokering:

American Metallurgical Coal Sales, LLC Metcoal Sales, Inc. Tanoma Energy, Inc.

           Coal Transportation and Transloading:

Gallup Transportation and Transloading Company, LLC I-22 Processing, Inc.

           Mine Acquisition and Development:

Deerfield Resources, Inc. and its subsidiary Newhall Processing, Inc.
Guyandotte Pocahontas, Inc.
Laurel Energy, L.P.
Laurel Resources, L.P.
Open Fork, Inc.
Redbank, Inc.
Still Run Incorporated
Vollow Resources, LLC

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

           Administrative Support:

Consulting and Coal Service, Inc. Laurel Mountain Management, Inc.

(2)	Summary of Significant Accounting Policies

(a) Principles of Presentation

      The combined financial statements include all accounts of the Company. All significant intercompany transactions and balances have been eliminated.

(b) Cash and Cash Equivalents

      The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

(c) Accounts and Notes Receivable

      The Company establishes provisions for losses on accounts and notes receivable when it is determined probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes any allowance necessary using the specific identification method. The allowance for doubtful accounts for trade receivables at December 31, 2002 was approximately $445,000. The allowance for doubtful accounts for notes receivable at December 31, 2002 was approximately $715,000.

(d) Materials and Supplies Inventory

      Supplies inventory is stated at the lower of average cost or market. Upon issuance of a supply inventory item to a project, the item is recorded as a component of property, plant, and equipment, or expensed as appropriate.

(e) Coal Inventory

      Coal inventory at December 31, 2002 was comprised of raw and purchased coal. Coal inventory is stated at the lower of cost, with cost determined using average monthly production costs per ton, or net realizable value. Purchased coal is stated at its purchase price, or net realizable value if lower.

(f) Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Property, plant, and equipment are depreciated using the straight-line method over their estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods.

      Costs incurred as part of the acquisition of mineral interests and mine development costs incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method. Mine development costs include costs incurred for site preparation and development at the mines during the development stage.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(g) Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(h) Asset Retirement Obligations

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. In addition, the Company records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 effective January 1, 2003.

      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Reclamation of disturbed acreage is performed as a normal part of the mining process. The asset retirement obligation will be adjusted in the future to reflect the passage of time and changes, if any, in the estimated future cash flows underlying fair value measurement from the period. Upon adoption, property, plant, and equipment were increased by $2,302,689; asset retirement obligations were increased by $2,999,254; and retained earnings was decreased by the cumulative effect of the change in accounting principle of $696,565 as of March 11, 2003.

      Prior to January 1, 2003, the estimated cost for mine reclamation was provided for using the units-of-production method over the economic life of the mine. Estimated reclamation costs were subject to review by management on a regular basis and revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(i) Advance Mining Royalties

      Leases, which require minimum annual or advance payments and are recoverable from future production, are generally deferred and charged to expense as the coal is subsequently produced. At December 31, 2002, advance mining royalties totaling $513,066 are included in prepaid expenses. The Company periodically assesses the recoverability of such advance minimum royalties based on current operating plans, expiration dates of such advance royalties, and the economic environment in the coal industry and records a charge to earnings when it is deemed more likely than not that such amounts will not be recovered.

(j) Revenue Recognition

      The Company recognizes revenue on coal sales when title passes to the customer in accordance with the terms of the sales agreement. Revenue from domestic coal sales is recorded at the time of shipment or

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenue from international coal sales is recorded at the time coal is loaded onto the shipping vessel, when the customer takes ownership and assumes risk of loss. All intercompany revenue has been eliminated in the preparation of the combined financial statements.

(k) Shipping and Handling Costs

      In West Virginia, freight paid by the Company on behalf of the customer is billed separately. At December 31, 2002, freight included in accounts receivable totaled $650,730. For mines in Pennsylvania and Colorado, shipping and handling costs paid to third-party carriers are recorded as freight expense and included in cost of sales. Freight charges which are invoiced to coal customers are included in coal sales.

(l) Workers Compensation and Pneumoconiosis (Black Lung) Benefits

      Coal mining companies are obligated by federal and state laws to pay coal workers’ pneumoconiosis (black lung) benefits to eligible recipients. The Company is partially self-insured for workers compensation claims in West Virginia (note 16). The liability for workers compensation claims is a management estimate based on the ultimate losses to be incurred on known claims. This probable ultimate liability is re-determined annually, and resultant adjustments are expensed.

(m) Insurance Programs

      The Company is self insured, up to specified limits, for costs of casualty claims and medical claims. The Company utilizes commercial insurance to cover what it considers significant or catastrophic casualty and medical claims. Accrued casualty losses are based on actuarial assumptions, adjusted for Company specific history and expectations.

(n)	Benefit Plans

      The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees’ periods of active service. Costs of the plan are charged to current operations and are based on various actuarial assumptions.

(o)	Income Taxes

      The entities included in the combined financial statements have various ownership structures. Companies included in the North American Division of American Metals and Coal International, Inc. and Affiliates are either subchapter S or C corporations, limited liability companies, or limited partnerships. Companies filing under an election other than that of a C corporation have taxable income or losses of the respective company allocated directly to their respective stockholders, members and/or partners and included in their individual tax returns. Therefore, the expense or benefit from income taxes includes only companies electing C corporation status.

      For C corporations included in the combined financial statements, income tax expense has been recognized on an individual company basis for each of the C corporations included in the consolidated tax return of their respective parent company. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rate is recognized in income in the period in which the change is enacted.

(p)	Risks and Uncertainties

      The Company is engaged in the production of all variations of steam and metallurgical coal. Coal produced from mines in Pennsylvania and Colorado is primarily sold through long-term supply agreements. Mines located in West Virginia generally sell coal through one-year contracts. Additional production from Company reserves not covered under supply contracts is sold on the open market. The Company is subject to risks and uncertainties related to the creditworthiness of customers in the energy industry as well as price, supply, demand, and other volatility associated with coal commodity markets. Commodities markets and economic conditions have been volatile in the past and can be expected to be volatile in the future.

      The Company had one customer account for 12% of its sales for the period from January 1, 2003 to March 11, 2003 and 15% of its sales for the year ended December 31, 2002, as well as accounting for 12% of trade accounts receivable at December 31, 2002.

(q)	Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Notes Receivable

      At December 31, 2002, notes receivable primarily consist of notes from Company contractors. These notes are payable in semi-monthly installments at varying rates per ton, depending on the type and grade of coal. Notes receivable from Company contractors at December 31, 2002 amounted to $1,471,666. Other notes receivable amounted to $10,819 at December 31, 2002.

(4)	Prepaid Expenses

      Prepaid expenses consisted of the following at December 31, 2002:

Insurance	$573,497
Advance royalties	513,066
Other	123,883

$1,210,446

(5)	Other Current Assets

      Other current assets consisted of the following at December 31, 2002:

Receivables from contract miners for equipment purchased	$1,040,559
Refundable deposits	216,789
Other	585,872

$1,843,220

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(6)	Property, Plant, and Equipment

      Property, plant, and equipment consisted of the following at December 31, 2002:

	Estimated
	lives
	(in years)

Land		$2,239,638
Mineral interests and mine development costs		36,426,042
Construction in progress-mine development		3,653,747
Buildings and leasehold improvements	5-30	4,616,111
Machinery and equipment	3-10	42,533,598

		89,469,136
Less accumulated depreciation, depletion, and amortization		(38,234,322)

		$51,234,814

(7)	Other Assets

      Other noncurrent assets consisted of the following at December 31, 2002:

Refundable deposits	$924,739
Special benefit trust (note 16)	586,203
Deferred tax asset (note 13)	1,167,444

$2,678,386

(8)	Accrued Expenses and Other Current Liabilities

      Accrued expenses consisted of the following at December 31, 2002:

Black lung liabilities	$1,685,338
Reclamation obligations	113,580
Contractor performance obligations	1,102,314
Accrued payroll and related costs	2,400,427
Accrued taxes other than payroll	717,883
Accrued royalties	822,584
Accrued freight	247,866
Other	626,487

$7,716,479

(9)	Demand Notes Payable to Stockholder

      Demand notes payable to stockholder consist of various advances made to the Company by a stockholder. Interest of 4.24% is added to the outstanding balance and is compounded monthly. Approximately $28,000 of interest was added to the note balance for the period from January 1, 2003 to March 11, 2003. The Company made principal repayments of $5,000 and $588,122 for the period from January 1, 2003 to March 11, 2003 and for the year ended December 31, 2002, respectively. These notes

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

are unsecured and are fully subordinate to all bank claims against the Company. Interest expense for the period from January 1, 2003 to March 11, 2003 and for the year ended December 31, 2002 was $47,470 and $403,342, respectively.

(10)	Revolving Credit Commitments

      The Company maintains lines of credit with PNC Bank, N.A. and National City Bank (the Banks). The line of credit utilized by the Company’s operations with Banks in Western Pennsylvania consist of a revolving credit note, with a base not to exceed $15,000,000, bearing interest at 4.19% to 4.75%, payable monthly, which is secured by all present and future contracts and inventory, and the proceeds of the foregoing. At March 11, 2003 and December 31, 2002, the Company had $11,299,488 and $13,076,658, respectively, drawn on the line, which was due when the line was to expire in August 2003.

      The Company maintains a line of credit with the Banks for their West Virginia operations. The base credit limit was reduced from $15,000,000 to $7,500,000 in 2003. At December 31, 2002, the Company had an outstanding balance drawn on the line of $100,000. Availability under the line is reduced by four letters of credit outstanding in the amount of $3,036,891. As a result, the amount available at December 31, 2002 was $11,963,109. This line is secured by the guarantees of the Company, along with the accounts receivable and coal inventory that totaled $14,744,404 at December 31, 2002. The line provided for an interest rate at prime minus 1/4% (4% at December 31, 2002). In addition, there is a quarterly commitment fee of 1/4% on the undisbursed balance of the line.

      Under loan agreements with PNC Bank, N.A., the Company is required to maintain at all times a minimum net worth of $26 million, a minimum working capital balance of $12.5 million, a maximum total liability to net worth ratio of 2.0 to 1.0, and debt service coverage ratio of 4.0 to 1.0. Other restrictions exist on liens, encumbrances, guarantees, loans, and dividends (note 11). The Company obtained waivers from PNC Bank, N.A. for all events of noncompliance.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(11)	Long-Term Debt

      Long-term debt consisted of the following at December 31, 2002:

Settlement Agreement, West Virginia Bureau of Employment Programs, Workers’ Compensation Division, original settlement amount of $6,532,261, bearing interest at 11%, secured by substantially all assets of the Company, payable monthly and maturing March 2012	$5,004,819
Note payable to bank, at 6.99%, payable in monthly installments through December 2004, secured by equipment	1,813,276
Note payable at 7.80% payable in monthly installments through June 2004, secured by equipment	444,849
Note payable to bank, at LIBOR (2.90% at December 31, 2002), payable in monthly installments through December 2003, secured by equipment	223,850
Note payable at 8.20%, payable in monthly installments through March 2004, secured by equipment	195,599
Note payable at 6.17%, payable in monthly installments through September 2004, secured by equipment	93,518
Note payable at 5.49%, payable in monthly installments through September 2004, secured by equipment	97,662
Note payable at 8.91% payable in monthly installments through February 2004, secured by vehicles	109,514
Other notes payable, at various interest rates ranging from interest free to 12.0%, due in monthly installments, secured by equipment	151,697

Total long-term debt	8,134,784
Less current maturities	(2,151,923)

Long-term portion	$5,982,861

      Future maturities of long-term debt are as follows:

2003	$2,151,923
2004	1,638,659
2005	447,093
2006	460,580
2007	511,477
2008 and thereafter	2,925,052

$8,134,784

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(12)	Other Long-Term Liabilities

      Other long-term liabilities consisted of the following at December 31, 2002:

Post retirement obligation (note 17)	$10,486,985
Commissions	2,125,000
Land lease rights	1,113,375
Black lung (note 16)	454,999
Reclamation deposits	159,447
Other	28,410

$14,368,216

(13)	Income Taxes

      Income tax expense for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002 consisted of the following components:

	Period from	Year
	January 1, 2003	ended
	to March 11,	December 31,
	2003	2002

Current income tax (benefit) expense	$(552,048)	$1,468,767
Deferred tax expense	552,048	3,409,223

Income tax expense	$—	$4,877,990

      Income tax (benefit) expense before the cumulative effect of accounting change differs from the expected (benefit) expense that would result from the application of the federal tax rate of 34% to pre-tax book (loss) income due to the following at March 11, 2003 and December 31, 2002:

	March 11,	December 31,
	2003	2002

Computed expected (benefit) expense from income tax	$(473,678)	$1,379,821
State tax, net of federal	—	2,627
Percentage depletion	—	(306,000)
Income of nontaxable pass through entities	(273,528)	(1,050,946)
Change in asset valuation allowance	739,726	4,849,812
Other	7,480	2,676

Income tax expense	$—	$4,877,990

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The composition of the net deferred tax asset at December 31, 2002 is as follows:

Deferred tax assets:
Post retirement medical benefit accrual	$4,188,502
Reclamation reserve	1,319,590
Federal and state operating loss carryforwards	1,178,560
State workers compensation accrual	1,865,514
Federal alternative minimum tax carryforwards	1,005,028
Black lung benefit accrual	635,452
Bad debt reserve	302,565
Other	351,726
Less valuation allowance	(5,196,333)

Net deferred tax asset	5,650,604
Deferred tax liabilities:
Difference between book and tax basis of property and equipment	(4,113,820)
Advance minimum royalties	(369,340)

Total deferred tax liability	(4,483,160)

Total net deferred tax asset	$1,167,444

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As a result of management’s assessment, the Company has provided a valuation allowance related to the deferred tax assets at December 31, 2002 of $5,196,333. The increase in the valuation allowance during the period January 1, 2003 to March 11, 2003 and the year ended December 31, 2002 was $739,726 and $4,849,812, respectively.

      As of December 31, 2002, the Company has net operating loss carryforwards of approximately $2,100,000 that expire through 2023, and approximately $1,005,000 in alternative minimum tax credit carryforwards, which do not expire.

      Income taxes payable to the parent company at December 31, 2002 were approximately $1,319,000 and are included in amounts due to affiliates in the accompanying combined balance sheet.

(14)	Leased Mineral Interests

      In addition to mining coal on Company owned land, the Company also mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays production royalties based on a percentage of the net sales price of coal produced or actual tonnage mined from the leased properties, whichever is greater.

      The Company also leases coal mining and other equipment under long-term operating leases with varying terms.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Future minimum operating lease payments for equipment leases and annual production royalties as of December 31, 2002 are as follows:

	Equipment	Royalties

2003	$643,935	2,164,333
2004	415,367	2,159,933
2005	202,468	1,803,233
2006	—	1,704,955
2007	—	1,602,855
2008 and thereafter	—	1,283,200

Total estimated future payments	$1,261,770	10,718,509

      For the period from January 1, 2003 to March 11, 2003, lease expense relating to equipment and royalties totaled $115,291 and $1,543,613, respectively. For the year ended December 31, 2002, lease expense relating to equipment and royalties totaled $445,407 and $8,643,497 respectively.

(15)	Related Party Transactions

      Amounts due from affiliates include trade and notes receivable. The Company regularly reviews collectibility and will establish an allowance necessary based on probable collectibility using the specific identification method (note 1). Amounts due from affiliates totaled $12,365,277 against which the Company provided an allowance in the amount of $2,389,722 at December 31, 2002.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The Company has receivables from and payables to certain affiliates arising primarily from coal sales and purchases, coal brokerage sales and commissions, and working capital advances. Related party receivables and payables consisted of the following at December 31, 2002:

Due from affiliates:
Solomons Mining Company	$6,940,668
Solomons Group, Inc.	1,396,748
CME Engineering, Inc.	154,148
Tanoma Gas and Oil, L.P.	894,428
AMCI Konl AG	658,903
Coral Lands Co. Inc.	38,690
K-M Investment Corporation	1,060,608
Anita Mining Company, Inc.	884,631
Other affiliates	336,453

12,365,277
Less allowance	(2,389,722)

$9,975,555

Due to affiliates:
AMCI Export Corporation	$2,175,147
Mercury Trucking, Inc.	679,000
AMCI Energy, LLC	497,637
Unitmix, Inc.	104,716
Anita Mining Company, Inc.	1,224,386
Solomons Mining Company	2,796,091
K-M Investment Corporation	1,319,121
Other affiliates	440,603

$9,236,701

      Coal sales to affiliates are typically based on cost plus a tonnage commission. Coal purchases and services from affiliates are at agreed-upon prices. A summary of transactions with affiliates during the period from January 1, 2003 to March 11, 2003 and year ended December 31, 2002 is as follows:

	March 11,	December 31,
	2003	2002

Sales and other revenues	$2,321,325	6,071,379
Coal purchases	6,049,170	47,345,992
Operating costs and expenses	101,290	567,317
Interest income	87,559	650,646
Interest expense	47,470	403,342

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(16)	Workers Compensation and Pneumoconiosis (Black Lung) Benefits

      Workers’ compensation benefits in West Virginia are currently provided to employees through the West Virginia Workers’ Compensation Fund. Total workers’ compensation premiums payable to the fund for the period from January 1, 2002 to March 11, 2003 and the year ended December 31, 2002, were $92,926 and $405,015, respectively.

      Prior to July 1, 1990, the West Virginia portion of the Company was self-insured for all Federal Black Lung benefit claims. A special benefit trust (the Trust) exists for the payment of these benefit claims (note 7). The Trust assets principally include U.S. Treasury Bills and commercial paper stated at cost, which approximates fair value. The balance of the trust at December 31, 2002, was $586,203. In addition, the Company has placed into the Trust a letter of credit in the amount of $260,000. As of December 31, 2002, the Company had an accrued liability of $1,685,338 for such claims (note 8). Total self-insured benefit claims paid for the period from January 1, 2003 to March 11, 2003 and year ended December 31, 2002 was approximately $4,239 and $44,861, respectively.

(17)	Employee Benefit Plans

      AMCI maintains a profit sharing 401(k) Plan covering substantially all full-time employees of the Company. The Company generally contributes 3% to 5% of compensation for each employee who is eligible to participate in the Plan. Company contributions to the Plan for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002 was $113,329 and $339,685 respectively.

      Under the labor contract with the United Mine Workers of America (UMWA), two West Virginia companies in the North American Division of AMCI are required to pay amounts, based on hours worked, into two multi-employer pension plan trusts. For the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002, UMWA pension expense was $6,877 and $9,621, respectively.

      The Company provides certain health care benefits for most retired employees subject to varying age and service requirements. These benefits are provided through a contract with an independent insurance company subject to certain cost sharing provisions on the part of the retired employees.

      The Company has historically obtained actuarial valuations for purposes of recording expenses related to the benefits provided to the retired employees. The valuation date has historically been March 31, the Company’s former fiscal year. Set forth below is information obtained from the actuarial valuation as of March 31, 2002 along with the related liability balance recorded at December 31, 2002 and the amount of expense recorded in the accompanying statements of operations for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Following is a summary of information obtained from the actuarial report for the valuation date of March 31, 2002.

Change in benefit obligation:
Net benefit obligation — beginning of plan year	18,393,531
Service cost	229,000
Interest cost	1,301,000
Actuarial (gain) loss	3,532,300
Benefits paid	(870,215)

Net benefit obligation at March 31, 2002	22,585,616

Benefit obligation	(22,585,616)
Unrecognized net actuarial gain	8,280,688
Unrecognized net transition obligation	5,166,000

Unfunded benefit obligation at March 31, 2002	(9,138,928)

      The discount rate used in determining the postretirement obligations at March 31, 2002 was 7%.

      Amounts recognized by the Company at December 31, 2002 were as follows:

Accrued benefit cost	(9,138,928)
Additional expense accrual offset by payments for the period April 1, 2002 to December 31, 2002	(1,348,057)

Net amount recognized by the Company	(10,486,985)

      The components of the net periodic cost of the plan as set forth in the actuarial valuation for the plan year ended March 31, 2002 are as follows:

Service cost	$229,000
Interest cost	1,301,000
Net loss recognition	286,000
Transition obligation recognition	398,000

Net periodic benefit cost for the plan year ended March 31, 2002	$2,214,000

      The discount rates used to determine net periodic benefit costs for the plan years beginning April 1, 2002 and 2001 were 7.00% and 7.25%, respectively.

      Costs recognized in the accompanying combined financial statements were $686,655 and $2,613,465 for the period from January 1, 2003 to March 11, 2003 and the year ended December 31, 2002, respectively.

      The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) for medical benefits is 9.00% in 2003, decreasing to 5.50% in 2008 and thereafter.

AMERICAN METALS AND COAL
INTERNATIONAL, INC. AND AFFILIATES
(North American Division)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of and for the plan year ended March 31, 2002.

	One	One
	percentage	percentage
	point	point
	increase	decrease

Effect on total service and interest cost components	$313,534	$(251,879)
Effect on postretirement benefit obligation	3,513,788	(2,845,362)

(18)	Commitments and Contingencies

(a)	Minimum royalties

      The Company’s mineral leases require the Company to pay minimum royalties. These leases have fixed terms, and others are effective until exhaustion of the mineral reserves. The aggregate annual minimum royalty payments on mineral leases are approximately $10.3 million, assuming no reduction due to exhaustion of mineral reserves.

(b)	Guarantees

      The Company has guaranteed an $800,000 note, dated October 18, 2001, on behalf of an unrelated contract miner. The loan was secured by equipment and the guarantee of an affiliate. The outstanding balance of the note at December 31, 2002 was $478,109. The Company has not accrued any obligation for this guarantee at December 31, 2002.

      The Company guaranteed a $1,000,000 note, dated December 17, 2001, on behalf of an unrelated contract miner. The loan was secured by the equipment and the guarantee of an affiliate. The outstanding balance of the note at December 31, 2002 was $743,474. The Company has not accrued any obligation for this guarantee at December 31, 2002.

(c)	Litigation

      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding, which individually or in the aggregate could have a material effect on the combined financial condition, results of operations, or cash flow of the Company.

(d)	Supply contracts

      In the normal course of operations, primarily in Western Pennsylvania and Northern Colorado, the Company enters into long term supply contracts for the sale of various quantities of coal to customers in the energy industry. Under the terms of these contracts, the Company is obligated to supply coal to customers at prices ranging from approximately $23 to $66 per ton, with such prices subject to adjustment in future periods based upon existing market conditions and/or the quality of the coal. All supply contracts at December 31, 2003 expire through September 10, 2010.

(19)	Subsequent Event

      On March 11, 2003, the North American Division of AMCI was sold to subsidiaries of Alpha Natural Resources, LLC, a wholly owned subsidiary of ANR Holdings, LLC, subject to certain retained assets and liabilities.

INDEPENDENT AUDITORS’ REPORT

Alpha Natural Resources, LLC

and Members, Stockholders, and Partners of
Pennsylvania Entities of Mears Enterprises, Inc.:

      We have audited the accompanying combined balance sheets of The Combined Pennsylvania Entities of Mears Enterprises, Inc. (the Company) as of December 31, 2002 and 2001 and the related combined statements of income, stockholders’ equity and partners’ capital, and cash flows for the period January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations and cash flows for the period January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 2 to the combined financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP

KPMG LLP

Pittsburgh, Pennsylvania

March 17, 2004

THE COMBINED PENNSYLVANIA ENTITIES OF

MEARS ENTERPRISES, INC.

COMBINED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$16,890,439	12,454,191
Trade accounts receivable	5,555,181	5,369,221
Coal inventory	426,323	687,582
Prepaid expenses	39,813	41,248
Licenses	17,577	16,750

Total current assets	22,929,333	18,568,992
Property, plant, and equipment, net	5,543,343	4,875,673

Total assets	$28,472,676	23,444,665

LIABILITIES AND STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL
Current liabilities:
Trade accounts payable	$1,646,494	2,597,430
Accrued expenses	792,908	754,474
Due to related parties	202,049	—
Capital lease obligations — current portion	374,718	234,497
Other current liabilities	180,017	—

Total current liabilities	3,196,186	3,586,401
Long-term liabilities:
Capital lease obligations — long-term	60,712	165,137
Asset retirement obligations	1,018,490	1,068,796
Due to related parties	—	273,735
Other long-term liabilities	—	28,927

Total liabilities	4,275,388	5,122,996

Stockholders’ equity and partners’ capital:
Common stock, no par or stated value; issued and outstanding 870 shares	38,259	38,259
Retained earnings	3,966,562	3,584,170
Partners’ capital	20,192,467	14,699,240

Total stockholders’ equity and partners’ capital	24,197,288	18,321,669

Total liabilities and stockholders’ equity and partners’ capital	$28,472,676	23,444,665

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF

MEARS ENTERPRISES, INC.

COMBINED STATEMENTS OF INCOME

Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

	Period from
	January 1, 2003	Year Ended December 31
	to
	November 17, 2003	2002	2001

Revenues:
Coal sales	$45,829,444	$44,459,196	$42,085,943
Costs and expenses:
Cost of sales and other operating expenses (exclusive of items shown separately below)	25,480,439	22,322,677	23,425,162
Depreciation, depletion, and amortization	872,213	737,778	549,307
Selling and administrative expenses (exclusive of depreciation and amortization shown separately above)	3,831,639	4,175,759	2,753,574

Total expenses	30,184,291	27,236,214	26,728,043

Operating profit	15,645,153	17,222,982	15,357,900

Other income (expense):
Interest income	194,474	214,053	171,817
Interest expense	(21,705)	(36,110)	(27,375)
Rental income	598	—	19,216
Other income	446,050	82,071	1,018,035

Total other income	619,417	260,014	1,181,693

Income before cumulative effect of accounting change	16,264,570	17,482,996	16,539,593
Cumulative effect of accounting change (note 2)	(310,855)	—	—

Net income	$15,953,715	$17,482,996	$16,539,593

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF

MEARS ENTERPRISES, INC.

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL

Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

		Stockholders’ capital accounts
					Total
				Total	stockholders’
	Partners’	Common	Retained	stockholders’	equity and
	capital	stock	earnings	equity	partners’ capital

Balances, January 1, 2001	$8,097,360	38,259	2,225,410	2,263,669	10,361,029
Net income	13,166,130	—	3,373,463	3,373,463	16,539,593
Distributions	(6,564,250)	—	(2,014,703)	(2,014,703)	(8,578,953)

Balances, December 31, 2001	14,699,240	38,259	3,584,170	3,622,429	18,321,669
Net income	16,527,383	—	955,613	955,613	17,482,996
Distributions	(11,034,156)	—	(573,221)	(573,221)	(11,607,377)

Balances, December 31, 2002	20,192,467	38,259	3,966,562	4,004,821	24,197,288
Net income (loss) — January 1, 2003 — November 17, 2003	17,327,699	—	(1,373,984)	(1,373,984)	15,953,715
Distributions	(15,884,156)	—	(979,631)	(979,631)	(16,863,787)

Balances, November 17, 2003	$21,636,010	38,259	1,612,947	1,651,206	23,287,216

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF

MEARS ENTERPRISES, INC.

COMBINED STATEMENTS OF CASH FLOWS

Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

	Period from	Year Ended December 31
	January 1, 2003 to
	November 17, 2003	2002	2001

Cash flows from operating activities:
Net income	$15,953,715	17,482,996	16,539,593
Adjustments to reconcile net income to net cash flows from operating activities:
Cumulative effect of accounting change	310,855	—	—
Depreciation	872,213	737,778	549,307
Accretion of asset retirement obligation	157,089	—	—
Loss on asset disposals	990	40,381	53,968
Changes in certain assets and liabilities:
Trade accounts receivable	(640,329)	(185,960)	(1,665,075)
Inventories	(120,171)	261,259	(687,582)
Prepaid expenses	(63,094)	1,435	(23,012)
Other assets	—	(827)	59,379
Accounts payable	681,244	(950,936)	(616,539)
Accrued expenses	638,396	38,434	(93,095)
Other liabilities	(180,017)	(50,306)	1,068,796

Net cash flows from operating activities	17,610,891	17,374,254	15,185,740
Cash flows from investing activities:
Purchases of property, plant, and equipment	(293,519)	(1,168,455)	(833,595)
Proceeds from sale of property, plant, and equipment	—	25,000	—

Net cash flows used in investing activities	(293,519)	(1,143,455)	(833,595)

Cash flows from financing activities:
Payments on leases	(374,718)	(266,578)	(122,452)
Proceeds from (payments on) due to related parties	(10,000)	79,404	46,160
Distributions to stockholders	(16,863,787)	(11,607,377)	(8,578,953)

Net cash flows used in financing activities	(17,248,505)	(11,794,551)	(8,655,245)

Net change in cash and cash equivalents	68,867	4,436,248	5,696,900
Cash and cash equivalents — beginning of year	16,890,439	12,454,191	6,757,291

Cash and cash equivalents — end of year	$16,959,306	16,890,439	12,454,191

Supplemental cash flow disclosures:
Cash paid for interest	$21,705	36,110	27,375
Noncash investing and financing activities:
Reclamation liability for coal reserves	(2,474,301)	—	—
Acquisition of equipment through capital lease	—	302,374	522,086

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF

MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1)	Basis of Presentation and Organization

      The accompanying combined financial statements include certain subsidiaries of Mears Enterprises, Inc. which operate six mining complexes and a preparation plant all located in Pennsylvania (The Combined Pennsylvania Entities of Mears Enterprises, Inc., or the Company). The Company is a producer and broker of bituminous coal, with distribution and sales occurring primarily in the northeastern part of the United States. Principal customers of the Company are domestic public utilities, industrial companies, and related parties.

      Companies comprising The Combined Pennsylvania Entities of Mears Enterprises, Inc., represented by function, are the following:

           Coal sales and brokering:

Mears, Inc. (S-Corporation) DLR Coal Company (General Partnership) S&M Mining (General Partnership)

           Mine acquisition and development:

Mears, Inc. (S-Corporation) DLR Mining, Inc. (C-Corporation) S&M Mining, Inc. (S-Corporation)

      Functions performed within this group range from the very initial stages of surveying land for mining potential, performing surface mining and deep mining of all grades and qualities of coal, transferring coal from the mine to storage facilities, and the selling and brokering coal to both third and related parties.

(2)	Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation

      The combined financial statements include the accounts of The Combined Pennsylvania Entities of Mears Enterprises, Inc. All significant intercompany transactions and balances have been eliminated.

(b) Cash and Cash Equivalents

      The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

(c) Trade Accounts Receivable and Allowance for Doubtful Accounts

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. The allowance for doubtful accounts was $0 and $4,375 at December 31, 2002 and 2001, respectively. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(d) Coal Inventory

      Coal inventory is stated at the lower of cost, with cost determined using average monthly production costs, or market value. Purchased coal is stated at purchase price. Coal inventory at December 31, 2002 and 2001 was comprised of raw and purchased coal.

(e) Shipping and Handling Costs

      Shipping and handling costs charged to customers have been included in coal sales. Shipping and handling costs incurred by the company have been included in cost of sales and other operating expenses.

(f) Property, Plant, and Equipment

      Costs incurred as part of the acquisition of mineral interests and mine development costs incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method. Mine development costs include costs incurred for site preparation and development at the mines during the development stage. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 5 to 30 years or on a units-of-production basis. Leasehold improvements are amortized, using the straight-line method, over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred.

(g) Asset Retirement Obligations

      Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations.

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Some reclamation of disturbed acreage is performed as a normal part of the mining process with the remainder done at the end of the life of the mine. The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. Upon adoption, property, plant, and equipment (net) were increased by $2,163,446; asset retirement obligations were increased by $2,474,301; and the cumulative effect of the accounting change was $(310,855).

      Prior to January 1, 2003, the estimated cost for mine reclamation was provided for using the units of production method over the economic life of the mine. Estimated reclamation costs were subject to review by management on a regular basis and revised when appropriate for changes in future estimated costs and/or regulatory requirements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(h) Advance Mining Royalties

      Rights to leased coal lands are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. In instances where advance payments are not expected to be offset against future production royalties, no asset is recognized and the scheduled future minimum payments are recognized as liabilities.

(i) Revenue Recognition

      Revenue is recognized on coal sales at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(j) Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets, such as property, plant, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k) Income Taxes

      All companies included in The Combined Pennsylvania Entities of Mears Enterprises, Inc. are either S corporations or general partnerships except for DLR Mining, Inc. Under each of these structures, for income tax purposes the net income or loss of the S corporation and general partnership is allocated directly to the respective shareholders and or partners and is included in their individual tax returns. Therefore, no provision for income tax has been included in the combined financial statements for these entities. DLR Mining, Inc. has a net deferred tax asset for which a valuation allowance has been provided. The significant components of the net deferred tax asset are net operating loss carryforwards and certain liabilities which have not yet been deducted for tax purposes.

(l)	Risks and Uncertainties

      The Company is engaged in the production of steam and metallurgical coal for the electric generating industry as well as industrial customers. Coal produced from the Company’s reserves located in Pennsylvania is sold to energy companies throughout the northeastern part of the United States primarily under long-term supply agreements. Additional production from Company reserves not covered under supply contracts is sold on the open market. The Company is subject to risks and uncertainties related to the creditworthiness of customers in the energy industry as well as price, supply, demand, and other volatility associated with coal commodity markets. Commodities markets and economic conditions have been volatile in the past and can be expected to be volatile in the future.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The Company had three customers that accounted for approximately 46%, 18%, and 15% of the Company’s net sales and two customers that accounted for approximately 61% and 17% of the Company’s trade accounts receivable as of and for the year ended December 31, 2002. The Company had one customer that accounted for approximately 35% of the Company’s net sales and 35% of the Company’s trade accounts receivable as of and for the year ended December 31, 2001.

     (m) Workers Compensation and Pneumoconiosis (Black Lung) Benefits

      The Company is insured for workers compensation claims.

      The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. The Company is fully insured for this obligation.

(n)	Use of Estimates

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant items requiring the use of management estimates are allowances for doubtful accounts; mineral reserves; reclamation and mine closure obligations; employee benefit liabilities; future cash flows associated with assets; and useful lives for depreciation, depletion, and amortization. Due to the prospective nature of these estimates, actual results could differ from those estimates.

(3)	Prepaid Expenses

      Prepaid expenses consisted of the following:

	December 31

	2002	2001

Prepaid capital stock tax	$10,955	$5,288
Prepaid royalties	17,863	24,965
Prepaid other	10,995	10,995

Total prepaid expenses	$39,813	$41,248

(4)	Property, Plant, and Equipment

      Property, plant, and equipment consisted of the following:

	December 31

	2002	2001

Land	$655,015	$655,015
Mineral interests and mine development costs	1,723,664	1,723,664
Buildings and improvements	148,011	94,196
Machinery and equipment	5,747,978	4,406,777

	8,274,668	6,879,652
Less accumulated depreciation, depletion, and amortization	(2,731,325)	(2,003,979)

Total property, plant, and equipment	$5,543,343	$4,875,673

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(5)	Accrued Expenses

      Accrued expenses consisted of the following:

	December 31

	2002	2001

Wages	$492,407	$378,013
Workers compensation	86,803	95,019
Retirement — 401(k) Plan	68,632	128,141
Office of Surface Mining and excise tax	118,395	121,101
Other liabilities	26,671	32,200

	$792,908	$754,474

(6)	Capital Lease Obligations

      The Company leases certain equipment under capital lease agreements. These agreements have varying monthly payment amounts and expire on various dates during 2003. Amortization expense on the capitalized cost of leased property for the period from January 1, 2003 through November 17, 2003 was $21,705.

      The capitalized cost of the leased property and accumulated depreciation at December 31, 2002 was $691,411 and $91,717. Amortization expense on the capitalized cost of leased property for the year ended December 31, 2002 was $19,894.

      The capitalized cost of the leased property and accumulated depreciation at December 31, 2001 was $534,036 and $31,383. Amortization expense on the capitalized cost of leased property for the year ended December 31, 2001 was $10,071.

      The following is a schedule of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2002 and 2001:

	2002	2001

Future minimum lease payments due in:
2002	$—	253,308
2003	400,946	170,337
2004	63,982	—

Total future minimum lease payments	464,928	423,645
Less amount representing interest	(29,498)	(24,011)

Present value of future minimum lease payments	435,430	399,634
Less current portion	(374,718)	(234,497)

Long-term capital lease obligation	$60,712	165,137

(7)	Reclamation Liabilities

      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the asset retirement obligation accrual for mine reclamation and mine closure costs is based on permit requirements and requires various estimates and assumptions, principally associated with costs, productivi-

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

ties, and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and productivities to reflect current experience, and accretion related to the liability. At November 17, 2003, the asset retirement obligation was estimated to be $3,649,880. The activity in the asset retirement obligation consisted of the following during the period from January 1, 2003 through November 17, 2003:

Asset retirement obligation — January 1, 2003	$3,492,791
Obligations settled in current period	—
Accretion expense — January 1, 2003 — November 17, 2003	157,089

Asset retirement obligation — November 17, 2003	$3,649,880

(8)	Workers Compensation Benefits

      The Company is insured for workers compensation claims. The liability for workers compensation claims is a management estimate of the ultimate losses to be incurred on such claims based on the Company’s experience and includes a provision for incurred but not reported losses. Adjustments to the probable ultimate liability are made annually based on subsequent developments and experience and are included in operations as they are determined. These obligations are currently insured by Rockwood Casualty Insurance, an unrelated entity.

      The liability for workers compensation benefits at December 31, 2002 and 2001 was $86,803 and $95,019, respectively, which is included in accrued expenses. Workers compensation expenses for the period from January 1, 2003 to November 17, 2003 and for the years ended December 31, 2002 and 2001 were $1,550,447, $886,326, and $735,513, respectively.

(9)	Retirement Plan

      Mears Enterprises, Inc. & Affiliates maintains a 401(k) for substantially all full-time employees. Company contributions to the 401(k) plan, which are made at the discretion of management, for the period from January 1, 2003 to November 17, 2003 and for the years ended December 31, 2002 and 2001 were $166,253, $235,310, and $368,097, respectively.

(10)	Leased Mineral Interests

      In addition to mining coal on Company owned land, the Company also mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays minimum royalty payments. The Company also pays production royalties based on a percentage of the net sales price of coal produced or based on the actual tonnage mined from the leased premises. These royalty payments range from $0.07 per ton mined to 10% of sales.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, aggregate future minimum royalty payments under these leases were as follows:

Amount

2003	$17,581
2004	68,581
2005	68,581
2006	68,581
2007	68,581
Thereafter	137,162

Total estimated future payments	$429,067

(11)	Other Income

      Other income consisted of the following:

	Period from
	January 1 to	Year Ended	Year Ended
	November 17,	December 31,	December 31,
	2003	2002	2001

Subcontractor income	$447,040	122,452	611,133
Sales commission	—	—	460,870
Loss on disposal of property, plant, and equipment	(990)	(40,381)	(53,968)

	$446,050	82,071	1,018,035

(12)	Sale of the Company

      On November 17, 2003, the assets of The Combined Pennsylvania Entities of Mears Enterprises, Inc. were sold to AMFIRE Mining Company, LLC, a wholly owned subsidiary of Alpha Natural Resources, LLC.

Erbacon Preparation Plant, WV (Brooks Run)	Red Star Mine, KY (Enterprise)

Heavy Equipment at Lover’s Gap Surface Mine, VA (Paramont)

Tom’s Creek Preparation Plant, VA (Paramont)	Whitetail Preparation Plant, WV (Kingwood)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$74,124
NYSE Listing Fees	250,000
Printing and Engraving Expenses	450,000
Blue Sky Fees and Expenses	7,500
Legal Fees	1,850,000
Accounting Fees	800,000
Registrar and Transfer Agent Fees	15,000
NASD Filing Fee	30,500
Miscellaneous Expenses	1,522,876

$5,000,000

Item 14.	Indemnification of Directors and Officers.

      As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our restated certificate of incorporation to be effective following the closing of this offering will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

      Our restated certificate of incorporation and amended and restated bylaws will also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

•	Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      The indemnification provisions contained in our restated certificate of incorporation and amended and restated bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

      The registrant was formed in November 2004 and has not issued any securities. Prior to the completion of the offering of the securities being registered hereby and in connection with our Internal Restructuring (1) the registrant will issue an aggregate of 28,287,580 shares of the registrant’s common stock in exchange for the contribution of shares of common stock of Alpha NR Holding, Inc. and interests in ANR Holdings, and (2) outstanding options held by members of our management to purchase units of Alpha Coal Management will be converted into options to purchase up to 596,985 shares of our common stock. These issuances will be made in reliance upon Section 4(2) of the Securities Act or under Rules 506 or Rule 701 promulgated by the SEC.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
2	.1**	Asset Purchase Agreement by and between Pittston Coal Company and Dickenson-Russell Coal Company, LLC, dated as of October 29, 2002, as amended
2	.2**	Asset Purchase Agreement by and between Pittston Coal Company and Paramont Coal Company Virginia, LLC, dated as of October 29, 2002, as amended
2	.3**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Land and Reserves, LLC, dated as of October 29, 2002, as amended
2	.4**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Coal Sales Co., LLC, dated as of October 29, 2002, as amended
2	.5**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Terminal Company, LLC, dated as of October 29, 2002, as amended
2	.6**	Asset Purchase Agreement by and between Pittston Coal Company and Maxxim Rebuild Co., LLC, dated as of October 29, 2002, as amended
2	.7**	Purchase and Sale Agreement by and among El Paso CGP Company and AMFIRE, LLC dated as of November 14, 2002, as amended
2	.8**	Contribution Agreement among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and the Additional Persons listed on the signature pages dated as of March 11, 2003, as amended
2	.9**	Purchase and Sale Agreement made and entered into as of January 31, 2003 by and among Alpha Land and Reserves, LLC and CSTL, LLC
2	.10**	Purchase and Sale Agreement dated as of April 9, 2003 by and between Alpha Land and Reserves, LLC and CSTL LLC

Exhibit No.		Description of Exhibit

2	.11**	Purchase and Sale Agreement dated as of April 9, 2003 by and between Dickenson-Russell Coal Company, LLC and WBRD LLC
2	.12**	Letter agreement dated April 9, 2003 among Alpha Natural Resources, LLC, Dickenson-Russell Company, LLC, Alpha Land and Reserves, LLC, CSTL LLC, WBRD LLC, and Natural Resources Partners L.P.
2	.13**	Asset Purchase Agreement by and among S&M Mining, S&M Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended
2	.14**	Asset Purchase Agreement by and among DLR Coal Co., DLR Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended.
2	.15**	Asset Purchase Agreement by and between Mears Enterprises, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended.
2	.16**	Form of Internal Restructuring Agreement
2	.17*	Form of Sixth Amendment to Contribution Agreement by and among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and Alpha Natural Resources, Inc.
3	.1**	Form of Restated Certificate of Incorporation of Alpha Natural Resources, Inc.
3	.2**	Form of Amended and Restated Bylaws of Alpha Natural Resources, Inc.
4	.1*	Form of certificate of Alpha Natural Resources, Inc. common stock
5	.1**	Opinion of Bartlit Beck Herman Palenchar & Scott LLP
10	.1**	Credit Agreement dated as of May 28, 2004, among ANR Holdings, LLC, Alpha Natural Resources, LLC, the Lenders from time to time party thereto, Citicorp North America, Inc., as administrative agent and as collateral agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, as syndication agent, UBS Securities LLC, as documentation agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and Credit Suisse First Boston, acting through its Cayman Islands Branch, and UBS Securities LLC, as joint bookrunners (the “Credit Agreement”)
10	.2**	First Amendment, dated as of August 6, 2004, to Credit Agreement
10	.3**	Guarantee and Collateral Agreement, dated as of May 28, 2004, made by Alpha Natural Resources, LLC, ANR Holdings, LLC and each of the other Guarantors named therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent (the “Guarantee and Collateral Agreement”)
10	.4**	First Amendment, dated as of August 6, 2004 to Guarantee and Collateral Agreement
10	.5**	Indenture dated as of May 18, 2004 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee
10	.6**	Second Amended and Restated Employment Agreement between Alpha Natural Resources Services, LLC and Michael J. Quillen dated January 28, 2005
10	.7**	Employment Agreement between Alpha Natural Resources, LLC and D. Scott Kroh dated January 1, 2003, as amended
10	.8**	Form of Stockholder Agreement by and among Alpha Natural Resources, Inc., the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC and the other stockholders named therein
10	.9**	Alpha Natural Resources Annual Incentive Bonus (AIB) Plan
10	.10**	Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan
10	.11**	Alpha Natural Resources, Inc. Long-Term Incentive Plan
10	.12**†	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between CSTL LLC (subsequently renamed ACIN LLC) and Alpha Land and Reserves, LLC, as amended
10	.13**†	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between WBRD LLC and Dickenson-Russell Coal Company, LLC, as amended

Exhibit No.		Description of Exhibit

10	.14**†	Coal Mining Lease dated December 4, 2002, effective as of December 1, 2002, by and between CSTL LLC (subsequently renamed ACIN LLC) and Coastal Coal-West Virginia, LLC (subsequently renamed Brooks Run Mining Company), and Lease Assignment and Assumption Agreement made and entered into as of March 6, 2003, by and between Brooks Run Mining Company, LLC (formerly named Coastal Coal-West Virginia, LLC) and Kingwood Mining Company, LLC
10	.15**	Form of Internal Restructuring Promissory Note
10	.16**	Second Amendment, dated as of December 28, 2004, to Credit Agreement
10	.17**	Third Amendment, dated as of January 25, 2005, to Credit Agreement
21	.1*	List of Subsidiaries
23	.1**	Consent of Bartlit Beck Herman Palenchar & Scott LLP (included as part of its opinion to be filed as Exhibit 5.1 hereto)
23	.2**	Consent of Marshall Miller & Associates
23	.3*	Consent of KPMG LLP
23	.4*	Consent of KPMG LLP
23	.5*	Consent of KPMG LLP
23	.6*	Consent of KPMG LLP
24**		Powers of Attorney (included in signature page of this Registration Statement)

*	Filed herewith.

**	Previously filed.

†	Confidential treatment has been requested with respect to portions of the exhibit. A complete copy of the agreement has been filed with the Securities and Exchange Commission.

     (b) Financial Statement Schedules

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) It will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Abingdon, State of Virginia, on February 9, 2005.

ALPHA NATURAL RESOURCES, INC.

By:	/s/ VAUGHN R. GROVES

Name: Vaughn R. Groves

Title:	Vice President, Secretary and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on February 9, 2005.

Signature	Title

* Michael J. Quillen	President, Chief Executive Officer and Director (Principal Executive Officer)

* David C. Stuebe	Vice President and Chief Financial Officer (Principal Financial Officer)

* Eddie W. Neely	Vice President, Assistant Secretary and Controller (Principal Accounting Officer)

* E. Linn Draper, Jr.	Director

* John W. Fox, Jr.	Director

* Alex T. Krueger	Director

* Fritz R. Kundrun	Director

* William E. Macaulay	Director

* Hans J. Mende	Director

*/s/ VAUGHN R. GROVES Vaughn R. Groves, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement
2.1**	Asset Purchase Agreement by and between Pittston Coal Company and Dickenson-Russell Coal Company, LLC, dated as of October 29, 2002, as amended
2.2**	Asset Purchase Agreement by and between Pittston Coal Company and Paramont Coal Company Virginia, LLC, dated as of October 29, 2002, as amended
2.3**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Land and Reserves, LLC, dated as of October 29, 2002, as amended
2.4**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Coal Sales Co., LLC, dated as of October 29, 2002, as amended
2.5**	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Terminal Company, LLC, dated as of October 29, 2002, as amended
2.6**	Asset Purchase Agreement by and between Pittston Coal Company and Maxxim Rebuild Co., LLC, dated as of October 29, 2002, as amended
2.7**	Purchase and Sale Agreement by and among El Paso CGP Company and AMFIRE, LLC dated as of November 14, 2002, as amended
2.8**	Contribution Agreement among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and the Additional Persons listed on the signature pages dated as of March 11, 2003, as amended
2.9**	Purchase and Sale Agreement made and entered into as of January 31, 2003 by and among Alpha Land and Reserves, LLC and CSTL, LLC
2.10**	Purchase and Sale Agreement dated as of April 9, 2003 by and between Alpha Land and Reserves, LLC and CSTL LLC
2.11**	Purchase and Sale Agreement dated as of April 9, 2003 by and between Dickenson-Russell Coal Company, LLC and WBRD LLC
2.12**	Letter agreement dated April 9, 2003 among Alpha Natural Resources, LLC, Dickenson-Russell Company, LLC, Alpha Land and Reserves, LLC, CSTL LLC, WBRD LLC, and Natural Resources Partners L.P.
2.13**	Asset Purchase Agreement by and among S&M Mining, S&M Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended
2.14**	Asset Purchase Agreement by and among DLR Coal Co., DLR Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended.
2.15**	Asset Purchase Agreement by and between Mears Enterprises, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended.
2.16**	Form of Internal Restructuring Agreement
2.17*	Form of Sixth Amendment to Contribution Agreement by and among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and Alpha Natural Resources, Inc.
3.1**	Form of Restated Certificate of Incorporation of Alpha Natural Resources, Inc.
3.2**	Form of Amended and Restated Bylaws of Alpha Natural Resources, Inc.
4.1*	Form of certificate of Alpha Natural Resources, Inc. common stock
5.1**	Opinion of Bartlit Beck Herman Palenchar & Scott LLP
10.1**	Credit Agreement dated as of May 28, 2004, among ANR Holdings, LLC, Alpha Natural Resources, LLC, the Lenders from time to time party thereto, Citicorp North America, Inc., as administrative agent and as collateral agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, as syndication agent, UBS Securities LLC, as documentation agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and Credit Suisse First Boston, acting through its Cayman Islands Branch, and UBS Securities LLC, as joint bookrunners (the “Credit Agreement”)
10.2**	First Amendment, dated as of August 6, 2004, to Credit Agreement

Exhibit No.		Description of Exhibit

10.3**		Guarantee and Collateral Agreement, dated as of May 28, 2004, made by Alpha Natural Resources, LLC, ANR Holdings, LLC and each of the other Guarantors named therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent (the “Guarantee and Collateral Agreement”)
10.4**		First Amendment, dated as of August 6, 2004 to Guarantee and Collateral Agreement
10.5**		Indenture dated as of May 18, 2004 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee
10.6**		Second Amended and Restated Employment Agreement between Alpha Natural Resources Services, LLC and Michael J. Quillen dated January 28, 2005
10.7**		Employment Agreement between Alpha Natural Resources, LLC and D. Scott Kroh dated January 1, 2003, as amended
10.8**		Form of Stockholder Agreement by and among Alpha Natural Resources, Inc., the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC and the other stockholders named therein
10.9**		Alpha Natural Resources Annual Incentive Bonus (AIB) Plan
10.10**		Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan
10.11**		Alpha Natural Resources, Inc. Long-Term Incentive Plan
10.12**	†	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between CSTL LLC (subsequently renamed ACIN LLC) and Alpha Land and Reserves, LLC, as amended
10.13**	†	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between WBRD LLC and Dickenson-Russell Coal Company, LLC, as amended
10.14**	†	Coal Mining Lease dated December 4, 2002, effective as of December 1, 2002, by and between CSTL LLC (subsequently renamed ACIN LLC) and Coastal Coal-West Virginia, LLC (subsequently renamed Brooks Run Mining Company), and Lease Assignment and Assumption Agreement made and entered into as of March 6, 2003, by and between Brooks Run Mining Company, LLC (formerly named Coastal Coal-West Virginia, LLC) and Kingwood Mining Company, LLC
10.15**		Form of Internal Restructuring Promissory Note
10.16**		Second Amendment, dated as of December 28, 2004, to Credit Agreement
10.17**		Third Amendment, dated as of January 25, 2005, to Credit Agreement
21.1*		List of Subsidiaries
23.1**		Consent of Bartlit Beck Herman Palenchar & Scott LLP (included as part of its opinion to be filed as Exhibit 5.1 hereto)
23.2**		Consent of Marshall Miller & Associates
23.3*		Consent of KPMG LLP
23.4*		Consent of KPMG LLP
23.5*		Consent of KPMG LLP
23.6*		Consent of KPMG LLP
24**		Powers of Attorney (included in signature page of this Registration Statement)

*	Filed herewith.

**	Previously filed.

†	Confidential treatment has been requested with respect to portions of the exhibit. A complete copy of the agreement has been filed with the Securities and Exchange Commission.